    As filed with the Securities and Exchange Commission on November 2, 2009



                                                    Registration Nos. 333-161093
                                                                   and 811-08628

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                          PRE-EFFECTIVE AMENDMENT NO. 1                      [X]


                          POST-EFFECTIVE AMENDMENT NO.                       [ ]

                                      AND


          REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 31                             [X]


             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
                           (Exact Name of Registrant)

                       METROPOLITAN LIFE INSURANCE COMPANY
                               (Name of Depositor)

                                 200 Park Avenue
                               New York, NY 10166
        (Address of Depositor's Principal Executive Offices) (Zip Code)
                         (Depositor's Telephone Number)
                                 (212) 578-9414

                           James L. Lipscomb, Esquire
                  Executive Vice President and General Counsel
                       Metropolitan Life Insurance Company
                                200 Park Avenue
                               New York, NY 10166
                     (Name and Address of Agent for Service)


                                    Copy to:
                          Mary Thornton Payne, Esquire
                         Sutherland Asbill & Brennan LLP
                          1275 Pennsylvania Avenue, NW
                             Washington, D.C. 20004
                                 (202) 383-0698


                      APPROXIMATE DATE OF PROPOSED FILING:

  As soon as possible after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall thereafter become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Individual Variable Annuity Contracts

================================================================================

                   FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT

                                    ISSUED BY
                       METROPOLITAN LIFE INSURANCE COMPANY

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                        SUPPLEMENT DATED NOVEMBER 9, 2009
                    TO THE PROSPECTUS DATED OCTOBER 20, 2006
                            AS ANNUALLY SUPPLEMENTED

     1. COMBINATION OF THE SEPARATE ACCOUNTS

Effective November 9, 2009, Metropolitan Life Insurance Company (the "Company") combined Metropolitan Life Variable Annuity Separate Account I (the "Former Separate Account") with and into Metropolitan Life Variable Annuity Separate Account II (the "Separate Account"). The Separate Account was established by Citicorp Life Insurance Company ("Citicorp Life") as a separate investment account on July 6, 1994, under the laws of Arizona. The Separate Account became a separate account of the Company, subject to New York law, pursuant to the merger of Citicorp Life with and into the Company on October 20, 2006. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.

     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.

     - The Underlying Funds available under your Contract have not changed as a result of the Combination.

     - Your Contract Value is allocated to the same Underlying Funds (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.

     - The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Underlying Funds and illustrate unit values as a range.

If you have any questions, please contact us at 1-800-842-9325.

     2. THE VARIABLE FUNDING OPTIONS

Each Underlying Fund of the Variable Funding Options has different investment objectives and risks. THE UNDERLYING FUND PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH UNDERLYING FUND'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN UNDERLYING FUND PROSPECTUS BY CALLING 1-800-842-9325 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE UNDERLYING FUNDS CAREFULLY. We do not guarantee the investment results of the Underlying Funds.

     3. CONFORMITY WITH STATE AND FEDERAL LAWS

The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                       METROPOLITAN LIFE INSURANCE COMPANY

                        FLEXIBLE PREMIUM VARIABLE ANNUITY

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                    SUPPLEMENT DATED NOVEMBER 9, 2009 TO THE
           STATEMENT OF ADDITIONAL INFORMATION DATED OCTOBER 20, 2006

                        COMBINATION OF SEPARATE ACCOUNTS

1. COMBINATION OF SEPARATE ACCOUNTS

Effective November 9, 2009, Metropolitan Life Insurance Company (the "Company") combined Metropolitan Life Variable Annuity Separate Account I (the "Former Separate Account") with and into Metropolitan Life Variable Annuity Separate Account II (the "Separate Account"). The Separate Account was established by Citicorp Life Insurance Company ("Citicorp Life") as a separate investment account on July 6, 1994, under the laws of Arizona. The Separate Account became a separate account of the Company, subject to New York law, pursuant to the merger of Citicorp Life with and into the Company on October 20, 2006. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN THE STATEMENT OF ADDITIONAL INFORMATION TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

If you have any questions, please contact us at 1-800-842-9325.

2. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The following replaces the "INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM"
section in its entirety:


The financial statements of each of the Subaccounts of Metropolitan Life Variable Annuity Separate Account II and Metropolitan Life Variable Annuity Separate Account I included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.


The consolidated financial statements of Metropolitan Life Insurance Company and subsidiaries (the "Company") included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding changes in the Company's method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008,and its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


3. OTHER INFORMATION

Please direct all inquiries to: Metropolitan Life Insurance Company, Annuity Service Center, P.O. Box 10366, Des Moines, IA 50306-0366, or by telephone at 1-800-842-9325.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

ANNUAL REPORT

DECEMBER 31, 2008

METROPOLITAN LIFE VARIABLE ANNUITY

SEPARATE ACCOUNT II

OF

METROPOLITAN LIFE INSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
Metropolitan Life Variable Annuity Separate Account II and the Board of Directors of Metropolitan Life Insurance Company:

We have audited the accompanying statements of assets and liabilities of Metropolitan Life Variable Annuity Separate Account II (the "Separate Account") of Metropolitan Life Insurance Company (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2008, the related statements of operations for each of the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for each of the periods presented in the year ended December 31, 2008, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of each of the Subaccounts of the Separate Account included in Note 5 for each of the periods in the year ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2008, the results of their operations for each of the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 31, 2009
(November 2, 2009 as to Note 7)

APPENDIX A

AIM V.I. International Growth Subaccount
AllianceBernstein Global Technology Subaccount
Fidelity VIP Contrafund Subaccount
Fidelity VIP Dynamic Capital Appreciation
Subaccount
Fidelity VIP Equity-Income Subaccount
Fidelity VIP High Income Subaccount
Fidelity VIP Index 500 Subaccount
FTVIPT Franklin Small Mid-Cap Growth Securities
Subaccount
FTVIPT Templeton Foreign Securities Subaccount
LMPVET Aggressive Growth Subaccount
LMPVET Appreciation Subaccount
LMPVET Capital and Income Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount
LMPVET Fundamental Value Subaccount
LMPVET International All Cap Opportunity
Subaccount
LMPVET Investors Subaccount
LMPVET Large Cap Growth Subaccount
LMPVET Mid Cap Core Subaccount
LMPVET Small Cap Growth Subaccount
LMPVIT Global High Yield Bond Subaccount
MFS VIT Research Bond Subaccount
MIST BlackRock High Yield Subaccount
MIST BlackRock Large Cap Core Subaccount
MIST Lord Abbett Growth and Income Subaccount
MIST Met/AIM Capital Appreciation Subaccount
MIST MFS Research International Subaccount
MIST Oppenheimer Capital Appreciation Subaccount
MIST Pioneer Strategic Income Subaccount
MIST Third Avenue Small Cap Value Subaccount
MSF BlackRock Aggressive Growth Subaccount
MSF BlackRock Bond Income Subaccount
MSF BlackRock Money Market Subaccount
MSF Capital Guardian U.S. Equity Subaccount
MSF FI Large Cap Subaccount
MSF FI Value Leaders Subaccount
MSF Jennison Growth Subaccount
MSF MFS Total Return Subaccount
MSF T. Rowe Price Large Cap Growth Subaccount
MSF Western Asset Management Strategic Bond
Opportunities Subaccount
MSF Western Asset Management U.S. Government
Subaccount
PIMCO VIT Total Return Subaccount
Van Kampen LIT Comstock Subaccount

APPENDIX B

LMPVET Mid Cap Core Subaccount
MSF Jennison Growth Subaccount

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

                                                           AIM V.I.
                                               INTERNATIONAL GROWTH
                                                         SUBACCOUNT
                                               --------------------
ASSETS:
  Investments at fair value                               $ 812,987
  Due from Metropolitan Life Insurance Company                   --
                                               --------------------
       Total Assets                                         812,987
                                               --------------------
LIABILITIES:
  Due to Metropolitan Life Insurance Company                    118
                                               --------------------
       Total Liabilities                                        118
                                               --------------------
NET ASSETS                                                $ 812,869
                                               ====================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units                      $ 812,869
  Net assets from contracts in payout                            --
                                               --------------------
       Total Net Assets                                   $ 812,869
                                               ====================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                       ALLIANCEBERNSTEIN FIDELITY VIP FIDELITY VIP DYNAMIC  FIDELITY VIP
                                       GLOBAL TECHNOLOGY   CONTRAFUND CAPITAL APPRECIATION EQUITY-INCOME
                                              SUBACCOUNT   SUBACCOUNT SUBACCOUNT              SUBACCOUNT
                                       ----------------- ------------ -------------------- -------------
ASSETS:
  Investments at fair value                     $ 28,728  $ 1,417,854                $ 901     $ 749,205
  Due from Metropolitan Life Insurance
     Company                                          --           --                   --            --
                                       ----------------- ------------ -------------------- -------------
       Total Assets                               28,728    1,417,854                  901       749,205
                                       ----------------- ------------ -------------------- -------------
LIABILITIES:
  Due to Metropolitan Life Insurance
     Company                                          51           97                    2           102
                                       ----------------- ------------ -------------------- -------------
       Total Liabilities                              51           97                    2           102
                                       ----------------- ------------ -------------------- -------------
NET ASSETS                                      $ 28,677  $ 1,417,757                $ 899     $ 749,103
                                       ================= ============ ==================== =============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units            $ 28,677  $ 1,417,757                $ 899     $ 749,103
  Net assets from contracts in payout                 --           --                   --            --
                                       ----------------- ------------ -------------------- -------------
       Total Net Assets                         $ 28,677  $ 1,417,757                $ 899     $ 749,103
                                       ================= ============ ==================== =============

The accompanying notes are an integral part of these financial statements.

                                               FTVIPT FRANKLIN
FIDELITY VIP FIDELITY VIP     SMALL-MID CAP   FTVIPT TEMPLETON            LMPVET       LMPVET
 HIGH INCOME    INDEX 500 GROWTH SECURITIES FOREIGN SECURITIES AGGRESSIVE GROWTH APPRECIATION
  SUBACCOUNT   SUBACCOUNT        SUBACCOUNT         SUBACCOUNT        SUBACCOUNT   SUBACCOUNT
------------ ------------ ----------------- ------------------ ----------------- ------------
   $ 258,966    $ 734,436         $ 157,159          $ 237,581         $ 546,272    $ 492,850
          --           --                --                 --                --           --
------------ ------------ ----------------- ------------------ ----------------- ------------
     258,966      734,436           157,159            237,581           546,272      492,850
------------ ------------ ----------------- ------------------ ----------------- ------------
         103           51                48                 27               151          140
------------ ------------ ----------------- ------------------ ----------------- ------------
         103           51                48                 27               151          140
------------ ------------ ----------------- ------------------ ----------------- ------------
   $ 258,863    $ 734,385         $ 157,111          $ 237,554           546,121    $ 492,710
============ ============ ================= ================== ================= ============
   $ 258,863    $ 734,385         $ 157,111          $ 237,554         $ 546,121    $ 492,710
          --           --                --                 --                --           --
------------ ------------ ----------------- ------------------ ----------------- ------------
   $ 258,863    $ 734,385         $ 157,111          $ 237,554         $ 546,121    $ 492,710
============ ============ ================= ================== ================= ============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                   LMPVET            LMPVET       LMPVET            LMPVET
                                       CAPITAL AND INCOME DIVIDEND STRATEGY EQUITY INDEX FUNDAMENTAL VALUE
                                               SUBACCOUNT        SUBACCOUNT   SUBACCOUNT        SUBACCOUNT
                                       ------------------ ----------------- ------------ -----------------
ASSETS:
  Investments at fair value                     $ 100,103          $ 27,211    $ 111,486         $ 423,803
  Due from Metropolitan Life Insurance
     Company                                           --                --           --                --
                                       ------------------ ----------------- ------------ -----------------
       Total Assets                               100,103            27,211      111,486           423,803
                                       ------------------ ----------------- ------------ -----------------
LIABILITIES:
  Due to Metropolitan Life Insurance
     Company                                           50                33           85                67
                                       ------------------ ----------------- ------------ -----------------
       Total Liabilities                               50                33           85                67
                                       ------------------ ----------------- ------------ -----------------
NET ASSETS                                      $ 100,053          $ 27,178    $ 111,401         $ 423,736
                                       ================== ================= ============ =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units            $ 100,053          $ 27,178    $ 111,401         $ 423,736
  Net assets from contracts in payout                  --                --           --                --
                                       ------------------ ----------------- ------------ -----------------
       Total Net Assets                         $ 100,053          $ 27,178    $ 111,401         $ 423,736
                                       ================== ================= ============ =================

The accompanying notes are an integral part of these financial statements.

               LMPVET
INTERNATIONAL ALL CAP                            LMPVET           LMPVET   LMPVIT GLOBAL MFS VIT RESEARCH
          OPPORTUNITY LMPVET INVESTORS LARGE CAP GROWTH SMALL CAP GROWTH HIGH YIELD BOND             BOND
           SUBACCOUNT       SUBACCOUNT       SUBACCOUNT       SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
--------------------- ---------------- ---------------- ---------------- --------------- ----------------
              $ 1,926        $ 266,498          $ 1,509        $ 116,186       $ 104,465        $ 483,105
                   --               --               --               --              --               --
--------------------- ---------------- ---------------- ---------------- --------------- ----------------
                1,926          266,498            1,509          116,186         104,465          483,105
--------------------- ---------------- ---------------- ---------------- --------------- ----------------
                    5               57                4               85              77              103
--------------------- ---------------- ---------------- ---------------- --------------- ----------------
                    5               57                4               85              77              103
--------------------- ---------------- ---------------- ---------------- --------------- ----------------
              $ 1,921        $ 266,441          $ 1,505        $ 116,101       $ 104,388        $ 483,002
===================== ================ ================ ================ =============== ================
              $ 1,921        $ 266,441          $ 1,505        $ 116,101       $ 104,388        $ 483,002
                   --               --               --               --              --               --
--------------------- ---------------- ---------------- ---------------- --------------- ----------------
              $ 1,921        $ 266,441          $ 1,505        $ 116,101       $ 104,388        $ 483,002
===================== ================ ================ ================ =============== ================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                       MIST BLACKROCK MIST BLACKROCK  MIST LORD ABBETT         MIST MET/AIM
                                           HIGH YIELD LARGE CAP CORE GROWTH AND INCOME CAPITAL APPRECIATION
                                           SUBACCOUNT     SUBACCOUNT        SUBACCOUNT           SUBACCOUNT
                                       -------------- -------------- ----------------- --------------------
ASSETS:
  Investments at fair value               $ 1,359,982      $ 500,948          $ 40,567            $ 656,222
  Due from Metropolitan Life Insurance
     Company                                       --             --                --                   --
                                       -------------- -------------- ----------------- --------------------
       Total Assets                         1,359,982        500,948            40,567              656,222
                                       -------------- -------------- ----------------- --------------------
LIABILITIES:
  Due to Metropolitan Life Insurance
     Company                                       11            166                20                  123
                                       -------------- -------------- ----------------- --------------------
       Total Liabilities                           11            166                20                  123
                                       -------------- -------------- ----------------- --------------------
NET ASSETS                                $ 1,359,971      $ 500,782          $ 40,547            $ 656,099
                                       ============== ============== ================= ====================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units      $ 1,359,971      $ 500,782          $ 40,547            $ 656,099
  Net assets from contracts in payout              --             --                --                   --
                                       -------------- -------------- ----------------- --------------------
       Total Net Assets                   $ 1,359,971      $ 500,782          $ 40,547            $ 656,099
                                       ============== ============== ================= ====================

The accompanying notes are an integral part of these financial statements.

MIST MFS RESEARCH     MIST OPPENHEIMER     MIST PIONEER MIST THIRD AVENUE     MSF BLACKROCK MSF BLACKROCK
    INTERNATIONAL CAPITAL APPRECIATION STRATEGIC INCOME   SMALL CAP VALUE AGGRESSIVE GROWTH   BOND INCOME
       SUBACCOUNT           SUBACCOUNT       SUBACCOUNT        SUBACCOUNT        SUBACCOUNT    SUBACCOUNT
----------------- -------------------- ---------------- ----------------- ----------------- -------------
        $ 244,978            $ 595,018        $ 213,106           $ 8,542         $ 161,489      $ 66,702
               --                   --               --                --                --            --
----------------- -------------------- ---------------- ----------------- ----------------- -------------
          244,978              595,018          213,106             8,542           161,489        66,702
----------------- -------------------- ---------------- ----------------- ----------------- -------------
              104                  120               37                26                15            49
----------------- -------------------- ---------------- ----------------- ----------------- -------------
              104                  120               37                26                15            49
----------------- -------------------- ---------------- ----------------- ----------------- -------------
        $ 244,874            $ 594,898        $ 213,069           $ 8,516         $ 161,474      $ 66,653
================= ==================== ================ ================= ================= =============
        $ 244,874            $ 594,898        $ 213,069           $ 8,516         $ 161,474      $ 66,653
               --                   --               --                --                --            --
----------------- -------------------- ---------------- ----------------- ----------------- -------------
        $ 244,874            $ 594,898        $ 213,069           $ 8,516         $ 161,474      $ 66,653
================= ==================== ================ ================= ================= =============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2008

                                       MSF BLACKROCK          MSF CAPITAL                  MSF FI VALUE
                                        MONEY MARKET GUARDIAN U.S. EQUITY MSF FI LARGE CAP      LEADERS
                                          SUBACCOUNT           SUBACCOUNT       SUBACCOUNT   SUBACCOUNT
                                       ------------- -------------------- ---------------- ------------
ASSETS:
  Investments at fair value                $ 464,638          $ 1,258,331        $ 685,140      $ 3,308
  Due from Metropolitan Life Insurance
     Company                                      --                   --               --           --
                                       ------------- -------------------- ---------------- ------------
       Total Assets                          464,638            1,258,331          685,140        3,308
                                       ------------- -------------------- ---------------- ------------
LIABILITIES:
  Due to Metropolitan Life Insurance
     Company                                     101                  208               52           10
                                       ------------- -------------------- ---------------- ------------
       Total Liabilities                         101                  208               52           10
                                       ------------- -------------------- ---------------- ------------
NET ASSETS                                 $ 464,537          $ 1,258,123        $ 685,088      $ 3,298
                                       ============= ==================== ================ ============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units       $ 464,537          $ 1,258,123        $ 685,088      $ 3,298
  Net assets from contracts in payout             --                   --               --           --
                                       ------------- -------------------- ---------------- ------------
       Total Net Assets                    $ 464,537          $ 1,258,123        $ 685,088      $ 3,298
                                       ============= ==================== ================ ============

The accompanying notes are an integral part of these financial statements.

                                  MSF WESTERN ASSET MSF WESTERN ASSET
     MSF MFS MSF T. ROWE PRICE MANAGEMENT STRATEGIC   MANAGEMENT U.S. PIMCO VIT TOTAL VAN KAMPEN LIT
TOTAL RETURN  LARGE CAP GROWTH   BOND OPPORTUNITIES        GOVERNMENT          RETURN       COMSTOCK
  SUBACCOUNT        SUBACCOUNT           SUBACCOUNT        SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
------------ ----------------- -------------------- ----------------- --------------- --------------
   $ 916,458         $ 733,358             $ 22,912         $ 381,272        $ 95,711        $ 3,104
          --                --                   --                --              --             --
------------ ----------------- -------------------- ----------------- --------------- --------------
     916,458           733,358               22,912           381,272          95,711          3,104
------------ ----------------- -------------------- ----------------- --------------- --------------
         144                79                   52               115              31              9
------------ ----------------- -------------------- ----------------- --------------- --------------
         144                79                   52               115              31              9
------------ ----------------- -------------------- ----------------- --------------- --------------
   $ 916,314         $ 733,279             $ 22,860         $ 381,157        $ 95,680        $ 3,095
============ ================= ==================== ================= =============== ==============
   $ 916,314         $ 733,279             $ 22,860         $ 381,157        $ 95,680        $ 3,095
          --                --                   --                --              --             --
------------ ----------------- -------------------- ----------------- --------------- --------------
   $ 916,314         $ 733,279             $ 22,860         $ 381,157        $ 95,680        $ 3,095
============ ================= ==================== ================= =============== ==============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                       AIM V.I.    ALLIANCEBERNSTEIN    FIDELITY VIP    FIDELITY VIP DYNAMIC
                                           INTERNATIONAL GROWTH    GLOBAL TECHNOLOGY      CONTRAFUND    CAPITAL APPRECIATION
                                                     SUBACCOUNT           SUBACCOUNT      SUBACCOUNT              SUBACCOUNT
                                           ----------------------- -------------------- --------------- -----------------------
INVESTMENT INCOME:
      Dividends                                         $ 6,501                 $ --        $ 20,214                     $ 6
                                           ----------------------- -------------------- --------------- -----------------------
EXPENSES:
      Mortality and expense risk charges .               11,347                  676          21,590                      93
      Administrative charges                              1,951                   80           3,187                      10
                                           ----------------------- -------------------- --------------- -----------------------
        Total expenses                                   13,298                  756          24,777                     103
                                           ----------------------- -------------------- --------------- -----------------------
           Net investment income (loss) .                (6,797)                (756)         (4,563)                    (97)
                                           ----------------------- -------------------- --------------- -----------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        15,719                   --          63,976                      97
      Realized gains (losses) on sale of
        investments                                      52,783              (13,304)        (54,523)                 (1,130)
                                           ----------------------- -------------------- --------------- -----------------------
           Net realized gains (losses)                   68,502              (13,304)          9,453                  (1,033)
                                           ----------------------- -------------------- --------------- -----------------------
     Change in unrealized gains (losses)
        on investments                                 (719,566)             (19,897)     (1,142,209)                 (2,334)
                                           ----------------------- -------------------- --------------- -----------------------
     Net realized and unrealized gains
        (losses) on investments                        (651,064)             (33,201)     (1,132,756)                 (3,367)
                                           ----------------------- -------------------- --------------- -----------------------
     Net increase (decrease) in net assets
        resulting from operations                    $ (657,861)           $ (33,957)   $ (1,137,319)               $ (3,464)
                                           ======================= ==================== =============== =======================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                   FTVIPT FRANKLIN
 FIDELITY VIP    FIDELITY VIP    FIDELITY VIP        SMALL-MID CAP      FTVIPT TEMPLETON    LMPVET AGGRESSIVE
EQUITY-INCOME     HIGH INCOME       INDEX 500    GROWTH SECURITIES    FOREIGN SECURITIES               GROWTH
   SUBACCOUNT      SUBACCOUNT      SUBACCOUNT           SUBACCOUNT            SUBACCOUNT           SUBACCOUNT
---------------- --------------- --------------- -------------------- --------------------- --------------------
     $ 28,148        $ 29,380        $ 23,159                 $ --               $ 9,070                 $ --
---------------- --------------- --------------- -------------------- --------------------- --------------------
       11,156           3,148          10,021                2,922                 4,805                7,601
        1,931             520           1,687                  350                   575                1,254
---------------- --------------- --------------- -------------------- --------------------- --------------------
       13,087           3,668          11,708                3,272                 5,380                8,855
---------------- --------------- --------------- -------------------- --------------------- --------------------
       15,061          25,712          11,451               (3,272)                3,690               (8,855)
---------------- --------------- --------------- -------------------- --------------------- --------------------
        1,425              --          13,047               29,726                37,121                   --
      (93,516)        (29,599)         (5,276)              (4,022)               (6,205)              30,161
---------------- --------------- --------------- -------------------- --------------------- --------------------
      (92,091)        (29,599)          7,771               25,704                30,916               30,161
---------------- --------------- --------------- -------------------- --------------------- --------------------
     (581,210)        (91,763)       (515,578)            (145,199)             (233,586)            (424,860)
---------------- --------------- --------------- -------------------- --------------------- --------------------
     (673,301)       (121,362)       (507,807)            (119,495)             (202,670)            (394,699)
---------------- --------------- --------------- -------------------- --------------------- --------------------
   $ (658,240)      $ (95,650)     $ (496,356)          $ (122,767)           $ (198,980)          $ (403,554)
================ =============== =============== ==================== ===================== ====================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                   LMPVET    LMPVET CAPITAL AND    LMPVET DIVIDEND    LMPVET EQUITY
                                             APPRECIATION                INCOME           STRATEGY            INDEX
                                               SUBACCOUNT            SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                           ----------------- --------------------- ------------------ ----------------
INVESTMENT INCOME:
      Dividends                                   $ 8,388               $ 1,466            $ 1,020          $ 2,916
                                           ----------------- --------------------- ------------------ ----------------
EXPENSES:
      Mortality and expense risk charges            6,662                 1,835                431            2,219
      Administrative charges                        1,095                   219                 51              265
                                           ----------------- --------------------- ------------------ ----------------
        Total expenses                              7,757                 2,054                482            2,484
                                           ----------------- --------------------- ------------------ ----------------
           Net investment income (loss)               631                  (588)               538              432
                                           ----------------- --------------------- ------------------ ----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  30,053                 3,276                 --            3,629
      Realized gains (losses) on sale of
        investments                                 2,518                (9,573)              (504)         (14,496)
                                           ----------------- --------------------- ------------------ ----------------
           Net realized gains (losses)             32,571                (6,297)              (504)         (10,867)
                                           ----------------- --------------------- ------------------ ----------------
     Change in unrealized gains (losses)
        on investments                           (271,076)              (52,325)           (11,779)         (72,125)
                                           ----------------- --------------------- ------------------ ----------------
     Net realized and unrealized gains
        (losses) on investments                  (238,505)              (58,622)           (12,283)         (82,992)
                                           ----------------- --------------------- ------------------ ----------------
     Net increase (decrease) in net assets
        resulting from operations              $ (237,874)            $ (59,210)         $ (11,745)       $ (82,560)
                                           ================= ===================== ================== ================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                    LMPVET
           LMPVET    INTERNATIONAL ALL CAP                        LMPVET LARGE CAP    LMPVET MID CAP    LMPVET SMALL CAP
FUNDAMENTAL VALUE              OPPORTUNITY    LMPVET INVESTORS              GROWTH              CORE              GROWTH
       SUBACCOUNT               SUBACCOUNT          SUBACCOUNT          SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
-------------------- ------------------------ ------------------- ------------------- ----------------- -------------------
         $ 10,156                     $ 57             $ 4,823                 $ 6              $ --                $ --
-------------------- ------------------------ ------------------- ------------------- ----------------- -------------------
            7,781                       33               4,964                  24                40               2,012
              933                        3                 595                   1                 5                 322
-------------------- ------------------------ ------------------- ------------------- ----------------- -------------------
            8,714                       36               5,559                  25                45               2,334
-------------------- ------------------------ ------------------- ------------------- ----------------- -------------------
            1,442                       21                (736)                (19)              (45)             (2,334)
-------------------- ------------------------ ------------------- ------------------- ----------------- -------------------
              482                       --              11,324                  --                --               7,276
          (23,616)                     (26)             24,045                  (7)           (2,094)            (25,916)
-------------------- ------------------------ ------------------- ------------------- ----------------- -------------------
          (23,134)                     (26)             35,369                  (7)           (2,094)            (18,640)
-------------------- ------------------------ ------------------- ------------------- ----------------- -------------------
         (245,402)                  (1,512)           (212,465)               (882)            1,797             (81,039)
-------------------- ------------------------ ------------------- ------------------- ----------------- -------------------
         (268,536)                  (1,538)           (177,096)               (889)             (297)            (99,679)
-------------------- ------------------------ ------------------- ------------------- ----------------- -------------------
       $ (267,094)                $ (1,517)         $ (177,832)             $ (908)           $ (342)         $ (102,013)
==================== ======================== =================== =================== ================= ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                           LMPVIT GLOBAL HIGH    MFS VIT RESEARCH    MIST BLACKROCK HIGH    MIST BLACKROCK
                                                   YIELD BOND                BOND                  YIELD    LARGE CAP CORE
                                                   SUBACCOUNT          SUBACCOUNT             SUBACCOUNT        SUBACCOUNT
                                           --------------------- ------------------- ---------------------- -----------------
INVESTMENT INCOME:
      Dividends                                      $ 15,344            $ 10,552              $ 125,828             $ 757
                                           --------------------- ------------------- ---------------------- -----------------
EXPENSES:
      Mortality and expense risk charges                2,020               4,586                 19,280             3,852
      Administrative charges                              241                 712                  2,536               583
                                           --------------------- ------------------- ---------------------- -----------------
        Total expenses                                  2,261               5,298                 21,816             4,435
                                           --------------------- ------------------- ---------------------- -----------------
           Net investment income (loss)                13,083               5,254                104,012            (3,678)
                                           --------------------- ------------------- ---------------------- -----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --                  --                     --             6,062
      Realized gains (losses) on sale of
        investments                                    (7,506)               (619)                (3,917)          (25,640)
                                           --------------------- ------------------- ---------------------- -----------------
           Net realized gains (losses)                 (7,506)               (619)                (3,917)          (19,578)
                                           --------------------- ------------------- ---------------------- -----------------
     Change in unrealized gains (losses)
        on investments                                (60,274)            (25,049)              (557,791)         (232,924)
                                           --------------------- ------------------- ---------------------- -----------------
     Net realized and unrealized gains
        (losses) on investments                       (67,780)            (25,668)              (561,708)         (252,502)
                                           --------------------- ------------------- ---------------------- -----------------
     Net increase (decrease) in net assets
        resulting from operations                   $ (54,697)          $ (20,414)            $ (457,696)       $ (256,180)
                                           ===================== =================== ====================== =================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

 MIST LORD ABBETT            MIST MET/AIM    MIST MFS RESEARCH        MIST OPPENHEIMER        MIST PIONEER    MIST THIRD AVENUE
GROWTH AND INCOME    CAPITAL APPRECIATION        INTERNATIONAL    CAPITAL APPRECIATION    STRATEGIC INCOME      SMALL CAP VALUE
       SUBACCOUNT              SUBACCOUNT           SUBACCOUNT          SUBACCOUNT (A)          SUBACCOUNT           SUBACCOUNT
-------------------- ----------------------- -------------------- ----------------------- ------------------- --------------------
            $ 933                $ 21,542                $ 144                    $ --            $ 18,072                $ 270
-------------------- ----------------------- -------------------- ----------------------- ------------------- --------------------
              740                  10,424                2,094                   6,823               3,230                  331
               88                   1,614                  357                     950                 387                   39
-------------------- ----------------------- -------------------- ----------------------- ------------------- --------------------
              828                  12,038                2,451                   7,773               3,617                  370
-------------------- ----------------------- -------------------- ----------------------- ------------------- --------------------
              105                   9,504               (2,307)                 (7,773)             14,455                 (100)
-------------------- ----------------------- -------------------- ----------------------- ------------------- --------------------
            6,441                      --                  832                      --                  --                2,468
           (1,913)                (80,634)              (8,598)                (22,885)               (480)              (4,121)
-------------------- ----------------------- -------------------- ----------------------- ------------------- --------------------
            4,528                 (80,634)              (7,766)                (22,885)               (480)              (1,653)
-------------------- ----------------------- -------------------- ----------------------- ------------------- --------------------
          (30,459)               (516,723)            (170,295)               (455,645)            (44,416)              (1,852)
-------------------- ----------------------- -------------------- ----------------------- ------------------- --------------------
          (25,931)               (597,357)            (178,061)               (478,530)            (44,896)              (3,505)
-------------------- ----------------------- -------------------- ----------------------- ------------------- --------------------
        $ (25,826)             $ (587,853)          $ (180,368)             $ (486,303)          $ (30,441)            $ (3,605)
==================== ======================= ==================== ======================= =================== ====================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                               MSF BLACKROCK    MSF BLACKROCK BOND    MSF BLACKROCK          MSF CAPITAL
                                           AGGRESSIVE GROWTH                INCOME     MONEY MARKET GUARDIAN U.S. EQUITY
                                                  SUBACCOUNT            SUBACCOUNT       SUBACCOUNT           SUBACCOUNT
                                           -------------------- --------------------- ------------- -----------------------
INVESTMENT INCOME:
      Dividends                                         $ --               $ 6,965         $ 16,394             $ 25,890
                                           -------------------- --------------------- ------------- -----------------------
EXPENSES:
      Mortality and expense risk charges .             3,569                 1,350            6,139               18,676
      Administrative charges                             427                   161              846                3,072
                                           -------------------- --------------------- ------------- -----------------------
        Total expenses                                 3,996                 1,511            6,985               21,748
                                           -------------------- --------------------- ------------- -----------------------
           Net investment income (loss) .             (3,996)                5,454            9,409                4,142
                                           -------------------- --------------------- ------------- -----------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                         --                    --               --              293,347
      Realized gains (losses) on sale of
        investments                                   (1,785)                1,180               --             (221,335)
                                           -------------------- --------------------- ------------- -----------------------
           Net realized gains (losses)                (1,785)                1,180               --               72,012
                                           -------------------- --------------------- ------------- -----------------------
     Change in unrealized gains (losses)
        on investments                              (155,956)              (10,925)              --           (1,070,448)
                                           -------------------- --------------------- ------------- -----------------------
     Net realized and unrealized gains
        (losses) on investments                     (157,741)               (9,745)              --             (998,436)
                                           -------------------- --------------------- ------------- -----------------------
     Net increase (decrease) in net assets
        resulting from operations                 $ (161,737)             $ (4,291)         $ 9,409           $ (994,294)
                                           ==================== ===================== ============= =======================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                                    MSF WESTERN ASSET
                    MSF FI VALUE                           MSF MFS TOTAL    MSF T. ROWE PRICE    MANAGEMENT STRATEGIC
MSF FI LARGE CAP         LEADERS    MSF JENNISON GROWTH           RETURN     LARGE CAP GROWTH      BOND OPPORTUNITIES
      SUBACCOUNT      SUBACCOUNT         SUBACCOUNT (A)       SUBACCOUNT           SUBACCOUNT              SUBACCOUNT
------------------- --------------- ---------------------- ---------------- -------------------- -----------------------
            $ --           $ 153                   $ --         $ 47,292                 $ --                 $ 1,464
------------------- --------------- ---------------------- ---------------- -------------------- -----------------------
          12,777              93                     14           12,700                6,968                     278
           1,532              10                      2            1,873                1,116                      48
------------------- --------------- ---------------------- ---------------- -------------------- -----------------------
          14,309             103                     16           14,573                8,084                     326
------------------- --------------- ---------------------- ---------------- -------------------- -----------------------
         (14,309)             50                    (16)          32,719               (8,084)                  1,138
------------------- --------------- ---------------------- ---------------- -------------------- -----------------------
              --             887                     --          103,655                   --                     216
         (28,894)         (1,722)                  (730)         (30,519)             (40,203)                   (924)
------------------- --------------- ---------------------- ---------------- -------------------- -----------------------
         (28,894)           (835)                  (730)          73,136              (40,203)                   (708)
------------------- --------------- ---------------------- ---------------- -------------------- -----------------------
        (554,097)         (2,413)                     1         (419,324)            (453,607)                 (6,144)
------------------- --------------- ---------------------- ---------------- -------------------- -----------------------
        (582,991)         (3,248)                  (729)        (346,188)            (493,810)                 (6,852)
------------------- --------------- ---------------------- ---------------- -------------------- -----------------------
      $ (597,300)       $ (3,198)                $ (745)      $ (313,469)          $ (501,894)               $ (5,714)
=================== =============== ====================== ================ ==================== =======================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                           MSF WESTERN ASSET
                                             MANAGEMENT U.S.    PIMCO VIT TOTAL    VAN KAMPEN LIT
                                                  GOVERNMENT             RETURN          COMSTOCK
                                              SUBACCOUNT (A)         SUBACCOUNT        SUBACCOUNT
                                           -------------------- ------------------ -----------------
INVESTMENT INCOME:
      Dividends                                         $ --            $ 4,359             $ 202
                                           -------------------- ------------------ -----------------
EXPENSES:
      Mortality and expense risk charges .             2,421              1,222               102
      Administrative charges                             373                146                11
                                           -------------------- ------------------ -----------------
        Total expenses                                 2,794              1,368               113
                                           -------------------- ------------------ -----------------
           Net investment income (loss) .             (2,794)             2,991                89
                                           -------------------- ------------------ -----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                         --              1,806               498
      Realized gains (losses) on sale of
        investments                                     (691)                 5            (1,714)
                                           -------------------- ------------------ -----------------
           Net realized gains (losses)                  (691)             1,811            (1,216)
                                           -------------------- ------------------ -----------------
     Change in unrealized gains (losses)
        on investments                                  (140)            (1,700)           (2,548)
                                           -------------------- ------------------ -----------------
     Net realized and unrealized gains
        (losses) on investments                         (831)               111            (3,764)
                                           -------------------- ------------------ -----------------
     Net increase (decrease) in net assets
        resulting from operations                   $ (3,625)           $ 3,102          $ (3,675)
                                           ==================== ================== =================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                    ALLIANCEBERNSTEIN GLOBAL
                                   AIM V.I. INTERNATIONAL GROWTH                  TECHNOLOGY       FIDELITY VIP CONTRAFUND
                                                      SUBACCOUNT                  SUBACCOUNT                    SUBACCOUNT
                                   -------------------------------- --------------------------- ---------------------------
                                        2008                2007        2008            2007           2008           2007
                                   ------------ ------------------- ----------- --------------- -------------- ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ (6,797)          $ (11,144)     $ (756)       $ (1,152)      $ (4,563)     $ (11,877)
  Net realized gains (losses)         68,502             118,830     (13,304)        (14,602)         9,453      1,040,677
  Change in unrealized gains
     (losses) on investments        (719,566)            117,313     (19,897)         29,509     (1,142,209)      (526,758)
                                   ------------ ------------------- ----------- --------------- -------------- ------------
     Net increase (decrease)
       in net assets resulting
       from operations              (657,861)            224,999     (33,957)         13,755     (1,137,319)       502,042
                                   ------------ ------------------- ----------- --------------- -------------- ------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                 --                 150          --              --             --            810
  Net transfers (including
     fixed account)                   11,075              63,836        (958)         (1,617)        10,147       (281,394)
  Contract charges                       (77)                (37)         (2)             (2)           (59)          (132)
  Transfers for contract benefits
     and terminations               (268,826)           (289,330)    (10,318)        (29,832)      (260,894)      (876,380)
                                   ------------ ------------------- ----------- --------------- -------------- ------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions   (257,828)           (225,381)    (11,278)        (31,451)      (250,806)    (1,157,096)
                                   ------------ ------------------- ----------- --------------- -------------- ------------
     Net increase (decrease)
       in net assets                (915,689)               (382)    (45,235)        (17,696)    (1,388,125)      (655,054)
NET ASSETS:
  Beginning of period              1,728,558           1,728,940      73,912          91,608      2,805,882      3,460,936
                                   ------------ ------------------- ----------- --------------- -------------- ------------
  End of period                    $ 812,869         $ 1,728,558    $ 28,677        $ 73,912    $ 1,417,757    $ 2,805,882
                                   ============ =================== =========== =============== ============== ============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

 FIDELITY VIP DYNAMIC
 CAPITAL APPRECIATION    FIDELITY VIP EQUITY-INCOME    FIDELITY VIP HIGH INCOME      FIDELITY VIP INDEX 500
          SUBACCOUNT                     SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
------------------------ ----------------------------- --------------------------- ---------------------------
   2008          2007         2008             2007         2008           2007         2008           2007
---------- ------------- ------------ ---------------- ------------ -------------- ------------ --------------
  $ (97)       $ (226)    $ 15,061         $ 12,519     $ 25,712       $ 29,878     $ 11,451       $ 50,864
 (1,033)        2,021      (92,091)         206,282      (29,599)       (24,564)       7,771        236,443
 (2,334)         (927)    (581,210)        (193,978)     (91,763)         3,075     (515,578)      (186,110)
---------- ------------- ------------ ---------------- ------------ -------------- ------------ --------------
 (3,464)          868     (658,240)          24,823      (95,650)         8,389     (496,356)       101,197
---------- ------------- ------------ ---------------- ------------ -------------- ------------ --------------
     --            --           --               --           --             --           --            500
 (2,823)           --     (120,171)        (110,544)          --        (29,560)       1,200        (79,833)
     --            --          (61)             (50)         (70)            (5)        (110)           (93)
(10,214)           --     (200,220)        (359,846)     (58,312)       (47,688)    (221,452)    (1,084,806)
---------- ------------- ------------ ---------------- ------------ -------------- ------------ --------------
(13,037)           --     (320,452)        (470,440)     (58,382)       (77,253)    (220,362)    (1,164,232)
---------- ------------- ------------ ---------------- ------------ -------------- ------------ --------------
(16,501)          868     (978,692)        (445,617)    (154,032)       (68,864)    (716,718)    (1,063,035)
 17,400        16,532    1,727,795        2,173,412      412,895        481,759    1,451,103      2,514,138
---------- ------------- ------------ ---------------- ------------ -------------- ------------ --------------
  $ 899      $ 17,400    $ 749,103      $ 1,727,795    $ 258,863      $ 412,895    $ 734,385    $ 1,451,103
========== ============= ============ ================ ============ ============== ============ ==============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                   FTVIPT FRANKLIN SMALL-MID CAP          FTVIPT TEMPLETON
                                               GROWTH SECURITIES        FOREIGN SECURITIES      LMPVET AGGRESSIVE GROWTH
                                                      SUBACCOUNT                SUBACCOUNT                    SUBACCOUNT
                                   -------------------------------- ------------------------- -----------------------------
                                        2008                2007         2008         2007         2008             2007
                                   ------------ ------------------- ------------ ------------ ------------ ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ (3,272)           $ (4,398)     $ 3,690      $ 3,627     $ (8,855)       $ (14,100)
  Net realized gains (losses)         25,704              27,566       30,916      130,206       30,161          118,759
  Change in unrealized gains
     (losses) on investments        (145,199)              8,115     (233,586)     (23,226)    (424,860)         (88,232)
                                   ------------ ------------------- ------------ ------------ ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from operations              (122,767)             31,283     (198,980)     110,607     (403,554)          16,427
                                   ------------ ------------------- ------------ ------------ ------------ ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                 --                  --        1,500        1,500           --               --
  Net transfers (including
     fixed account)                       --                  --      (12,805)      44,286      (97,849)         (11,884)
  Contract charges                        (3)                 (7)         (13)         (41)        (120)             (61)
  Transfers for contract benefits
     and terminations                (16,945)            (88,501)    (157,310)    (645,186)    (134,429)        (353,045)
                                   ------------ ------------------- ------------ ------------ ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    (16,948)            (88,508)    (168,628)    (599,441)    (232,398)        (364,990)
                                   ------------ ------------------- ------------ ------------ ------------ ----------------
     Net increase (decrease)
       in net assets                (139,715)            (57,225)    (367,608)    (488,834)    (635,952)        (348,563)
NET ASSETS:
  Beginning of period                296,826             354,051      605,162    1,093,996    1,182,073        1,530,636
                                   ------------ ------------------- ------------ ------------ ------------ ----------------
  End of period                    $ 157,111           $ 296,826    $ 237,554    $ 605,162    $ 546,121      $ 1,182,073
                                   ============ =================== ============ ============ ============ ================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

   LMPVET APPRECIATION    LMPVET CAPITAL AND INCOME    LMPVET DIVIDEND STRATEGY          LMPVET EQUITY INDEX
            SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT                   SUBACCOUNT
------------------------- ---------------------------- --------------------------- ----------------------------
     2008         2007         2008         2007 (A)       2008            2007         2008            2007
------------ ------------ ------------ --------------- ----------- --------------- ------------ ---------------
    $ 631       $ (612)      $ (588)          $ 650       $ 538           $ 170        $ 432          $ (234)
   32,571      140,230       (6,297)         30,119        (504)         (1,143)     (10,867)         25,142
 (271,076)     (68,439)     (52,325)        (30,907)    (11,779)          1,884      (72,125)         (8,271)
------------ ------------ ------------ --------------- ----------- --------------- ------------ ---------------
 (237,874)      71,179      (59,210)           (138)    (11,745)            911      (82,560)         16,637
------------ ------------ ------------ --------------- ----------- --------------- ------------ ---------------
       --           --           --              --          --              --           --              --
  (55,173)     (25,181)          --         268,338          (8)         92,933           --         (34,518)
      (35)         (41)          (9)             (5)         --              (1)         (19)            (41)
 (155,634)    (258,057)     (31,442)        (77,481)     (1,619)        (94,825)    (108,927)        (75,414)
------------ ------------ ------------ --------------- ----------- --------------- ------------ ---------------
 (210,842)    (283,279)     (31,451)        190,852      (1,627)         (1,893)    (108,946)       (109,973)
------------ ------------ ------------ --------------- ----------- --------------- ------------ ---------------
 (448,716)    (212,100)     (90,661)        190,714     (13,372)           (982)    (191,506)        (93,336)
  941,426    1,153,526      190,714              --      40,550          41,532      302,907         396,243
------------ ------------ ------------ --------------- ----------- --------------- ------------ ---------------
$ 492,710    $ 941,426    $ 100,053       $ 190,714    $ 27,178        $ 40,550    $ 111,401       $ 302,907
============ ============ ============ =============== =========== =============== ============ ===============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                  LMPVET INTERNATIONAL
                                    LMPVET FUNDAMENTAL VALUE       ALL CAP OPPORTUNITY              LMPVET INVESTORS
                                                 SUBACCOUNT                 SUBACCOUNT                    SUBACCOUNT
                                   ---------------------------- ------------------------- -----------------------------
                                        2008            2007       2008           2007         2008             2007
                                   ------------ --------------- ---------- -------------- ------------ ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ 1,442          $ (154)      $ 21          $ (76)      $ (736)        $ (3,123)
  Net realized gains (losses)        (23,134)         45,564        (26)         3,706       35,369          215,048
  Change in unrealized gains
     (losses) on investments        (245,402)        (83,801)    (1,512)        (3,151)    (212,465)        (187,353)
                                   ------------ --------------- ---------- -------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from operations              (267,094)        (38,391)    (1,517)           479     (177,832)          24,572
                                   ------------ --------------- ---------- -------------- ------------ ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              1,500           1,500         --             --           --               --
  Net transfers (including
     fixed account)                  (25,259)        963,604         --         49,597       (5,401)         (52,710)
  Contract charges                       (18)            (32)        --             (2)          (6)             (56)
  Transfers for contract benefits
     and terminations                (73,813)       (333,508)        (1)       (55,043)    (173,284)        (687,879)
                                   ------------ --------------- ---------- -------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    (97,590)        631,564         (1)        (5,448)    (178,691)        (740,645)
                                   ------------ --------------- ---------- -------------- ------------ ----------------
     Net increase (decrease)
       in net assets                (364,684)        593,173     (1,518)        (4,969)    (356,523)        (716,073)
NET ASSETS:
  Beginning of period                788,420         195,247      3,439          8,408      622,964        1,339,037
                                   ------------ --------------- ---------- -------------- ------------ ----------------
  End of period                    $ 423,736       $ 788,420    $ 1,921        $ 3,439    $ 266,441        $ 622,964
                                   ============ =============== ========== ============== ============ ================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

LMPVET LARGE CAP GROWTH       LMPVET MID CAP CORE    LMPVET SMALL CAP GROWTH    LMPVIT GLOBAL HIGH YIELD BOND
             SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT                       SUBACCOUNT
-------------------------- ------------------------- -------------------------- --------------------------------
   2008            2007       2008           2007         2008       2007 (A)        2008                2007
---------- --------------- ---------- -------------- ------------ ------------- ------------ -------------------
  $ (19)         $ (110)     $ (45)        $ (177)    $ (2,334)     $ (2,687)    $ 13,083            $ 11,865
     (7)          2,217     (2,094)         3,195      (18,640)       23,766       (7,506)              7,355
   (882)         (1,259)     1,797         (1,182)     (81,039)      (12,951)     (60,274)            (21,497)
---------- --------------- ---------- -------------- ------------ ------------- ------------ -------------------
   (908)            848       (342)         1,836     (102,013)        8,128      (54,697)             (2,277)
---------- --------------- ---------- -------------- ------------ ------------- ------------ -------------------
     --              --         --             --        1,500         1,000           --                  --
    237             (13)        --             --      (18,980)      338,504      (18,074)             (6,000)
     --              (1)        --             (1)          (4)          (10)          (9)                (21)
     (2)        (14,816)   (11,064)       (10,579)     (46,859)      (65,165)     (26,246)            (59,467)
---------- --------------- ---------- -------------- ------------ ------------- ------------ -------------------
    235         (14,830)   (11,064)       (10,580)     (64,343)      274,329      (44,329)            (65,488)
---------- --------------- ---------- -------------- ------------ ------------- ------------ -------------------
   (673)        (13,982)   (11,406)        (8,744)    (166,356)      282,457      (99,026)            (67,765)
  2,178          16,160     11,406         20,150      282,457            --      203,414             271,179
---------- --------------- ---------- -------------- ------------ ------------- ------------ -------------------
$ 1,505         $ 2,178       $ --       $ 11,406    $ 116,101     $ 282,457    $ 104,388           $ 203,414
========== =============== ========== ============== ============ ============= ============ ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                                        MIST BLACKROCK
                                      MFS VIT RESEARCH BOND     MIST BLACKROCK HIGH YIELD               LARGE CAP CORE
                                                 SUBACCOUNT                    SUBACCOUNT                   SUBACCOUNT
                                   --------------------------- ----------------------------- ----------------------------
                                        2008           2007           2008        2007 (A)        2008            2007
                                   ------------ -------------- -------------- -------------- ------------ ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ 5,254        $ 9,377      $ 104,012      $ (16,122)    $ (3,678)       $ (1,826)
  Net realized gains (losses)           (619)         1,143         (3,917)          (201)     (19,578)         43,018
  Change in unrealized gains
     (losses) on investments         (25,049)         2,025       (557,791)       (31,010)    (232,924)        (23,924)
                                   ------------ -------------- -------------- -------------- ------------ ---------------
     Net increase (decrease)
       in net assets resulting
       from operations               (20,414)        12,545       (457,696)       (47,333)    (256,180)         17,268
                                   ------------ -------------- -------------- -------------- ------------ ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                 --            625             --             --           --              --
  Net transfers (including
     fixed account)                  187,301             13             --      1,882,184      685,425         (73,378)
  Contract charges                       (72)           (40)            (1)           (10)         (26)            (13)
  Transfers for contract benefits
     and terminations                (74,937)       (70,445)        (8,004)        (9,169)     (96,629)       (161,389)
                                   ------------ -------------- -------------- -------------- ------------ ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    112,292        (69,847)        (8,005)     1,873,005      588,770        (234,780)
                                   ------------ -------------- -------------- -------------- ------------ ---------------
     Net increase (decrease)
       in net assets                  91,878        (57,302)      (465,701)     1,825,672      332,590        (217,512)
NET ASSETS:
  Beginning of period                391,124        448,426      1,825,672             --      168,192         385,704
                                   ------------ -------------- -------------- -------------- ------------ ---------------
  End of period                    $ 483,002      $ 391,124    $ 1,359,971    $ 1,825,672    $ 500,782       $ 168,192
                                   ============ ============== ============== ============== ============ ===============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                           MIST
                                                                                    OPPENHEIMER
       MIST LORD ABBETT                  MIST MET/AIM                  MIST MFS         CAPITAL
      GROWTH AND INCOME          CAPITAL APPRECIATION    RESEARCH INTERNATIONAL    APPRECIATION
             SUBACCOUNT                    SUBACCOUNT                SUBACCOUNT      SUBACCOUNT
-------------------------- ----------------------------- ------------------------- ---------------
    2008           2007         2008             2007         2008      2007 (A)        2008 (B)
----------- -------------- ------------ ---------------- ------------ ------------ ---------------
   $ 105         $ (441)     $ 9,504        $ (14,159)    $ (2,307)       $ (87)       $ (7,773)
   4,528          4,628      (80,634)         (16,714)      (7,766)           3         (22,885)
 (30,459)        (2,330)    (516,723)         111,864     (170,295)         490        (455,645)
----------- -------------- ------------ ---------------- ------------ ------------ ---------------
 (25,826)         1,857     (587,853)          80,991     (180,368)         406        (486,303)
----------- -------------- ------------ ---------------- ------------ ------------ ---------------
      --             --           --               --           --           --              --
      --             --       (8,103)       1,323,473      437,602        8,815       1,204,353
      (1)            --          (69)             (85)         (15)          --             (59)
 (12,801)       (11,460)    (273,115)        (403,726)     (21,566)          --        (123,093)
----------- -------------- ------------ ---------------- ------------ ------------ ---------------
 (12,802)       (11,460)    (281,287)         919,662      416,021        8,815       1,081,201
----------- -------------- ------------ ---------------- ------------ ------------ ---------------
 (38,628)        (9,603)    (869,140)       1,000,653      235,653        9,221         594,898
  79,175         88,778    1,525,239          524,586        9,221           --              --
----------- -------------- ------------ ---------------- ------------ ------------ ---------------
$ 40,547       $ 79,175    $ 656,099      $ 1,525,239    $ 244,874      $ 9,221       $ 594,898
=========== ============== ============ ================ ============ ============ ===============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                      MIST THIRD AVENUE                MSF BLACKROCK
                                   MIST PIONEER STRATEGIC INCOME        SMALL CAP VALUE            AGGRESSIVE GROWTH
                                                      SUBACCOUNT             SUBACCOUNT                   SUBACCOUNT
                                   -------------------------------- ---------------------- ----------------------------
                                        2008                2007       2008     2007 (A)        2008            2007
                                   ------------ ------------------- ---------- ----------- ------------ ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ 14,455            $ (2,657)    $ (100)   $ (1,448)    $ (3,996)       $ (7,364)
  Net realized gains (losses)           (480)              3,921     (1,653)    (11,610)      (1,785)         24,938
  Change in unrealized gains
     (losses) on investments         (44,416)             17,165     (1,852)     (3,845)    (155,956)         76,048
                                   ------------ ------------------- ---------- ----------- ------------ ---------------
     Net increase (decrease)
       in net assets resulting
       from operations               (30,441)             18,429     (3,605)    (16,903)    (161,737)         93,622
                                   ------------ ------------------- ---------- ----------- ------------ ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                 --                  --         --          --           --             680
  Net transfers (including
     fixed account)                  (14,206)            (17,990)       (23)     92,511       (9,485)        (42,941)
  Contract charges                       (14)                (15)        (2)         (2)         (11)            (27)
  Transfers for contract benefits
     and terminations                (37,481)           (152,842)   (26,496)    (36,964)     (89,633)       (345,692)
                                   ------------ ------------------- ---------- ----------- ------------ ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    (51,701)           (170,847)   (26,521)     55,545      (99,129)       (387,980)
                                   ------------ ------------------- ---------- ----------- ------------ ---------------
     Net increase (decrease)
       in net assets                 (82,142)           (152,418)   (30,126)     38,642     (260,866)       (294,358)
NET ASSETS:
  Beginning of period                295,211             447,629     38,642          --      422,340         716,698
                                   ------------ ------------------- ---------- ----------- ------------ ---------------
  End of period                    $ 213,069           $ 295,211    $ 8,516    $ 38,642    $ 161,474       $ 422,340
                                   ============ =================== ========== =========== ============ ===============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                 MSF CAPITAL GUARDIAN
MSF BLACKROCK BOND INCOME    MSF BLACKROCK MONEY MARKET                   U.S. EQUITY              MSF FI LARGE CAP
               SUBACCOUNT                    SUBACCOUNT                    SUBACCOUNT                    SUBACCOUNT
---------------------------- ----------------------------- ----------------------------- -----------------------------
    2008             2007         2008             2007           2008        2007 (A)        2008             2007
----------- ---------------- ------------ ---------------- -------------- -------------- ------------ ----------------
 $ 5,454          $ 2,691      $ 9,409         $ 21,316        $ 4,142      $ (22,419)   $ (14,309)       $ (20,328)
   1,180            4,035           --                1         72,012          1,240      (28,894)         125,264
 (10,925)             (48)          --               (1)    (1,070,448)      (151,795)    (554,097)         (63,242)
----------- ---------------- ------------ ---------------- -------------- -------------- ------------ ----------------
  (4,291)           6,678        9,409           21,316       (994,294)      (172,974)    (597,300)          41,694
----------- ---------------- ------------ ---------------- -------------- -------------- ------------ ----------------
      --               --           --               --             --             --           --               --
      --            1,676      171,758          196,261        (61,734)     3,349,146       (7,646)         182,286
      (9)             (51)        (110)             (60)          (133)           (95)         (26)             (57)
 (68,891)         (83,222)    (351,808)        (118,142)      (422,006)      (439,787)    (138,217)        (723,518)
----------- ---------------- ------------ ---------------- -------------- -------------- ------------ ----------------
 (68,900)         (81,597)    (180,160)          78,059       (483,873)     2,909,264     (145,889)        (541,289)
----------- ---------------- ------------ ---------------- -------------- -------------- ------------ ----------------
 (73,191)         (74,919)    (170,751)          99,375     (1,478,167)     2,736,290     (743,189)        (499,595)
 139,844          214,763      635,288          535,913      2,736,290             --    1,428,277        1,927,872
----------- ---------------- ------------ ---------------- -------------- -------------- ------------ ----------------
$ 66,653        $ 139,844    $ 464,537        $ 635,288    $ 1,258,123    $ 2,736,290    $ 685,088      $ 1,428,277
=========== ================ ============ ================ ============== ============== ============ ================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                             MSF JENNISON
                                     MSF FI VALUE LEADERS          GROWTH          MSF MFS TOTAL RETURN
                                               SUBACCOUNT      SUBACCOUNT                    SUBACCOUNT
                                   ------------------------- --------------- -----------------------------
                                      2008           2007         2008 (B)        2008             2007
                                   ---------- -------------- --------------- ------------ ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ 50         $ (172)          $ (16)    $ 32,719         $ 20,296
  Net realized gains (losses)         (835)         3,904            (730)      73,136          142,674
  Change in unrealized gains
     (losses) on investments        (2,413)        (2,190)              1     (419,324)         (87,357)
                                   ---------- -------------- --------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from operations              (3,198)         1,542            (745)    (313,469)          75,613
                                   ---------- -------------- --------------- ------------ ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               --             --              --        1,500            1,500
  Net transfers (including
     fixed account)                     --         (8,524)            745      (87,979)         (61,185)
  Contract charges                      (1)            (1)             --          (59)            (114)
  Transfers for contract benefits
     and terminations               (9,072)       (28,183)             --     (511,208)        (791,588)
                                   ---------- -------------- --------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions   (9,073)       (36,708)            745     (597,746)        (851,387)
                                   ---------- -------------- --------------- ------------ ----------------
     Net increase (decrease)
       in net assets               (12,271)       (35,166)             --     (911,215)        (775,774)
NET ASSETS:
  Beginning of period               15,569         50,735              --    1,827,529        2,603,303
                                   ---------- -------------- --------------- ------------ ----------------
  End of period                    $ 3,298       $ 15,569            $ --    $ 916,314      $ 1,827,529
                                   ========== ============== =============== ============ ================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                              MSF WESTERN
                                                                    ASSET
     MSF T. ROWE PRICE    MSF WESTERN ASSET MANAGEMENT         MANAGEMENT
      LARGE CAP GROWTH    STRATEGIC BOND OPPORTUNITIES    U.S. GOVERNMENT      PIMCO VIT TOTAL RETURN
            SUBACCOUNT                      SUBACCOUNT         SUBACCOUNT                  SUBACCOUNT
------------------------- ------------------------------- ------------------ ---------------------------
     2008         2007        2008                2007            2008 (B)       2008            2007
------------ ------------ ----------- ------------------- ------------------ ----------- ---------------
 $ (8,084)       $ (61)    $ 1,138               $ 786           $ (2,794)    $ 2,991         $ 7,318
  (40,203)          54        (708)                947               (691)      1,811          (6,229)
 (453,607)         377      (6,144)               (318)              (140)     (1,700)         11,088
------------ ------------ ----------- ------------------- ------------------ ----------- ---------------
 (501,894)         370      (5,714)              1,415             (3,625)      3,102          12,177
------------ ------------ ----------- ------------------- ------------------ ----------- ---------------
       --           --          --                  --                 --          --              --
1,321,889           --          --                  --            434,912      (4,753)        (52,975)
      (56)          --          --                  (3)               (45)         --             (32)
  (91,864)          --     (13,507)            (15,345)           (50,085)       (486)       (312,274)
------------ ------------ ----------- ------------------- ------------------ ----------- ---------------
1,229,969           --     (13,507)            (15,348)           384,782      (5,239)       (365,281)
------------ ------------ ----------- ------------------- ------------------ ----------- ---------------
  728,075          370     (19,221)            (13,933)           381,157      (2,137)       (353,104)
    5,204        4,834      42,081              56,014                 --      97,817         450,921
------------ ------------ ----------- ------------------- ------------------ ----------- ---------------
$ 733,279      $ 5,204    $ 22,860            $ 42,081          $ 381,157    $ 95,680        $ 97,817
============ ============ =========== =================== ================== =========== ===============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                   VAN KAMPEN LIT COMSTOCK
                                                SUBACCOUNT
                                   ------------------------
                                      2008            2007
                                   ---------- -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ 89           $ 820
  Net realized gains (losses)       (1,216)         18,838
  Change in unrealized gains
     (losses) on investments        (2,548)        (17,345)
                                   ---------- -------------
     Net increase (decrease)
       in net assets resulting
       from operations              (3,675)          2,313
                                   ---------- -------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               --              --
  Net transfers (including
     fixed account)                 (3,670)             49
  Contract charges                      --              (4)
  Transfers for contract benefits
     and terminations                   (5)       (110,395)
                                   ---------- -------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions   (3,675)       (110,350)
                                   ---------- -------------
     Net increase (decrease)
       in net assets                (7,350)       (108,037)
NET ASSETS:
  Beginning of period               10,445         118,482
                                   ---------- -------------
  End of period                    $ 3,095        $ 10,445
                                   ========== =============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Metropolitan Life Variable Annuity Separate Account II (the "Separate Account"), a separate account of Metropolitan Life Insurance Company (the "Company"), was established by the Board of Directors of Citicorp Life Insurance Company ("CLIC") on July 6, 1993 to support operations of CLIC with respect to certain variable annuity contracts (the "Contracts"). On October 6, 2006, CLIC merged into the Company and the Separate Account became a separate account of the Company. The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the New York Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

AIM Variable Insurance Funds ("AIM V.I.")
AllianceBernstein Variable Products Series Fund, Inc. ("AllianceBernstein") Fidelity Variable Insurance Products ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
MFS Variable Insurance Trust ("MFS VIT")
Met Investors Series Trust ("MIST") *
Metropolitan Series Fund, Inc. ("MSF") *
PIMCO Variable Insurance Trust ("PIMCO VIT")
Van Kampen Life Investment Trust ("Van Kampen LIT")

* See Note 3 for discussion of additional information on related party transactions.

The assets of each of the Subaccounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2008:

AIM V.I. Basic Balanced Subaccount *
AIM V.I. International Growth Subaccount
AllianceBernstein Global Technology Subaccount
Fidelity VIP Contrafund Subaccount **
Fidelity VIP Dynamic Capital Appreciation Subaccount
Fidelity VIP Equity-Income Subaccount
Fidelity VIP High Income Subaccount
Fidelity VIP Index 500 Subaccount
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount
FTVIPT Templeton Foreign Securities Subaccount
LMPVET Aggressive Growth Subaccount
LMPVET Appreciation Subaccount
LMPVET Capital and Income Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount
LMPVET Fundamental Value Subaccount
LMPVET International All Cap Opportunity Subaccount

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

LMPVET Investors Subaccount
LMPVET Large Cap Growth Subaccount
LMPVET Mid Cap Core Subaccount *
LMPVET Small Cap Growth Subaccount
LMPVIT Global High Yield Bond Subaccount
MFS VIT Research Bond Subaccount
MIST BlackRock High Yield Subaccount
MIST BlackRock Large Cap Core Subaccount **
MIST Lord Abbett Growth and Income Subaccount
MIST Met/AIM Capital Appreciation Subaccount
MIST MFS Research International Subaccount
MIST Oppenheimer Capital Appreciation Subaccount (a)
MIST Pioneer Strategic Income Subaccount
MIST Third Avenue Small Cap Value Subaccount
MIST Van Kampen Mid Cap Growth Subaccount *
MSF BlackRock Aggressive Growth Subaccount
MSF BlackRock Bond Income Subaccount
MSF BlackRock Money Market Subaccount
MSF Capital Guardian U.S. Equity Subaccount
MSF FI Large Cap Subaccount
MSF FI Value Leaders Subaccount
MSF Jennison Growth Subaccount * (a)
MSF MFS Total Return Subaccount **
MSF T. Rowe Price Large Cap Growth Subaccount
MSF Western Asset Management Strategic Bond Opportunities Subaccount MSF Western Asset Management U.S. Government Subaccount (a)
PIMCO VIT Total Return Subaccount
Van Kampen LIT Comstock Subaccount

* This Subaccount had no net assets as of December 31, 2008.

** This Subaccount invests in two or more share classes within the underlying portfolio, series, or fund of the Trusts that may assess 12b-1 fees.

(a) This Subaccount began operations during the year ended December 31, 2008.


The following Subaccounts ceased operations during the year ended December 31, 2008:

AIM V.I. Government Securities Subaccount
Fidelity VIP Growth Subaccount
Fidelity VIP Overseas Subaccount
LMPVIT Government Subaccount
MFS VIT Emerging Growth Subaccount
MFS VIT Research Subaccount
Putnam VT Discovery Growth Subaccount
Van Kampen LIT Strategic Growth Subaccount

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONCLUDED)

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2008:

SUBSTITUTIONS:

OLD NAME

AIM V.I. Government Securities Fund
Fidelity VIP Growth Portfolio
Fidelity VIP Overseas Portfolio
Legg Mason Partners Variable Government Portfolio
MFS VIT Emerging Growth Series
MFS VIT Research Series
Putnam VT Discovery Growth Fund
Van Kampen LIT Strategic Growth Portfolio

NEW NAME

Western Asset Management U.S. Government Portfolio
Oppenheimer Capital Appreciation Portfolio
MFS Research International Portfolio
Western Asset Management U.S. Government Portfolio
T. Rowe Price Large Cap Growth Portfolio
BlackRock Large Cap Core Portfolio
Van Kampen Mid Cap Growth Portfolio
Jennison Growth Portfolio

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable to variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Subaccounts' investment in shares of the portfolio, series or fund of the Trusts is valued at fair value based on the closing net asset value or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Subaccounts.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus and are reported as contract transactions on the statements of changes in net assets of the applicable Subaccounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of the Subaccounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Subaccounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

CHANGE IN BASIS OF PRESENTATION
In prior year financial statements, the Separate Account presented certain classes of shares of the same portfolio, series or fund as separate and distinct Subaccounts. In the current year financial statements and related footnotes, the Subaccounts with multiple share classes have been combined and reported as one Subaccount. Combining these Subaccounts had no effect on the net assets of the Subaccount or the unit values of the Contracts.

The presentation for the statements of changes in net assets for the prior year has been conformed to the current year's presentation as follows:

The financial statement line items "Transfers from other funding options" and "Transfers to other funding options" were presented as separate financial statement line items in the prior year. In the current year, these financial statement line items have been combined and are presented as one financial statement line item "Net transfers" for all years presented.

In prior year statements of changes in net assets, the Separate Account reported miscellaneous gains and losses separately within each financial statement line item presented. Miscellaneous gains and losses are now included in one financial statement line item "Transfers for contract benefits and terminations" for all years presented.

In prior year statements of changes in net assets, the Separate Account reported "Contract surrenders" as a financial statement line item. "Contract surrenders" are now included in "Transfers for contract benefits and terminations" for all years presented.

In prior year statements of changes in net assets, the Separate Account reported "Other receipts (payments)" as a financial statement line item. The "Other receipts (payments)" line item contained administrative charges and death claims. The administrative charges and death claims are now included in "Contract charges" and "Transfers for contract benefits and terminations", respectively, for all years presented.

These changes had no effect on the net assets of the Subaccounts or unit values of the Contracts.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets.
Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

Effective January 1, 2008, the Separate Account adopted SFAS 157 and applied the provisions of the statement prospectively to assets measured at fair value. The adoption of SFAS 157 had no impact on the fair value of items measured at fair value. Each Subaccount invests in shares of open-end mutual funds which calculate a daily net asset value based on the value of the underlying securities in its portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily net asset values as reported by the Trusts at the close of each business day. On that basis, the fair value measurements of all shares held by the Separate Account are reported as Level 1.

Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. The adoption of FIN 48 had no impact on the financial statements of each of the Subaccounts.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS -- AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN NO. 51 ("SFAS 160"). SFAS 160 defines and establishes accounting and reporting standards for noncontrolling interests in a subsidiary. The pronouncement is effective for fiscal years beginning on or after December 15, 2008. The Separate Account believes the adoption of SFAS 160 will have no material impact on the financial statements of each of the Subaccounts.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable
Subaccounts:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution of each contract and the Separate Account.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2008:

Mortality and Expense Risk 0.84% - 1.25%

Administrative                     0.15%

The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $30 is assessed on an annual basis for Contracts with a value of less than $25,000 or if less than $2,500 has been added ($2,000 for Qualified Contracts) to the contract in the last 12 months. In addition, most Contracts impose a surrender charge which ranges from 0% to 7% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Subaccounts.

Certain investments in the various portfolios, series, or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS

                                                                                       FOR THE YEAR ENDED
                                                     AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                     ----------------------- ----------------------------
                                                                                   COST OF       PROCEEDS
                                                      SHARES        COST ($) PURCHASES ($) FROM SALES ($)
                                                     ------- --------------- ------------- --------------
AIM V.I. International Growth Subaccount              41,713         885,694        63,933        312,867
AllianceBernstein Global Technology Subaccount         2,692          71,844             8         11,999
Fidelity VIP Contrafund Subaccount                    92,275       2,314,815       147,420        338,987
Fidelity VIP Dynamic Capital Appreciation Subaccount     173           1,385           103         13,140
Fidelity VIP Equity-Income Subaccount                 56,844       1,348,488        29,588        333,598
Fidelity VIP High Income Subaccount                   65,395         494,981        29,380         61,982
Fidelity VIP Index 500 Subaccount                      7,404         984,710        36,328        232,266
FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount                                          13,375         291,418        29,726         20,206
FTVIPT Templeton Foreign Securities Subaccount        22,080         373,628        48,042        177,873
LMPVET Aggressive Growth Subaccount                   56,201         735,324        17,482        258,685
LMPVET Appreciation Subaccount                        27,939         635,457        40,281        220,381
LMPVET Capital and Income Subaccount                  12,850         183,335         4,748         33,484
LMPVET Dividend Strategy Subaccount                    3,784          41,127         1,021          2,082
LMPVET Equity Index Subaccount                         5,611         186,679         6,555        111,391
LMPVET Fundamental Value Subaccount                   31,580         728,444        12,163        107,853
LMPVET International All Cap Opportunity Subaccount      392           5,240            58             33
LMPVET Investors Subaccount                           26,230         329,790        16,635        184,753
LMPVET Large Cap Growth Subaccount                       145           2,084           276             56
LMPVET Mid Cap Core Subaccount                            --              --            --         11,109
LMPVET Small Cap Growth Subaccount                    13,432         210,176        10,495         69,836
LMPVIT Global High Yield Bond Subaccount              19,710         170,554        15,348         46,541
MFS VIT Research Bond Subaccount                      43,918         498,220       197,864         80,251
MIST BlackRock High Yield Subaccount                 234,076       1,948,784       125,866         30,041
MIST BlackRock Large Cap Core Subaccount              75,208         732,201       756,536        165,236
MIST Lord Abbett Growth and Income Subaccount          2,484          66,272         7,377         13,622
MIST Met/AIM Capital Appreciation Subaccount          96,361       1,126,395        30,038        301,841
MIST MFS Research International Subaccount            33,066         414,784       456,261         41,612
MIST Oppenheimer Capital Appreciation Subaccount (a) 151,404       1,050,663     1,204,408        130,861
MIST Pioneer Strategic Income Subaccount              25,491         242,204        18,072         55,316
MIST Third Avenue Small Cap Value Subaccount             833          14,239         2,892         27,023
MSF BlackRock Aggressive Growth Subaccount            10,385         250,177           219        103,377
MSF BlackRock Bond Income Subaccount                     651          67,562         6,965         70,378
MSF BlackRock Money Market Subaccount                  4,646         464,638       208,496        379,205
MSF Capital Guardian U.S. Equity Subaccount          194,487       2,480,574       319,958        506,374
MSF FI Large Cap Subaccount                           84,690       1,256,644            25        160,338
MSF FI Value Leaders Subaccount                           31           6,106         1,040          9,168
MSF Jennison Growth Subaccount (a)                        --              --         2,751          2,022
MSF MFS Total Return Subaccount                        8,532       1,227,618       152,912        614,318
MSF T. Rowe Price Large Cap Growth Subaccount         81,034       1,186,219     1,335,108        113,144
MSF Western Asset Management Strategic Bond
  Opportunities Subaccount                             2,218          26,524         1,680         13,785
MSF Western Asset Management U.S. Government
  Subaccount (a)                                      31,986         381,412       434,927         52,824
PIMCO VIT Total Return Subaccount                      9,283          95,878         6,165          6,587
Van Kampen LIT Comstock Subaccount                       377           4,687         1,314          4,395

(a) For the period April 28, 2008 to December 31, 2008.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS

The following is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portolio, series, or fund for each of the five years in the period ended December 31, 2008:

                                                     AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                    --------- ------------------------ --------------------------------------------------
                                              UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                  LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                        UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                    --------- ------------- ---------- ------------- ---------------- -------------------
AIM V.I. International Growth  2008   618,568 1.259 - 1.320    812,869          0.50      0.99 - 1.40 (41.20) - (40.94)
  Subaccount                   2007   775,766 2.141 - 2.235  1,728,558          0.40      0.99 - 1.40    13.10 - 13.57
                               2006   880,829 1.879 - 1.968  1,728,940          0.94      0.99 - 1.40    26.36 - 26.97
                               2005 1,125,057 1.497 - 1.550  1,740,220          0.58      0.99 - 1.40    16.32 - 16.72
                               2004 1,682,191 1.287 - 1.328  2,225,580          0.57      0.99 - 1.40    22.22 - 22.85
AllianceBernstein Global       2008   106,538         0.269     28,677            --             1.40           (48.27)
  Technology Subaccount        2007   142,250         0.520     73,912            --             1.40            18.18
                               2006   208,452         0.440     91,608            --             1.40             7.06
                               2005   236,961         0.411     97,409            --             1.40             2.24
                               2004   255,593         0.402    102,802            --             1.40             3.61
Fidelity VIP Contrafund        2008   925,901 0.853 - 1.702  1,417,757          0.95      0.99 - 1.40 (43.51) - (43.10)
  Subaccount                   2007 1,060,226 1.510 - 2.991  2,805,882          0.79      0.99 - 1.40    15.62 - 16.43
                               2006 1,581,945 1.306 - 2.569  3,460,936          1.22      0.99 - 1.40     9.93 - 10.64
                               2005 2,028,121 1.188 - 2.322  4,134,644          0.30      0.99 - 1.40    15.00 - 15.75
                               2004 2,542,645 1.033 - 2.006  4,629,450          0.38      0.99 - 1.40    13.52 - 14.37
Fidelity VIP Dynamic Capital   2008     1,139         0.788        899          0.08             1.40           (42.14)
  Appreciation Subaccount      2007    12,767         1.362     17,400          0.12             1.40             5.17
                               2006    12,767         1.295     16,532          0.32             1.40            12.22
                               2005     4,594         1.154      5,302            --             1.40            19.09
                               2004     5,564         0.969      5,395            --             1.40            (0.21)
Fidelity VIP Equity-Income     2008   630,320 1.137 - 1.192    749,103          2.19      0.99 - 1.40 (43.46) - (43.21)
  Subaccount                   2007   826,001 2.011 - 2.099  1,727,795          1.65      0.99 - 1.40      0.15 - 0.53
                               2006 1,043,925 1.993 - 2.088  2,173,412          3.25      0.99 - 1.40    18.42 - 18.97
                               2005 1,492,789 1.694 - 1.755  2,610,884          1.86      0.99 - 1.40      4.37 - 4.84
                               2004 2,129,174 1.623 - 1.674  3,552,763          1.83      0.99 - 1.40     9.96 - 10.42
Fidelity VIP High Income       2008   284,134 0.881 - 0.917    258,863          8.46      0.99 - 1.40 (26.03) - (25.75)
  Subaccount                   2007   336,209 1.191 - 1.235    412,895          7.77      0.99 - 1.40      1.36 - 1.73
                               2006   399,132 1.175 - 1.214    481,759          6.27      0.99 - 1.40     9.71 - 10.16
                               2005   640,383 1.071 - 1.102    702,685         14.62      0.99 - 1.40      1.32 - 1.75
                               2004 1,006,778 1.057 - 1.083  1,085,737          9.78      0.99 - 1.40      8.08 - 8.52
Fidelity VIP Index 500         2008   608,348 1.159 - 1.215    734,385          2.06      0.99 - 1.40 (37.86) - (37.60)
  Subaccount                   2007   749,186 1.865 - 1.947  1,451,103          3.80      0.99 - 1.40      3.96 - 4.40
                               2006 1,352,964 1.794 - 1.865  2,514,138          1.84      0.99 - 1.40    14.12 - 14.56
                               2005 1,812,568 1.572 - 1.628  2,937,096          1.92      0.99 - 1.40      3.35 - 3.83
                               2004 2,351,668 1.521 - 1.568  3,673,101          1.57      0.99 - 1.40      9.11 - 9.50
FTVIPT Franklin Small-Mid Cap  2008   197,235         0.797    157,111            --             1.40           (43.27)
  Growth Securities Subaccount 2007   211,278         1.405    296,826            --             1.40             9.68
                               2006   276,452         1.281    354,051            --             1.40             7.20
                               2005   328,131         1.195    392,068            --             1.40             3.37
                               2004   356,715         1.156    412,941            --             1.40             9.89

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                   AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                  --------- ------------------------ --------------------------------------------------
                                            UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                      UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                  --------- ------------- ---------- ------------- ---------------- -------------------
FTVIPT Templeton Foreign     2008   241,908         0.982    237,554          2.38             1.40           (41.20)
  Securities Subaccount      2007   362,296         1.670    605,162          1.84             1.40            13.84
                             2006   745,652         1.467  1,093,996          1.24             1.40            19.76
                             2005   775,641         1.225    950,217          1.07             1.40             8.60
                             2004   923,580         1.128  1,042,403          1.10             1.40            16.89
LMPVET Aggressive            2008   769,041 0.692 - 0.714    546,121            --      0.99 - 1.40 (41.21) - (40.99)
  Growth Subaccount          2007   980,450 1.177 - 1.342  1,182,073          0.01      0.99 - 1.40      0.09 - 6.51
                             2006 1,270,647 1.176 - 1.260  1,530,636            --      0.99 - 1.40      5.88 - 7.69
                             2005 1,549,970 1.096 - 1.190  1,735,989          0.13      0.99 - 1.40     4.85 - 10.58
                             2004 1,926,886 0.996 - 1.135  1,957,663            --      0.99 - 1.40      1.43 - 8.83
LMPVET Appreciation          2008   518,570 0.924 - 0.954    492,710          1.15      0.99 - 1.40 (30.26) - (30.01)
  Subaccount                 2007   694,425 1.325 - 1.363    941,426          1.01      0.99 - 1.40      6.85 - 7.41
                             2006   912,128 1.240 - 1.269  1,153,526          1.03      0.99 - 1.40    13.24 - 13.61
                             2005 1,138,807 1.095 - 1.117  1,267,501          0.75      0.99 - 1.40      2.82 - 3.33
                             2004 1,522,499 1.065 - 1.081  1,643,336          0.97      0.99 - 1.40      7.36 - 7.67
LMPVET Capital and           2008   117,052         0.855    100,053          1.00             1.40           (35.91)
  Income Subaccount          2007   142,962         1.334    190,714          1.26             1.40             0.15
  (Commenced 4/30/2007)
LMPVET Dividend Strategy     2008    38,067         0.714     27,178          2.96             1.40           (29.59)
  Subaccount                 2007    39,999         1.014     40,550          1.76             1.40             4.97
                             2006    43,006         0.966     41,532          1.65             1.40            16.39
                             2005    75,461         0.830     62,645          1.97             1.40            (1.66)
                             2004    76,866         0.844     64,836          0.88             1.40             1.93
LMPVET Equity Index          2008    51,826         2.149    111,401          1.65             1.40           (38.39)
  Subaccount                 2007    86,851         3.488    302,907          1.34             1.40             3.47
                             2006   117,551         3.371    396,243          1.39             1.40            13.54
                             2005   115,635         2.969    343,281          1.23             1.40             2.77
                             2004   126,673         2.889    365,826          1.18             1.40             8.73
LMPVET Fundamental Value     2008   543,290         0.780    423,736          1.64             1.40           (37.45)
  Subaccount                 2007   632,171         1.247    788,420          1.38             1.40            (0.16)
                             2006   156,327         1.249    195,247          1.58             1.40            15.22
                             2005   175,148         1.084    189,923          0.76             1.40             3.34
                             2004   251,116         1.049    263,533          0.75             1.40             6.71
LMPVET International All Cap 2008     2,839         0.676      1,921          2.10             1.40           (44.22)
  Opportunity Subaccount     2007     2,839         1.212      3,439          0.42             1.40             4.94
                             2006     7,278         1.155      8,408          2.90             1.40            24.06
                             2005     4,440         0.931      4,132          1.42             1.40             8.13
                             2004        --            --         --            --               --               --
LMPVET Investors Subaccount  2008   285,038         0.935    266,441          1.22             1.40           (36.52)
                             2007   422,987         1.473    622,964          1.01             1.40             2.51
                             2006   931,613         1.437  1,339,037          1.54             1.40            16.55
                             2005 1,187,475         1.233  1,463,555          1.21             1.40             5.12
                             2004 1,221,699         1.173  1,433,390          1.45             1.40             8.81

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                    AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                   --------- ------------------------ --------------------------------------------------
                                             UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                       UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                   --------- ------------- ---------- ------------- ---------------- -------------------
LMPVET Large Cap Growth       2008     2,220         0.677      1,505          0.29             1.40           (38.17)
  Subaccount                  2007     1,989         1.095      2,178          0.01             1.40             3.79
                              2006    15,324         1.055     16,160          0.27             1.40             3.13
                              2005     1,967         1.023      2,011          0.04             1.40             3.75
                              2004    23,523         0.986     23,182          0.32             1.40            (1.00)
LMPVET Mid Cap Core           2008        --         0.856         --            --             1.40           (36.17)
  Subaccount                  2007     8,501         1.341     11,406          0.30             1.40             5.59
                              2006    15,869         1.270     20,150          0.80             1.40            13.29
                              2005    12,267         1.121     13,758          0.44             1.40             6.76
                              2004    33,519         1.050     35,196            --             1.40             8.92
LMPVET Small Cap Growth       2008   103,627 1.097 - 1.128    116,101            --      0.99 - 1.40 (41.52) - (41.31)
  Subaccount                  2007   147,774 1.841 - 1.922    282,457            --      0.99 - 1.40      1.41 - 1.69
  (Commenced 4/30/2007)
LMPVIT Global High Yield Bond 2008    93,360         1.118    104,388          9.53             1.40           (31.79)
  Subaccount                  2007   124,073         1.639    203,414          6.56             1.40            (1.44)
                              2006   163,007         1.663    271,179          5.40             1.40             9.05
                              2005   197,130         1.525    300,568          5.82             1.40             2.42
                              2004   214,739         1.489    319,830          5.94             1.40             9.49
MFS VIT Research Bond         2008   298,524 1.571 - 1.637    483,002          2.22      0.99 - 1.40   (3.74) - (3.31)
  Subaccount                  2007   234,284 1.632 - 1.693    391,124          3.37      0.99 - 1.40      2.71 - 3.17
                              2006   276,609 1.589 - 1.641    448,426          4.34      0.99 - 1.40      2.65 - 3.01
                              2005   474,090 1.548 - 1.593    749,355          6.07      0.99 - 1.40      0.06 - 0.50
                              2004   789,222 1.547 - 1.585  1,242,359          6.30      0.99 - 1.40      4.60 - 5.04
MIST BlackRock High Yield     2008 1,101,188         1.235  1,359,971          7.46             1.29           (25.20)
  Subaccount                  2007 1,106,101         1.651  1,825,672            --             1.29            (2.48)
  (Commenced 4/30/2007)
MIST BlackRock Large Cap      2008   673,359 0.699 - 0.755    500,782          0.19      0.99 - 1.40 (38.20) - (32.53)
  Core Subaccount             2007   148,710 1.130 - 1.131    168,192          0.73             1.40      0.09 - 4.92
  (Commenced 5/1/2006)        2006   358,019         1.077    385,704            --             1.40             6.00
MIST Lord Abbett Growth and   2008    58,615         0.692     40,547          1.58             1.40           (37.21)
  Income Subaccount           2007    71,858         1.102     79,175          0.85             1.40             2.32
  (Commenced 5/1/2006)        2006    82,412         1.077     88,778            --             1.40             7.59
MIST Met/AIM Capital          2008 1,040,459 0.617 - 0.656    656,099          2.01      0.99 - 1.40 (43.50) - (43.17)
  Appreciation Subaccount     2007 1,371,672 1.091 - 1.161  1,525,239          0.03      0.99 - 1.40     3.31 - 10.36
  (Commenced 5/1/2006)        2006   498,815         1.052    524,586          0.15             1.40            (1.03)
MIST MFS Research             2008   206,823 0.914 - 1.195    244,874          0.06      0.99 - 1.40 (44.87) - (43.16)
  International Subaccount    2007     5,736         1.608      9,221             -             1.40             4.62
  (Commenced 4/30/2007)
MIST Oppenheimer Capital
  Appreciation Subaccount     2008 1,048,089 0.561 - 0.579    594,898             -      0.99 - 1.40 (43.91) - (43.75)
  (Commenced 4/28/2008)
MIST Pioneer Strategic        2008   156,776         1.359    213,069          7.01             1.40           (11.98)
  Income Subaccount           2007   191,179         1.544    295,211          0.69             1.40             5.18
  (Commenced 5/1/2006)        2006   304,858         1.468    447,629          4.10             1.40             3.67

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                      AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                     --------- ------------------------ --------------------------------------------------
                                               UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     --------- ------------- ---------- ------------- ---------------- -------------------
MIST Third Avenue Small Cap     2008     6,422         1.326      8,516          1.02             1.40           (30.79)
  Value Subaccount              2007    20,171         1.916     38,642             -             1.40            (9.92)
  (Commenced 4/30/2007)
MSF BlackRock Aggressive        2008   247,112         0.653    161,474             -             1.40           (46.52)
  Growth Subaccount             2007   345,761         1.221    422,340             -             1.40            18.66
  (Commenced 5/1/2006)          2006   696,772         1.029    716,698             -             1.40            (2.19)
MSF BlackRock Bond Income       2008    51,385         1.297     66,653          6.47             1.40            (4.77)
  Subaccount                    2007   102,663         1.362    139,844          3.17             1.40             4.77
  (Commenced 5/1/2006)          2006   165,260         1.300    214,763            --             1.40             4.08
MSF BlackRock Money Market      2008   414,626 1.076 - 1.193    464,537          2.86      0.99 - 1.40      1.36 - 1.87
  Subaccount                    2007   579,279 1.061 - 1.177    635,288          4.94      0.99 - 1.40      3.61 - 3.99
  (Commenced 5/1/2006)          2006   513,730 1.024 - 1.136    535,913          3.29      0.99 - 1.40      2.40 - 2.70
MSF Capital Guardian U.S.       2008 1,269,641 0.641 - 1.027  1,258,123          1.27      0.99 - 1.40 (41.07) - (40.84)
  Equity Subaccount             2007 1,643,100 1.087 - 1.736  2,736,290            --      0.99 - 1.40   (6.21) - (5.91)
  (Commenced 4/30/2007)
MSF FI Large Cap Subaccount     2008 1,322,178         0.518    685,088            --             1.40           (45.59)
  (Commenced 5/1/2006)          2007 1,499,850         0.952  1,428,277          0.16             1.40             2.48
                                2006 2,075,081         0.929  1,927,872            --             1.40             1.53
MSF FI Value Leaders Subaccount 2008     4,025         0.819      3,298          2.03             1.40           (39.87)
  (Commenced 5/1/2006)          2007    11,429         1.362     15,569          0.93             1.40             2.64
                                2006    38,230         1.327     50,735            --             1.40             2.71
MSF Jennison Growth Subaccount
  (Commenced 4/28/2008)         2008        --         0.564         --            --             1.40           (33.68)
MSF MFS Total Return            2008   989,163 0.849 - 1.167    916,314          3.80      0.98 - 1.40 (23.37) - (22.89)
  Subaccount                    2007 1,497,176 1.106 - 1.523  1,827,529          2.13      0.98 - 1.40      2.77 - 3.34
  (Commenced 5/1/2006)          2006 2,106,210 1.075 - 1.482  2,603,303            --      0.99 - 1.40      7.00 - 7.48
MSF T. Rowe Price Large Cap     2008   679,165 0.659 - 1.093    733,279            --      0.99 - 1.40 (42.80) - (41.27)
  Growth Subaccount             2007     4,518         1.152      5,204          0.19             1.40             7.66
  (Commenced 5/1/2006)          2006     4,518         1.070      4,834            --             1.40             7.21
MSF Western Asset Management    2008    25,156 0.899 - 0.909     22,860          4.48      0.99 - 1.40 (16.14) - (15.83)
  Strategic Bond Opportunities  2007    38,991 1.072 - 1.080     42,081          2.76      0.99 - 1.40      2.58 - 3.05
  Subaccount                    2006    53,469 1.045 - 1.048     56,014            --      0.99 - 1.40      4.29 - 4.59
  (Commenced 5/1/2006)
MSF Western Asset Management
  U.S. Government Subaccount    2008   252,866 1.463 - 1.524    381,157            --      0.99 - 1.40   (1.60) - (1.33)
  (Commenced 4/28/2008)
PIMCO VIT Total Return          2008    68,671         1.393     95,680          4.47             1.40             3.34
  Subaccount                    2007    72,532         1.348     97,817          4.80             1.40             7.24
                                2006   358,582         1.257    450,921          4.43             1.40             2.36
                                2005   307,278         1.228    377,361          3.33             1.40             0.99
                                2004   403,393         1.216    490,377          1.89             1.40             3.49

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                           AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                             ------ ------------------------ -------------------------------------------------
                                    UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3) TOTAL RETURN(4)
                                        LOWEST TO        NET        INCOME        LOWEST TO       LOWEST TO
                              UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)     HIGHEST (%)
                             ------ ------------- ---------- ------------- ---------------- ------------------
Van Kampen LIT Comstock 2008  3,949         0.783      3,095          2.46             1.40          (36.70)
  Subaccount            2007  8,437         1.237     10,445          3.75             1.40           (3.74)
                        2006 92,222         1.285    118,482          1.10             1.40           14.43
                        2005 75,550         1.123     84,821          1.18             1.40            2.65
                        2004 64,521         1.094     70,560          0.55             1.40           15.89

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent annualized contract expenses of the applicable Subaccounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Subaccount.

This page is intentionally left blank.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. SCHEDULES OF UNITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                           AIM V.I.     ALLIANCEBERNSTEIN              FIDELITY VIP
                               INTERNATIONAL GROWTH     GLOBAL TECHNOLOGY                CONTRAFUND
                                         SUBACCOUNT            SUBACCOUNT                SUBACCOUNT
                               ----------------------- --------------------- -------------------------
                                   2008        2007       2008       2007         2008         2007
                               ----------- ----------- ---------- ---------- ------------ ------------
Units beginning of year         775,766     880,829    142,250    208,452    1,060,226    1,581,944
Units issued and transferred
  from other funding options     11,297      36,004        126         --       23,162       25,340
Units redeemed and transferred
  to other funding options     (168,495)   (141,067)   (35,838)   (66,202)    (157,487)    (547,058)
                               ----------- ----------- ---------- ---------- ------------ ------------
Units end of year               618,568     775,766    106,538    142,250      925,901    1,060,226
                               =========== =========== ========== ========== ============ ============

                                                             FTVIPT FRANKLIN
                                        FIDELITY VIP    SMALL-MID CAP GROWTH        FTVIPT TEMPLETON
                                           INDEX 500              SECURITIES      FOREIGN SECURITIES
                                          SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                               ------------------------ ----------------------- -----------------------
                                   2008         2007       2008         2007        2008        2007
                               ----------- ------------ ---------- ------------ ----------- -----------
Units beginning of year         749,186    1,352,964    211,278      276,452     362,296     745,652
Units issued and transferred
  from other funding options        761       25,855         --           --       1,303      28,316
Units redeemed and transferred
  to other funding options     (141,599)    (629,633)   (14,043)     (65,174)   (121,691)   (411,672)
                               ----------- ------------ ---------- ------------ ----------- -----------
Units end of year               608,348      749,186    197,235      211,278     241,908     362,296
                               =========== ============ ========== ============ =========== ===========

                                                                                               LMPVET
                               LMPVET DIVIDEND STRATEGY    LMPVET EQUITY INDEX      FUNDAMENTAL VALUE
                                             SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                               --------------------------- ---------------------- ----------------------
                                 2008              2007       2008        2007       2008        2007
                               --------- ----------------- ---------- ----------- ---------- -----------
Units beginning of year        39,999            43,006     86,851     117,551    632,171     156,327
Units issued and transferred
  from other funding options       --            88,526         --          --      2,256     736,081
Units redeemed and transferred
  to other funding options     (1,932)          (91,533)   (35,025)    (30,700)   (91,137)   (260,237)
                               --------- ----------------- ---------- ----------- ---------- -----------
Units end of year              38,067            39,999     51,826      86,851    543,290     632,171
                               ========= ================= ========== =========== ========== ===========

                                                                  LMPVET                    LMPVIT
                               LMPVET MID CAP CORE      SMALL CAP GROWTH    GLOBAL HIGH YIELD BOND
                                        SUBACCOUNT            SUBACCOUNT                SUBACCOUNT
                               ---------------------- --------------------- -------------------------
                                 2008         2007       2008    2007 (A)      2008           2007
                               --------- ------------ ---------- ---------- ---------- --------------
Units beginning of year         8,501       15,869    147,774         --    124,073        163,007
Units issued and transferred
  from other funding options       --           --      1,107    202,789         --             --
Units redeemed and transferred
  to other funding options     (8,501)      (7,368)   (45,254)   (55,015)   (30,713)       (38,934)
                               --------- ------------ ---------- ---------- ---------- --------------
Units end of year                  --        8,501    103,627    147,774     93,360        124,073
                               ========= ============ ========== ========== ========== ==============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

FIDELITY VIP DYNAMIC          FIDELITY VIP          FIDELITY VIP
CAPITAL APPRECIATION         EQUITY-INCOME           HIGH INCOME
          SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
-------------------- ------------------------ ---------------------
   2008         2007     2008         2007       2008       2007
---------- --------- ----------- ------------ ---------- ----------
 12,767       12,767  826,001    1,043,925    336,209    399,132
     --           --        8       27,080         --         --
(11,628)          -- (195,689)    (245,004)   (52,075)   (62,923)
---------- --------- ----------- ------------ ---------- ----------
  1,139       12,767  630,320      826,001    284,134    336,209
========== ========= =========== ============ ========== ==========

               LMPVET                  LMPVET                LMPVET
    AGGRESSIVE GROWTH            APPRECIATION    CAPITAL AND INCOME
           SUBACCOUNT              SUBACCOUNT            SUBACCOUNT
------------------------ ----------------------- ---------------------
    2008         2007        2008        2007       2008    2007 (A)
----------- ------------ ----------- ----------- ---------- ----------
 980,450    1,270,647     694,425     912,128    142,962         --
     719       77,946           2      26,471         --    201,569
(212,128)    (368,143)   (175,857)   (244,174)   (25,910)   (58,607)
----------- ------------ ----------- ----------- ---------- ----------
 769,041      980,450     518,570     694,425    117,052    142,962
=========== ============ =========== =========== ========== ==========

LMPVET INTERNATIONAL                                      LMPVET
 ALL CAP OPPORTUNITY        LMPVET INVESTORS    LARGE CAP GROWTH
          SUBACCOUNT              SUBACCOUNT          SUBACCOUNT
----------------------- ----------------------- -------------------
 2008           2007        2008        2007     2008       2007
----- ----------------- ----------- ----------- -------- ----------
2,839          7,278     422,987     931,613    1,989     15,324
   --         39,550         351          --      275        204
   --        (43,989)   (138,300)   (508,626)     (44)   (13,539)
----- ----------------- ----------- ----------- -------- ----------
2,839          2,839     285,038     422,987    2,220      1,989
===== ================= =========== =========== ======== ==========

                                 MIST BLACKROCK         MIST BLACKROCK
MFS VIT RESEARCH BOND                HIGH YIELD         LARGE CAP CORE
           SUBACCOUNT                SUBACCOUNT             SUBACCOUNT
------------------------ ------------------------- ----------------------
   2008          2007         2008      2007 (A)      2008        2007
---------- ------------- ------------ ------------ ---------- -----------
234,284       276,609    1,106,101           --    148,710     358,019
109,513           383           --    1,111,497    620,995     257,138
(45,273)      (42,708)      (4,913)      (5,396)   (96,346)   (466,447)
---------- ------------- ------------ ------------ ---------- -----------
298,524       234,284    1,101,188    1,106,101    673,359     148,710
========== ============= ============ ============ ========== ===========

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                 MIST LORD ABBETT              MIST MET/AIM                  MIST MFS
                                GROWTH AND INCOME      CAPITAL APPRECIATION    RESEARCH INTERNATIONAL
                                       SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                               --------------------- ------------------------- -------------------------
                                  2008       2007         2008         2007       2008        2007 (A)
                               ---------- ---------- ------------ ------------ ---------- --------------
Units beginning of year         71,858     82,412    1,371,672      498,815      5,736             --
Units issued and transferred
  from other funding options        --         --          320    1,254,035    224,447          5,736
Units redeemed and transferred
  to other funding options     (13,243)   (10,554)    (331,533)    (381,178)   (23,360)            --
                               ---------- ---------- ------------ ------------ ---------- --------------
Units end of year               58,615     71,858    1,040,459    1,371,672    206,823          5,736
                               ========== ========== ============ ============ ========== ==============

                                     MSF BLACKROCK         MSF BLACKROCK           MSF BLACKROCK
                                 AGGRESSIVE GROWTH           BOND INCOME            MONEY MARKET
                                        SUBACCOUNT            SUBACCOUNT              SUBACCOUNT
                               ---------------------- --------------------- -----------------------
                                  2008        2007       2008       2007        2008        2007
                               ---------- ----------- ---------- ---------- ----------- -----------
Units beginning of year        345,761     696,772    102,663    165,260     579,279     513,730
Units issued and transferred
  from other funding options       266       1,432         --      1,259     209,685     177,415
Units redeemed and transferred
  to other funding options     (98,915)   (352,443)   (51,278)   (63,856)   (374,338)   (111,866)
                               ---------- ----------- ---------- ---------- ----------- -----------
Units end of year              247,112     345,761     51,385    102,663     414,626     579,279
                               ========== =========== ========== ========== =========== ===========

                               MSF JENNISON                              MSF T. ROWE PRICE
                                     GROWTH      MSF MFS TOTAL RETURN     LARGE CAP GROWTH
                                 SUBACCOUNT                SUBACCOUNT           SUBACCOUNT
                               --------------- ------------------------- -----------------
                                    2008 (B)        2008         2007       2008      2007
                               --------------- ------------ ------------ ---------- ------
Units beginning of year                  --    1,497,176    2,106,210      4,518     4,518
Units issued and transferred
  from other funding options          3,241        1,815        8,112    752,878        --
Units redeemed and transferred
  to other funding options           (3,241)    (509,828)    (617,146)   (78,231)       --
                               --------------- ------------ ------------ ---------- ------
Units end of year                        --      989,163    1,497,176    679,165     4,518
                               =============== ============ ============ ========== ======

                               VAN KAMPEN LIT COMSTOCK
                                            SUBACCOUNT
                               --------------------------
                                 2008             2007
                               --------- ----------------
Units beginning of year         8,437           92,222
Units issued and transferred
  from other funding options      557              162
Units redeemed and transferred
  to other funding options     (5,045)         (83,947)
                               --------- ----------------
Units end of year               3,949            8,437
                               ========= ================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

        MIST
 OPPENHEIMER
     CAPITAL           MIST PIONEER     MIST THIRD AVENUE
APPRECIATION       STRATEGIC INCOME       SMALL CAP VALUE
  SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
--------------- ---------------------- ---------------------
     2008 (B)      2008        2007       2008    2007 (A)
--------------- ---------- ----------- ---------- ----------
          --    191,179     304,858     20,171         --
   1,189,468         --          --         84     90,529
    (141,379)   (34,403)   (113,679)   (13,833)   (70,358)
--------------- ---------- ----------- ---------- ----------
   1,048,089    156,776     191,179      6,422     20,171
=============== ========== =========== ========== ==========

  MSF CAPITAL GUARDIAN
           U.S. EQUITY          MSF FI LARGE CAP    MSF FI VALUE LEADERS
            SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
------------------------- ------------------------- -----------------------
     2008      2007 (A)        2008         2007      2008          2007
------------ ------------ ------------ ------------ --------- -------------
1,643,100           --    1,499,850    2,075,081    11,429        38,230
    1,688    1,933,213           --      196,801        --            --
 (375,147)    (290,113)    (177,672)    (772,032)   (7,404)      (26,801)
------------ ------------ ------------ ------------ --------- -------------
1,269,641    1,643,100    1,322,178    1,499,850     4,025        11,429
============ ============ ============ ============ ========= =============

                        MSF WESTERN
                              ASSET
   MSF WESTERN ASSET     MANAGEMENT
MANAGEMENT STRATEGIC           U.S.             PIMCO VIT
  BOND OPPORTUNITIES     GOVERNMENT          TOTAL RETURN
          SUBACCOUNT     SUBACCOUNT            SUBACCOUNT
----------------------- -------------- ---------------------
   2008         2007        2008 (B)     2008        2007
---------- ------------ -------------- --------- -----------
 38,991       53,469             --    72,532     358,582
     --           --        286,536        --       1,032
(13,835)     (14,478)       (33,670)   (3,861)   (287,082)
---------- ------------ -------------- --------- -----------
 25,156       38,991        252,866    68,671      72,532
========== ============ ============== ========= ===========

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

7. SUBSEQUENT EVENT

The Company anticipates merging Metropolitan Life Variable Annuity Separate Account I, which is another separate account of the Company, with and into the Separate Account on or about November 9, 2009, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

ANNUAL REPORT

DECEMBER 31, 2008

METROPOLITAN LIFE VARIABLE ANNUITY

SEPARATE ACCOUNT I

OF

METROPOLITAN LIFE INSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
Metropolitan Life Variable Annuity Separate Account I and the Board of Directors of Metropolitan Life Insurance Company:

We have audited the accompanying statements of assets and liabilities of Metropolitan Life Variable Annuity Separate Account I (the "Separate Account") of Metropolitan Life Insurance Company (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2008, the related statements of operations for each of the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of each of the Subaccounts of the Separate Account included in Note 5 for each of the periods in the year ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2008, the results of their operations for each of the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 31, 2009
(November 2, 2009 as to Note 7)

APPENDIX A

AIM V.I. Basic Balanced Subaccount
AIM V.I. International Growth Subaccount
AllianceBernstein Global Technology Subaccount
Fidelity VIP Contrafund Subaccount
Fidelity VIP Dynamic Capital Appreciation
Subaccount
Fidelity VIP Equity-Income Subaccount
Fidelity VIP High Income Subaccount
Fidelity VIP Index 500 Subaccount
FTVIPT Franklin Small-Mid Cap Growth Securities
Subaccount
FTVIPT Templeton Foreign Securities Subaccount
LMPVET Aggressive Growth Subaccount
LMPVET Appreciation Subaccount
LMPVET Capital and Income Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount
LMPVET Fundamental Value Subaccount
LMPVET International All Cap Opportunity
Subaccount
LMPVET Investors Subaccount
LMPVET Large Cap Growth Subaccount
LMPVET Mid Cap Core Subaccount
LMPVET Small Cap Growth Subaccount
LMPVIT Global High Yield Bond Subaccount
MFS VIT Research Bond Subaccount
MIST BlackRock High Yield Subaccount
MIST BlackRock Large Cap Core Subaccount
MIST Lord Abbett Growth and Income Subaccount
MIST Met/AIM Capital Appreciation Subaccount
MIST MFS Research International Subaccount
MIST Oppenheimer Capital Appreciation Subaccount
MIST Pioneer Strategic Income Subaccount
MIST Third Avenue Small Cap Value Subaccount
MSF BlackRock Aggressive Growth Subaccount
MSF BlackRock Bond Income Subaccount
MSF BlackRock Money Market Subaccount
MSF Capital Guardian U.S. Equity Subaccount
MSF FI Large Cap Subaccount
MSF FI Value Leaders Subaccount
MSF Jennison Growth Subaccount
MSF MFS Total Return Subaccount
MSF T. Rowe Price Large Cap Growth Subaccount
MSF Western Asset Management Strategic Bond
Opportunities Subaccount
MSF Western Asset Management U.S. Government
Subaccount
PIMCO VIT Total Return Subaccount
Van Kampen LIT Comstock Subaccount

This page is intentionally left blank.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

                                      AIM V.I. BASIC             AIM V.I. ALLIANCEBERNSTEIN FIDELITY VIP
                                            BALANCED INTERNATIONAL GROWTH GLOBAL TECHNOLOGY   CONTRAFUND
                                          SUBACCOUNT           SUBACCOUNT        SUBACCOUNT   SUBACCOUNT
                                      -------------- -------------------- ----------------- ------------
ASSETS:
  Investments at fair value                  $ 2,516          $ 2,678,942         $ 277,698  $ 7,757,178
                                      -------------- -------------------- ----------------- ------------
       Total Assets                            2,516            2,678,942           277,698    7,757,178
                                      -------------- -------------------- ----------------- ------------
LIABILITIES:
  Due to Metropolitan Life Insurance
     Company                                       9                   77                64           83
                                      -------------- -------------------- ----------------- ------------
       Total Liabilities                           9                   77                64           83
                                      -------------- -------------------- ----------------- ------------
NET ASSETS                                   $ 2,507          $ 2,678,865         $ 277,634  $ 7,757,095
                                      ============== ==================== ================= ============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units         $ 2,507          $ 2,678,865         $ 277,634  $ 7,757,095
  Net assets from contracts in payout             --                   --                --           --
                                      -------------- -------------------- ----------------- ------------
       Total Net Assets                      $ 2,507          $ 2,678,865         $ 277,634  $ 7,757,095
                                      ============== ==================== ================= ============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                      FIDELITY VIP DYNAMIC  FIDELITY VIP FIDELITY VIP HIGH FIDELITY VIP
                                      CAPITAL APPRECIATION EQUITY-INCOME            INCOME    INDEX 500
                                                SUBACCOUNT    SUBACCOUNT        SUBACCOUNT   SUBACCOUNT
                                      -------------------- ------------- ----------------- ------------
ASSETS:
  Investments at fair value                        $ 3,618   $ 5,867,128       $ 1,438,891  $ 9,683,560
                                      -------------------- ------------- ----------------- ------------
       Total Assets                                  3,618     5,867,128         1,438,891    9,683,560
                                      -------------------- ------------- ----------------- ------------
LIABILITIES:
  Due to Metropolitan Life Insurance
     Company                                            15            86                57           22
                                      -------------------- ------------- ----------------- ------------
       Total Liabilities                                15            86                57           22
                                      -------------------- ------------- ----------------- ------------
NET ASSETS                                         $ 3,603   $ 5,867,042       $ 1,438,834  $ 9,683,538
                                      ==================== ============= ================= ============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units               $ 3,603   $ 5,867,042       $ 1,438,834  $ 9,683,538
  Net assets from contracts in payout                   --            --                --           --
                                      -------------------- ------------- ----------------- ------------
       Total Net Assets                            $ 3,603   $ 5,867,042       $ 1,438,834  $ 9,683,538
                                      ==================== ============= ================= ============

The accompanying notes are an integral part of these financial statements.

  FTVIPT FRANKLIN
    SMALL-MID CAP   FTVIPT TEMPLETON LMPVET AGGRESSIVE       LMPVET LMPVET CAPITAL LMPVET DIVIDEND
GROWTH SECURITIES FOREIGN SECURITIES            GROWTH APPRECIATION     AND INCOME        STRATEGY
       SUBACCOUNT         SUBACCOUNT        SUBACCOUNT   SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
----------------- ------------------ ----------------- ------------ -------------- ---------------
        $ 537,528        $ 1,263,991       $ 1,565,839  $ 2,788,770      $ 424,277       $ 437,753
----------------- ------------------ ----------------- ------------ -------------- ---------------
          537,528          1,263,991         1,565,839    2,788,770        424,277         437,753
----------------- ------------------ ----------------- ------------ -------------- ---------------
               67                 25                89          111             74              70
----------------- ------------------ ----------------- ------------ -------------- ---------------
               67                 25                89          111             74              70
----------------- ------------------ ----------------- ------------ -------------- ---------------
        $ 537,461        $ 1,263,966       $ 1,565,750  $ 2,788,659      $ 424,203       $ 437,683
================= ================== ================= ============ ============== ===============
        $ 537,461        $ 1,263,966       $ 1,565,750  $ 2,788,659      $ 424,203       $ 437,683
               --                 --                --           --             --              --
----------------- ------------------ ----------------- ------------ -------------- ---------------
        $ 537,461        $ 1,263,966       $ 1,565,750  $ 2,788,659      $ 424,203       $ 437,683
================= ================== ================= ============ ============== ===============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                                     LMPVET
                                      LMPVET EQUITY            LMPVET INTERNATIONAL ALL CAP
                                              INDEX FUNDAMENTAL VALUE           OPPORTUNITY LMPVET INVESTORS
                                         SUBACCOUNT        SUBACCOUNT            SUBACCOUNT       SUBACCOUNT
                                      ------------- ----------------- --------------------- ----------------
ASSETS:
  Investments at fair value               $ 838,314       $ 2,314,959               $ 9,355      $ 1,556,106
                                      ------------- ----------------- --------------------- ----------------
       Total Assets                         838,314         2,314,959                 9,355        1,556,106
                                      ------------- ----------------- --------------------- ----------------
LIABILITIES:
  Due to Metropolitan Life Insurance
     Company                                     23                19                    28               13
                                      ------------- ----------------- --------------------- ----------------
       Total Liabilities                         23                19                    28               13
                                      ------------- ----------------- --------------------- ----------------
    ASSETS                                $ 838,291       $ 2,314,940               $ 9,327      $ 1,556,093
                                      ============= ================= ===================== ================
CONTRACT OWNERS' EQUITY
    assets from accumulation units        $ 838,291       $ 2,314,940               $ 9,327      $ 1,556,093
  Net assets from contracts in payout            --                --                    --               --
                                      ------------- ----------------- --------------------- ----------------
       Total Net Assets                   $ 838,291       $ 2,314,940               $ 9,327      $ 1,556,093
                                      ============= ================= ===================== ================

The accompanying notes are an integral part of these financial statements.

LMPVET LARGE CAP       LMPVET LMPVET SMALL CAP LMPVIT GLOBAL HIGH MFS VIT RESEARCH MIST BLACKROCK
          GROWTH MID CAP CORE           GROWTH         YIELD BOND             BOND     HIGH YIELD
      SUBACCOUNT   SUBACCOUNT       SUBACCOUNT         SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
---------------- ------------ ---------------- ------------------ ---------------- --------------
         $ 3,700    $ 119,067        $ 706,908          $ 246,900      $ 1,458,349      $ 236,281
---------------- ------------ ---------------- ------------------ ---------------- --------------
           3,700      119,067          706,908            246,900        1,458,349        236,281
---------------- ------------ ---------------- ------------------ ---------------- --------------
              11           47              140                 52               91             63
---------------- ------------ ---------------- ------------------ ---------------- --------------
              11           47              140                 52               91             63
---------------- ------------ ---------------- ------------------ ---------------- --------------
         $ 3,689    $ 119,020        $ 706,768          $ 246,848      $ 1,458,258      $ 236,218
================ ============ ================ ================== ================ ==============
         $ 3,689    $ 119,020        $ 706,768          $ 246,848      $ 1,458,258      $ 236,218
              --           --               --                 --               --             --
------ --------- ------------ ---------------- ------------------ ---------------- --------------
         $ 3,689    $ 119,020        $ 706,768          $ 246,848      $ 1,458,258      $ 236,218
================ ============ ================ ================== ================ ==============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                      MIST BLACKROCK  MIST LORD ABBETT         MIST MET/AIM MIST MFS RESEARCH
                                      LARGE CAP CORE GROWTH AND INCOME CAPITAL APPRECIATION     INTERNATIONAL
                                          SUBACCOUNT        SUBACCOUNT           SUBACCOUNT        SUBACCOUNT
                                      -------------- ----------------- -------------------- -----------------
ASSETS:
  Investments at fair value              $ 3,784,011          $ 92,306          $ 4,655,629       $ 1,763,728
                                      -------------- ----------------- -------------------- -----------------
       Total Assets                        3,784,011            92,306            4,655,629         1,763,728
                                      -------------- ----------------- -------------------- -----------------
LIABILITIES:
  Due to Metropolitan Life Insurance
     Company                                     130                70                  136                81
                                      -------------- ----------------- -------------------- -----------------
       Total Liabilities                         130                70                  136                81
                                      -------------- ----------------- -------------------- -----------------
NET ASSETS                               $ 3,783,881          $ 92,236          $ 4,655,493       $ 1,763,647
                                      ============== ================= ==================== =================
CONTRACT OWNERS' EQUITY
Net assets from accumulation units       $ 3,783,881          $ 92,236          $ 4,655,493       $ 1,763,647
  Net assets from contracts in payout             --                --                   --                --
                                      -------------- ----------------- -------------------- -----------------
       Total Net Assets                  $ 3,783,881          $ 92,236          $ 4,655,493       $ 1,763,647
                                      ============== ================= ==================== =================

The accompanying notes are an integral part of these financial statements.

    MIST OPPENHEIMER     MIST PIONEER MIST THIRD AVENUE     MSF BLACKROCK MSF BLACKROCK BOND MSF BLACKROCK
CAPITAL APPRECIATION STRATEGIC INCOME   SMALL CAP VALUE AGGRESSIVE GROWTH             INCOME  MONEY MARKET
          SUBACCOUNT       SUBACCOUNT        SUBACCOUNT        SUBACCOUNT         SUBACCOUNT    SUBACCOUNT
-------------------- ---------------- ----------------- ----------------- ------------------ -------------
         $ 3,995,834        $ 262,316         $ 129,531       $ 1,104,406          $ 922,220   $ 2,082,055
-------------------- ---------------- ----------------- ----------------- ------------------ -------------
           3,995,834          262,316           129,531         1,104,406            922,220     2,082,055
-------------------- ---------------- ----------------- ----------------- ------------------ -------------
                  32               57                81                39                  7           177
-------------------- ---------------- ----------------- ----------------- ------------------ -------------
                  32               57                81                39                  7           177
-------------------- ---------------- ----------------- ----------------- ------------------ -------------
         $ 3,995,802        $ 262,259         $ 129,450       $ 1,104,367          $ 922,213   $ 2,081,878
==================== ================ ================= ================= ================== =============
         $ 3,995,802        $ 262,259         $ 129,450       $ 1,104,367          $ 922,213   $ 2,081,878
                  --               --                --                --                 --            --
-------------------- ---------------- ----------------- ----------------- ------------------ -------------
         $ 3,995,802        $ 262,259         $ 129,450       $ 1,104,367          $ 922,213   $ 2,081,878
==================== ================ ================= ================= ================== =============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2008

                                               MSF CAPITAL                  MSF FI VALUE
                                      GUARDIAN U.S. EQUITY MSF FI LARGE CAP      LEADERS MSF JENNISON GROWTH
                                                SUBACCOUNT       SUBACCOUNT   SUBACCOUNT          SUBACCOUNT
                                      -------------------- ---------------- ------------ -------------------
ASSETS:
  Investments at fair value                    $ 6,622,822      $ 1,598,213    $ 284,124             $ 1,526
                                      -------------------- ---------------- ------------ -------------------
       Total Assets                              6,622,822        1,598,213      284,124               1,526
                                      -------------------- ---------------- ------------ -------------------
LIABILITIES:
  Due to Metropolitan Life Insurance
     Company                                            94               33           65                   5
                                      -------------------- ---------------- ------------ -------------------
       Total Liabilities                                94               33           65                   5
                                      -------------------- ---------------- ------------ -------------------
    ASSETS                                     $ 6,622,728      $ 1,598,180    $ 284,059             $ 1,521
                                      ==================== ================ ============ ===================
CONTRACT OWNERS' EQUITY
    assets from accumulation units             $ 6,622,728      $ 1,598,180    $ 284,059             $ 1,521
  Net assets from contracts in payout                   --               --           --                  --
                                      -------------------- ---------------- ------------ -------------------
       Total Net Assets                        $ 6,622,728      $ 1,598,180    $ 284,059             $ 1,521
                                      ==================== ================ ============ ===================

The accompanying notes are an integral part of these financial statements.

                                   MSF WESTERN ASSET MSF WESTERN ASSET
MSF MFS TOTAL MSF T. ROWE PRICE MANAGEMENT STRATEGIC   MANAGEMENT U.S. PIMCO VIT TOTAL VAN KAMPEN LIT
       RETURN  LARGE CAP GROWTH   BOND OPPORTUNITIES        GOVERNMENT          RETURN       COMSTOCK
   SUBACCOUNT        SUBACCOUNT           SUBACCOUNT        SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
------------- ----------------- -------------------- ----------------- --------------- --------------
  $ 6,966,238       $ 4,040,291            $ 329,704       $ 2,909,784       $ 523,137      $ 151,189
------------- ----------------- -------------------- ----------------- --------------- --------------
    6,966,238         4,040,291              329,704         2,909,784         523,137        151,189
------------- ----------------- -------------------- ----------------- --------------- --------------
           80               141                   90               156              55             45
------------- ----------------- -------------------- ----------------- --------------- --------------
           80               141                   90               156              55             45
------------- ----------------- -------------------- ----------------- --------------- --------------
  $ 6,966,158       $ 4,040,150            $ 329,614       $ 2,909,628       $ 523,082      $ 151,144
============= ================= ==================== ================= =============== ==============
  $ 6,966,158       $ 4,040,150            $ 329,614       $ 2,909,628       $ 523,082      $ 151,144
           --                --                   --                --              --             --
------------- ----------------- -------------------- ----------------- --------------- --------------
  $ 6,966,158       $ 4,040,150            $ 329,614       $ 2,909,628       $ 523,082      $ 151,144
============= ================= ==================== ================= =============== ==============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

                                             AIM V.I. BASIC                AIM V.I.    ALLIANCEBERNSTEIN    FIDELITY VIP
                                                   BALANCED    INTERNATIONAL GROWTH    GLOBAL TECHNOLOGY      CONTRAFUND
                                                 SUBACCOUNT              SUBACCOUNT           SUBACCOUNT      SUBACCOUNT
                                         --------------------- ----------------------- -------------------- ---------------
INVESTMENT INCOME:
      Dividends                                       $ 164                $ 20,838                 $ --       $ 110,762
                                         --------------------- ----------------------- -------------------- ---------------
EXPENSES:
      Mortality and expense risk
        charges                                         107                  39,836                5,854         124,152
      Administrative charges                             12                   6,532                  701          19,046
                                         --------------------- ----------------------- -------------------- ---------------
        Total expenses                                  119                  46,368                6,555         143,198
                                         --------------------- ----------------------- -------------------- ---------------
           Net investment income (loss)                  45                 (25,530)              (6,555)        (32,436)
                                         --------------------- ----------------------- -------------------- ---------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --                  50,389                   --         399,369
      Realized gains (losses) on sale of
        investments                                  (2,383)                305,439             (106,893)       (480,217)
                                         --------------------- ----------------------- -------------------- ---------------
           Net realized gains (losses)               (2,383)                355,828             (106,893)        (80,848)
                                         --------------------- ----------------------- -------------------- ---------------
     Change in unrealized gains (losses)
        on investments                               (1,972)             (2,476,109)            (177,037)     (6,511,750)
                                         --------------------- ----------------------- -------------------- ---------------
     Net realized and unrealized gains
        (losses) on investments                      (4,355)             (2,120,281)            (283,930)     (6,592,598)
                                         --------------------- ----------------------- -------------------- ---------------
     Net increase (decrease) in net
        assets resulting from
        operations                                 $ (4,310)           $ (2,145,811)          $ (290,485)   $ (6,625,034)
                                         ===================== ======================= ==================== ===============

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                           FTVIPT FRANKLIN
FIDELITY VIP DYNAMIC     FIDELITY VIP    FIDELITY VIP    FIDELITY VIP        SMALL-MID CAP      FTVIPT TEMPLETON
CAPITAL APPRECIATION    EQUITY-INCOME     HIGH INCOME       INDEX 500    GROWTH SECURITIES    FOREIGN SECURITIES
          SUBACCOUNT       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT           SUBACCOUNT            SUBACCOUNT
----------------------- ---------------- --------------- --------------- -------------------- ---------------------
                $ 24        $ 218,353       $ 163,461       $ 291,637                 $ --              $ 45,840
----------------------- ---------------- --------------- --------------- -------------------- ---------------------
                 156           87,214          18,651         139,831               10,725                24,480
                  18           14,454           3,122          21,996                1,286                 2,937
----------------------- ---------------- --------------- --------------- -------------------- ---------------------
                 174          101,668          21,773         161,827               12,011                27,417
----------------------- ---------------- --------------- --------------- -------------------- ---------------------
                (150)         116,685         141,688         129,810              (12,011)               18,423
----------------------- ---------------- --------------- --------------- -------------------- ---------------------
                  92           10,573              --         170,789              106,797               187,613
              (3,370)        (644,654)       (343,599)        199,809              (60,931)               (9,270)
----------------------- ---------------- --------------- --------------- -------------------- ---------------------
              (3,278)        (634,081)       (343,599)        370,598               45,866               178,343
----------------------- ---------------- --------------- --------------- -------------------- ---------------------
              (3,903)      (4,554,869)       (342,718)     (6,970,724)            (488,003)           (1,166,468)
----------------------- ---------------- --------------- --------------- -------------------- ---------------------
              (7,181)      (5,188,950)       (686,317)     (6,600,126)            (442,137)             (988,125)
----------------------- ---------------- --------------- --------------- -------------------- ---------------------
            $ (7,331)    $ (5,072,265)     $ (544,629)   $ (6,470,316)          $ (454,148)           $ (969,702)
======================= ================ =============== =============== ==================== =====================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                           LMPVET AGGRESSIVE          LMPVET    LMPVET CAPITAL AND    LMPVET DIVIDEND
                                                      GROWTH    APPRECIATION                INCOME           STRATEGY
                                                  SUBACCOUNT      SUBACCOUNT            SUBACCOUNT         SUBACCOUNT
                                           -------------------- --------------- --------------------- ------------------
INVESTMENT INCOME:
      Dividends                                         $ --        $ 47,787               $ 6,220           $ 16,415
                                           -------------------- --------------- --------------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                       28,345          40,633                 8,990              7,418
      Administrative charges                           4,255           6,526                 1,078                889
                                           -------------------- --------------- --------------------- ------------------
        Total expenses                                32,600          47,159                10,068              8,307
                                           -------------------- --------------- --------------------- ------------------
           Net investment income (loss) .            (32,600)            628                (3,848)             8,108
                                           -------------------- --------------- --------------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                         --         173,904                14,261                 --
      Realized gains (losses) on sale of
        investments                                   28,491         (44,373)             (102,576)           (24,671)
                                           -------------------- --------------- --------------------- ------------------
           Net realized gains (losses)                28,491         129,531               (88,315)           (24,671)
                                           -------------------- --------------- --------------------- ------------------
     Change in unrealized gains (losses)
        on investments                            (1,351,951)     (1,565,131)             (185,998)          (179,588)
                                           -------------------- --------------- --------------------- ------------------
     Net realized and unrealized gains
        (losses) on investments                   (1,323,460)     (1,435,600)             (274,313)          (204,259)
                                           -------------------- --------------- --------------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations               $ (1,356,060)   $ (1,434,972)           $ (278,161)        $ (196,151)
                                           ==================== =============== ===================== ==================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                     LMPVET
LMPVET EQUITY               LMPVET    INTERNATIONAL ALL CAP                        LMPVET LARGE CAP    LMPVET MID CAP
        INDEX    FUNDAMENTAL VALUE              OPPORTUNITY    LMPVET INVESTORS              GROWTH              CORE
   SUBACCOUNT           SUBACCOUNT               SUBACCOUNT          SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
---------------- -------------------- ------------------------ ------------------- ------------------- -----------------
     $ 22,178             $ 56,659                    $ 280            $ 28,199                $ 14             $ 341
---------------- -------------------- ------------------------ ------------------- ------------------- -----------------
       16,423               47,894                      390              29,733                 113             2,377
        1,970                5,747                       46               3,567                  13               284
---------------- -------------------- ------------------------ ------------------- ------------------- -----------------
       18,393               53,641                      436              33,300                 126             2,661
---------------- -------------------- ------------------------ ------------------- ------------------- -----------------
        3,785                3,018                     (156)             (5,101)               (112)           (2,320)
---------------- -------------------- ------------------------ ------------------- ------------------- -----------------
       28,547                2,757                       --              68,879                  --                --
      (63,875)            (377,173)                 (17,010)             53,509               2,404           (18,079)
---------------- -------------------- ------------------------ ------------------- ------------------- -----------------
      (35,328)            (374,416)                 (17,010)            122,388               2,404           (18,079)
---------------- -------------------- ------------------------ ------------------- ------------------- -----------------
     (559,017)          (1,232,796)                   6,208          (1,128,094)             (6,160)          (61,693)
---------------- -------------------- ------------------------ ------------------- ------------------- -----------------
     (594,345)          (1,607,212)                 (10,802)         (1,005,706)             (3,756)          (79,772)
---------------- -------------------- ------------------------ ------------------- ------------------- -----------------
   $ (590,560)        $ (1,604,194)               $ (10,958)       $ (1,010,807)           $ (3,868)        $ (82,092)
================ ==================== ======================== =================== =================== =================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                           LMPVET SMALL CAP    LMPVIT GLOBAL HIGH    MFS VIT RESEARCH    MIST BLACKROCK
                                                     GROWTH            YIELD BOND                BOND        HIGH YIELD
                                                 SUBACCOUNT            SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                                           ------------------- --------------------- ------------------- -----------------
INVESTMENT INCOME:
      Dividends                                        $ --              $ 36,184            $ 53,931          $ 24,999
                                           ------------------- --------------------- ------------------- -----------------
EXPENSES:
      Mortality and expense risk
        charges                                      12,600                 4,909              16,484             3,634
      Administrative charges                          1,709                   588               2,669               477
                                           ------------------- --------------------- ------------------- -----------------
        Total expenses                               14,309                 5,497              19,153             4,111
                                           ------------------- --------------------- ------------------- -----------------
           Net investment income (loss) .           (14,309)               30,687              34,778            20,888
                                           ------------------- --------------------- ------------------- -----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    38,987                    --                  --                --
      Realized gains (losses) on sale of
        investments                                 (64,672)              (16,644)                372            (6,493)
                                           ------------------- --------------------- ------------------- -----------------
           Net realized gains (losses)              (25,685)              (16,644)                372            (6,493)
                                           ------------------- --------------------- ------------------- -----------------
     Change in unrealized gains (losses)
        on investments                             (503,796)             (138,723)            (94,115)          (95,464)
                                           ------------------- --------------------- ------------------- -----------------
     Net realized and unrealized gains
        (losses) on investments                    (529,481)             (155,367)            (93,743)         (101,957)
                                           ------------------- --------------------- ------------------- -----------------
     Net increase (decrease) in net assets
        resulting from operations                $ (543,790)           $ (124,680)          $ (58,965)        $ (81,069)
                                           =================== ===================== =================== =================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

MIST BLACKROCK     MIST LORD ABBETT            MIST MET/AIM    MIST MFS RESEARCH        MIST OPPENHEIMER        MIST PIONEER
LARGE CAP CORE    GROWTH AND INCOME    CAPITAL APPRECIATION        INTERNATIONAL    CAPITAL APPRECIATION    STRATEGIC INCOME
    SUBACCOUNT           SUBACCOUNT              SUBACCOUNT           SUBACCOUNT          SUBACCOUNT (A)          SUBACCOUNT
----------------- -------------------- ----------------------- -------------------- ----------------------- -------------------
       $ 6,913              $ 2,259               $ 149,836              $ 1,326                    $ --            $ 28,331
----------------- -------------------- ----------------------- -------------------- ----------------------- -------------------
        39,024                1,745                  74,105               17,624                  42,358               4,696
         5,930                  208                  11,062                2,850                   6,461                 563
----------------- -------------------- ----------------------- -------------------- ----------------------- -------------------
        44,954                1,953                  85,167               20,474                  48,819               5,259
----------------- -------------------- ----------------------- -------------------- ----------------------- -------------------
       (38,041)                 306                  64,669              (19,148)                (48,819)             23,072
----------------- -------------------- ----------------------- -------------------- ----------------------- -------------------
        55,351               15,592                       1                7,636                      --                  --
      (274,179)              (7,629)               (381,819)            (206,605)               (209,844)              2,453
----------------- -------------------- ----------------------- -------------------- ----------------------- -------------------
      (218,828)               7,963                (381,818)            (198,969)               (209,844)              2,453
----------------- -------------------- ----------------------- -------------------- ----------------------- -------------------
    (1,877,920)             (71,031)             (3,652,152)          (1,227,515)             (3,045,882)            (62,745)
----------------- -------------------- ----------------------- -------------------- ----------------------- -------------------
    (2,096,748)             (63,068)             (4,033,970)          (1,426,484)             (3,255,726)            (60,292)
----------------- -------------------- ----------------------- -------------------- ----------------------- -------------------
  $ (2,134,789)           $ (62,762)           $ (3,969,301)        $ (1,445,632)           $ (3,304,545)          $ (37,220)
================= ==================== ======================= ==================== ======================= ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                           MIST THIRD AVENUE        MSF BLACKROCK    MSF BLACKROCK    MSF BLACKROCK
                                             SMALL CAP VALUE    AGGRESSIVE GROWTH      BOND INCOME     MONEY MARKET
                                                  SUBACCOUNT           SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                           -------------------- -------------------- ---------------- -------------
INVESTMENT INCOME:
      Dividends                                      $ 1,329                 $ --         $ 65,319         $ 75,169
                                           -------------------- -------------------- ---------------- -------------
EXPENSES:
      Mortality and expense risk
        charges                                        2,256               23,689           14,488           26,019
      Administrative charges                             270                2,842            1,738            3,884
                                           -------------------- -------------------- ---------------- -------------
        Total expenses                                 2,526               26,531           16,226           29,903
                                           -------------------- -------------------- ---------------- -------------
           Net investment income (loss) .             (1,197)             (26,531)          49,093           45,266
                                           -------------------- -------------------- ---------------- -------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     12,158                   --               --               --
      Realized gains (losses) on sale of
        investments                                   (6,468)              16,413           17,114               --
                                           -------------------- -------------------- ---------------- -------------
           Net realized gains (losses)                 5,690               16,413           17,114               --
                                           -------------------- -------------------- ---------------- -------------
     Change in unrealized gains (losses)
        on investments                               (63,975)          (1,026,504)        (117,853)              --
                                           -------------------- -------------------- ---------------- -------------
     Net realized and unrealized gains
        (losses) on investments                      (58,285)          (1,010,091)        (100,739)              --
                                           -------------------- -------------------- ---------------- -------------
     Net increase (decrease) in net assets
        resulting from operations                  $ (59,482)        $ (1,036,622)       $ (51,646)        $ 45,266
                                           ==================== ==================== ================ =============

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

         MSF CAPITAL                        MSF FI VALUE                           MSF MFS TOTAL    MSF T. ROWE PRICE
GUARDIAN U.S. EQUITY    MSF FI LARGE CAP         LEADERS    MSF JENNISON GROWTH           RETURN     LARGE CAP GROWTH
          SUBACCOUNT          SUBACCOUNT      SUBACCOUNT         SUBACCOUNT (A)       SUBACCOUNT           SUBACCOUNT
----------------------- ------------------- --------------- ---------------------- ---------------- --------------------
           $ 135,729                $ --         $ 8,610                   $ --        $ 370,857                 $ 84
----------------------- ------------------- --------------- ---------------------- ---------------- --------------------
             103,772              32,311           5,779                     16          100,714               38,421
              16,122               3,877             692                      1           14,997                6,320
----------------------- ------------------- --------------- ---------------------- ---------------- --------------------
             119,894              36,188           6,471                     17          115,711               44,741
----------------------- ------------------- --------------- ---------------------- ---------------- --------------------
              15,835             (36,188)          2,139                    (17)         255,146              (44,657)
----------------------- ------------------- --------------- ---------------------- ---------------- --------------------
           1,537,895                  --          50,054                     --          812,896                1,609
          (1,100,803)           (156,965)        (56,278)                    (4)        (430,389)            (249,944)
----------------------- ------------------- --------------- ---------------------- ---------------- --------------------
             437,092            (156,965)         (6,224)                    (4)         382,507             (248,335)
----------------------- ------------------- --------------- ---------------------- ---------------- --------------------
          (5,618,834)         (1,292,214)       (222,400)                  (746)      (3,127,363)          (2,497,100)
----------------------- ------------------- --------------- ---------------------- ---------------- --------------------
          (5,181,742)         (1,449,179)       (228,624)                  (750)      (2,744,856)          (2,745,435)
----------------------- ------------------- --------------- ---------------------- ---------------- --------------------
        $ (5,165,907)       $ (1,485,367)     $ (226,485)                $ (767)    $ (2,489,710)        $ (2,790,092)
======================= =================== =============== ====================== ================ ====================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                              MSF WESTERN ASSET    MSF WESTERN ASSET
                                           MANAGEMENT STRATEGIC      MANAGEMENT U.S.    PIMCO VIT TOTAL    VAN KAMPEN LIT
                                             BOND OPPORTUNITIES           GOVERNMENT             RETURN          COMSTOCK
                                                     SUBACCOUNT       SUBACCOUNT (A)         SUBACCOUNT        SUBACCOUNT
                                           ----------------------- -------------------- ------------------ -----------------
INVESTMENT INCOME:
      Dividends                                        $ 18,775                 $ --           $ 27,389           $ 5,190
                                           ----------------------- -------------------- ------------------ -----------------
EXPENSES:
      Mortality and expense risk
        charges                                           3,957               20,682              7,665             2,812
      Administrative charges                                656                3,103                919               336
                                           ----------------------- -------------------- ------------------ -----------------
        Total expenses                                    4,613               23,785              8,584             3,148
                                           ----------------------- -------------------- ------------------ -----------------
           Net investment income (loss) .                14,162              (23,785)            18,805             2,042
                                           ----------------------- -------------------- ------------------ -----------------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES)ON INVESTMENTS:
      Realized gain distributions                         2,770                   --              9,884            12,748
      Realized gains (losses) on sale of
        investments                                      (5,431)              (3,893)            11,744            (4,689)
                                           ----------------------- -------------------- ------------------ -----------------
           Net realized gains (losses)                   (2,661)              (3,893)            21,628             8,059
                                           ----------------------- -------------------- ------------------ -----------------
     Change in unrealized gains (losses)
        on investments                                  (83,212)             (16,745)           (16,883)         (110,253)
                                           ----------------------- -------------------- ------------------ -----------------
     Net realized and unrealized gains
        (losses) on investments                         (85,873)             (20,638)             4,745          (102,194)
                                           ----------------------- -------------------- ------------------ -----------------
     Net increase (decrease) in net assets
        resulting from operations                     $ (71,711)           $ (44,423)          $ 23,550        $ (100,152)
                                           ======================= ==================== ================== =================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                                ALLIANCEBERNSTEIN GLOBAL
                                   AIM V.I. BASIC BALANCED    AIM V.I. INTERNATIONAL GROWTH                   TECHNOLOGY
                                                SUBACCOUNT                       SUBACCOUNT                   SUBACCOUNT
                                   -------------------------- -------------------------------- ----------------------------
                                      2008            2007           2008              2007         2008            2007
                                   -------------- ----------- -------------- ----------------- --------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ 45           $ 100      $ (25,530)        $ (46,041)    $ (6,555)      $ (11,521)
  Net realized gains (losses)       (2,383)          1,734        355,828           621,120     (106,893)       (204,154)
  Change in unrealized gains
     (losses) on investments        (1,972)         (2,334)    (2,476,109)          285,900     (177,037)        359,252
                                   -------------- ----------- -------------- ----------------- --------------  ------------
     Net increase (decrease)
       in net assets resulting
       from operations              (4,310)           (500)    (2,145,811)          860,979     (290,485)        143,577
                                   -------------- ----------- -------------- ----------------- --------------  ------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               --              --          1,000             2,279        1,750           2,500
  Net transfers (including fixed
     account)                       (4,030)         39,011       (183,096)          (20,093)     (14,776)        (50,809)
  Contract charges                      (2)             (6)          (140)             (161)         (30)            (47)
  Transfers for contract benefits
     and terminations                 (739)        (44,558)    (1,017,244)       (1,484,275)    (113,721)       (314,573)
                                   -------------- ----------- -------------- ----------------- --------------  ------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions   (4,771)         (5,553)    (1,199,480)       (1,502,250)    (126,777)       (362,929)
                                   -------------- ----------- -------------- ----------------- --------------  ------------
     Net increase (decrease)
       in net assets                (9,081)         (6,053)    (3,345,291)         (641,271)    (417,262)       (219,352)
NET ASSETS:
  Beginning of period               11,588          17,641      6,024,156         6,665,427      694,896         914,248
                                   -------------- ----------- -------------- ----------------- --------------  ------------
  End of period                    $ 2,507        $ 11,588    $ 2,678,865       $ 6,024,156    $ 277,634       $ 694,896
                                   ============== =========== ============== ================= ==============  ============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                               FIDELITY VIP DYNAMIC CAPITAL
    FIDELITY VIP CONTRAFUND                    APPRECIATION      FIDELITY VIP EQUITY-INCOME        FIDELITY VIP HIGH INCOME
                 SUBACCOUNT                      SUBACCOUNT                      SUBACCOUNT                      SUBACCOUNT
------------------------------ ------------------------------- ------------------------------ -----------------------------
       2008            2007       2008                 2007           2008            2007           2008             2007
-------------- --------------- ----------     ---------------- -------------- --------------- --------------   ------------
  $ (32,436)      $ (72,883)    $ (150)              $ (713)     $ 116,685        $ 88,931      $ 141,688        $ 186,522
    (80,848)      6,473,160     (3,278)              14,386       (634,081)      1,607,929       (343,599)        (308,050)
 (6,511,750)     (3,347,231)    (3,903)              (7,810)    (4,554,869)     (1,473,677)      (342,718)         178,108
-------------- --------------- ----------     ---------------- -------------- --------------- --------------   ------------
 (6,625,034)      3,053,046     (7,331)               5,863     (5,072,265)        223,183       (544,629)          56,580
-------------- --------------- ----------     ---------------- -------------- --------------- --------------   ------------
     10,791          14,986         --                1,500          7,800          20,436             60               60
   (463,761)       (560,811)    (5,699)              (2,175)      (342,135)       (181,839)      (121,985)         (51,860)
       (819)         (1,129)        (1)                 (10)          (481)           (573)          (123)            (125)
 (3,075,795)     (6,619,988)    (5,019)             (48,592)    (2,158,387)     (3,388,825)      (515,932)        (847,549)
-------------- --------------- ----------     ---------------- -------------- --------------- --------------   ------------
 (3,529,584)     (7,166,942)   (10,719)             (49,277)    (2,493,203)     (3,550,801)      (637,980)        (899,474)
-------------- --------------- ----------     ---------------- -------------- --------------- --------------   ------------
(10,154,618)     (4,113,896)   (18,050)             (43,414)    (7,565,468)     (3,327,618)    (1,182,609)        (842,894)
 17,911,713      22,025,609     21,653               65,067     13,432,510      16,760,128      2,621,443        3,464,337
-------------- --------------- ----------     ---------------- -------------- --------------- --------------   ------------
$ 7,757,095    $ 17,911,713    $ 3,603             $ 21,653    $ 5,867,042    $ 13,432,510    $ 1,438,834      $ 2,621,443
============== =============== ==========     ================ ============== =============== ==============   ============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                  FTVIPT FRANKLIN SMALL-MID      FTVIPT TEMPLETON FOREIGN
                                        FIDELITY VIP INDEX 500        CAP GROWTH SECURITIES                    SECURITIES
                                                    SUBACCOUNT                   SUBACCOUNT                    SUBACCOUNT
                                   ------------------------------ ---------------------------- -----------------------------
                                          2008            2007         2008            2007           2008           2007
                                   -------------- --------------- ------------ --------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ 129,810       $ 541,241    $ (12,011)      $ (19,302)      $ 18,423       $ 20,271
  Net realized gains (losses)          370,598       1,152,215       45,866         110,160        178,343        445,858
  Change in unrealized gains
     (losses) on investments        (6,970,724)       (658,236)    (488,003)         56,376     (1,166,468)        (3,763)
                                   -------------- --------------- ------------ --------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations              (6,470,316)      1,035,220     (454,148)        147,234       (969,702)       462,366
                                   -------------- --------------- ------------ --------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                3,476           7,575        3,600           3,620          1,380          8,209
  Net transfers (including fixed
     account)                         (693,750)       (221,745)      11,627         (61,846)       (88,472)        42,584
  Contract charges                      (1,006)         (1,124)         (48)            (71)          (138)          (239)
  Transfers for contract benefits
     and terminations               (3,012,131)     (5,018,513)    (152,810)       (482,821)      (485,469)    (2,002,738)
                                   -------------- --------------- ------------ --------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions   (3,703,411)     (5,233,807)    (137,631)       (541,118)      (572,699)    (1,952,184)
                                   -------------- --------------- ------------ --------------- -------------- --------------
     Net increase (decrease)
       in net assets               (10,173,727)     (4,198,587)    (591,779)       (393,884)    (1,542,401)    (1,489,818)
NET ASSETS:
  Beginning of period               19,857,265      24,055,852    1,129,240       1,523,124      2,806,367      4,296,185
                                   -------------- --------------- ------------ --------------- -------------- --------------
  End of period                    $ 9,683,538    $ 19,857,265    $ 537,461     $ 1,129,240    $ 1,263,966    $ 2,806,367
                                   ============== =============== ============ =============== ============== ==============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

  LMPVET AGGRESSIVE GROWTH           LMPVET APPRECIATION    LMPVET CAPITAL AND INCOME      LMPVET DIVIDEND STRATEGY
                SUBACCOUNT                    SUBACCOUNT                   SUBACCOUNT                    SUBACCOUNT
----------------------------- ----------------------------- ---------------------------- -----------------------------
       2008           2007           2008           2007         2008          2007(A)        2008             2007
-------------- -------------- -------------- -------------- ------------ --------------- ------------     ------------
  $ (32,600)     $ (63,091)         $ 628       $ (5,589)    $ (3,848)        $ 1,540      $ 8,108          $ 2,231
     28,491        614,767        129,531        829,356      (88,315)        170,974      (24,671)         (37,537)
 (1,351,951)      (458,252)    (1,565,131)      (393,861)    (185,998)       (165,667)    (179,588)          88,679
-------------- -------------- -------------- -------------- ------------ --------------- ------------     ------------
 (1,356,060)        93,424     (1,434,972)       429,906     (278,161)          6,847     (196,151)          53,373
-------------- -------------- -------------- -------------- ------------ --------------- ------------     ------------
      1,680          8,180             --             --           --              --          900              900
   (470,184)      (203,434)      (466,359)       556,152      (25,783)      1,603,682       (9,587)         (54,075)
       (387)          (257)          (267)          (304)         (54)            (38)         (45)             (71)
   (919,044)    (2,248,176)    (1,107,755)    (1,619,089)    (294,253)       (588,037)     (98,323)        (388,752)
-------------- -------------- -------------- -------------- ------------ --------------- ------------     ------------
 (1,387,935)    (2,443,687)    (1,574,381)    (1,063,241)    (320,090)      1,015,607     (107,055)        (441,998)
-------------- -------------- -------------- -------------- ------------ --------------- ------------     ------------
 (2,743,995)    (2,350,263)    (3,009,353)      (633,335)    (598,251)      1,022,454     (303,206)        (388,625)
  4,309,745      6,660,008      5,798,012      6,431,347    1,022,454              --      740,889        1,129,514
-------------- -------------- -------------- -------------- ------------ --------------- ------------     ------------
$ 1,565,750    $ 4,309,745    $ 2,788,659    $ 5,798,012    $ 424,203     $ 1,022,454    $ 437,683        $ 740,889
============== ============== ============== ============== ============ =============== ============     =============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                              LMPVET INTERNATIONAL ALL CAP
                                         LMPVET EQUITY INDEX      LMPVET FUNDAMENTAL VALUE                     OPPORTUNITY
                                                  SUBACCOUNT                    SUBACCOUNT                      SUBACCOUNT
                                   ---------------------------- ----------------------------- -------------- ----------------
                                         2008           2007           2008           2007       2008                 2007
                                   ------------- -------------- -------------- -------------- -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ 3,785       $ (4,334)       $ 3,018       $ (1,703)    $ (156)              $ (249)
  Net realized gains (losses)         (35,328)       187,916       (374,416)       291,212    (17,010)              42,308
  Change in unrealized gains
     (losses) on investments         (559,017)       (71,679)    (1,232,796)      (586,461)     6,208              (38,877)
                                   ------------- -------------- -------------- -------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations               (590,560)       111,903     (1,604,194)      (296,952)   (10,958)               3,182
                                   ------------- -------------- -------------- -------------- -------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               1,980          2,560          2,640          2,140         --                   --
  Net transfers (including fixed
     account)                         (51,644)       (77,729)      (249,788)     7,565,319     (8,001)              28,279
  Contract charges                        (95)          (282)          (351)          (249)        (7)                  (9)
  Transfers for contract benefits
     and terminations                (457,255)    (1,310,285)    (1,338,706)    (2,639,175)   (40,698)             (28,985)
                                   ------------- -------------- -------------- -------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    (507,014)    (1,385,736)    (1,586,205)     4,928,035    (48,706)                (715)
                                   ------------- -------------- -------------- -------------- -------------- ----------------
     Net increase (decrease)
       in net assets               (1,097,574)    (1,273,833)    (3,190,399)     4,631,083    (59,664)               2,467
NET ASSETS:
  Beginning of period               1,935,865      3,209,698      5,505,339        874,256     68,991               66,524
                                   ------------- -------------- -------------- -------------- -------------- ----------------
  End of period                     $ 838,291    $ 1,935,865    $ 2,314,940    $ 5,505,339    $ 9,327             $ 68,991
                                   ============= ============== ============== ============== ============== ================

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

          LMPVET INVESTORS    LMPVET LARGE CAP GROWTH       LMPVET MID CAP CORE     LMPVET SMALL CAP GROWTH
                SUBACCOUNT        SUBACCOUNT                         SUBACCOUNT                  SUBACCOUNT
----------------------------- -------------------------- ------------------------- ---------------------------
       2008           2007       2008            2007         2008         2007         2008        2007 (A)
-------------- -------------- -------------- ----------- ------------ ------------ ------------ --------------
   $ (5,101)     $ (21,552)    $ (112)       $ (1,287)    $ (2,320)    $ (4,518)   $ (14,309)     $ (15,208)
    122,388        850,981      2,404          29,129      (18,079)     103,132      (25,685)       109,795
 (1,128,094)      (666,901)    (6,160)        (21,084)     (61,693)     (66,894)    (503,796)       (70,860)
-------------- -------------- -------------- ----------- ------------ ------------ ------------ --------------
 (1,010,807)       162,528     (3,868)          6,758      (82,092)      31,720     (543,790)        23,727
-------------- -------------- -------------- ----------- ------------ ------------ ------------ --------------
      4,240            240         --              --           --           --          240            160
    (76,639)        13,411     (2,560)        (91,340)     (98,514)      18,527      (83,700)     1,924,631
       (151)          (333)        (7)            (14)         (15)          (9)         (94)           (66)
   (627,855)    (2,659,820)   (18,146)        (65,309)     (35,185)    (183,771)    (205,041)      (409,299)
-------------- -------------- -------------- ----------- ------------ ------------ ------------ --------------
   (700,405)    (2,646,502)   (20,713)       (156,663)    (133,714)    (165,253)    (288,595)     1,515,426
-------------- -------------- -------------- ----------- ------------ ------------ ------------ --------------
 (1,711,212)    (2,483,974)   (24,581)       (149,905)    (215,806)    (133,533)    (832,385)     1,539,153
  3,267,305      5,751,279     28,270         178,175      334,826      468,359    1,539,153             --
-------------- -------------- -------------- ----------- ------------ ------------ ------------ --------------
$ 1,556,093    $ 3,267,305    $ 3,689        $ 28,270    $ 119,020    $ 334,826    $ 706,768    $ 1,539,153
============== ============== ============== =========== ============ ============ ============ ==============

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                   LMPVIT GLOBAL HIGH YIELD BOND         MFS VIT RESEARCH BOND    MIST BLACKROCK HIGH YIELD
                                                      SUBACCOUNT                    SUBACCOUNT                   SUBACCOUNT
                                   -------------------------------- ----------------------------- ----------------------------
                                        2008                2007           2008           2007         2008         2007 (A)
                                   ---------------- --------------- -------------- -------------- ------------ ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ 30,687            $ 31,346       $ 34,778       $ 71,011     $ 20,888        $ (3,813)
  Net realized gains (losses)        (16,644)             29,905            372          1,809       (6,493)         (1,901)
  Change in unrealized gains
     (losses) on investments        (138,723)            (67,942)       (94,115)         4,374      (95,464)         (6,798)
                                   ---------------- --------------- -------------- -------------- ------------ ---------------
     Net increase (decrease)
       in net assets resulting
       from operations              (124,680)             (6,691)       (58,965)        77,194      (81,069)        (12,512)
                                   ---------------- --------------- -------------- -------------- ------------ ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                 --                  --             --             --           --              --
  Net transfers (including fixed
     account)                        (27,336)            (28,563)       (72,547)       (60,524)     (46,636)        515,515
  Contract charges                       (13)                (38)          (100)          (110)         (11)            (11)
  Transfers for contract benefits
     and terminations               (165,896)           (327,200)      (658,936)      (862,964)     (36,386)       (102,672)
                                   ---------------- --------------- -------------- -------------- ------------ ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions   (193,245)           (355,801)      (731,583)      (923,598)     (83,033)        412,832
                                   ---------------- --------------- -------------- -------------- ------------ ---------------
     Net increase (decrease)
       in net assets                (317,925)           (362,492)      (790,548)      (846,404)    (164,102)        400,320
NET ASSETS:
  Beginning of period                564,773             927,265      2,248,806      3,095,210      400,320              --
                                   ---------------- --------------- -------------- -------------- ------------ ---------------
  End of period                    $ 246,848           $ 564,773    $ 1,458,258    $ 2,248,806    $ 236,218       $ 400,320
                                   ================ =============== ============== ============== ============ ===============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                 MIST LORD ABBETT GROWTH AND           MIST MET/AIM CAPITAL
MIST BLACKROCK LARGE CAP CORE                         INCOME                   APPRECIATION    MIST MFS RESEARCH INTERNATIONAL
                   SUBACCOUNT                     SUBACCOUNT                     SUBACCOUNT                         SUBACCOUNT
-------------------------------- ------------------------------ ------------------------------ ----------------------------------
       2008              2007        2008               2007           2008            2007           2008             2007 (A)
-------------- ----------------- --------------- -------------- -------------- --------------- -------------- -------------------
  $ (38,041)        $ (12,967)      $ 306           $ (1,279)      $ 64,669      $ (110,822)     $ (19,148)           $ (1,240)
   (218,828)          259,946       7,963             19,128       (381,818)         16,772       (198,969)              3,782
 (1,877,920)         (139,987)    (71,031)            (9,830)    (3,652,152)        819,214     (1,227,515)              4,470
-------------- ----------------- --------------- -------------- -------------- --------------- -------------- -------------------
 (2,134,789)          106,992     (62,762)             8,019     (3,969,301)        725,164     (1,445,632)              7,012
-------------- ----------------- --------------- -------------- -------------- --------------- -------------- -------------------
      1,415               420          --                 --         12,917          17,669            653                  --
  5,123,746           (58,748)         --             29,276       (327,269)      8,616,925      3,545,686             148,563
       (203)             (114)        (22)                (5)          (546)           (580)           (88)                 (6)
   (778,976)         (798,905)    (72,804)           (61,980)    (1,803,690)     (2,958,100)      (423,531)            (69,010)
-------------- ----------------- --------------- -------------- -------------- --------------- -------------- -------------------
  4,345,982          (857,347)    (72,826)           (32,709)    (2,118,588)      5,675,914      3,122,720              79,547
-------------- ----------------- --------------- -------------- -------------- --------------- -------------- -------------------
  2,211,193          (750,355)   (135,588)           (24,690)    (6,087,889)      6,401,078      1,677,088              86,559
  1,572,688         2,323,043     227,824            252,514     10,743,382       4,342,304         86,559                  --
-------------- ----------------- --------------- -------------- -------------- --------------- -------------- -------------------
$ 3,783,881       $ 1,572,688    $ 92,236          $ 227,824    $ 4,655,493    $ 10,743,382    $ 1,763,647            $ 86,559
============== ================= =============== ============== ============== =============== ============== ===================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                    MIST
                                             OPPENHEIMER
                                                 CAPITAL                                     MIST THIRD AVENUE SMALL CAP
                                            APPRECIATION    MIST PIONEER STRATEGIC INCOME                          VALUE
                                              SUBACCOUNT                       SUBACCOUNT                     SUBACCOUNT
                                            --------------- -------------------------------- ------------------------------
                                                 2008 (B)        2008                2007         2008           2007 (A)
                                            --------------- ---------------- --------------- ---------------- -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                 $ (48,819)    $ 23,072            $ (4,013)    $ (1,197)         $ (2,592)
  Net realized gains (losses)                   (209,844)       2,453               9,294        5,690            (2,288)
  Change in unrealized gains
     (losses) on investments                  (3,045,882)     (62,745)             28,286      (63,975)          (22,421)
                                            --------------- ---------------- --------------- ---------------- -------------
     Net increase (decrease) in net assets
       resulting from operations              (3,304,545)     (37,220)             33,567      (59,482)          (27,301)
                                            --------------- ---------------- --------------- ---------------- -------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                          1,755           --                  --           --                --
  Net transfers (including fixed account)      8,349,321        3,365             (64,916)         (87)          320,531
  Contract charges                                  (360)         (23)                (53)         (14)               (5)
  Transfers for contract benefits
     and terminations                         (1,050,369)    (206,433)           (386,786)     (36,437)          (67,755)
                                            --------------- ---------------- --------------- ---------------- -------------
     Net increase (decrease) in net assets
       resulting from contract transactions    7,300,347     (203,091)           (451,755)     (36,538)          252,771
                                            --------------- ---------------- --------------- ---------------- -------------
     Net increase (decrease) in net assets     3,995,802     (240,311)           (418,188)     (96,020)          225,470
NET ASSETS:
  Beginning of period                                 --      502,570             920,758      225,470                --
                                            --------------- ---------------- --------------- ---------------- -------------
  End of period                              $ 3,995,802    $ 262,259           $ 502,570    $ 129,450         $ 225,470
                                            =============== ================ =============== ================ =============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

     MSF BLACKROCK AGGRESSIVE
                       GROWTH    MSF BLACKROCK BOND INCOME    MSF BLACKROCK MONEY MARKET    MSF CAPITAL GUARDIAN U.S. EQUITY
                   SUBACCOUNT                   SUBACCOUNT                    SUBACCOUNT                          SUBACCOUNT
-------------------------------- ---------------------------- ----------------------------- -----------------------------------
       2008              2007         2008            2007           2008           2007           2008              2007 (A)
------------------ ------------- ------------ --------------- -------------- -------------- -------------- --------------------
  $ (26,531)       $  (44,032)    $ 49,093        $ 45,553       $ 45,266       $ 91,334       $ 15,835           $ (131,644)
     16,413           145,052       17,114          58,252             --             --        437,092               27,182
 (1,026,504)          458,148     (117,853)        (19,120)            --             --     (5,618,834)            (803,678)
------------------ ------------- ------------ --------------- -------------- -------------- -------------- --------------------
 (1,036,622)          559,168      (51,646)         84,685         45,266         91,334     (5,165,907)            (908,140)
------------------ ------------- ------------ --------------- -------------- -------------- -------------- --------------------
      4,930            13,070           --              --             --             --         15,980                6,582
    (56,334)         (102,338)     (39,346)         48,960      1,691,122      2,282,327       (312,550)          19,016,286
       (115)             (237)         (93)           (112)          (354)          (298)          (827)                (527)
   (455,155)       (1,261,275)    (452,040)     (1,287,770)    (2,246,007)    (1,868,397)    (2,414,791)          (3,613,378)
------------------ ------------- ------------ --------------- -------------- -------------- -------------- --------------------
   (506,674)       (1,350,780)    (491,479)     (1,238,922)      (555,239)       413,632     (2,712,188)          15,408,963
------------------ ------------- ------------ --------------- -------------- -------------- -------------- --------------------
 (1,543,296)         (791,612)    (543,125)     (1,154,237)      (509,973)       504,966     (7,878,095)          14,500,823
  2,647,663         3,439,275    1,465,338       2,619,575      2,591,851      2,086,885     14,500,823                   --
------------------ ------------- ------------ --------------- -------------- -------------- -------------- --------------------
$ 1,104,367        $2,647,663    $ 922,213     $ 1,465,338    $ 2,081,878    $ 2,591,851    $ 6,622,728         $ 14,500,823
================== ============= ============ =============== ============== ============== ============== ====================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                                             MSF JENNISON
                                                               MSF FI LARGE CAP      MSF FI VALUE LEADERS          GROWTH
                                                                     SUBACCOUNT                SUBACCOUNT      SUBACCOUNT
                                                     ----------------------------- ------------------------- ---------------
                                                            2008           2007         2008         2007         2008 (B)
                                                     -------------- -------------- ------------ ------------ ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                         $ (36,188)     $ (58,493)     $ 2,139     $ (4,033)          $ (17)
  Net realized gains (losses)                           (156,965)       371,527       (6,224)     111,295              (4)
  Change in unrealized gains
     (losses) on investments                          (1,292,214)      (167,624)    (222,400)     (59,049)           (746)
                                                     -------------- -------------- ------------ ------------ ---------------
     Net increase (decrease) in net assets resulting
       from operations                                (1,485,367)       145,410     (226,485)      48,213            (767)
                                                     -------------- -------------- ------------ ------------ ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                                  3,370          4,758        1,750        2,500              --
  Net transfers (including fixed account)                (72,205)      (197,909)     (26,550)    (167,893)          2,377
  Contract charges                                          (228)          (383)         (31)         (58)             --
  Transfers for contract benefits and terminations      (591,543)    (2,086,495)    (138,545)    (395,867)            (89)
                                                     -------------- -------------- ------------ ------------ ---------------
     Net increase (decrease) in net assets resulting
       from contract transactions                       (660,606)    (2,280,029)    (163,376)    (561,318)          2,288
                                                     -------------- -------------- ------------ ------------ ---------------
  Net increase (decrease) in net assets               (2,145,973)    (2,134,619)    (389,861)    (513,105)          1,521
NET ASSETS:
  Beginning of period                                  3,744,153      5,878,772      673,920    1,187,025              --
                                                     -------------- -------------- ------------ ------------ ---------------
  End of period                                      $ 1,598,180    $ 3,744,153    $ 284,059    $ 673,920         $ 1,521
                                                     ============== ============== ============ ============ ===============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                                  MSF WESTERN
                                                                                                        ASSET
                               MSF T. ROWE PRICE LARGE CAP    MSF WESTERN ASSET MANAGEMENT         MANAGEMENT
       MSF MFS TOTAL RETURN                        GROWTH     STRATEGIC BOND OPPORTUNITIES    U.S. GOVERNMENT
                 SUBACCOUNT                    SUBACCOUNT                       SUBACCOUNT         SUBACCOUNT
------------------------------ ------------------------------ ------------------------------- ------------------
       2008            2007           2008            2007         2008               2007            2008 (B)
-------------- --------------- ------------------ ----------- ------------ ------------------ ------------------
  $ 255,146       $ 164,810      $ (44,657)         $ (575)    $ 14,162           $ 12,203          $ (23,785)
    382,507         987,366       (248,335)          6,125       (2,661)            11,692             (3,893)
 (3,127,363)       (580,345)    (2,497,100)         (2,075)     (83,212)            (5,055)           (16,745)
-------------- --------------- ------------------ ----------- ------------ ------------------ ------------------
 (2,489,710)        571,831     (2,790,092)          3,475      (71,711)            18,840            (44,423)
-------------- --------------- ------------------ ----------- ------------ ------------------ ------------------
      1,058           7,840            653              --           --                 --                800
   (472,989)       (118,871)     7,881,028          51,669       (4,339)           (12,518)         3,316,757
       (598)           (876)          (241)            (14)         (34)               (21)              (145)
 (3,303,704)     (5,189,687)    (1,081,078)        (93,408)    (112,775)          (197,613)          (363,361)
-------------- --------------- ------------------ ----------- ------------ ------------------ ------------------
 (3,776,233)     (5,301,594)     6,800,362         (41,753)    (117,148)          (210,152)         2,954,051
-------------- --------------- ------------------ ----------- ------------ ------------------ ------------------
 (6,265,943)     (4,729,763)     4,010,270         (38,278)    (188,859)          (191,312)         2,909,628
 13,232,101      17,961,864         29,880          68,158      518,473            709,785                 --
-------------- --------------- ------------------ ----------- ------------ ------------------ ------------------
$ 6,966,158    $ 13,232,101    $ 4,040,150        $ 29,880    $ 329,614          $ 518,473        $ 2,909,628
============== =============== ================== =========== ============ ================== ==================

The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                          PIMCO VIT TOTAL RETURN    VAN KAMPEN LIT COMSTOCK
                                                                      SUBACCOUNT                 SUBACCOUNT
                                                          ------------------------- --------------------------
                                                               2008         2007         2008          2007
                                                          ------------ ------------ ------------ -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)                             $ 18,805     $ 37,619      $ 2,042       $ 1,559
  Net realized gains (losses)                                21,628       (3,864)       8,059        45,036
  Change in unrealized gains (losses) on investments        (16,883)      35,700     (110,253)      (56,601)
                                                          ------------ ------------ ------------ -------------
     Net increase (decrease) in net assets resulting from
       operations                                            23,550       69,455     (100,152)      (10,006)
                                                          ------------ ------------ ------------ -------------
CONTRACT TRANSACTIONS:
  Purchase payments received from contract owners                --       22,000           --            --
  Net transfers (including fixed account)                   (53,165)     134,841      (47,246)        3,022
  Contract charges                                              (21)         (28)          (5)          (17)
  Transfers for contract benefits and terminations         (241,885)    (659,352)     (38,099)     (194,158)
                                                          ------------ ------------ ------------ -------------
     Net increase (decrease) in net assets resulting from
       contract transactions                               (295,071)    (502,539)     (85,350)     (191,153)
                                                          ------------ ------------ ------------ -------------
     Net increase (decrease) in net assets                 (271,521)    (433,084)    (185,502)     (201,159)
NET ASSETS:
  Beginning of period                                       794,603    1,227,687      336,646       537,805
                                                          ------------ ------------ ------------ -------------
  End of period                                           $ 523,082    $ 794,603    $ 151,144     $ 336,646
                                                          ============ ============ ============ =============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Metropolitan Life Variable Annuity Separate Account I (the "Separate Account"), a separate account of Metropolitan Life Insurance Company (the "Company"), was established by the Board of Directors of First Citicorp Life Insurance Company ("FCLIC") on July 6, 1994 to support operations of FCLIC with respect to certain variable annuity contracts (the "Contracts"). On October 6, 2006, FCLIC merged into the Company and the Separate Account became a separate account of the Company. The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the New York Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

AIM Variable Insurance Funds ("AIM V.I.")
AllianceBernstein Variable Products Series Fund, Inc.
("AllianceBernstein")
Fidelity Variable Insurance Products ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust
("FTVIPT")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")

MFS Variable Insurance Trust ("MFS VIT")
Met Investors Series Trust ("MIST")*
Metropolitan Series Fund, Inc. ("MSF")*
PIMCO Variable Insurance Trust ("PIMCO VIT")
Van Kampen Life Investment Trust ("Van Kampen LIT")

* See Note 3 for discussion of additional information on related party transactions.

The assets of each of the Subaccounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments, less applicable charges, applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2008.

AIM V.I. Basic Balanced Subaccount
AIM V.I. International Growth Subaccount
AllianceBernstein Global Technology Subaccount
Fidelity VIP Contrafund Subaccount**
Fidelity VIP Dynamic Capital Appreciation Subaccount
Fidelity VIP Equity-Income Subaccount
Fidelity VIP High Income Subaccount
Fidelity VIP Index 500 Subaccount
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount
FTVIPT Templeton Foreign Securities Subaccount
LMPVET Aggressive Growth Subaccount
LMPVET Appreciation Subaccount
LMPVET Capital and Income Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount
LMPVET Fundamental Value Subaccount
LMPVET International All Cap Opportunity Subaccount
LMPVET Investors Subaccount
LMPVET Large Cap Growth Subaccount
LMPVET Mid Cap Core Subaccount

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

LMPVET Small Cap Growth Subaccount
LMPVIT Global High Yield Bond Subaccount
MFS VIT Research Bond Subaccount
MIST BlackRock High Yield Subaccount
MIST BlackRock Large Cap Core Subaccount**
MIST Lord Abbett Growth and Income Subaccount
MIST Met/AIM Capital Appreciation Subaccount
MIST MFS Research International Subaccount
MIST Oppenheimer Capital Appreciation Subaccount (a)
MIST Pioneer Strategic Income Subaccount
MIST Third Avenue Small Cap Value Subaccount
MIST Van Kampen Mid Cap Growth Subaccount*
MSF BlackRock Aggressive Growth Subaccount
MSF BlackRock Bond Income Subaccount
MSF BlackRock Money Market Subaccount
MSF Capital Guardian U.S. Equity Subaccount
MSF FI Large Cap Subaccount
MSF FI Value Leaders Subaccount
MSF Jennison Growth Subaccount (a)
MSF MFS Total Return Subaccount**
MSF T. Rowe Price Large Cap Growth Subaccount
MSF Western Asset Management Strategic Bond Opportunities Subaccount MSF Western Asset Management U.S. Government Subaccount (a)
PIMCO VIT Total Return Subaccount
Van Kampen LIT Comstock Subaccount

* This Subaccount had no net assets as of December 31, 2008.

** This Subaccount invests in two or more share classes within the underlying portfolio, series or fund of the Trusts that may assess 12b-1 fees.

(a) This Subaccount began operations during the year ended December 31, 2008.


The following Subaccounts ceased operations during the year ended December 31, 2008:

AIM V.I. Government Securities Subaccount
Fidelity VIP Growth Subaccount
Fidelity VIP Overseas Subaccount
LMPVIT Government Subaccount

MFS VIT Emerging Growth Subaccount
MFS VIT Research Subaccount
Putnam VT Discovery Growth Subaccount
Van Kampen LIT Strategic Growth Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2008:

SUBSTITUTIONS:

OLD NAME

AIM V.I. Government Securities Fund
Fidelity VIP Growth Portfolio
Fidelity VIP Overseas Portfolio
Legg Mason Partners Variable Government Portfolio
MFS VIT Emerging Growth Series
MFS VIT Research Series
Putnam VT Discovery Growth Fund
Van Kampen LIT Strategic Growth Portfolio

NEW NAME

Western Asset Management U.S. Government Portfolio
Oppenheimer Capital Appreciation Portfolio
MFS Research International Portfolio
Western Asset Management U.S. Government Portfolio
T. Rowe Price Large Cap Growth Portfolio
BlackRock Large Cap Core Portfolio
Van Kampen Mid Cap Growth Portfolio
Jennison Growth Portfolio

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONCLUDED)

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable to variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Subaccounts' investment in shares of the portfolio, series or fund of the Trusts is valued at fair value based on the closing net asset value or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Subaccounts.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Subaccounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of Subaccounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Subaccounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

CHANGE IN BASIS OF PRESENTATION
In prior year financial statements, the Separate Account presented certain classes of shares of the same portfolio, series or fund as separate and distinct Subaccounts. In the current year financial statements and related footnotes, the Subaccounts with multiple share classes have been combined and reported as one Subaccount. Combining these Subaccounts had no effect on the net assets of the Subaccount or the unit values of the Contracts.

The presentation for the statements of changes in net assets for the prior year has been conformed to the current year's presentation as follows:

The financial statement line items "Transfers from other funding options" and "Transfers to other funding options" were presented as separate financial statement line items in the prior year. In the current year, these financial statement line items have been combined and are presented as one financial statement line item "Net transfers" for all years presented.

In prior year statements of changes in net assets, the Separate Account reported miscellaneous gains and losses separately within each financial statement line item presented. Miscellaneous gains and losses are now included in one financial statement line item "Transfers for contract benefits and terminations" for all years presented.

In prior year statements of changes in net assets, the Separate Account reported "Contract surrenders" as a financial statement line item. "Contract surrenders" are now included in "Transfers for contract benefits and terminations" for all years presented.

In prior year statements of changes in net assets, the Separate Account reported "Other receipts (payments)" as a financial statement line item. The "Other receipts (payments)" line item contained administrative charges and death claims. The administrative charges and death claims are now included in "Contract charges" and "Transfers for contract benefits and terminations", respectively, for all years presented.

These changes had no effect on the net assets of the Subaccounts or unit values of the Contracts.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets.
Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

Effective January 1, 2008, the Separate Account adopted SFAS 157 and applied the provisions of the statement prospectively to assets measured at fair value. The adoption of SFAS 157 had no impact on the fair value of items measured at fair value. Each Subaccount invests in shares of open-end mutual funds which calculate a daily net asset value based on the value of the underlying securities in its portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily net asset values as reported by the Trusts at the close of each business day. On that basis, the fair value measurements of all shares held by the Separate Account are reported as Level 1.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS -- (CONTINUED)
Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. The adoption of FIN 48 had no impact on the financial statements of each of the Subaccounts.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS -- AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN NO. 51 ("SFAS 160"). SFAS 160 defines and establishes accounting and reporting standards for noncontrolling interests in a subsidiary. The pronouncement is effective for fiscal years beginning on or after December 15, 2008. The Separate Account believes the adoption of SFAS 160 will have no material impact on the financial statements of each of the Subaccounts.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable
Subaccounts: MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution of each contract and the Separate Account.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2008:

Mortality and Expense Risk       0.84% - 1.25%
Administrative                           0.15%


The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $30 is assessed on an annual basis for Contracts with a value of less than $25,000 or if less than $2,500 has been added ($2,000 for Qualified Contracts) to the contract in the last 12 months. In addition, most Contracts impose a surrender charge which ranges from 0% to 7% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Subaccounts.

Certain investments in the various portfolios, series, or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS

                                                                                       FOR THE YEAR ENDED
                                                     AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                     ----------------------- ----------------------------
                                                                                   COST OF       PROCEEDS
                                                        SHARES      COST ($) PURCHASES ($) FROM SALES ($)
                                                     --------- ------------- ------------- --------------
AIM V.I. Basic Balanced Subaccount                         369         4,108           164          4,881
AIM V.I. International Growth Subaccount               137,452     2,910,099       147,183      1,322,259
AllianceBernstein Global Technology Subaccount          26,026       758,504         1,888        135,237
Fidelity VIP Contrafund Subaccount                     504,912    12,697,477       725,151      3,889,400
Fidelity VIP Dynamic Capital Appreciation Subaccount       696         5,714         2,051         12,815
Fidelity VIP Equity-Income Subaccount                  445,154    10,536,628       265,195      2,632,223
Fidelity VIP High Income Subaccount                    363,356     2,792,560       217,411        713,873
Fidelity VIP Index 500 Subaccount                       97,626    12,840,602       569,089      3,973,687
FTVIPT Franklin Small-Mid Cap Growth
  Securities Subaccount                                 45,747     1,037,173       122,313        165,223
FTVIPT Templeton Foreign Securities Subaccount         117,471     2,006,950       265,811        632,772
LMPVET Aggressive Growth Subaccount                    161,094     2,175,108        16,330      1,437,185
LMPVET Appreciation Subaccount                         158,094     3,659,502       238,065      1,638,327
LMPVET Capital and Income Subaccount                    54,464       775,943        24,473        334,194
LMPVET Dividend Strategy Subaccount                     60,883       681,967        19,991        118,955
LMPVET Equity Index Subaccount                          42,190     1,373,317        52,036        526,919
LMPVET Fundamental Value Subaccount                    172,501     4,019,006        62,619      1,643,668
LMPVET International All Cap Opportunity Subaccount      1,905        21,114           280         49,122
LMPVET Investors Subaccount                            153,160     1,990,970        98,821        735,814
LMPVET Large Cap Growth Subaccount                         357         4,876            98         20,916
LMPVET Mid Cap Core Subaccount                          14,902       188,348         1,693        137,720
LMPVET Small Cap Growth Subaccount                      81,723     1,281,564        40,945        304,880
LMPVIT Global High Yield Bond Subaccount                46,585       405,231        39,002        201,573
MFS VIT Research Bond Subaccount                       132,577     1,505,575        73,993        770,913
MIST BlackRock High Yield Subaccount                    40,668       338,544        26,847         88,971
MIST BlackRock Large Cap Core Subaccount               568,206     5,646,295     5,914,633      1,551,393
MIST Lord Abbett Growth and Income Subaccount            5,652       152,796        17,864         74,748
MIST Met/AIM Capital Appreciation Subaccount           683,646     8,029,245       164,427      2,219,239
MIST MFS Research International Subaccount             238,066     2,986,772     3,680,358        569,080
MIST Oppenheimer Capital Appreciation Subaccount (a) 1,016,752     7,041,717     8,471,684      1,220,124
MIST Pioneer Strategic Income Subaccount                31,377       297,691        35,627        215,646
MIST Third Avenue Small Cap Value Subaccount            12,637       215,927        14,410         39,932
MSF BlackRock Aggressive Growth Subaccount              71,023     1,717,472         1,904        535,375
MSF BlackRock Bond Income Subaccount                     8,997       934,494        72,838        515,383
MSF BlackRock Money Market Subaccount                   20,821     2,082,055     1,877,505      2,387,548
MSF Capital Guardian U.S. Equity Subaccount          1,023,620    13,045,334     1,692,371      2,852,074
MSF FI Large Cap Subaccount                            197,554     2,914,199         1,493        698,688
MSF FI Value Leaders Subaccount                          2,673       522,944        64,820        176,016
MSF Jennison Growth Subaccount (a)                         196         2,272         2,381            105
MSF MFS Total Return Subaccount                         64,852     9,322,971     1,396,465      4,105,849
MSF T. Rowe Price Large Cap Growth Subaccount          446,448     6,534,471     8,039,434      1,281,981
MSF Western Asset Management Strategic Bond
  Opportunities Subaccount                              31,917       381,949        44,369        144,540
MSF Western Asset Management U.S. Government
  Subaccount (a)                                       244,109     2,926,529     3,351,338        420,915
PIMCO VIT Total Return Subaccount                       50,741       520,453        70,390        336,809
Van Kampen LIT Comstock Subaccount                      18,393       225,550        24,140         94,694

(a) For the period April 28, 2008 to December 31, 2008.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS

The following is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portolio, series, or fund for each of the five years in the period ended December 31, 2008:

                                             AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                  ---------- ----------------- ---------- ---------------------------------------------
                                                                                         EXPENSE(3)         TOTAL(4)
                                                 UNIT VALUE(1)            INVESTMENT(2)       RATIO           RETURN
                                                     LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                       UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                  ---------- ----------------- ---------- ------------- ----------- -------------------
AIM V.I. Basic Balanced      2008      3,949             0.634      2,507          1.90        1.40           (39.21)
  Subaccount                 2007     11,105             1.043     11,588          1.93        1.40             0.77
                             2006     17,042             1.035     17,641          1.97        1.40             9.06
                             2005     17,060             0.949     16,200          1.49        1.40             3.83
                             2004     14,658             0.914     13,406          1.45        1.40             6.03
AIM V.I. International       2008  2,044,693     1.259 - 1.320  2,678,865          0.48 0.99 - 1.40 (41.20) - (40.94)
  Growth Subaccount          2007  2,717,869     2.141 - 2.235  6,024,156          0.38 0.99 - 1.40    13.10 - 13.57
                             2006  3,413,422     1.893 - 1.968  6,665,427          0.93 0.99 - 1.40    26.45 - 26.97
                             2005  4,894,977     1.497 - 1.550  7,538,352          0.63 0.99 - 1.40    16.32 - 16.72
                             2004  6,038,298     1.287 - 1.328  7,967,000          0.59 0.99 - 1.40    22.22 - 22.85
AllianceBernstein Global     2008  1,031,534             0.269    277,634            --        1.40           (48.27)
  Technology Subaccount      2007  1,337,393             0.520    694,896            --        1.40            18.18
                             2006  2,080,344             0.440    914,248            --        1.40             7.06
                             2005  2,420,708             0.411    995,129            --        1.40             2.24
                             2004  2,929,209             0.402  1,178,223            --        1.40             3.61
Fidelity VIP Contrafund      2008  5,080,956     0.853 - 1.702  7,757,095          0.88 0.99 - 1.40 (43.51) - (43.10)
  Subaccount                 2007  6,731,273     1.510 - 2.991 17,911,713          0.79 0.99 - 1.40    15.62 - 16.43
                             2006  9,784,067     1.306 - 2.569 22,025,609          1.22 0.99 - 1.40     9.93 - 10.64
                             2005 11,412,738     1.188 - 2.322 24,054,255          0.29 0.99 - 1.40    15.00 - 15.75
                             2004 13,305,387     1.033 - 2.006 24,864,350          0.36 0.99 - 1.40    13.52 - 14.37
Fidelity VIP Dynamic Capital 2008      4,570             0.788      3,603          0.19        1.40           (42.14)
  Appreciation Subaccount    2007     15,890             1.362     21,653          0.05        1.40             5.17
                             2006     50,260             1.295     65,067          0.30        1.40            12.22
                             2005     30,088             1.154     34,706            --        1.40            19.09
                             2004     20,062             0.969     19,446            --        1.40            (0.21)
Fidelity VIP Equity-Income   2008  4,958,793     1.137 - 1.192  5,867,042          2.28 0.99 - 1.40 (43.46) - (43.21)
  Subaccount                 2007  6,442,262     2.011 - 2.099 13,432,510          1.63 0.99 - 1.40      0.15 - 0.53
                             2006  8,087,252     2.008 - 2.088 16,760,128          3.28 0.99 - 1.40    18.54 - 18.97
                             2005 10,363,205     1.694 - 1.755 18,049,960          1.74 0.99 - 1.40      4.37 - 4.84
                             2004 13,041,454     1.623 - 1.674 21,684,809          1.66 0.99 - 1.40     9.96 - 10.42
Fidelity VIP High Income     2008  1,577,210     0.881 - 0.917  1,438,834          7.88 0.99 - 1.40 (26.03) - (25.75)
  Subaccount                 2007  2,134,873     1.191 - 1.235  2,621,443          7.14 0.99 - 1.40      1.36 - 1.73
                             2006  2,874,680     1.175 - 1.214  3,464,337          6.96 0.99 - 1.40     9.71 - 10.16
                             2005  3,687,443     1.071 - 1.102  4,041,220         14.91 0.99 - 1.40      1.32 - 1.75
                             2004  4,878,340     1.057 - 1.083  5,260,161          9.25 0.99 - 1.40      8.08 - 8.52
Fidelity VIP Index 500       2008  8,079,439     1.159 - 1.215  9,683,538          2.00 0.99 - 1.40 (37.86) - (37.60)
  Subaccount                 2007 10,317,378     1.865 - 1.947 19,857,265          3.52 0.99 - 1.40      3.96 - 4.40
                             2006 13,048,808     1.794 - 1.865 24,055,852          1.84 0.99 - 1.40    14.12 - 14.56
                             2005 16,896,532     1.572 - 1.628 27,223,905          1.93 0.99 - 1.40      3.35 - 3.83
                             2004 22,378,079     1.521 - 1.568 34,767,405          1.45 0.99 - 1.40      9.11 - 9.50

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                              AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                    --------- ----------------- ---------- ---------------------------------------------
                                                                                          EXPENSE(3)         TOTAL(4)
                                                  UNIT VALUE(1)            INVESTMENT(2)       RATIO           RETURN
                                                      LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                        UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                    --------- ----------------- ---------- ------------- ----------- -------------------
FTVIPT Franklin Small-Mid Cap  2008   674,727             0.797    537,461            --        1.40           (43.27)
  Growth Securities Subaccount 2007   803,776             1.405  1,129,240            --        1.40             9.68
                               2006 1,189,291             1.281  1,523,124            --        1.40             7.20
                               2005 1,376,644             1.195  1,644,891            --        1.40             3.37
                               2004 1,678,015             1.156  1,941,814            --        1.40             9.89
FTVIPT Templeton Foreign       2008 1,287,147             0.982  1,263,966          2.35        1.40           (41.20)
  Securities Subaccount        2007 1,679,789             1.670  2,806,367          1.99        1.40            13.84
                               2006 2,928,212             1.467  4,296,185          1.27        1.40            19.76
                               2005 3,336,657             1.225  4,087,648          1.18        1.40             8.60
                               2004 3,463,450             1.128  3,909,051          1.07        1.40            16.89
LMPVET Aggressive Growth       2008 2,221,130     0.692 - 0.714  1,565,750            -- 0.99 - 1.40 (41.21) - (40.99)
  Subaccount                   2007 3,597,854     1.177 - 1.342  4,309,745          0.01 0.99 - 1.40      0.09 - 6.51
                               2006 5,538,423     1.176 - 1.260  6,660,008            -- 0.99 - 1.40      5.88 - 7.69
                               2005 6,922,039     1.096 - 1.190  7,764,756          0.13 0.99 - 1.40    10.04 - 10.58
                               2004 8,383,038     0.996 - 1.135  8,583,148            -- 0.99 - 1.40      1.43 - 8.83
LMPVET Appreciation            2008 2,945,164     0.924 - 0.954  2,788,659          1.10 0.99 - 1.40 (30.26) - (30.01)
  Subaccount                   2007 4,284,688     1.325 - 1.363  5,798,012          1.00 0.99 - 1.40      6.85 - 7.41
                               2006 5,091,070     1.240 - 1.269  6,431,347          1.02 0.99 - 1.40    13.24 - 13.61
                               2005 6,583,677     1.095 - 1.117  7,318,567          0.79 0.99 - 1.40      2.82 - 3.33
                               2004 8,099,964     1.065 - 1.081  8,733,096          1.04 0.99 - 1.40      7.36 - 7.67
LMPVET Capital and Income      2008   496,284             0.855    424,203          0.87        1.40           (35.91)
  Subaccount                   2007   766,448             1.334  1,022,454          1.07        1.40             0.15
  (Commenced 4/30/2007)
LMPVET Dividend Strategy       2008   613,088             0.714    437,683          2.78        1.40           (29.59)
  Subaccount                   2007   730,825             1.014    740,889          1.64        1.40             4.97
                               2006 1,169,599             0.966  1,129,514          1.87        1.40            16.39
                               2005 1,555,928             0.830  1,291,969          1.73        1.40            (1.66)
                               2004 2,050,824             0.844  1,730,296          0.92        1.40             1.93
LMPVET Equity Index            2008   390,008             2.149    838,291          1.70        1.40           (38.39)
  Subaccount                   2007   555,056             3.488  1,935,865          1.23        1.40             3.47
                               2006   952,201             3.371  3,209,698          1.25        1.40            13.54
                               2005 1,169,132             2.969  3,471,005          1.14        1.40             2.77
                               2004 1,512,016             2.889  4,367,021          1.31        1.40             8.73
LMPVET Fundamental Value       2008 2,968,103             0.780  2,314,940          1.48        1.40           (37.45)
  Subaccount                   2007 4,414,326             1.247  5,505,339          1.36        1.40            (0.16)
                               2006   699,993             1.249    874,256          1.50        1.40            15.22
                               2005   792,624             1.084    859,481          0.99        1.40             3.34
                               2004   793,655             1.049    832,899          0.73        1.40             6.71
LMPVET International All Cap   2008    13,792             0.676      9,327          0.90        1.40           (44.22)
  Opportunity Subaccount       2007    56,938             1.212     68,991          1.01        1.40             4.94
                               2006    57,573             1.155     66,524          2.21        1.40            24.06
                               2005    55,292             0.931     51,476          1.60        1.40            10.18
                               2004    39,465             0.845     33,351          1.00        1.40            16.23

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                           AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                 --------- ----------------- ---------- ---------------------------------------------
                                                                                       EXPENSE(3)         TOTAL(4)
                                               UNIT VALUE(1)            INVESTMENT(2)       RATIO           RETURN
                                                   LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                     UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                 --------- ----------------- ---------- ------------- ----------- -------------------
LMPVET Investors Subaccount 2008 1,664,719             0.935  1,556,093          1.19        1.40           (36.52)
                            2007 2,218,488             1.473  3,267,305          0.93        1.40             2.51
                            2006 4,001,316             1.437  5,751,279          1.41        1.40            16.55
                            2005 5,430,497             1.233  6,693,079          1.12        1.40             5.12
                            2004 6,400,192             1.173  7,509,198          1.45        1.40             8.81
LMPVET Large Cap Growth     2008     5,445             0.677      3,689          0.16        1.40           (38.17)
  Subaccount                2007    25,811             1.095     28,270          0.01        1.40             3.79
                            2006   168,945             1.055    178,175          0.16        1.40             3.13
                            2005   192,079             1.023    196,402          0.13        1.40             3.75
                            2004   156,206             0.986    153,942          0.38        1.40            (1.00)
LMPVET Mid Cap Core         2008   139,014             0.856    119,020          0.18        1.40           (36.17)
  Subaccount                2007   249,579             1.341    334,826          0.33        1.40             5.59
                            2006   368,878             1.270    468,359          0.57        1.40            13.29
                            2005   370,002             1.121    414,942          0.68        1.40             6.76
                            2004   310,848             1.050    326,401            --        1.40             8.92
LMPVET Small Cap            2008   639,510     1.076 - 1.128    706,768            -- 0.99 - 1.40 (41.55) - (41.31)
  Growth Subaccount         2007   815,063     1.841 - 1.922  1,539,153            -- 0.99 - 1.40      1.41 - 1.69
  (Commenced 4/30/2007)
LMPVIT Global High Yield    2008   220,776             1.118    246,848          9.25        1.40           (31.79)
  Bond Subaccount           2007   344,557             1.639    564,773          5.44        1.40            (1.44)
                            2006   557,472             1.663    927,265          4.76        1.40             9.05
                            2005   781,828             1.525  1,192,086          5.54        1.40             2.42
                            2004   949,597             1.489  1,414,327          6.40        1.40             9.49
MFS VIT Research Bond       2008   896,722     1.571 - 1.637  1,458,258          3.04 0.99 - 1.40   (3.74) - (3.31)
  Subaccount                2007 1,341,839     1.632 - 1.693  2,248,806          3.78 0.99 - 1.40      2.71 - 3.17
                            2006 1,907,192     1.589 - 1.641  3,095,210          4.27 0.99 - 1.40      2.65 - 3.01
                            2005 2,682,911     1.548 - 1.593  4,238,903          5.48 0.99 - 1.40      0.06 - 0.50
                            2004 3,699,945     1.547 - 1.585  5,825,564          6.37 0.99 - 1.40      4.60 - 5.04
MIST BlackRock High Yield   2008   191,267             1.235    236,218          7.87        1.29           (25.20)
  Subaccount                2007   242,537             1.651    400,320            --        1.29            (2.48)
  (Commenced 4/30/2007)
MIST BlackRock Large Cap    2008 5,099,405     0.699 - 0.755  3,783,881          0.18 0.99 - 1.40 (38.20) - (32.53)
  Core Subaccount           2007 1,390,516     1.130 - 1.131  1,572,688          0.75        1.40      0.09 - 4.92
  (Commenced 5/1/2006)      2006 2,156,304             1.077  2,323,043            --        1.40             6.00
MIST Lord Abbett Growth     2008   133,338             0.692     92,236          1.63        1.40           (37.21)
  and Income Subaccount     2007   206,772             1.102    227,824          0.91        1.40             2.32
  (Commenced 5/1/2006)      2006   234,409             1.077    252,514            --        1.40             7.59
MIST Met/AIM Capital        2008 7,377,293     0.617 - 0.656  4,655,493          2.04 0.99 - 1.40 (43.50) - (43.17)
  Appreciation Subaccount   2007 9,647,802     1.091 - 1.161 10,743,382          0.04 0.99 - 1.40     3.31 - 10.36
  (Commenced 5/1/2006)      2006 4,128,978             1.052  4,342,304          0.17        1.40            (1.03)
MIST MFS Research           2008 1,495,653     0.914 - 1.195  1,763,647          0.07 0.99 - 1.40 (44.87) - (43.16)
  International Subaccount  2007    53,844             1.608     86,559            --        1.40             4.62
  (Commenced 4/30/2007)

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                            AS OF DECEMBER 31                        FOR THE YEAR ENDED DECEMBER 31
                                 ---------- ----------------- ---------- ---------------------------------------------
                                                                                        EXPENSE(3)         TOTAL(4)
                                                UNIT VALUE(1)            INVESTMENT(2)       RATIO           RETURN
                                                    LOWEST TO        NET        INCOME   LOWEST TO        LOWEST TO
                                      UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)      HIGHEST (%)
                                 ---------- ----------------- ---------- ------------- ----------- -------------------
MIST Oppenheimer Capital
  Appreciation Subaccount
  (Commenced 4/28/2008)     2008  6,979,757     0.561 - 0.579  3,995,802            -- 0.99 - 1.40 (43.91) - (43.75)
MIST Pioneer Strategic      2008    192,970             1.359    262,259          7.57        1.40           (11.98)
  Income Subaccount         2007    325,464             1.544    502,570          0.80        1.40             5.18
  (Commenced 5/1/2006)      2006    627,082             1.468    920,758          4.26        1.40             3.67
MIST Third Avenue Small Cap 2008     97,643             1.326    129,450          0.74        1.40           (30.79)
  Value Subaccount          2007    117,692             1.916    225,470            --        1.40            (9.92)
  (Commenced 4/30/2007)
MSF BlackRock Aggressive    2008  1,690,075             0.653  1,104,367            --        1.40           (46.52)
  Growth Subaccount         2007  2,167,591             1.221  2,647,663            --        1.40            18.66
  (Commenced 5/1/2006)      2006  3,343,651             1.029  3,439,275            --        1.40            (2.19)
MSF BlackRock Bond          2008    710,975             1.297    922,213          5.66        1.40            (4.77)
  Income Subaccount         2007  1,075,741             1.362  1,465,338          3.62        1.40             4.77
  (Commenced 5/1/2006)      2006  2,015,758             1.300  2,619,575            --        1.40             4.08
MSF BlackRock Money         2008  1,856,844     1.076 - 1.193  2,081,878          2.87 0.99 - 1.40      1.36 - 1.87
  Market Subaccount         2007  2,369,424     1.061 - 1.177  2,591,851          4.94 0.99 - 1.40      3.61 - 3.99
  (Commenced 5/1/2006)      2006  1,953,710     1.024 - 1.136  2,086,885          3.29 0.99 - 1.40      2.40 - 2.70
MSF Capital Guardian        2008  6,709,286     0.641 - 1.027  6,622,728          1.27 0.99 - 1.40 (41.07) - (40.84)
  U.S. Equity Subaccount    2007  8,709,074     1.087 - 1.736 14,500,823            -- 0.99 - 1.40   (6.21) - (5.91)
  (Commenced 4/30/2007)
MSF FI Large Cap Subaccount 2008  3,084,392             0.518  1,598,180            --        1.40           (45.59)
  (Commenced 5/1/2006)      2007  3,931,761             0.952  3,744,153          0.17        1.40             2.48
                            2006  6,327,662             0.929  5,878,772            --        1.40             1.53
MSF FI Value Leaders        2008    346,736             0.819    284,059          1.87        1.40           (39.87)
  Subaccount                2007    494,728             1.362    673,920          0.98        1.40             2.64
  (Commenced 5/1/2006)      2006    894,443             1.327  1,187,025            --        1.40             2.71
MSF Jennison Growth
  Subaccount
  (Commenced 4/28/2008)     2008      2,695             0.564      1,521            --        1.40           (33.68)
MSF MFS Total Return        2008  7,534,789     0.849 - 1.167  6,966,158          3.72 0.98 - 1.40 (23.37) - (22.89)
  Subaccount                2007 10,982,950     1.106 - 1.523 13,232,101          2.24 0.98 - 1.40      2.77 - 3.34
  (Commenced 5/1/2006)      2006 15,092,487     1.075 - 1.482 17,961,864            -- 0.99 - 1.40      7.00 - 7.48
MSF T. Rowe Price Large Cap 2008  3,735,524     0.659 - 1.093  4,040,150            -- 0.99 - 1.40 (42.80) - (41.27)
  Growth Subaccount         2007     25,938             1.152     29,880          0.27        1.40             7.66
  (Commenced 5/1/2006)      2006     63,690             1.070     68,158            --        1.40             7.21
MSF Western Asset           2008    363,219     0.899 - 0.909    329,614          4.29 0.99 - 1.40 (16.14) - (15.83)
  Management Strategic Bond 2007    480,588     1.072 - 1.080    518,473          2.85 0.99 - 1.40      2.58 - 3.05
  Opportunities Subaccount  2006    677,290     1.045 - 1.048    709,785            -- 0.99 - 1.40      4.29 - 4.59
  (Commenced 5/1/2006)

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                            AS OF DECEMBER 31                      FOR THE YEAR ENDED DECEMBER 31
                                  --------- ----------------- ---------- -------------------------------------------
                                                                                        EXPENSE(3)       TOTAL(4)
                                                UNIT VALUE(1)            INVESTMENT(2)       RATIO         RETURN
                                                    LOWEST TO        NET        INCOME   LOWEST TO      LOWEST TO
                                      UNITS       HIGHEST ($) ASSETS ($)     RATIO (%) HIGHEST (%)    HIGHEST (%)
                                  --------- ----------------- ---------- ------------- ----------- -----------------
MSF Western Asset Management
  U.S. Government Subaccount
  (Commenced 4/28/2008)      2008 1,992,933     1.235 - 1.524  2,909,628            -- 0.99 - 1.40 (1.60) - (1.33)
PIMCO VIT Total Return       2008   375,427             1.393    523,082          4.48        1.40           3.34
  Subaccount                 2007   589,245             1.348    794,603          4.80        1.40           7.24
                             2006   976,252             1.257  1,227,687          4.40        1.40           2.36
                             2005 1,368,415             1.228  1,680,539          3.39        1.40           0.99
                             2004 1,417,386             1.216  1,723,043          1.89        1.40           3.49
Van Kampen LIT Comstock      2008   192,965             0.783    151,144          2.32        1.40         (36.70)
  Subaccount                 2007   272,059             1.237    336,646          1.75        1.40          (3.74)
                             2006   418,611             1.285    537,805          1.24        1.40          14.43
                             2005   374,371             1.123    420,301          0.81        1.40           2.65
                             2004   266,224             1.094    291,137          0.78        1.40          15.89

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent annualized contract expenses of the applicable Subaccounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Subaccount.

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. SCHEDULES OF UNITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                           ALLIANCEBERNSTEIN GLOBAL
                               AIM V.I. BASIC BALANCED    AIM V.I. INTERNATIONAL GROWTH                  TECHNOLOGY
                                            SUBACCOUNT                       SUBACCOUNT                  SUBACCOUNT
                               -------------------------- -------------------------------- ---------------------------
                                 2008             2007         2008                2007         2008           2007
                               --------- ---------------- ------------ ------------------- ------------ --------------
Units beginning of year        11,105           17,042    2,717,869           3,413,422    1,337,393      2,080,344
Units issued and transferred
  from other funding options       --           37,482       39,336              99,707        4,575          5,770
Units redeemed and transferred
  to other funding options     (7,156)         (43,419)    (712,512)           (795,260)    (310,434)      (748,721)
                               --------- ---------------- ------------ ------------------- ------------ --------------
Units end of year               3,949           11,105    2,044,693           2,717,869    1,031,534      1,337,393
                               ========= ================ ============ =================== ============ ==============

                                                                                       FTVIPT FRANKLIN SMALL-MID
                               FIDELITY VIP HIGH INCOME      FIDELITY VIP INDEX 500        CAP GROWTH SECURITIES
                                             SUBACCOUNT                  SUBACCOUNT                   SUBACCOUNT
                               --------------------------- --------------------------- ----------------------------
                                    2008           2007          2008          2007        2008             2007
                               ------------ -------------- ------------- ------------- ----------- ----------------
Units beginning of year        2,134,873      2,874,680    10,317,378    13,048,808     803,776        1,189,291
Units issued and transferred
  from other funding options      37,978         35,526        90,181        75,162      16,181            7,164
Units redeemed and transferred
  to other funding options      (595,641)      (775,333)   (2,328,120)   (2,806,592)   (145,230)        (392,679)
                               ------------ -------------- ------------- ------------- ----------- ----------------
Units end of year              1,577,210      2,134,873     8,079,439    10,317,378     674,727          803,776
                               ============ ============== ============= ============= =========== ================

                               LMPVET CAPITAL AND INCOME    LMPVET DIVIDEND STRATEGY     LMPVET EQUITY INDEX
                                              SUBACCOUNT                  SUBACCOUNT              SUBACCOUNT
                               ---------------------------- --------------------------- -----------------------
                                   2008          2007 (A)       2008            2007        2008        2007
                               ----------- ---------------- ----------- --------------- ----------- -----------
Units beginning of year         766,448               --     730,825       1,169,599     555,056     952,201
Units issued and transferred
  from other funding options      4,802        1,205,185       4,528           3,915         693       2,020
Units redeemed and transferred
  to other funding options     (274,966)        (438,737)   (122,265)       (442,689)   (165,741)   (399,165)
                               ----------- ---------------- ----------- --------------- ----------- -----------
Units end of year               496,284          766,448     613,088         730,825     390,008     555,056
                               =========== ================ =========== =============== =========== ===========

                               LMPVET LARGE CAP GROWTH     LMPVET MID CAP CORE    LMPVET SMALL CAP GROWTH
                                            SUBACCOUNT              SUBACCOUNT                 SUBACCOUNT
                               -------------------------- ----------------------- --------------------------
                                  2008            2007        2008        2007        2008        2007 (A)
                               ---------- --------------- ----------- ----------- ----------- --------------
Units beginning of year         25,811         168,945     249,579     368,878     815,063             --
Units issued and transferred
  from other funding options        --           2,754       1,105      14,054       1,179      1,046,224
Units redeemed and transferred
  to other funding options     (20,366)       (145,888)   (111,670)   (133,353)   (176,732)      (231,161)
                               ---------- --------------- ----------- ----------- ----------- --------------
Units end of year                5,445          25,811     139,014     249,579     639,510        815,063
                               ========== =============== =========== =========== =========== ==============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

                            FIDELITY VIP DYNAMIC CAPITAL
 FIDELITY VIP CONTRAFUND                    APPRECIATION    FIDELITY VIP EQUITY-INCOME
              SUBACCOUNT                      SUBACCOUNT                    SUBACCOUNT
--------------------------- ------------------------------- -----------------------------
      2008          2007       2008                 2007          2008            2007
------------- ------------- ---------- -------------------- ------------- ---------------
 6,731,273     9,784,067     15,890               50,260     6,442,262       8,087,252
   100,052       159,505      1,534                1,352        15,609         106,770
(1,750,369)   (3,212,299)   (12,854)             (35,722)   (1,499,078)     (1,751,760)
------------- ------------- ---------- -------------------- ------------- ---------------
 5,080,956     6,731,273      4,570               15,890     4,958,793       6,442,262
============= ============= ========== ==================== ============= ===============

                      FTVIPT
TEMPLETON FOREIGN SECURITIES    LMPVET AGGRESSIVE GROWTH         LMPVET APPRECIATION
                  SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
------------------------------- --------------------------- ---------------------------
     2008               2007          2008          2007          2008          2007
------------ ------------------ ------------- ------------- ------------- -------------
1,679,789          2,928,212     3,597,854     5,538,423     4,284,688     5,091,070
   33,771            114,500        45,366       737,683        14,067       553,295
 (426,413)        (1,362,923)   (1,422,090)   (2,678,252)   (1,353,591)   (1,359,677)
------------ ------------------ ------------- ------------- ------------- -------------
1,287,147          1,679,789     2,221,130     3,597,854     2,945,164     4,284,688
============ ================== ============= ============= ============= =============

                  LMPVET    LMPVET INTERNATIONAL
       FUNDAMENTAL VALUE     ALL CAP OPPORTUNITY           LMPVET INVESTORS
              SUBACCOUNT              SUBACCOUNT                 SUBACCOUNT
--------------------------- ----------------------- --------------------------
      2008          2007       2008         2007         2008          2007
------------- ------------- ---------- ------------ ------------ -------------
 4,414,326       699,993     56,938       57,573    2,218,488     4,001,316
     5,035     5,875,653         --       23,836        4,632       118,378
(1,451,258)   (2,161,320)   (43,146)     (24,471)    (558,401)   (1,901,206)
------------- ------------- ---------- ------------ ------------ -------------
 2,968,103     4,414,326     13,792       56,938    1,664,719     2,218,488
============= ============= ========== ============ ============ =============

                LMPVIT
GLOBAL HIGH YIELD BOND     MFS VIT RESEARCH BOND    MIST BLACKROCK HIGH YIELD
            SUBACCOUNT                SUBACCOUNT                   SUBACCOUNT
------------------------- ------------------------- ----------------------------
    2008          2007         2008         2007       2008           2007 (A)
----------- ------------- ------------ ------------ ---------- -----------------
 344,557       557,472    1,341,839    1,907,192    242,537                --
   1,172         2,997       26,702       64,009     (8,273)          305,707
(124,953)     (215,912)    (471,819)    (629,362)   (42,997)          (63,170)
----------- ------------- ------------ ------------ ---------- -----------------
 220,776       344,557      896,722    1,341,839    191,267           242,537
=========== ============= ============ ============ ========== =================

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                         MIST BLACKROCK      MIST LORD ABBETT        MIST MET/AIM CAPITAL
                                         LARGE CAP CORE     GROWTH AND INCOME                APPRECIATION
                                             SUBACCOUNT            SUBACCOUNT                  SUBACCOUNT
                               --------------------------- --------------------- ---------------------------
                                     2008          2007       2008       2007          2008          2007
                               ------------- ------------- ---------- ---------- ------------- -------------
Units beginning of year         1,390,516     2,156,304    206,772    234,409     9,647,802     4,128,978
Units issued and transferred
  from other funding options    4,784,537     1,942,258         --     27,949        39,389     8,474,813
Units redeemed and transferred
  to other funding options     (1,075,648)   (2,708,046)   (73,434)   (55,586)   (2,309,898)   (2,955,989)
                               ------------- ------------- ---------- ---------- ------------- -------------
Units end of year               5,099,405     1,390,516    133,338    206,772     7,377,293     9,647,802
                               ============= ============= ========== ========== ============= =============

                                MIST THIRD AVENUE              MSF BLACKROCK
                                  SMALL CAP VALUE          AGGRESSIVE GROWTH    MSF BLACKROCK BOND INCOME
                                       SUBACCOUNT                 SUBACCOUNT                   SUBACCOUNT
                               --------------------- -------------------------- ----------------------------
                                  2008    2007 (A)        2008          2007         2008            2007
                               ---------- ---------- ------------ ------------- ------------ ---------------
Units beginning of year        117,692         --    2,167,591     3,343,651    1,075,741       2,015,758
Units issued and transferred
  from other funding options       504    151,177        4,926        12,677        5,468          40,358
Units redeemed and transferred
  to other funding options     (20,553)   (33,485)    (482,442)   (1,188,737)    (370,234)       (980,375)
                               ---------- ---------- ------------ ------------- ------------ ---------------
Units end of year               97,643    117,692    1,690,075     2,167,591      710,975       1,075,741
                               ========== ========== ============ ============= ============ ===============

                                                       MSF JENNISON
                               MSF FI VALUE LEADERS          GROWTH        MSF MFS TOTAL RETURN
                                         SUBACCOUNT      SUBACCOUNT                  SUBACCOUNT
                               ----------------------- --------------- ---------------------------
                                   2008        2007         2008 (B)         2008          2007
                               ----------- ----------- --------------- ------------- -------------
Units beginning of year         494,728     894,443              --    10,982,950    15,092,487
Units issued and transferred
  from other funding options      2,323       2,779           2,800       104,897       248,189
Units redeemed and transferred
  to other funding options     (150,315)   (402,494)           (105)   (3,553,058)   (4,357,726)
                               ----------- ----------- --------------- ------------- -------------
Units end of year               346,736     494,728           2,695     7,534,789    10,982,950
                               =========== =========== =============== ============= =============

                               PIMCO VIT TOTAL RETURN    VAN KAMPEN LIT COMSTOCK
                                           SUBACCOUNT                 SUBACCOUNT
                               ------------------------- --------------------------
                                   2008          2007       2008            2007
                               ----------- ------------- ---------- ---------------
Units beginning of year         589,245       976,252    272,059         418,611
Units issued and transferred
  from other funding options     29,506       138,507      4,519          13,782
Units redeemed and transferred
  to other funding options     (243,324)     (525,514)   (83,613)       (160,334)
                               ----------- ------------- ---------- ---------------
Units end of year               375,427       589,245    192,965         272,059
                               =========== ============= ========== ===============

(a) For the period April 30, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

                                  MIST
                           OPPENHEIMER
              MIST MFS         CAPITAL            MIST PIONEER
RESEARCH INTERNATIONAL    APPRECIATION        STRATEGIC INCOME
            SUBACCOUNT      SUBACCOUNT              SUBACCOUNT
------------------------- --------------- -----------------------
     2008      2007 (A)        2008 (B)       2008        2007
------------ ------------ --------------- ----------- -----------
   53,844           --              --     325,464     627,082
1,807,854      102,667       8,340,013       4,683      28,701
 (366,045)     (48,823)     (1,360,256)   (137,177)   (330,319)
------------ ------------ --------------- ----------- -----------
1,495,653       53,844       6,979,757     192,970     325,464
============ ============ =============== =========== ===========

                                           MSF CAPITAL
MSF BLACKROCK MONEY MARKET        GUARDIAN U.S. EQUITY           MSF FI LARGE CAP
                SUBACCOUNT                  SUBACCOUNT                 SUBACCOUNT
----------------------------- --------------------------- --------------------------
      2008            2007          2008       2007 (A)        2008          2007
------------- --------------- ------------- ------------- ------------ -------------
 2,369,424       1,953,710     8,709,074            --    3,931,761     6,327,662
 1,793,009       2,401,615        32,097    11,128,500        6,468         6,580
(2,305,589)     (1,985,901)   (2,031,885)   (2,419,426)    (853,837)   (2,402,481)
------------- --------------- ------------- ------------- ------------ -------------
 1,856,844       2,369,424     6,709,286     8,709,074    3,084,392     3,931,761
============= =============== ============= ============= ============ =============

                                                             MSF WESTERN
   MSF T. ROWE PRICE    MSF WESTERN ASSET MANAGEMENT    ASSET MANAGEMENT
    LARGE CAP GROWTH    STRATEGIC BOND OPPORTUNITIES     U.S. GOVERNMENT
          SUBACCOUNT                      SUBACCOUNT          SUBACCOUNT
----------------------- ------------------------------- -------------------
     2008       2007        2008                2007             2008 (B)
------------ ---------- ----------- ------------------- -------------------
   25,938     63,690     480,588             677,290                  --
4,556,237     47,469      22,424               3,233           2,259,630
 (846,651)   (85,221)   (139,793)           (199,935)           (266,697)
------------ ---------- ----------- ------------------- -------------------
3,735,524     25,938     363,219             480,588           1,992,933
============ ========== =========== =================== ===================

METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
OF METROPOLITAN LIFE INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

7. SUBSEQUENT EVENT

The Company anticipates merging the Separate Account with and into Metropolitan Life Variable Annuity Separate Account II, which is another separate account of the Company, on or about November 9, 2009, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Metropolitan Life Insurance Company:

     We have audited the accompanying consolidated balance sheets of Metropolitan Life Insurance Company and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Metropolitan Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

New York, New York
April 3, 2009

(November 2, 2009 as to Note 21)

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2008 AND 2007
                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  2008         2007
                                                                --------     --------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $135,428 and $148,865,
     respectively)............................................  $122,229     $152,266
  Equity securities available-for-sale, at estimated fair
     value (cost: $2,931 and $3,897, respectively)............     2,298        4,167
  Trading securities, at estimated fair value (cost: $281 and
     $456, respectively)......................................       277          457
  Mortgage and consumer loans, net............................    42,105       39,180
  Policy loans................................................     7,881        7,677
  Real estate and real estate joint ventures held-for-
     investment...............................................     6,255        5,484
  Real estate held-for-sale...................................         1           39
  Other limited partnership interests.........................     4,732        4,945
  Short-term investments......................................     7,598          603
  Other invested assets.......................................     9,916        4,375
                                                                --------     --------
     Total investments........................................   203,292      219,193
Cash and cash equivalents.....................................    10,279        1,927
Accrued investment income.....................................     2,079        2,451
Premiums and other receivables................................    28,290       24,077
Deferred policy acquisition costs and value of business
  acquired....................................................    10,871        8,628
Current income tax recoverable................................        75           --
Deferred income tax assets....................................     2,557           --
Other assets..................................................     4,517        6,361
Assets of subsidiaries held-for-sale..........................        --       22,037
Separate account assets.......................................    72,259       89,703
                                                                --------     --------
     Total assets.............................................  $334,219     $374,377
                                                                ========     ========

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Future policy benefits......................................  $ 98,183     $ 93,752
  Policyholder account balances...............................    93,308       81,003
  Other policyholder funds....................................     5,483        5,535
  Policyholder dividends payable..............................     1,023          991
  Policyholder dividend obligation............................        --          789
  Short-term debt.............................................       414          357
  Long-term debt..............................................     2,722        2,687
  Current income tax payable..................................        --          359
  Deferred income tax liability...............................        --          985
  Payables for collateral under securities loaned and other
     transactions.............................................    18,649       28,952
  Other liabilities...........................................    29,433       28,005
  Liabilities of subsidiaries held-for-sale...................        --       19,958
  Separate account liabilities................................    72,259       89,703
                                                                --------     --------
     Total liabilities........................................   321,474      353,076
                                                                --------     --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 13)

STOCKHOLDER'S EQUITY:
Common stock, par value $0.01 per share; 1,000,000,000 shares authorized; 494,466,664 shares issued and outstanding at
  both December 31, 2008 and 2007.............................         5            5
Additional paid-in capital....................................    14,437       14,426
Retained earnings.............................................     7,298        5,529
Accumulated other comprehensive income (loss).................    (8,995)       1,341
                                                                --------     --------
     Total stockholder's equity...............................    12,745       21,301
                                                                --------     --------
     Total liabilities and stockholder's equity...............  $334,219     $374,377
                                                                ========     ========




        See accompanying notes to the consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
                                  (IN MILLIONS)

                                                           2008      2007      2006
                                                         -------   -------   -------
REVENUES
Premiums...............................................  $18,444   $16,435   $15,936
Universal life and investment-type product policy
  fees.................................................    2,285     2,246     2,183
Net investment income..................................   11,122    12,582    11,518
Other revenues.........................................    1,882       934       833
Net investment gains (losses)..........................    3,472      (287)     (834)
                                                         -------   -------   -------
  Total revenues.......................................   37,205    31,910    29,636
                                                         -------   -------   -------
EXPENSES
Policyholder benefits and claims.......................   20,699    18,275    17,647
Interest credited to policyholder account balances.....    3,181     3,515     2,993
Policyholder dividends.................................    1,716     1,687     1,671
Other expenses.........................................    6,582     5,127     5,096
                                                         -------   -------   -------
  Total expenses.......................................   32,178    28,604    27,407
                                                         -------   -------   -------
Income from continuing operations before provision for
  income tax...........................................    5,027     3,306     2,229
Provision for income tax...............................    1,651     1,054       557
                                                         -------   -------   -------
Income from continuing operations......................    3,376     2,252     1,672
Income (loss) from discontinued operations, net of
  income tax...........................................     (289)      180       254
                                                         -------   -------   -------
Net income.............................................  $ 3,087   $ 2,432   $ 1,926
                                                         =======   =======   =======




        See accompanying notes to the consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
                                  (IN MILLIONS)

                                                                         ACCUMULATED OTHER COMPREHENSIVE INCOME
                                                                                         (LOSS)
                                                                        ---------------------------------------
                                                                              NET         FOREIGN      DEFINED
                                                  ADDITIONAL              UNREALIZED      CURRENCY     BENEFIT
                                          COMMON    PAID-IN   RETAINED    INVESTMENT    TRANSLATION     PLANS
                                           STOCK    CAPITAL   EARNINGS  GAINS (LOSSES)  ADJUSTMENTS  ADJUSTMENT    TOTAL
                                          ------  ----------  --------  --------------  -----------  ----------  --------
Balance at January 1, 2006..............    $ 5    $ 13,808    $ 2,749      $ 1,809        $ 137       $   (41)  $ 18,467
Treasury stock transactions, net -- by
  subsidiary............................                 12                                                            12
Capital contributions from MetLife, Inc.
  (Notes 2 and 15)......................                489                                                           489
Excess tax benefits related to stock-
  based compensation....................                 34                                                            34
Dividends on common stock...............                          (863)                                              (863)
Comprehensive income:
  Net income............................                         1,926                                              1,926
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax.......................                                        (20)                                  (20)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax...................                                        (93)                                  (93)
     Foreign currency translation
       adjustments, net of income tax...                                                       7                        7
     Additional minimum pension
       liability adjustment, net of
       income tax.......................                                                                   (18)       (18)
                                                                                                                 --------
     Other comprehensive income (loss)..                                                                             (124)
                                                                                                                 --------
  Comprehensive income..................                                                                            1,802
                                                                                                                 --------
  Adoption of SFAS 158, net of income
     tax................................                                                                  (749)      (749)
                                            ---    --------    -------     --------        -----      --------   --------
Balance at December 31, 2006............      5      14,343      3,812        1,696          144          (808)    19,192
Cumulative effect of changes in
  accounting principles, net of income
  tax (Note 1)..........................                          (215)                                              (215)
                                            ---    --------    -------     --------        -----      --------   --------
Balance at January 1, 2007..............      5      14,343      3,597        1,696          144          (808)    18,977
Treasury stock transactions, net -- by
  subsidiary............................                 10                                                            10
Capital contributions from MetLife, Inc.
  (Notes 2 and 15)......................                  7                                                             7
Excess proceeds received on sale of
  interests in affiliate (Note 15)......                 30                                                            30
Excess tax benefits related to stock-
  based compensation....................                 36                                                            36
Dividends on common stock...............                          (500)                                              (500)
Comprehensive income:
  Net income............................                         2,432                                              2,432
  Other comprehensive income:
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax.......................                                        (15)                                  (15)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax...................                                       (339)                                 (339)
     Foreign currency translation
       adjustments, net of income tax...                                                     139                      139
     Defined benefit plans adjustment,
       net of income tax................                                                                   524        524
                                                                                                                 --------
     Other comprehensive income.........                                                                              309
                                                                                                                 --------
  Comprehensive income..................                                                                            2,741
                                            ---    --------    -------     --------        -----      --------   --------
Balance at December 31, 2007............      5      14,426      5,529        1,342          283          (284)    21,301
Treasury stock transactions, net -- by
  subsidiary............................                (11)                                                          (11)
Capital contributions from MetLife, Inc.
  (Note 15).............................                 13                                                            13
Excess tax benefits related to stock-
  based compensation....................                  9                                                             9
Dividend of interests in subsidiary
  (Note 2)..............................                        (1,318)                                            (1,318)
Comprehensive loss:
  Net income............................                         3,087                                              3,087
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax.......................                                        272                                   272
     Unrealized investment gains
       (losses), net of related offsets
       and income tax...................                                     (9,315)                               (9,315)
     Foreign currency translation
       adjustments, net of income tax...                                                    (140)                    (140)
     Defined benefit plans adjustment,
       net of income tax................                                                                (1,153)    (1,153)
                                                                                                                 --------
     Other comprehensive income (loss)..                                                                          (10,336)
                                                                                                                 --------
  Comprehensive loss....................                                                                           (7,249)
                                            ---    --------    -------     --------        -----      --------   --------
Balance at December 31, 2008............     $5     $14,437    $ 7,298     $ (7,701)       $ 143      $ (1,437)  $ 12,745
                                            ===    ========    =======     ========        =====      ========   ========




        See accompanying notes to the consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
                                  (IN MILLIONS)


                                                          2008       2007       2006
                                                        --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income............................................  $  3,087   $  2,432   $  1,926
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization expenses..............       258        368        308
  Amortization of premiums and accretion of discounts
     associated with investments, net.................      (660)      (592)      (467)
  (Gains) losses from sales of investments and
     businesses, net..................................    (2,868)       420        687
  Undistributed equity earnings of real estate joint
     ventures and other limited partnership
     interests........................................       524       (433)      (376)
  Interest credited to policyholder account balances..     3,289      3,777      3,247
  Universal life and investment-type product policy
     fees.............................................    (2,285)    (2,246)    (2,183)
  Change in accrued investment income.................       316       (201)      (295)
  Change in premiums and other receivables............    (1,734)       228     (3,565)
  Change in deferred policy acquisition costs, net....      (100)      (598)      (672)
  Change in insurance-related liabilities.............     5,117      4,022      3,743
  Change in trading securities........................        74        188       (196)
  Change in income tax payable........................       630        715        144
  Change in other assets..............................     2,828       (232)       772
  Change in other liabilities.........................     1,827     (1,309)     1,109
  Other, net..........................................       161         51        (37)
                                                        --------   --------   --------
Net cash provided by operating activities.............    10,464      6,590      4,145
                                                        --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities........................    68,089     73,576     73,351
     Equity securities................................     2,140      1,265        858
     Mortgage and consumer loans......................     5,238      8,085      7,632
     Real estate and real estate joint ventures.......       159        503        847
     Other limited partnership interests..............       404        764      1,253
  Purchases of:
     Fixed maturity securities........................   (56,251)   (73,375)   (90,163)
     Equity securities................................    (1,094)    (2,204)      (731)
     Mortgage and consumer loans......................    (8,819)   (11,891)   (10,535)
     Real estate and real estate joint ventures.......    (1,071)    (1,369)    (1,069)
     Other limited partnership interests..............    (1,163)    (1,459)    (1,551)
  Net change in short-term investments................    (6,967)       582       (362)
  Purchases of subsidiaries...........................        --         --       (193)
  (Payments) proceeds from sales of businesses........        (4)        25         48
  Dividend of subsidiary..............................      (270)        --         --
  Excess proceeds received on sale of interests in
     affiliate........................................        --         30         --
  Net change in other invested assets.................    (1,831)    (1,587)    (1,084)
  Net change in policy loans..........................      (193)      (149)      (176)
  Net change in property, equipment and leasehold
     improvements.....................................      (171)       (88)      (109)
  Other, net..........................................        --         22         (4)
                                                        --------   --------   --------
Net cash used in investing activities.................  $ (1,804)  $ (7,270)  $(21,988)
                                                        --------   --------   --------




        See accompanying notes to the consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED) FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
                                  (IN MILLIONS)


                                                           2008       2007       2006
                                                         --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits..........................................  $ 58,338   $ 39,125   $ 37,411
     Withdrawals.......................................   (48,818)   (34,135)   (31,366)
  Net change in short-term debt........................        57       (476)       380
  Long-term debt issued................................        27      1,705          8
  Long-term debt repaid................................       (21)      (894)      (112)
  Collateral financing arrangements issued.............        --         --        850
  Shares subject to mandatory redemption...............        --       (131)        --
  Debt issuance costs..................................        --         (8)       (13)
  Net change in payables for collateral under
     securities loaned and other transactions..........   (10,303)    (3,167)    11,110
  Capital contribution from MetLife, Inc. .............        --          7         93
  Dividends on common stock............................        --       (500)      (863)
  Other, net...........................................         8         30         13
                                                         --------   --------   --------
Net cash (used in) provided by financing activities....      (712)     1,556     17,511
                                                         --------   --------   --------
Change in cash and cash equivalents....................     7,948        876       (332)
Cash and cash equivalents, beginning of year...........     2,331      1,455      1,787
                                                         --------   --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR.................  $ 10,279   $  2,331   $  1,455
                                                         ========   ========   ========
Cash and cash equivalents, subsidiaries held-for-sale,
  beginning of year....................................  $    404   $    164   $    129
                                                         ========   ========   ========
CASH AND CASH EQUIVALENTS, SUBSIDIARIES HELD-FOR-SALE,
  END OF YEAR..........................................  $     --   $    404   $    164
                                                         ========   ========   ========
Cash and cash equivalents, from continuing operations,
  beginning of year....................................  $  1,927   $  1,291   $  1,658
                                                         ========   ========   ========
CASH AND CASH EQUIVALENTS, FROM CONTINUING OPERATIONS,
  END OF YEAR..........................................  $ 10,279   $  1,927   $  1,291
                                                         ========   ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Interest..........................................  $    268   $    332   $    256
                                                         ========   ========   ========
     Income tax........................................  $    494   $  1,010   $    197
                                                         ========   ========   ========
  Non-cash transactions during the year:
     Dividend of subsidiary:
       Assets disposed.................................  $ 22,135   $     --   $     --
       Less: liabilities disposed......................   (20,689)        --         --
                                                         --------   --------   --------
       Net assets disposed.............................     1,446         --         --
       Add: cash disposed..............................       270         --         --
       Less: dividend of interests in subsidiary.......    (1,318)        --         --
                                                         --------   --------   --------
       Loss on dividend of interests in subsidiary.....  $    398   $     --   $     --
                                                         ========   ========   ========
     Fixed maturity securities received in connection
       with insurance contract commutation.............  $    115   $     --   $     --
                                                         ========   ========   ========
     Capital contribution from MetLife, Inc. ..........  $     13   $     --   $     --
                                                         ========   ========   ========
     Real estate acquired in satisfaction of debt......  $     --   $     --   $      6
                                                         ========   ========   ========
     Contribution of other intangible assets, net of
       deferred income tax.............................  $     --   $     --   $    377
                                                         ========   ========   ========
     Excess of net assets over purchase price for
       subsidiary......................................  $     --   $     --   $     19
                                                         ========   ========   ========
     Issuance of secured demand note collateral
       agreement.......................................  $     25   $     --   $     --
                                                         ========   ========   ========




        See accompanying notes to the consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     Metropolitan Life Insurance Company and its subsidiaries (collectively, "MLIC" or the "Company") is a leading provider of individual insurance, employee benefits and financial services with operations throughout the United States. The Company offers life insurance and annuities to individuals, as well as group insurance and retirement & savings products and services to corporations and other institutions. The Company is organized into two operating segments:
Institutional and Individual, as well as Corporate & Other. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Metropolitan Life Insurance Company and its subsidiaries as well as partnerships and joint ventures in which the Company has control. Closed block assets, liabilities, revenues and expenses are combined on a line-by-line basis with the assets, liabilities, revenues and expenses outside the closed block based on the nature of the particular item. See Note 9. Intercompany accounts and transactions have been eliminated.

     In addition, the Company has invested in certain structured transactions that are variable interest entities ("VIEs") under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51 ("FIN 46(r)"). These structured transactions include asset-backed securitizations, trust preferred securities, joint ventures, limited partnerships and limited liability companies. The Company is required to consolidate those VIEs for which it is deemed to be the primary beneficiary. The Company reconsiders whether it is the primary beneficiary for investments designated as VIEs on a quarterly basis.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or the partnership's operations.

     Minority interest related to consolidated entities included in other liabilities was $83 million and $162 million at December 31, 2008 and 2007, respectively. There was also minority interest of $1.5 billion included in liabilities of subsidiaries held-for-sale at December 31, 2007.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2008 presentation. See
Note 18 for reclassifications related to discontinued operations.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the estimated fair value of investments in the absence of quoted market values;

          (ii)   investment impairments;

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          (iii)  the recognition of income on certain investment entities;

          (iv) the application of the consolidation rules to certain investments;

          (v) the existence and estimated fair value of embedded derivatives requiring bifurcation;

          (vi)   the estimated fair value of and accounting for derivatives;

          (vii) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (viii) the liability for future policyholder benefits;

          (ix) accounting for income taxes and the valuation of deferred tax assets;

          (x)    accounting for reinsurance transactions;

          (xi)   accounting for employee benefit plans; and

          (xii)  the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Fair Value

     As described below, certain assets and liabilities are measured at estimated fair value on the Company's consolidated balance sheets. In addition, the footnotes to the consolidated financial statements include disclosures of estimated fair values. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. Under SFAS 157, fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. SFAS 157 requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company has categorized its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

          Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

          Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of estimated fair value requires significant management judgment or estimation.

     The measurement and disclosures under SFAS 157 in the accompanying consolidated financial statements and footnotes exclude certain items such as nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination, reporting units measured at estimated fair value in the first step of a goodwill impairment test and indefinite-lived intangible assets measured at estimated fair value for impairment assessment. The effective date for these items was deferred to January 1, 2009.

     Prior to adoption of SFAS 157, estimated fair value was determined based solely upon the perspective of the reporting entity. Therefore, methodologies used to determine the estimated fair value of certain financial instruments prior to January 1, 2008, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, trading securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnership interests, short-term investments, and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale, except for trading securities, and are reported at their estimated fair value.

          Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss), net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded in net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are estimated by management using inputs obtained from third party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost or amortized cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for certain equity securities, greater weight and consideration are given by the Company to a decline in market value and the likelihood such market value decline will recover. See also Note 3.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 3);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          In periods subsequent to the recognition of an other-than-temporary impairment on a debt security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the debt security in a prospective manner based on the amount and timing of estimated future cash flows.

          The Company purchases and receives beneficial interests in special purpose entities ("SPEs"), which enhance the Company's total return on its investment portfolio principally by providing equity-based returns on debt securities. These investments are generally made through structured notes and similar instruments (collectively, "Structured Investment Transactions"). The Company has not guaranteed the performance, liquidity or obligations of the SPEs and its exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company does not consolidate such SPEs as it has determined it is not the primary beneficiary. These Structured Investment Transactions are included in fixed maturity securities and their

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     income is generally recognized using the retrospective interest method. Impairments of these investments are included in net investment gains (losses).

          Trading Securities. The Company's trading securities portfolio, principally consisting of fixed maturity and equity securities, supports investment strategies that involve the active and frequent purchase and sale of securities and the execution of short sale agreements, and supports asset and liability matching strategies for certain insurance products. Trading securities and short sale agreement liabilities are recorded at estimated fair value with subsequent changes in estimated fair value recognized in net investment income. Related dividends and investment income are also included in net investment income.

          Securities Lending. Securities loaned transactions, whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms and commercial banks. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans held-for-investment are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Based on the facts and circumstances of the individual loans being impaired, valuation allowances are established for the excess carrying value of the loan over either: (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's estimated fair value. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or when the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Certain mortgage loans previously designated as held-for-investment have been designated as held-for-sale to reflect a change in the Company's intention as it relates to holding such loans. At the time of transfer, such loans are recorded at the lower of amortized cost or estimated fair value less expected disposition costs determined on an individual loan basis. Amortized cost is determined in the same manner as mortgage loans held-for-investment described above. The amount by which amortized cost exceeds estimated fair value less expected disposition costs is accounted for as a valuation allowance. Changes in such valuation allowance are recognized in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its estimated fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests consisting of leveraged buy-out funds, hedge funds and other private equity funds in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. The Company reports the distributions from real estate joint ventures and other limited partnership interests accounted for under the cost method and equity in earnings from real estate joint ventures and other limited partnership interests accounted for under the equity method in net investment income. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. The Company considers its cost method investments for other-than-temporary impairment when the carrying value of real estate joint ventures and other limited partnership interests exceeds the net asset value. The Company takes into consideration the severity and duration of this excess when deciding if the cost method investment is other-than-temporarily impaired. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its estimated fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates estimated fair value, or stated at estimated fair value, if available. Short-term investments also include investments in affiliated money market pools.

          Other Invested Assets. Other invested assets consist principally of freestanding derivatives with positive estimated fair values, leveraged leases, loans to affiliates, tax credit partnerships, funds withheld at interest and joint venture investments.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          Freestanding derivatives with positive estimated fair values are more fully described in the derivatives accounting policy which follows.

          Leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions which are diversified by industry, asset type and geographic area. The Company recognizes income on the leveraged leases by applying the leveraged lease's estimated rate of return to the net investment in the lease. The Company regularly reviews residual values and impairs them to expected values as needed.

          Loans to affiliates consist of loans to the Company's affiliates, some of which are regulated, to meet their capital requirements. Such loans are carried at amortized cost.

          Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits and are also accounted for on the equity method. Joint venture investments represent the Company's investments in entities that engage in insurance underwriting activities and are accounted for on the equity method. The Company reports the equity in earnings of joint venture investments and tax credit partnerships in net investment income.

          Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. The Company records a funds withheld receivable rather than the underlying investments. The Company recognizes interest on funds withheld at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio and records it in net investment income.

          Estimates and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk, and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments, and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

          When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

          When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

          The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

          Certain mortgages have been designated as held-for-sale which are recorded at the lower of amortized cost or estimated fair value less expected disposition costs determined on an individual loan basis. For these loans, estimated fair value is determined using independent broker quotations or, when the loan is in foreclosure or otherwise determined to be collateral dependent, the estimated fair value of the underlying collateral estimated using internal models.

          Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

          The determination of the amount of allowances and impairments, as applicable, is described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g., loan-backed securities, including mortgage-backed and asset-backed securities, certain structured investment transactions, trading securities, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The accounting rules under FIN 46(r) for the determination of when an entity is a VIE and when to consolidate a VIE are complex. The determination of the VIE's primary beneficiary requires an evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. FIN 46(r) defines the primary beneficiary as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both.

          When determining the primary beneficiary for structured investment products such as asset-backed securitizations and collateralized debt obligations, the Company uses historical default probabilities based on the credit rating of each issuer and other inputs including maturity dates, industry classifications and geographic location. Using computational algorithms, the analysis simulates default scenarios resulting in a range of expected losses and the probability associated with each occurrence. For other investment structures such as trust preferred securities, joint ventures, limited partnerships and limited liability companies, the Company gains an understanding of the design of the VIE and generally uses a qualitative approach to determine if it is the primary beneficiary. This approach includes an analysis of all contractual rights and obligations held by all parties including profit and loss allocations, repayment or residual value guarantees, put and call options and other derivative instruments. If the primary beneficiary of a VIE can not be identified using this qualitative approach, the Company calculates the expected losses and expected residual returns of the VIE using a probability-weighted cash flow model. The use of different methodologies, assumptions and

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in estimated fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments. Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on a net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate credit risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. The evaluation of the requirement to make an additional credit risk adjustments is performed by the Company each reporting period.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are generally reported in net investment gains (losses) except for those in net investment income for economic hedges of equity method investments in joint ventures, or for all derivatives held in relation to the trading portfolios. The fluctuations in estimated fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either: (i) a hedge of the estimated fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the estimated fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     Under a cash flow hedge, changes in the estimated fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     In a hedge of a net investment in a foreign operation, changes in the estimated fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the consolidated balance sheet, with changes in its estimated fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at estimated fair value with the host contract and changes in their estimated fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at estimated fair value in the consolidated financial statements and that their related changes in estimated fair value could materially affect reported net income.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. The estimated life for company occupied real estate property is generally 40 years. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The cost basis of the property, equipment and leasehold improvements was $1.4 billion and $1.2 billion at December 31, 2008 and 2007, respectively. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $720 million and $609 million at December 31, 2008 and 2007, respectively. Related depreciation and amortization expense was $111 million, $105 million and $97 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $1.2 billion and $1.1 billion at December 31, 2008 and 2007, respectively. Accumulated amortization of capitalized software was $862 million and $742 million at December 31, 2008 and 2007, respectively. Related amortization expense was $117 million, $97 million and $90 million for the years ended December 31, 2008, 2007 and 2006, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issuance expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums, gross margins or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating and non-dividend-paying traditional contracts (term insurance, non-participating whole life insurance, non-medical health insurance, and traditional group life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition, as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to participating, dividend-paying traditional contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. For participating contracts (dividend paying traditional contracts within the closed block) future gross margins are also dependent upon changes in the policyholder dividend obligation. Of these factors, the Company anticipates that investment returns, expenses, persistency, and other factor changes and policyholder dividend scales are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC and VOBA amortization is re- estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross margins and the re-estimation of expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC and VOBA balances.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross profits and the re-estimation of expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross margins and profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements," effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in interest credited to policyholder account balances. Each year the Company reviews the deferred sales inducements to determine the recoverability of these balances.

  Value of Distribution Agreements and Customer Relationships Acquired

     Value of distribution agreements ("VODA") is reported in other assets and represents the present value of future profits associated with the expected future business derived from the distribution agreements. Value of customer relationships acquired ("VOCRA") is also reported in other assets and represents the present value of the expected future profits associated with the expected future business acquired through existing customers of the acquired company or business. The VODA and VOCRA associated with past acquisitions are amortized over useful life ranging from 10 to 30 years and such amortization is included in other expenses. Each year the Company reviews VODA and VOCRA to determine the recoverability of these balances.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Goodwill

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter.

     Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level.

     For purposes of goodwill impairment testing, if the carrying value of a reporting unit's goodwill exceeds its estimated fair value, there is an indication of impairment and the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and recorded as a charge against net income.

     In performing its goodwill impairment tests, when management believes meaningful comparable market data are available, the estimated fair values of the reporting units are determined using a market multiple approach. When relevant comparables are not available, the Company uses a discounted cash flow model. For reporting units which are particularly sensitive to market assumptions, such as the annuities and variable & universal life reporting units within the Individual segment, the Company may corroborate its estimated fair values by using additional valuation methodologies.

     The key inputs, judgments and assumptions necessary in determining estimated fair value include current book value (with and without accumulated other comprehensive income), the level of economic capital required to support the mix of business, long term growth rates, comparative market multiples, the level of interest rates, credit spreads, equity market levels and the discount rate management believes appropriate to the risk associated with the respective reporting unit.

     Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting units could result in goodwill impairments in future periods.

     Management continues to evaluate current market conditions that may affect the estimated fair value of the Company's reporting units to assess whether any goodwill impairment exists. Continued deteriorating or adverse market conditions for certain reporting units may have an impact on the estimated fair value of these reporting units and could result in future impairments of goodwill.

     See Note 6 for further consideration of goodwill impairment testing during 2008.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 3% to 7%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts); and (ii) the liability for terminal dividends.

     Future policy benefits for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities range from 2% to 7%.

     Participating business represented approximately 8% and 9% of the Company's life insurance in-force, and 17% and 16% of the number of life insurance policies in-force, at December 31, 2008 and 2007, respectively. Participating policies represented approximately 32% and 33%, 36% and 36%, and 34% and 33% of gross and net life insurance premiums for the years ended December 31, 2008, 2007 and 2006, respectively. The percentages indicated are calculated excluding the business of the reinsurance segment.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 2% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rate assumptions used in establishing such liabilities range from 4% to 7%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rate assumptions used in establishing such liabilities range from 3% to 8%.

     Liabilities for unpaid claims and claim expenses are included in future policyholder benefits and represent the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary and paid-up guarantees relating to certain life policies as follows:

     - Guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       the historical experience of the Standard & Poor's ("S&P") 500 Index. The benefit assumptions used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder. Certain GMIBs have settlement features that result in a portion of that guarantee being accounted for as an embedded derivative and are recorded in policyholder account balances as described below.

     Liabilities for universal and variable life secondary guarantees and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid-up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product.

     For GMWB, GMAB and certain GMIB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     At the inception, the GMWB, GMAB and certain GMIB are accounted for as embedded derivatives with changes in estimated fair value reported in net investment gains (losses).

     The Company attributes to the embedded derivative a portion of the expected future rider fees to be collected from the policyholder equal to the present value of expected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. The projections of future benefits and future fees require capital market and actuarial assumptions including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable risk free rates. Beginning in 2008, the valuation of these embedded derivatives now includes an adjustment for the Company's own credit and risk margins for non-capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to the Company's debt as well as its claims paying ability. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment.

     These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates, changes in the Company's own credit standing; and variations in actuarial assumptions regarding policyholder behavior, and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the riders that could materially affect net income.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts, universal life-type policies and certain guaranteed minimum benefit riders. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and, non-variable group annuity contracts. Policyholder account balances for these contracts are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 17%, less expenses, mortality charges, and withdrawals; and (iii) fair value adjustments relating to business combinations.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, unearned revenue liabilities, premiums received in advance, policyholder dividends due and unpaid, and policyholder dividends left on deposit.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, long-term care and dental claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits and margins, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premium received in advance and applies the cash received to premiums when due.

     Also included in other policyholder funds are policyholder dividends due and unpaid on participating policies and policyholder dividends left on deposit. Such liabilities are presented at amounts contractually due to policyholders.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

     The portion of fees allocated to embedded derivatives described previously is recognized within net investment gains (losses) as part of the estimated fair value of embedded derivative.

  Other Revenues

     Other revenues include, in addition to items described elsewhere herein, advisory fees, broker-dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance ("COLI"). Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

  Policyholder Dividends

     Policyholder dividends are approved annually by Metropolitan Life Insurance Company and its insurance subsidiaries' boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the insurance subsidiaries.

  Income Taxes

     The Company joins with MetLife, Inc. and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The Company participates in a tax sharing agreement with MetLife, Inc. Under the agreement, current income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments (receive reimbursement) to (from) MetLife, Inc. to the extent that their incomes (losses and other credits) contribute to (reduce) the consolidated income tax expense. The consolidating companies

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

          (i) future taxable income exclusive of reversing temporary differences and carryforwards;

          (ii)   future reversals of existing taxable temporary differences;

          (iii)  taxable income in prior carryback years; and

          (iv)   tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 12) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements," the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by third parties.

     For each of its reinsurance agreements, the Company determines if the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums and are reflected as a component of premiums and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria of reinsurance accounting, amounts paid (received) in excess of (which do not exceed) the related insurance liabilities ceded (assumed) are recognized immediately as a loss. Any gains on such retroactive agreements are deferred and recorded in other liabilities. The gains are amortized primarily using the recovery method.

     The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance agreements are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Employee Benefit Plans

     The Company sponsors and administers various qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans covering eligible employees and sales representatives who meet specified eligibility requirements of the sponsor and its participating affiliates. A December 31 measurement date is used for all of the Company's defined benefit pension and other postretirement benefit plans.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits based upon years of credited service and either final average or career average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay, as well as earnings credits, determined annually based upon the average annual rate of interest on 30-year Treasury securities, for each account balance. At December 31, 2008, virtually all the obligations are calculated using the traditional formula.

     The Company also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired participants. Participants that were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for the Company, may become eligible for these other postretirement benefits, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total cost of postretirement medical benefits. Participants hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits.

     SFAS No. 87, Employers' Accounting for Pensions ("SFAS 87"), as amended, established the accounting for pension plan obligations. Under SFAS 87, the projected pension benefit obligation ("PBO") is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The accumulated pension benefit obligation ("ABO") is the actuarial present value of vested and non-vested pension benefits accrued based on current salary levels. Obligations, both PBO and ABO, of the defined benefit pension plans are determined using a variety of actuarial assumptions, from which actual results may vary, as described below.

     SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, as amended, established the accounting for expected postretirement plan benefit obligations ("EPBO") which represents the actuarial present value of all other postretirement benefits expected to be paid after retirement to employees and their dependents. Unlike for pensions, the EPBO is not recorded in the financial statements but is used in measuring the periodic expense. The accumulated postretirement plan benefit obligations ("APBO") represents the actuarial present value of future other postretirement benefits attributed to employee services rendered through a particular date and is the valuation basis upon which liabilities are established. The APBO is determined using a variety of actuarial assumptions, from which actual results may vary, as described below.

     Prior to December 31, 2006, the funded status of the pension and other postretirement plans, which is the difference between the estimated fair value of plan assets and the PBO for pension plans and the APBO for other postretirement plans (collectively, the "Benefit Obligations"), was offset by the unrecognized actuarial gains or losses, prior service cost and transition obligations to determine prepaid or accrued benefit cost, as applicable. The net amount was recorded as a prepaid or accrued benefit cost, as applicable. Further, for pension plans, if the ABO exceeded the estimated fair value of the plan assets, that excess was recorded as an additional minimum pension liability with a corresponding intangible asset. Recognition of the intangible asset was limited to the amount of any unrecognized prior service cost. Any additional minimum pension liability in excess of the allowable intangible asset was charged, net of income tax, to accumulated other comprehensive income.

     As described more fully in "Adoption of New Accounting Pronouncements," effective December 31, 2006, the Company adopted SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and SFAS No. 132(r) ("SFAS 158"). Effective with the adoption of SFAS 158 on December 31, 2006, the Company recognizes the funded status of the Benefit Obligations for each of its plans on the consolidated balance sheet. The actuarial gains or losses, prior service costs and credits, and the remaining net transition asset or obligation that had not yet been included in net periodic benefit costs at December 31, 2006 are now charged, net of income tax, to accumulated other comprehensive income. Additionally, these changes eliminated the additional minimum pension liability provisions of SFAS 87.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Net periodic benefit cost is determined using management estimates and actuarial assumptions to derive service cost, interest cost, and expected return on plan assets for a particular year. Net periodic benefit cost also includes the applicable amortization of any prior service cost (credit) arising from the increase (decrease) in prior years' benefit costs due to plan amendments or initiation of new plans. These costs are amortized into net periodic benefit cost over the expected service years of employees whose benefits are affected by such plan amendments. Actual experience related to plan assets and/or the benefit obligations may differ from that originally assumed when determining net periodic benefit cost for a particular period, resulting in gains or losses. To the extent such aggregate gains or losses exceed 10 percent of the greater of the benefit obligations or the market-related asset value of the plans, they are amortized into net periodic benefit cost over the expected service years of employees expected to receive benefits under the plans.

     The obligations and expenses associated with these plans require an extensive use of assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases, healthcare cost trend rates, as well as assumptions regarding participant demographics such as rate and age of retirements, withdrawal rates and mortality. Management, in consultation with its external consulting actuarial firm, determines these assumptions based upon a variety of factors such as historical performance of the plan and its assets, currently available market and industry data, and expected benefit payout streams. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

     The Company also sponsors defined contribution savings and investment plans ("SIP") for substantially all employees under which a portion of participant contributions are matched. Applicable matching contributions are made each payroll period. Accordingly, the Company recognizes compensation cost for current matching contributions. As all contributions are transferred currently as earned to the SIP trust, no liability for matching contributions is recognized in the consolidated balance sheets.

  Stock-Based Compensation

     Stock-based compensation recognized in the Company's consolidated results of operations is allocated from MetLife, Inc. The accounting policies described below represent those that MetLife, Inc. applies in determining such allocated expenses.

     Effective January 1, 2006, MetLife, Inc. adopted, using the modified prospective transition method, SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS 123(r)"). In accordance with this guidance the cost of all stock-based transactions is measured at fair value and recognized over the period during which a grantee is required to provide goods or services in exchange for the award. Although the terms of MetLife, Inc.'s stock-based plans do not accelerate vesting upon retirement, or the attainment of retirement eligibility, the requisite service period subsequent to attaining such eligibility is considered nonsubstantive. Accordingly, MetLife, Inc. recognizes compensation expense related to stock-based awards over the shorter of the requisite service period or the period to attainment of retirement eligibility. Prior to January 1, 2006, MetLife, Inc. recognized stock-based compensation over the vesting period of the grant or award, including grants or awards to retirement-eligible employees. An estimation of future forfeitures of stock-based awards is incorporated into the determination of compensation expense when recognizing expense over the requisite service period. Prior to January 1, 2006, MetLife, Inc. recognized the corresponding reduction of stock compensation in the period in which the forfeitures occurred.

     Stock-based awards granted after December 31, 2002 but prior to January 1, 2006 were accounted for on a prospective basis using the fair value accounting method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure. The fair value method prescribed by SFAS 123 required compensation expense to be measured based on the fair value of the equity instrument at the grant or award date. Stock-based compensation was recognized over the vesting period of the grant or award, including grants or awards to retirement-eligible employees.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations generally are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income (loss). Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded, could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts primarily include: mutual funds, fixed maturity and equity securities, mortgage loans, derivatives, hedge funds, other limited partnership interests, short-term investments, and cash and cash equivalents. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if: (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and
(iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses and the accounting for these investments is consistent with the methodologies described herein for similar financial instruments held within the general account.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     Effective January 1, 2008, the Company adopted SFAS 157 which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements and applied the provisions of the statement prospectively to assets and liabilities measured at fair value. The adoption of SFAS 157 changed the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as it relates to certain volatility inputs as well as the addition of liquidity adjustments and adjustments for risks inherent in a particular input or valuation technique. The adoption of SFAS 157 also changed the valuation of the Company's embedded derivatives, most significantly the valuation of embedded derivatives associated with certain riders on variable annuity contracts. The change in valuation of embedded derivatives associated with riders on annuity contracts resulted from the incorporation of risk margins associated with non capital market inputs and the inclusion of the Company's own credit standing in their valuation. At January 1, 2008, the impact of adopting SFAS 157 on assets and liabilities measured at estimated fair value was $13 million ($8 million, net of income tax) and was recognized as a change in estimate in the accompanying consolidated statement of income where it was presented in the respective income statement caption to which the item measured at estimated fair value is presented. There were no significant changes in estimated fair value of items measured at fair value and reflected in accumulated other comprehensive income (loss). The addition of risk margins and the Company's own credit spread in the valuation of embedded derivatives associated with annuity contracts may result in significant volatility in the Company's consolidated net income in future periods. Note 19 presents the estimated fair value of all assets and liabilities required to be measured at estimated fair value as well as the expanded fair value disclosures required by SFAS 157.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to recognize related unrealized gains and losses in earnings. The fair value option is applied on an instrument-by-instrument basis upon adoption of the standard, upon the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election is an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments.

     Effective January 1, 2008, the Company adopted FASB Staff Position ("FSP") No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP 157-1"). FSP 157-1 amends SFAS 157 to provide a scope out exception for lease classification and measurement under SFAS No. 13, Accounting for Leases. The Company also adopted FSP No. FAS 157-2, Effective Date of FASB Statement No. 157 which delays the effective date of SFAS 157 for certain nonfinancial assets and liabilities that are recorded at fair value on a nonrecurring basis. The effective date is delayed until January 1, 2009 and impacts balance sheet items including nonfinancial assets and liabilities in a business combination and the impairment testing of goodwill and long-lived assets.

     Effective September 30, 2008, the Company adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3"). FSP 157-3 provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The adoption of FSP 157-3 did not have a material impact on the Company's consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Investments

     Effective December 31, 2008, the Company adopted FSP No. FAS 140-4 and FIN 46(r)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities ("FSP 140-4 and FIN 46(r)-8"). FSP 140-4 and FIN 46(r)-8 requires additional qualitative and quantitative disclosures about a transferors' continuing involvement in transferred financial assets and involvement in VIEs. The exact nature of the additional required VIE disclosures vary and depend on whether or not the VIE is a qualifying special-purpose entity ("QSPE"). For VIEs that are QSPEs, the additional disclosures are only required for a non-transferor sponsor holding a variable interest or a non-transferor servicer holding a significant variable interest. For VIEs that are not QSPEs, the additional disclosures are only required if the Company is the primary beneficiary, and if not the primary beneficiary, only if the Company holds a significant variable interest or is the sponsor. The Company provided all of the material required disclosures in its consolidated financial statements.

     Effective December 31, 2008, the Company adopted FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to more closely align the guidance to determine whether an other-than-temporary impairment has occurred for a beneficial interest in a securitized financial asset with the guidance in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities for debt securities classified as available-for-sale or held-to-maturity. The adoption of FSP EITF 99-20-1 did not have an impact on the Company's consolidated financial statements.

  Derivative Financial Instruments

     Effective December 31, 2008, the Company adopted FSP No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees -- An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") to require certain enhanced disclosures by sellers of credit derivatives by requiring additional information about the potential adverse effects of changes in their credit risk, financial performance, and cash flows. It also amends FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The Company provided all of the material required disclosures in its consolidated financial statements.

     Effective January 1, 2008, the Company adopted SFAS 133 Implementation Issue No. E-23, Clarification of the Application of the Shortcut Method ("Issue E-23"). Issue E-23 amended SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness, as long as the difference between the transaction price
(zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. The adoption of Issue E-23 did not have an impact on the Company's consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

       (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

      (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

     (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

      (iv) amends SFAS 140 to eliminate the prohibition on a QSPE from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     As a result of the implementation of FIN 48, the Company recognized an $18 million increase in the liability for unrecognized tax benefits and a $16 million decrease in the interest liability for unrecognized tax benefits, as well as a $17 million increase in the liability for unrecognized tax benefits and a $5 million increase in the interest liability for unrecognized tax benefits which are included in liabilities of subsidiaries held-for-sale. The corresponding reduction to the January 1, 2007 balance of retained earnings was $13 million, net of $11 million of minority interest included in liabilities of subsidiaries held-for-sale. See also Note 12.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact at January 1, 2007 was a cumulative effect adjustment of $202 million, net of income tax of $116 million, which was recorded as a reduction to retained earnings.

  Defined Benefit and Other Postretirement Plans

     Effective December 31, 2006, MetLife, Inc. adopted SFAS 158. The pronouncement revises financial reporting standards for defined benefit pension and other postretirement benefit plans by requiring the:

       (i) recognition in the statement of financial position of the funded status of defined benefit plans measured as the difference between the estimated fair value of plan assets and the benefit obligation, which is the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement benefit plans;

      (ii) recognition as an adjustment to accumulated other comprehensive income (loss), net of income tax, those amounts of actuarial gains and losses, prior service costs and credits, and net asset or obligation at transition that have not yet been included in net periodic benefit costs at the end of the year of adoption;

     (iii) recognition of subsequent changes in funded status as a component of other comprehensive income;

      (iv) measurement of benefit plan assets and obligations at the date of the statement of financial position; and

       (v) disclosure of additional information about the effects on the employer's statement of financial position.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The adoption of SFAS 158 resulted in a reduction of $749 million, net of income tax, to accumulated other comprehensive income, which is included as a component of total consolidated stockholder's equity. As the Company's measurement date for its pension and other postretirement benefit plans is already December 31 there was no impact of adoption due to changes in measurement date. See also "Summary of Significant Accounting Policies and Critical Accounting Estimates" and Note 14.

  Stock Compensation Plans

     As described previously, effective January 1, 2006, MetLife, Inc. adopted SFAS 123(r) including supplemental application guidance issued by the U.S. Securities and Exchange Commission in Staff Accounting Bulletin ("SAB") No. 107, Share-Based Payment using the modified prospective transition method. In accordance with the modified prospective transition method, results for prior periods have not been restated. SFAS 123(r) requires that the cost of all stock-based transactions be measured at fair value and recognized over the period during which a grantee is required to provide goods or services in exchange for the award. MetLife, Inc. had previously adopted the fair value method of accounting for stock-based awards as prescribed by SFAS 123 on a prospective basis effective January 1, 2003. MetLife, Inc. did not modify the substantive terms of any existing awards prior to adoption of SFAS 123(r).

     Under the modified prospective transition method, compensation expense recognized during the year ended December 31, 2006 includes: (a) compensation expense for all stock-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all stock-based awards granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(r).

     The adoption of SFAS 123(r) did not have a significant impact on the Company's financial position or results of operations as all stock-based awards accounted for under the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees had vested prior to the adoption date and the Company, in conjunction with MetLife, Inc. had adopted the fair value recognition provisions of SFAS 123 on January 1, 2003.

     SFAS 123 allowed forfeitures of stock-based awards to be recognized as a reduction of compensation expense in the period in which the forfeiture occurred. Upon adoption of SFAS 123(r), MetLife, Inc. changed its policy and now incorporates an estimate of future forfeitures into the determination of compensation expense when recognizing expense over the requisite service period. The impact of this change in accounting policy was not significant to the Company's financial position or results of operations as of the date of adoption.

     Additionally, for awards granted after adoption, MetLife, Inc. changed its policy from recognizing expense for stock-based awards over the requisite service period to recognizing such expense over the shorter of the requisite service period or the period to attainment of retirement-eligibility.

     Prior to the adoption of SFAS 123(r), the Company presented tax benefits of deductions resulting from the exercise of stock options within operating cash flows in the consolidated statements of cash flows. SFAS 123(r) requires tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options be classified and reported as a financing cash inflow upon adoption of SFAS 123(r).

  Other Pronouncements

     Effective January 1, 2008, the Company adopted FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. Upon adoption of FSP 39-1, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2008, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6") prospectively. EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. The adoption of EITF 07-6 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2007, the Company adopted FSP No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction ("FSP 13-2"). FSP 13-2 amends SFAS No. 13, Accounting for Leases, to require that a lessor review the projected timing of income tax cash flows generated by a leveraged lease annually or more frequently if events or circumstances indicate that a change in timing has occurred or is projected to occur. In addition, FSP 13-2 requires that the change in the net investment balance resulting from the recalculation be recognized as a gain or loss from continuing operations in the same line item in which leveraged lease income is recognized in the year in which the assumption is changed. The adoption of FSP 13-2 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively EITF Issue No. 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues ("EITF 05-7"). EITF 05-7 provides guidance on whether a modification of conversion options embedded in debt results in an extinguishment of that debt. In certain situations, companies may change the terms of an embedded conversion option as part of a debt modification. The EITF concluded that the change in the fair value of an embedded conversion option upon modification should be included in the analysis of EITF Issue No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, to determine whether a modification or extinguishment has occurred and that a change in the fair value of a conversion option should be recognized upon the modification as a discount (or premium) associated with the debt, and an increase (or decrease) in additional paid-in capital. The adoption of EITF 05-7 did not have a material impact on the Company's consolidated financial statements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Effective January 1, 2006, the Company adopted EITF Issue No. 05-8, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature ("EITF 05-8"). EITF 05-8 concludes that: (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference; and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid-in capital. EITF 05-8 was applied retrospectively for all instruments with a beneficial conversion feature accounted for in accordance with EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The adoption of EITF 05-8 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160"). In April 2009, the FASB also issued FSP 141(r)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies ("FSP 141(r)-1"). Under these pronouncements:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition-date fair value can be reasonably determined. If the fair value is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations after that date. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company will apply the guidance in SFAS 141(r), and FSP 141(r)-1 prospectively on its accounting for future acquisitions and does not expect the adoption of SFAS 160 to have a material impact on the Company's consolidated financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-6, Equity Method Investment Accounting Considerations ("EITF 08-6"). EITF 08-6 addresses a number of issues associated with the impact that SFAS 141(r) and SFAS 160 might have on the accounting for equity method investments, including how an equity method investment should initially be measured, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 08-6 to have a material impact on the Company's consolidated financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-7, Accounting for Defensive Intangible Assets ("EITF 08-7"). EITF 08-7 requires that an acquired defensive intangible asset (i.e., an asset an entity does not intend to actively use, but rather, intends to prevent others from using) be accounted for as a separate unit of accounting at time of acquisition, not combined with the acquirer's existing intangible assets. In addition, the EITF concludes that a defensive intangible asset may not be considered immediately abandoned following its acquisition or have indefinite life. The Company will apply the guidance of EITF 08-7 prospectively to its intangible assets acquired after fiscal years beginning on or after December 15, 2008.

     In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This change is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(r) and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for determining useful lives and related disclosures will be applied prospectively to intangible assets acquired as of, and subsequent to, the effective date.

  Derivative Financial Instruments

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will provide all of the material required disclosures in the appropriate future interim and annual periods.

  Other Pronouncements

     In December 2008, the FASB issued FSP No. FAS 132(r)-1, Employers' Disclosures about Postretirement Benefit Plan Assets ("FSP 132(r)-1"). FSP 132(r)-1 amends SFAS No. 132(r), Employers' Disclosures about Pensions and Other Postretirement Benefits to enhance the transparency surrounding the types of assets and associated risks in an employer's defined benefit pension or other postretirement plan. The FSP requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS 157. FSP 132(r)-1 is effective for fiscal years ending after December 15, 2009. The Company will provide all of the material required disclosures in the appropriate future annual period.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In September 2008, the FASB ratified the consensus on EITF Issue No. 08-5, Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement ("EITF 08-5"). EITF 08-5 concludes that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, EITF 08-5 requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value. EITF 08-5 is effective in the first reporting period beginning after December 15, 2008 and will be applied prospectively, with the effect of initial application included in the change in fair value of the liability in the period of adoption. The Company does not expect the adoption of EITF 08-5 to have a material impact on the Company's consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of FSP 140-3 to have a material impact on its consolidated financial statements.

2.  ACQUISITIONS AND DISPOSITIONS

  DISPOSITION OF REINSURANCE GROUP OF AMERICA, INCORPORATED

     On September 12, 2008, MetLife, Inc. completed a tax-free split-off of its majority-owned subsidiary, Reinsurance Group of America, Incorporated ("RGA"). In connection with this transaction, General American Life Insurance Company ("GALIC") dividended to Metropolitan Life Insurance Company and Metropolitan Life Insurance Company dividended to MetLife, Inc. substantially all of its interests in RGA at a value of $1,318 million. The net book value of RGA at the time of the dividend was $1,716 million. The loss recognized in connection with the dividend was $398 million. Metropolitan Life Insurance Company, through its investment in GALIC, retained 3,000,000 shares of RGA Class A common stock. These shares are marketable equity securities which do not constitute significant continuing involvement in the operations of RGA; accordingly, they have been classified within equity securities in the consolidated financial statements of the Company at a cost basis of $157 million which is equivalent to the net book value of the shares. The carrying value will be adjusted to fair value at each subsequent reporting date. The Company has agreed to dispose of the remaining shares of RGA within the next five years. In connection with the Company's agreement to dispose of the remaining shares, the Company also recognized, in its provision for income tax on continuing operations, a deferred tax liability of $16 million which represents the difference between the book and taxable basis of the remaining investment in RGA.

     The impact of the disposition of the Company's investment in RGA is reflected in the Company's consolidated financial statements as discontinued operations. The disposition of RGA results in the elimination of the Company's Reinsurance segment. The Reinsurance segment was comprised of the results of RGA, which at disposition became discontinued operations of Corporate & Other, and the interest on economic capital, which has been reclassified to the continuing operations of Corporate & Other. See Note 18 for reclassifications related to discontinued operations and Note 17 for segment information.

  OTHER ACQUISITIONS AND DISPOSITIONS

     See Note 15 for information on the contribution from MetLife, Inc. in the form of intangible assets related to VOCRA from a 2008 acquisition by MetLife, Inc.

     On October 20, 2006, MetLife, Inc. sold its subsidiary, Citicorp Life Insurance Company and its subsidiary, First Citicorp Life Insurance Company (collectively, "CLIC") to the Company for $135 million in cash consideration. The net assets of CLIC acquired by the Company were $154 million. The excess of the net assets of CLIC received over the purchase price resulted in an increase of $19 million in additional paid-in capital. In connection

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


with the sale and merger of CLIC with and into Metropolitan Life Insurance Company, MetLife, Inc. contributed $17 million to the Company. See Note 15.

     On September 30, 2006, the Company acquired MetLife Retirement Services LLC (formerly, CitiStreet Retirement Services LLC), and its subsidiaries from an affiliate, Metropolitan Tower Life Insurance Company ("MTL") for approximately $58 million in cash consideration settled in the fourth quarter of 2006. The assets acquired are principally comprised of $52 million related to the VOCRA. Further information on VOCRA is described in Note 7.

     On July 1, 2005, MetLife, Inc. completed the acquisition of The Travelers Insurance Company, excluding certain assets, most significantly, Primerica, from Citigroup Inc. ("Citigroup"), and substantially all of Citigroup's international insurance business (collectively, "Travelers"). On September 30, 2006, the Company received a capital contribution, as described in Note 15, from MetLife, Inc. of $377 million in the form of intangible assets related to the VODA of $389 million, net of deferred income tax of $12 million, for which the Company receives the benefit. The VODA originated through MetLife, Inc.'s acquisition of Travelers and was transferred at its amortized cost basis. Further information on VODA is described in Note 7.

     See Note 18 for information on the disposition of SSRM Holdings, Inc ("SSRM").

3.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity and equity securities, and the percentage that each sector represents by the respective total holdings at:

                                                      DECEMBER 31, 2008
                                      -------------------------------------------------
                                       COST OR    GROSS UNREALIZED
                                      AMORTIZED   ----------------    ESTIMATED    % OF
                                         COST      GAIN      LOSS    FAIR VALUE   TOTAL
                                      ---------   ------   -------   ----------   -----
                                                        (IN MILLIONS)
U.S. corporate securities...........   $ 49,334   $  770   $ 6,352    $ 43,752     35.8%
Residential mortgage-backed
  securities........................     25,659      539     3,145      23,053     18.9
Foreign corporate securities........     23,898      435     4,109      20,224     16.5
U.S. Treasury/agency securities.....     12,884    3,052        --      15,936     13.0
Commercial mortgage-backed
  securities........................     11,502       11     2,436       9,077      7.4
Asset-backed securities.............      8,490       14     2,193       6,311      5.2
Foreign government securities.......      2,436      464       125       2,775      2.3
State and political subdivision
  securities........................      1,225       31       155       1,101      0.9
Other fixed maturity securities.....         --       --        --          --       --
                                       --------   ------   -------    --------    -----
  Total fixed maturity securities
     (1), (2).......................   $135,428   $5,316   $18,515    $122,229    100.0%
                                       ========   ======   =======    ========    =====
Common stock........................   $  1,358   $   29   $    96    $  1,291     56.2%
Non-redeemable preferred stock (1)..      1,573        1       567       1,007     43.8
                                       --------   ------   -------    --------    -----
  Total equity securities...........   $  2,931   $   30   $   663    $  2,298    100.0%
                                       ========   ======   =======    ========    =====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                       DECEMBER 31, 2007
                                       ------------------------------------------------
                                                        GROSS
                                        COST OR       UNREALIZED
                                       AMORTIZED   ---------------    ESTIMATED    % OF
                                          COST      GAIN     LOSS    FAIR VALUE   TOTAL
                                       ---------   ------   ------   ----------   -----
                                                         (IN MILLIONS)
U.S. corporate securities............   $ 50,087   $1,488   $1,195    $ 50,380     33.1%
Residential mortgage-backed
  securities.........................     35,773      444      237      35,980     23.6
Foreign corporate securities.........     24,663    1,414      454      25,623     16.8
U.S. Treasury/agency securities......     14,271    1,296        1      15,566     10.2
Commercial mortgage-backed
  securities.........................     12,481      204      100      12,585      8.3
Asset-backed securities..............      7,034       32      309       6,757      4.5
Foreign government securities........      3,855      850       18       4,687      3.1
State and political subdivision
  securities.........................        467       13        9         471      0.3
Other fixed maturity securities......        234       12       29         217      0.1
                                        --------   ------   ------    --------    -----
  Total fixed maturity securities
     (1), (2)........................   $148,865   $5,753   $2,352    $152,266    100.0%
                                        ========   ======   ======    ========    =====
Common stock.........................   $  1,988   $  540   $   93    $  2,435     58.4%
Non-redeemable preferred stock (1)...      1,909       33      210       1,732     41.6
                                        --------   ------   ------    --------    -----
  Total equity securities............   $  3,897   $  573   $  303    $  4,167    100.0%
                                        ========   ======   ======    ========    =====



--------

   (1) The Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the security has a punitive interest rate step-up feature as it believes in most instances this feature will compel the issuer to redeem the security at the specified call date. Perpetual securities that do not have a punitive interest rate step-up feature are classified as non-redeemable preferred stock. Many of such securities have been issued by non-U.S. financial institutions that are accorded Tier 1 and Upper Tier 2 capital treatment by their respective regulatory bodies and are commonly referred to as "perpetual hybrid securities." Perpetual hybrid securities classified as non-redeemable preferred stock held by the Company at December 31, 2008 and 2007 had an estimated fair value of $885 million and $1,412 million, respectively. In addition, the Company held $122 million and $320 million at estimated fair value, respectively, at December 31, 2008 and 2007 of other perpetual hybrid securities, primarily U.S. financial institutions, also included in non-redeemable preferred stock. Perpetual hybrid securities held by the Company and included within fixed maturity securities (primarily within foreign corporate securities) at December 31, 2008 and 2007 had an estimated fair value of $1,426 million and $2,769 million, respectively. In addition, the Company held $7 million and $20 million at estimated fair value, respectively, at December 31, 2008 and 2007 of other perpetual hybrid securities, primarily U.S. financial institutions, included in fixed maturity securities.

   (2) At December 31, 2008 and 2007 the Company also held $1,495 million and $2,557 million at estimated fair value, respectively, of redeemable preferred stock which have stated maturity dates which are included within fixed maturity securities. These securities are primarily issued by U.S. financial institutions, have cumulative interest deferral features and are commonly referred to as "capital securities" within U.S. corporate securities.

     The Company held foreign currency derivatives with notional amounts of $7.3 billion and $7.8 billion to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2008 and 2007, respectively.

     Below Investment Grade or Non Rated Fixed Maturity Securities. The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


that totaled $8.4 billion and $11.6 billion at December 31, 2008 and 2007, respectively. These securities had net unrealized gains (losses) of ($3,275) million and $94 million at December 31, 2008 and 2007, respectively.

     Non-Income Producing Fixed Maturity Securities. Non-income producing fixed maturity securities at estimated fair value were $59 million and $12 million at December 31, 2008 and 2007, respectively. Net unrealized gains (losses) associated with non-income producing fixed maturity securities were ($17) million and $11 million at December 31, 2008 and 2007, respectively.

     Fixed Maturity Securities Credit Enhanced by Financial Guarantee
Insurers. At December 31, 2008, $2,438 million of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantee insurers of which $1,463 million, $515 million, $426 million and $34 million are included within U.S. corporate securities, asset-backed securities, state and political subdivision securities, and residential mortgage-backed securities, respectively, and 11% and 74% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively. Approximately, 68% of the asset-backed securities that are credit enhanced by financial guarantee insurers are asset-backed securities which are backed by sub-prime mortgage loans.

     Concentrations of Credit Risk (Fixed Maturity Securities). The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

     The Company is not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity, other than securities of the U.S. government and certain U.S. government agencies. At December 31, 2008 and 2007, the Company's holdings in U.S. Treasury and agency fixed maturity securities at estimated fair value were $15.9 billion and $15.6 billion, respectively. As shown in the sector table above, at December 31, 2008, the Company's three largest exposures in its fixed maturity security portfolio were U.S. corporate fixed maturity securities (35.8%), residential mortgage-backed securities (18.9%), and foreign corporate securities (16.5%); and at December 31, 2007, were U.S. corporate fixed maturity securities (33.1%), residential mortgage-backed securities (23.6%), and foreign corporate securities (16.8%).

     Concentrations of Credit Risk (Fixed Maturity Securities) -- U.S. and Foreign Corporate Securities. At December 31, 2008 and 2007, the Company's holdings in U.S. corporate and foreign corporate fixed maturity securities at estimated fair value were $64.0 billion and $76.0 billion, respectively. The Company maintains a diversified portfolio of corporate securities across industries and issuers. The portfolio does not have exposure to any single issuer in excess of 1% of total invested assets. The exposure to the largest single issuer of corporate fixed maturity securities held at December 31, 2008 and 2007 was $992 million and $830 million, respectively. At December 31, 2008 and 2007, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $6.2 billion and $5.5 billion, respectively, the total of these ten issuers being less than 3% of the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Company's total invested assets at such dates. The table below shows the major industry types that comprise the corporate fixed maturity holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Foreign (1).................................    $20,224     31.6%    $25,623     33.7%
Industrial..................................     10,240     16.0      11,782     15.5
Finance.....................................      9,660     15.1      13,034     17.2
Consumer....................................      9,120     14.3      10,779     14.2
Utility.....................................      8,798     13.8       9,123     12.0
Communications..............................      3,810      5.9       5,121      6.7
Other.......................................      2,124      3.3         541      0.7
                                                -------    -----     -------    -----
  Total.....................................    $63,976    100.0%    $76,003    100.0%
                                                =======    =====     =======    =====



--------

   (1) Includes U.S. dollar-denominated debt obligations of foreign obligors, and other fixed maturity foreign investments.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Residential Mortgage-Backed Securities. The Company's residential mortgage-backed securities consist of the following holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Residential mortgage-backed securities:
  Collateralized mortgage obligations.......    $17,343     75.2%    $24,187     67.2%
  Pass-through securities...................      5,710     24.8      11,793     32.8
                                                -------    -----     -------    -----
Total residential mortgage-backed
  securities................................    $23,053    100.0%    $35,980    100.0%
                                                =======    =====     =======    =====



     Collateralized mortgage obligations are a type of mortgage-backed security that creates separate pools or tranches of pass-through cash flows for different classes of bondholders with varying maturities. Pass-through mortgage-backed securities are a type of asset-backed security that is secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments, and for fee, remits or passes these payments through to the holders of the pass-through securities.

     At December 31, 2008, the exposures in the Company's residential mortgage-backed securities portfolio consist of agency, prime, and alternative residential mortgage loans ("Alt-A") securities of 66%, 24%, and 10% of the total holdings, respectively. At December 31, 2008 and 2007, $21.3 billion and $35.8 billion, respectively, or 93% and 99% respectively of the residential mortgage-backed securities were rated Aaa/AAA by Moody's Investors Service ("Moody's"), S&P, or Fitch Ratings ("Fitch"). The majority of the agency residential mortgage-backed securities are guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. Prime residential mortgage lending includes the origination of residential mortgage loans to the most credit-worthy customers with high quality credit profiles. Alt-A residential mortgage loans are a classification of mortgage loans where the risk profile of the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


borrower falls between prime and sub-prime. At December 31, 2008 and 2007, the Company's Alt-A residential mortgage-backed securities exposure was $2.3 billion and $4.2 billion, respectively, with an unrealized loss of $1,315 million and $91 million, respectively. At December 31, 2008 and 2007, $1.5 billion and $4.2 billion, respectively, or 64% and 100%, respectively, of the Company's Alt-A residential mortgage-backed securities were rated Aa/AA or better by Moody's, S&P or Fitch. In December 2008, certain Alt-A residential mortgage-backed securities experienced ratings downgrades from investment grade to below investment grade, contributing to the decrease year over year cited above in those securities rated Aa/AA or better. At December 31, 2008 the Company's Alt-A holdings are distributed as follows: 24% 2007 vintage year, 26% 2006 vintage year; and 50% in the 2005 and prior vintage years. In January 2009, Moody's revised its loss projections for Alt-A residential mortgage-backed securities, and the Company anticipates that Moody's will be downgrading virtually all 2006 and 2007 vintage year Alt-A securities to below investment grade, which will increase the percentage of the Company's Alt-A residential mortgage-backed securities portfolio that will be rated below investment grade. Vintage year refers to the year of origination and not to the year of purchase.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Commercial Mortgage-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in commercial mortgage-backed securities was $9.1 billion and $12.6 billion, respectively, at estimated fair value. At December 31, 2008 and 2007, $8.5 billion and $11.1 billion, respectively, of the estimated fair value, or 94% and 88%, respectively, of the commercial mortgage-backed securities were rated Aaa/AAA by Moody's, S&P, or Fitch. At December 31, 2008, the rating distribution of the Company's commercial mortgage-backed securities holdings was as follows: 94% Aaa, 4% Aa, 1% A, and 1% Baa. At December 31, 2008, 83% of the holdings are in the 2005 and prior vintage years. At December 31, 2008, the Company had no exposure to CMBX securities and its holdings of commercial real estate collateralized debt obligations securities was $46 million at estimated fair value.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Asset-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in asset-backed securities was $6.3 billion and $6.8 billion, respectively, at estimated fair value. The Company's asset-backed securities are diversified both by sector and by issuer. At December 31, 2008 and 2007, $4.8 billion and $3.8 billion, respectively, or 76% and 56%, respectively, of total asset-backed securities were rated Aaa/AAA by Moody's, S&P or Fitch. At December 31, 2008, the largest exposures in the Company's asset-backed securities portfolio were credit card receivables, residential mortgage-backed securities backed by sub-prime mortgage loans, automobile receivables and student loan receivables of 47%, 12%, 11% and 10% of the total holdings, respectively. Sub-prime mortgage lending is the origination of residential mortgage loans to customers with weak credit profiles. At December 31, 2008 and 2007, the Company had exposure to fixed maturity securities backed by sub-prime mortgage loans with estimated fair values of $0.7 billion and $1.2 billion, respectively, and unrealized losses of $457 million and $119 million, respectively. At December 31, 2008, 49% of the asset-backed securities backed by sub-prime mortgage loans have been guaranteed by financial guarantee insurers, of which 21% and 34% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively.

     Concentrations of Credit Risk (Equity Securities). The Company is not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity in its equity securities holdings.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                            DECEMBER 31,
                                          -----------------------------------------------
                                                   2008                     2007
                                          ----------------------   ----------------------
                                          AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                             COST     FAIR VALUE      COST     FAIR VALUE
                                          ---------   ----------   ---------   ----------
                                                           (IN MILLIONS)
Due in one year or less.................   $  3,491    $  3,500     $  2,629    $  2,726
Due after one year through five years...     21,495      19,741       26,725      27,473
Due after five years through ten years..     27,411      24,402       24,349      24,739
Due after ten years.....................     37,380      36,145       39,874      42,006
                                           --------    --------     --------    --------
  Subtotal..............................     89,777      83,788       93,577      96,944
Mortgage-backed and asset-backed
  securities............................     45,651      38,441       55,288      55,322
                                           --------    --------     --------    --------
  Total fixed maturity securities.......   $135,428    $122,229     $148,865    $152,266
                                           ========    ========     ========    ========



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     2008       2007      2006
                                                   --------   -------   -------
                                                           (IN MILLIONS)
Fixed maturity securities........................  $(13,199)  $ 3,885   $ 4,685
Equity securities................................      (633)      251       483
Derivatives......................................        14      (358)     (238)
Minority interest................................        --      (150)     (159)
Other............................................        56       (22)       --
                                                   --------   -------   -------
  Subtotal.......................................   (13,762)    3,606     4,771
                                                   --------   -------   -------
Amounts allocated from:
  Insurance liability loss recognition...........        (1)     (366)     (806)
  DAC and VOBA...................................     2,000      (420)     (239)
  Policyholder dividend obligation...............        --      (789)   (1,062)
                                                   --------   -------   -------
     Subtotal....................................     1,999    (1,575)   (2,107)
                                                   --------   -------   -------
Deferred income tax..............................     4,062      (689)     (968)
                                                   --------   -------   -------
  Subtotal.......................................     6,061    (2,264)   (3,075)
                                                   --------   -------   -------
Net unrealized investment gains (losses).........  $ (7,701)  $ 1,342   $ 1,696
                                                   ========   =======   =======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The changes in net unrealized investment gains (losses) are as follows:

                                                YEARS ENDED DECEMBER 31,
                                             ------------------------------
                                               2008       2007       2006
                                             --------   --------   --------
                                                      (IN MILLIONS)
Balance, at January 1,.....................  $  1,342    $ 1,696    $1,809
Unrealized investment gains (losses) during
  the year.................................   (17,455)    (1,165)     (966)
Unrealized investment losses of subsidiary
  at the date of dividend of interests.....        87         --        --
Unrealized investment gains (losses)
  relating to:
  Insurance liability gain (loss)
     recognition...........................       365        440       453
  DAC and VOBA.............................     2,438       (181)      (91)
  DAC and VOBA of subsidiary at date of
     dividend of interests.................       (18)        --        --
  Policyholder dividend obligation.........       789        273       430
  Deferred income tax......................     4,797        279        61
  Deferred income tax of subsidiary at date
     of dividend of interests..............       (46)        --        --
                                             --- ----    -------    ------
Balance, at December 31,...................  $ (7,701)   $ 1,342    $1,696
                                             === ====    =======    ======
Change in net unrealized investment gains
  (losses).................................  $ (9,043)   $  (354)   $ (113)
                                             === ====    =======    ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                     DECEMBER 31, 2008
                                   -------------------------------------------------------------------------------------
                                                                  EQUAL TO OR GREATER THAN
                                       LESS THAN 12 MONTHS               12 MONTHS                      TOTAL
                                   ---------------------------  ---------------------------  ---------------------------
                                    ESTIMATED       GROSS        ESTIMATED       GROSS        ESTIMATED       GROSS
                                   FAIR VALUE  UNREALIZED LOSS  FAIR VALUE  UNREALIZED LOSS  FAIR VALUE  UNREALIZED LOSS
                                   ----------  ---------------  ----------  ---------------  ----------  ---------------
                                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities........    $20,927        $2,988        $11,002        $3,364        $31,929       $ 6,352
Residential mortgage-backed
  securities.....................      6,833         1,958          2,561         1,187          9,394         3,145
Foreign corporate securities.....     10,899         2,370          4,421         1,739         15,320         4,109
U.S. Treasury/agency securities..         34            --             --            --             34            --
Commercial mortgage-backed
  securities.....................      6,828         1,250          2,112         1,186          8,940         2,436
Asset-backed securities..........      3,708           717          2,418         1,476          6,126         2,193
Foreign government securities....        555            86            128            39            683           125
State and political subdivision
  securities.....................        586           117            106            38            692           155
Other fixed maturity securities..         --            --             --            --             --            --
                                     -------        ------        -------        ------        -------       -------
  Total fixed maturity
     securities..................    $50,370        $9,486        $22,748        $9,029        $73,118       $18,515
                                     =======        ======        =======        ======        =======       =======
Equity securities................    $   505        $  199        $   694        $  464        $ 1,199       $   663
                                     =======        ======        =======        ======        =======       =======
Total number of securities in an
  unrealized loss position.......      4,556                        2,038
                                     =======                      =======




                                                                     DECEMBER 31, 2007
                                   -------------------------------------------------------------------------------------
                                                                  EQUAL TO OR GREATER THAN
                                       LESS THAN 12 MONTHS               12 MONTHS                      TOTAL
                                   ---------------------------  ---------------------------  ---------------------------
                                    ESTIMATED       GROSS        ESTIMATED       GROSS        ESTIMATED       GROSS
                                   FAIR VALUE  UNREALIZED LOSS  FAIR VALUE  UNREALIZED LOSS  FAIR VALUE  UNREALIZED LOSS
                                   ----------  ---------------  ----------  ---------------  ----------  ---------------
                                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities........    $16,906        $  834        $ 5,621         $361         $22,527        $1,195
Residential mortgage-backed
  securities.....................      9,116           174          3,730           63          12,846           237
Foreign corporate securities.....      6,594           286          3,119          168           9,713           454
U.S. Treasury/agency securities..        124             1            279           --             403             1
Commercial mortgage-backed
  securities.....................      1,613            54          2,200           46           3,813           100
Asset-backed securities..........      4,584           242            740           67           5,324           309
Foreign government securities....        357            13            136            5             493            18
State and political subdivision
  securities.....................        128             6             66            3             194             9
Other fixed maturity securities..         74            29             --           --              74            29
                                     -------        ------        -------         ----         -------        ------
  Total fixed maturity
     securities..................    $39,496        $1,639        $15,891         $713         $55,387        $2,352
                                     =======        ======        =======         ====         =======        ======
Equity securities................    $ 1,778        $  264        $   281         $ 39         $ 2,059        $  303
                                     =======        ======        =======         ====         =======        ======
Total number of securities in an
  unrealized loss position.......      2,767                        2,468
                                     =======                      =======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                                DECEMBER 31, 2008
                                         --------------------------------------------------------------
                                               COST OR                GROSS               NUMBER OF
                                            AMORTIZED COST       UNREALIZED LOSS         SECURITIES
                                         -------------------   -------------------   ------------------
                                         LESS THAN    20% OR   LESS THAN    20% OR   LESS THAN   20% OR
                                            20%        MORE       20%        MORE       20%       MORE
                                         ---------   -------   ---------   -------   ---------   ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months..................    $22,435    $31,160     $1,677    $11,043     1,894      1,902
Six months or greater but less than
  nine months.........................      9,681      1,325        941        676       656         97
Nine months or greater but less than
  twelve months.......................     10,482      2,119      1,185      1,165       507        122
Twelve months or greater..............     14,076        355      1,598        230       915         37
                                          -------    -------     ------    -------
  Total...............................    $56,674    $34,959     $5,401    $13,114
                                          =======    =======     ======    =======
EQUITY SECURITIES:
Less than six months..................    $   329    $   757     $   49    $   336       229        410
Six months or greater but less than
  nine months.........................         15        301          2        146         5         22
Nine months or greater but less than
  twelve months.......................          2        340         --        125         1         14
Twelve months or greater..............        118         --          5         --        11         --
                                          -------    -------     ------    -------
  Total...............................    $   464    $ 1,398     $   56    $   607
                                          =======    =======     ======    =======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                DECEMBER 31, 2007
                                          ------------------------------------------------------------
                                                COST OR               GROSS              NUMBER OF
                                            AMORTIZED COST       UNREALIZED LOSS        SECURITIES
                                          ------------------   ------------------   ------------------
                                          LESS THAN   20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                             20%       MORE       20%       MORE       20%       MORE
                                          ---------   ------   ---------   ------   ---------   ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months...................    $26,208     $819      $  760     $232      1,865        80
Six months or greater but less than
  nine months..........................      8,522        6         397        1        573         3
Nine months or greater but less than
  twelve months........................      5,925       --         344       --        432        --
Twelve months or greater...............     16,249       10         614        4      1,236         6
                                           -------     ----      ------     ----
  Total................................    $56,904     $835      $2,115     $237
                                           =======     ====      ======     ====
EQUITY SECURITIES:
Less than six months...................    $ 1,121     $296      $   96     $ 97        963       394
Six months or greater but less than
  nine months..........................        324       --          37       --        144        --
Nine months or greater but less than
  twelve months........................        353       --          44       --         58         1
Twelve months or greater...............        268       --          29       --         74        --
                                           -------     ----      ------     ----
  Total................................    $ 2,066     $296      $  206     $ 97
                                           =======     ====      ======     ====



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     At December 31, 2008 and 2007, $5.4 billion and $2.1 billion, respectively, of unrealized losses related to fixed maturity securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 10% and 4%, respectively, of the cost or amortized cost of such securities. At December 31, 2008 and 2007, $56 million and $206 million, respectively, of unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost, which represented 12% and 10%, respectively, of the cost of such securities.

     At December 31, 2008, $13.1 billion and $607 million of unrealized losses related to fixed maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 38% and 43% of the cost or amortized cost of such fixed maturity securities and equity securities, respectively. Of such unrealized losses of $13.1 billion and $607 million, $11.0 billion and $336 million related to fixed maturity securities and equity securities, respectively, that were in an unrealized loss position for a period of less than six months. At December 31, 2007, $237 million and $97 million of unrealized losses related to fixed

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 28% and 33% of the cost or amortized cost of such fixed maturity securities and equity securities, respectively. Of such unrealized losses of $237 million and $97 million, $232 million and $97 million related to fixed maturity securities and equity securities, respectively, that were in an unrealized loss position for a period of less than six months.

     The Company held 440 fixed maturity securities and 28 equity securities, each with a gross unrealized loss at December 31, 2008 of greater than $10 million. These 440 fixed maturity securities represented 46% or $8.6 billion in the aggregate, of the gross unrealized loss on fixed maturity securities. These 28 equity securities represented 73% or $484 million in the aggregate, of the gross unrealized loss on equity securities. The Company held 13 fixed maturity securities and three equity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These 13 fixed maturity securities represented 8% or $180 million in the aggregate, of the gross unrealized loss on fixed maturity securities. These three equity securities represented 15% or $44 million in the aggregate, of the gross unrealized loss on equity securities. The fixed maturity and equity securities, each with a gross unrealized loss greater than $10 million increased $8.8 billion during the year ended December 31, 2008. These securities were included in the regular evaluation of whether such securities are other-than-temporarily impaired. Based upon the Company's current evaluation of these securities in accordance with its impairment policy, the cause of the decline being primarily attributable to a rise in market yields caused principally by an extensive widening of credit spreads which resulted from a lack of market liquidity and a short-term market dislocation versus a long-term deterioration in credit quality, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that these securities are not other-than-temporarily impaired.

     In the Company's impairment review process, the duration of, and severity of, an unrealized loss position, such as unrealized losses of 20% or more for equity securities, which was $607 million and $97 million at December 31, 2008 and 2007, respectively, is given greater weight and consideration, than for fixed maturity securities. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for an equity security, greater weight and consideration is given by the Company to a decline in market value and the likelihood such market value decline will recover.

     Equity securities with an unrealized loss of 20% or more for six months or greater was $271 million at December 31, 2008, of which $269 million of the unrealized losses, or 99%, are for investment grade non-redeemable preferred securities. Of the $269 million of unrealized losses for investment grade non-redeemable preferred securities, $264 million of the unrealized losses, or 98%, was comprised of unrealized losses on investment grade financial services industry non-redeemable preferred securities, of which 86% are rated A or higher.

     Equity securities with an unrealized loss of 20% or more for less than six months was $336 million at December 31, 2008 of which $278 million of the unrealized losses, or 83%, are for non-redeemable preferred securities, of which $274 million, of the unrealized losses, or 99% are for investment grade non-redeemable preferred securities. All of the $274 million of unrealized losses for investment grade non-redeemable preferred securities are for financial services industry non-redeemable preferred securities, of which 87% are rated A or higher.

     There were no equity securities with an unrealized loss of 20% or more for twelve months or greater.

     In connection with the equity securities impairment review process during 2008, the Company evaluated its holdings in non-redeemable preferred securities, particularly those of financial services industry companies. The Company considered several factors including whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of non-redeemable preferred securities with a severe or an extended unrealized

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


loss. With respect to common stock holdings, the Company considered the duration and severity of the securities in an unrealized loss position of 20% or more; and the duration of securities in an unrealized loss position of 20% or less with in an extended unrealized loss position (i.e., 12 months or more).

     At December 31, 2008, there are $607 million of equity securities with an unrealized loss of 20% or more, of which $547 million of the unrealized losses, or 90%, were for non-redeemable preferred securities. Through December 31, 2008, $543 million of the unrealized losses of 20% or more, or 99%, of the non-redeemable preferred securities were investment grade securities, of which, $538 million of the unrealized losses of 20% or more, or 99%, are investment grade financial services industry non-redeemable preferred securities; and all non-redeemable preferred securities with unrealized losses of 20% or more, regardless of rating, have not deferred any dividend payments.

     Also, the Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities, and with respect to fixed maturity securities, it has the ability and intent to hold until the earlier of the recovery in value, or until maturity, and with respect to equity securities, it has the ability and intent to hold until the recovery in value. Future other-than-temporary impairments will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and other of the above factors continue to deteriorate, additional other-than-temporary impairments may be incurred in upcoming quarters.

     At December 31, 2008 and 2007, the Company's gross unrealized losses related to its fixed maturity and equity securities of $19.2 billion and $2.7 billion, respectively, were concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
SECTOR:
  U.S. corporate securities..................................    33%      45%
  Foreign corporate securities...............................    21       17
  Residential mortgage-backed securities.....................    16        9
  Commercial mortgage-backed securities......................    13        4
  Asset-backed securities....................................    11       12
  Other......................................................     6       13
                                                                ---      ---
     Total...................................................   100%     100%
                                                                ===      ===
INDUSTRY:
  Mortgage-backed............................................    29%      13%
  Finance....................................................    24       34
  Consumer...................................................    12        3
  Asset-backed...............................................    11       12
  Utility....................................................    10        9
  Communication..............................................     5        1
  Industrial.................................................     4       20
  Other......................................................     5        8
                                                                ---      ---
     Total...................................................   100%     100%
                                                                ===      ===


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                      2008      2007      2006
                                                    -------   -------   -------
                                                           (IN MILLIONS)
Fixed maturity securities.........................  $(1,062)   $(284)    $(575)
Equity securities.................................      (90)     133        67
Mortgage and consumer loans.......................      (88)       4       (16)
Real estate and real estate joint ventures........      (18)      45        38
Other limited partnership interests...............     (131)      35         2
Freestanding derivatives..........................    3,257     (526)     (470)
Embedded derivatives..............................    1,744       15         5
Other.............................................     (140)     291       115
                                                    -------    -----     -----
  Net investment gains (losses)...................  $ 3,472    $(287)    $(834)
                                                    =======    =====     =====



     See "-- Related Party Investment Transactions" for discussion of affiliated net investment gains (losses) related to internal asset transfers included in other in the table above. See also Note 8 for discussion of affiliated net investment gains (losses) included in embedded derivatives in the table above.

     Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as follows:

                              FIXED MATURITY SECURITIES      EQUITY SECURITIES                TOTAL
                             -------------------------- -------------------------- --------------------------
                               2008     2007     2006     2008     2007     2006     2008     2007     2006
                             -------- -------- -------- -------- -------- -------- -------- -------- --------
                                                               (IN MILLIONS)
Proceeds....................  $42,785  $52,377  $55,090  $1,888    $760     $565    $44,673  $53,137  $55,655
                             ======== ======== ======== ======== ======== ======== ======== ======== ========
Gross investment gains......      631      343      250     412     176      107      1,043      519      357
                             -------- -------- -------- -------- -------- -------- -------- -------- --------
Gross investment losses.....     (911)    (589)    (812)   (218)    (27)     (18)    (1,129)    (616)    (830)
                             -------- -------- -------- -------- -------- -------- -------- -------- --------
Writedowns..................
     Credit-related.........     (668)     (38)     (13)    (38)     --       --       (706)     (38)     (13)
     Other than credit-
       related (1)..........     (114)      --       --    (246)    (16)     (22)      (360)     (16)     (22)
                             -------- -------- -------- -------- -------- -------- -------- -------- --------
     Total writedowns.......     (782)     (38)     (13)   (284)    (16)     (22)    (1,066)     (54)     (35)
                             -------- -------- -------- -------- -------- -------- -------- -------- --------
  Net investment gains
     (losses)...............  $(1,062) $  (284) $  (575) $  (90)   $133     $ 67    $(1,152) $  (151) $  (508)
                             ======== ======== ======== ======== ======== ======== ======== ======== ========



--------

   (1) Other-than credit-related writedowns include items such as equity securities where the primary reason for the writedown was the severity and/or the duration of an unrealized loss position and fixed maturity securities where an interest-rate related writedown was taken.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $1,066 million, $54 million and $35 million for the years ended December 31, 2008, 2007 and 2006, respectively. The substantial increase in 2008 over 2007 was driven by writedowns totaling

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


$579 million of financial services industry securities holdings, comprised of $361 million of fixed maturity securities and $218 million of equity securities.

     Overall, of the $782 million of fixed maturity security writedowns in 2008, $361 million were on financial services industry services holdings; $180 million were on communication and consumer industries holdings; $61 million on asset-backed (substantially all are backed by or exposed to sub-prime mortgage loans); and $180 million in fixed maturity security holdings that the Company either lacked the intent to hold, or due to extensive credit spread widening, the Company was uncertain of its intent to hold these fixed maturity securities for a period of time sufficient to allow for recovery of the market value decline.

     Included within the $284 million of writedowns on equity securities in 2008 are $218 million related to the financial services industry holdings, (of which, $38 million related to the financial services industry non-redeemable preferred securities) and $66 million across several industries including consumer, communications, industrial and utility.

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                     2008      2007      2006
                                                   -------   -------   -------
                                                          (IN MILLIONS)
Fixed maturity securities........................  $ 8,830   $ 9,671   $ 9,115
Equity securities................................      174       169        42
Trading securities...............................      (21)        6        32
Mortgage and consumer loans......................    2,387     2,376     2,272
Policy loans.....................................      475       460       441
Real estate and real estate joint ventures.......      508       813       741
Other limited partnership interests..............      (92)    1,141       705
Cash, cash equivalents and short-term
  investments....................................      134       144       196
Joint venture investments........................       (1)       (6)       (8)
Other............................................      202       182       202
                                                   -------   -------   -------
  Total investment income........................   12,596    14,956    13,738
Less: Investment expenses........................    1,474     2,374     2,220
                                                   -------   -------   -------
  Net investment income..........................  $11,122   $12,582   $11,518
                                                   =======   =======   =======



     Net investment income from other limited partnership interests, including hedge funds, represents distributions from other limited partnership interests accounted for under the cost method and equity in earnings from other limited partnership interests accounted for under the equity method. Overall for 2008, the net amount recognized by the Company was a loss of $92 million resulting principally from losses on equity method investments. Such earnings and losses recognized for other limited partnership interests are impacted by volatility in the equity and credit markets. Net investment income from trading securities includes interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses) recognized on trading securities and the short sale agreements liabilities. In 2008, unrealized losses recognized on trading securities, due to the volatility in the equity and credit markets, were in excess of interest and dividends earned.

     For the years ended December 31, 2008, 2007 and 2006, affiliated net investment income included in the table above, was $29 million, $21 million and $20 million, respectively, related to fixed maturity securities; and less than $1 million, $12 million and less than $1 million, respectively, related to equity securities. For the years ended

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


December 31, 2008 and 2007, there was no affiliated investment income related to mortgage loans. For the year ended December 31, 2006, affiliated investment income related to mortgage loans was $112 million, which included the prepayment fees discussed below. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

     For the years ended December 31, 2008, 2007 and 2006, affiliated administrative service charges were $67 million, $66 million and $52 million, respectively, which reduced investment expense in the table above.

     In the fourth quarter of 2006, MTL sold its Peter Cooper Village and Stuyvesant Town properties for $5.4 billion. Upon the closing of the transaction, MTL repaid the mortgage of $770 million, including accrued interest, held by the Company on these properties and paid a prepayment fee of $68 million which was recognized as affiliated investment income related to mortgage loans included in the table above.

  SECURITIES LENDING

     The Company participates in securities lending programs whereby blocks of securities, which are included in fixed maturity securities and short-term investments are loaned to third parties, primarily major brokerage firms and commercial banks. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. Securities with a cost or amortized cost of $13.4 billion and $26.9 billion and an estimated fair value of $14.7 billion and $27.9 billion were on loan under the program at December 31, 2008 and 2007, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $15.1 billion and $28.7 billion at December 31, 2008 and 2007, respectively. Of this $15.1 billion of cash collateral at December 31, 2008, $3.5 billion was on open terms, meaning that the related loaned security could be returned to the Company on the next business day requiring return of cash collateral, and $9.4 billion and $2.2 billion, respectively, were due within 30 days and 60 days. Of the $3.4 billion of estimated fair value of the securities related to the cash collateral on open at December 31, 2008, $3.0 billion were U.S. Treasury and agency securities which, if put to the Company, can be immediately sold to satisfy the cash requirements. The remainder of the securities on loan are primarily U.S. Treasury and agency securities, and very liquid residential mortgage-backed securities. The estimated fair value of the reinvestment portfolio acquired with the cash collateral was $13.1 billion at December 31, 2008, and consisted principally of fixed maturity securities (including residential mortgage-backed, asset-backed, U.S. corporate and foreign corporate securities).

     Security collateral of $95 million on deposit from counterparties in connection with the securities lending transactions at December 31, 2008 may not be sold or repledged and is not reflected in the consolidated financial statements. There was no security collateral on deposit from counterparties in connection with the securities lending transactions at December 31, 2007.

  ASSETS ON DEPOSIT, HELD IN TRUST AND PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with an estimated fair value of $1.2 billion and $1.7 billion at December 31, 2008 and 2007, respectively, consisting primarily of fixed maturity and equity securities. The Company also held in trust cash and securities, primarily fixed maturity and equity securities with an estimated fair value of $45 million and $74 million at December 31, 2008 and 2007, respectively, to satisfy collateral requirements.

     The Company has pledged fixed maturity securities in support of its funding agreements with the Federal Home Loan Bank of New York ("FHLB of NY") of $17.8 billion and $4.8 billion at December 31, 2008 and 2007, respectively. The Company has also pledged certain agricultural real estate mortgage loans in connection with funding agreements with the Federal Agricultural Mortgage Corporation with a carrying value of $2.9 billion at

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


both December 31, 2008 and 2007. The nature of these Federal Home Loan Bank and Federal Agricultural Mortgage Corporation arrangements are described in Note 7.

     Certain of the Company's invested assets are pledged as collateral for various derivative transactions as described in Note 4. Certain of the Company's trading securities are pledged to secure liabilities associated with short sale agreements in the trading securities portfolio as described in the following section.

  TRADING SECURITIES

     The Company has a trading securities portfolio to support investment strategies that involve the active and frequent purchase and sale of securities, the execution of short sale agreements and asset and liability matching strategies for certain insurance products. Trading securities and short sale agreement liabilities are recorded at estimated fair value with subsequent changes in estimated fair value recognized in net investment income.

     At December 31, 2008 and 2007, trading securities at estimated fair value were $277 million and $457 million, respectively, and liabilities associated with the short sale agreements in the trading securities portfolio, which were included in other liabilities, were $57 million and $107 million, respectively. The Company had pledged $346 million and $407 million of its assets, at estimated fair value, primarily consisting of trading securities, as collateral to secure the liabilities associated with the short sale agreements in the trading securities portfolio at December 31, 2008 and 2007, respectively.

     Interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses) recognized on the trading securities and the related short sale agreement liabilities included within net investment income totaled ($21) million, $6 million and $32 million for the years ended December 31, 2008, 2007 and 2006, respectively. Included within unrealized gains (losses) on such trading securities and short sale agreement liabilities are changes in estimated fair value of ($17) million, ($4) million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                           DECEMBER 31,
                                              -------------------------------------
                                                     2008                2007
                                              -----------------   -----------------
                                               AMOUNT   PERCENT    AMOUNT   PERCENT
                                              -------   -------   -------   -------
                                                          (IN MILLIONS)
Commercial mortgage loans...................  $31,492     74.3%   $30,313     77.0%
Agricultural mortgage loans.................   10,826     25.7      8,985     22.8
Consumer loans..............................       12       --         63      0.2
                                              -------    -----    -------    -----
  Total.....................................   42,330    100.0%    39,361    100.0%
                                                         =====               =====
Less: Valuation allowances..................      244                 181
                                              -------             -------
  Total mortgage and consumer loans held-
     for-investment.........................   42,086              39,180
Mortgage loans held-for-sale................       19                  --
                                              -------             -------
  Mortgage and consumer loans, net..........  $42,105             $39,180
                                              =======             =======



     At December 31, 2008, mortgage loans held-for-sale include $19 million of commercial and agricultural mortgage loans held-for-sale which are carried at the lower of amortized cost or estimated fair value. At December 31, 2007, there were no mortgage loans held-for-sale.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company diversifies its mortgage loans by both geographic region and property type to reduce risk of concentration. Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2008, 20%, 7% and 7% of the value of the Company's mortgage and consumer loans were located in California, Texas and Florida, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate. As shown in the table above, commercial mortgage loans at December 31, 2008 and 2007 were $31,492 million and $30,313 million, respectively, or 74% and 77%, respectively, of total mortgage and consumer loans prior to valuation allowances. Net of valuation allowances commercial mortgage loans were $31,308 million and $30,158 million, respectively, at December 31, 2008 and 2007 and their diversity across geographic regions and property types is shown below at:

                                                 DECEMBER 31,       DECEMBER 31,
                                                     2008               2007
                                               ----------------   ----------------
                                               CARRYING    % OF   CARRYING    % OF
                                                 VALUE    TOTAL     VALUE    TOTAL
                                               --------   -----   --------   -----
                                                          (IN MILLIONS)
REGION
Pacific......................................   $ 7,586    24.3%   $ 7,334    24.3%
South Atlantic...............................     6,984    22.3      6,586    21.8
Middle Atlantic..............................     5,173    16.5      4,336    14.4
International................................     3,247    10.4      3,495    11.6
West South Central...........................     2,739     8.7      2,578     8.5
East North Central...........................     2,381     7.6      2,640     8.8
New England..................................     1,095     3.5      1,022     3.4
Mountain.....................................       920     2.9        873     2.9
West North Central...........................       664     2.1        893     3.0
East South Central...........................       313     1.0        315     1.0
Other........................................       206     0.7         86     0.3
                                                -------   -----    -------   -----
  Total......................................   $31,308   100.0%   $30,158   100.0%
                                                =======   =====    =======   =====
PROPERTY TYPE
Office.......................................   $13,532    43.2%   $13,612    45.1%
Retail.......................................     7,011    22.4      6,537    21.7
Apartments...................................     3,305    10.6      3,476    11.5
Hotel........................................     2,530     8.1      2,614     8.7
Industrial...................................     2,644     8.4      2,354     7.8
Other........................................     2,286     7.3      1,565     5.2
                                                -------   -----    -------   -----
  Total......................................   $31,308   100.0%   $30,158   100.0%
                                                =======   =====    =======   =====



     Certain of the Company's real estate joint ventures have mortgage loans with the Company. The carrying values of such mortgages were $372 million and $373 million at December 31, 2008 and 2007, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding loan valuation allowances for mortgage and consumer loans held-for-investment is as follows:

                                                            YEARS ENDED
                                                            DECEMBER 31,
                                                        -------------------
                                                         2008   2007   2006
                                                        -----   ----   ----
                                                           (IN MILLIONS)
Balance at January 1,.................................  $ 181   $160   $149
Additions.............................................    174     70     28
Deductions............................................   (111)   (49)   (17)
                                                        -----   ----   ----
Balance at December 31,...............................  $ 244   $181   $160
                                                        =====   ====   ====



     A portion of the Company's mortgage and consumer loans held-for-investment was impaired and consisted of the following:

                                                              DECEMBER 31,
                                                             -------------
                                                             2008     2007
                                                             ----     ----
                                                             (IN MILLIONS)
Impaired loans with valuation allowances...................  $232     $552
Impaired loans without valuation allowances................    15        8
                                                             ----     ----
  Subtotal.................................................   247      560
Less: Valuation allowances on impaired loans...............    45       67
                                                             ----     ----
  Impaired loans...........................................  $202     $493
                                                             ====     ====



     The average investment in impaired loans was $315 million, $399 million and $145 million for the years ended December 31, 2008, 2007 and 2006, respectively. Interest income on impaired loans was $10 million, $35 million and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     The investment in restructured loans was $1 million and $2 million at December 31, 2008 and 2007, respectively. Interest income recognized on restructured loans was $1 million or less for each of the years ended December 31, 2008, 2007 and 2006. Gross interest income that would have been recorded in accordance with the original terms of such loans also amounted to $1 million or less for each of the years ended December 31, 2008, 2007 and 2006.

     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing, had an amortized cost of $2 million and $1 million at December 31, 2008 and 2007, respectively. Mortgage and consumer loans on which interest is no longer accrued had an amortized cost of $10 million and $18 million at December 31, 2008 and 2007, respectively. Mortgage and consumer loans in foreclosure had an amortized cost of $23 million and $6 million at December 31, 2008 and 2007, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER 31,
                                                           -----------------
                                                             2008      2007
                                                           -------   -------
                                                             (IN MILLIONS)
Real estate..............................................  $ 4,650   $ 4,384
Accumulated depreciation.................................   (1,354)   (1,195)
                                                           -------   -------
Net real estate..........................................    3,296     3,189
Real estate joint ventures...............................    2,959     2,295
                                                           -------   -------
  Real estate and real estate joint ventures.............    6,255     5,484
Real estate held-for sale................................        1        39
                                                           -------   -------
  Total real estate holdings.............................  $ 6,256   $ 5,523
                                                           =======   =======



     Related depreciation expense on real estate was $120 million, $112 million and $107 million for the years ended December 31, 2008, 2007 and 2006, respectively. These amounts include less than $1 million, $2 million and $4 million of depreciation expense related to discontinued operations for the years ended December 31, 2008, 2007 and 2006, respectively.

     There were no impairments recognized on real estate held-for-sale for the year ended December 31, 2008 and 2007. Impairment losses recognized on real estate held-for-sale were $8 million for the year ended December 31, 2006. The carrying value of non-income producing real estate was $27 million and $8 million at December 31, 2008 and 2007, respectively. The Company did not own real estate acquired in satisfaction of debt at December 31, 2008 and 2007.

     The Company diversifies its real estate holdings by both geographic region and property type to reduce risk of concentration. The Company's real estate holdings are primarily located in the United States, and at December 31, 2008, 20%, 14%, 11% and 10% were located in California, Florida, New York and Texas, respectively. Property type diversification is shown in the table below.

     Real estate holdings were categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Office........................................  $2,602      42%    $2,627      48%
Apartments....................................   1,495      24      1,058      19
Real estate investment funds..................     936      15        835      15
Industrial....................................     483       8        443       8
Retail........................................     453       7        423       8
Hotel.........................................     170       3         59       1
Land..........................................      62       1         47       1
Agriculture...................................       9      --          9      --
Other.........................................      46      --         22      --
                                                ------     ---     ------     ---
  Total real estate holdings..................  $6,256     100%    $5,523     100%
                                                ======     ===     ======     ===


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that principally make private equity investments in companies in the United States and overseas) was $4.7 billion and $4.9 billion at December 31, 2008 and 2007, respectively. Included within other limited partnership interests at December 31, 2008 and 2007 are $943 million and $1,189 million, respectively, of hedge funds.

     For the years ended December 31, 2008, 2007 and 2006, net investment income
(loss) from other limited partnership interests was ($92) million, $1,141 million and $705 million and included ($218) million, $71 million and $67 million, respectively of hedge funds. Net investment income (loss) from other limited partnership interests, including hedge funds, decreased by $1,233 million for the year ended 2008, due to volatility in the equity and credit markets.

  OTHER INVESTED ASSETS

     The following table presents the carrying value of the Company's other invested assets at:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                CARRYING    % OF   CARRYING    % OF
                                                  VALUE    TOTAL     VALUE    TOTAL
                                                --------   -----   --------   -----
                                                           (IN MILLIONS)
Freestanding derivatives with positive fair
  values......................................   $6,646     67.0%   $1,875     42.9%
Leveraged leases, net of non-recourse debt....    1,704     17.2     1,637     37.4
Loans to affiliates...........................      795      8.0       612     14.0
Tax credit partnerships.......................      476      4.8        --       --
Funds withheld................................       44      0.5        57      1.3
Joint venture investment......................       31      0.3         6      0.1
Other.........................................      220      2.2       188      4.3
                                                 ------    -----    ------    -----
Total.........................................   $9,916    100.0%   $4,375    100.0%
                                                 ======    =====    ======    =====



     See Note 4 regarding freestanding derivatives with positive estimated fair values. Loans to affiliates consist of loans to the Company's affiliates, some of which are regulated, to meet their capital requirements. The estimated fair values are determined by discounting expected future cash flows using capital market interest rates currently available for instruments with similar terms issued to companies of comparable credit quality of the respective affiliates. The joint venture investment is accounted for on the equity method and represents the Company's investment in an insurance underwriting joint venture in China. Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits, and are accounted for under the equity method. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Leveraged Leases

     Investment in leveraged leases, included in other invested assets, consisted of the following:

                                                             DECEMBER 31,
                                                           ----------------
                                                            2008      2007
                                                           ------   -------
                                                             (IN MILLIONS)
Rental receivables, net..................................  $1,478   $ 1,483
Estimated residual values................................   1,217     1,185
                                                           ------   -------
  Subtotal...............................................   2,695     2,668
Unearned income..........................................    (991)   (1,031)
                                                           ------   -------
  Investment in leveraged leases.........................  $1,704   $ 1,637
                                                           ======   =======



     The Company's deferred income tax liability related to leveraged leases was $962 million and $798 million at December 31, 2008 and 2007, respectively. The rental receivables set forth above are generally due in periodic installments. The payment periods range from one to 15 years, but in certain circumstances are as long as 30 years.

     The components of net income from investment in leveraged leases are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                        2008      2007      2006
                                                        ----      ----      ----
                                                              (IN MILLIONS)
Income from investment in leveraged leases (included
  in net investment income)...........................  $ 95      $ 48      $ 55
Less: Income tax expense on leveraged leases..........   (33)      (17)      (18)
                                                        ----      ----      ----
Net income from investment in leveraged leases........  $ 62      $ 31      $ 37
                                                        ====      ====      ====



  VARIABLE INTEREST ENTITIES

     The following table presents the total assets and total liabilities relating to VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated in the Company's financial statements at December 31, 2008. Generally, creditors or beneficial interest holders of VIEs where the Company is the primary beneficiary have no recourse to the general credit of the Company.


                                                    DECEMBER 31, 2008
                                                  ---------------------
                                                                TOTAL
                                                    TOTAL      LIABILI-
                                                    ASSETS       TIES
                                                  ---------   ---------
                                                      (IN MILLIONS)
Real estate joint ventures (1)..................   $     26    $     15
Other limited partnership interests (2).........         20           3
Other invested assets (3).......................         10           3
                                                  ---------   ---------
Total...........................................        $56         $21
                                                  =========   =========



--------

   (1) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments. Upon consolidation, the assets and liabilities are reflected at the VIE's carrying amounts. The assets consist of $20 million of real estate and real estate joint ventures held-for-investment, $5 million of cash and cash equivalents and $1 million of other assets. The liabilities of $15 million are included within other liabilities.

   (2) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities. Upon consolidation, the assets and liabilities are reflected at the VIE's

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       carrying amounts. The assets of $20 million are included within other limited partnership interests while the liabilities of $3 million are included within other liabilities.

   (3) Other invested assets include tax-credit partnerships and other investments established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits. Upon consolidation, the assets and liabilities are reflected at the VIE's carrying amounts. The assets of $10 million are included within other invested assets. The liabilities consist of $2 million of long-term debt and $1 million of other liabilities.

     The following table presents the carrying amount and maximum exposure to loss relating to VIEs for which the Company holds significant variable interests but is not the primary beneficiary and which have not been consolidated at December 31, 2008:

                                                             DECEMBER 31, 2008
                                                         ------------------------
                                                                        MAXIMUM
                                                          CARRYING      EXPOSURE
                                                         AMOUNT (1)   TO LOSS (2)
                                                         ----------   -----------
                                                               (IN MILLIONS)
Fixed maturity securities available-for-sale:(3)
  Foreign corporate securities.........................    $  362        $  362
  U.S. Treasury/agency securities......................       251           251
Other limited partnership interests....................     2,538         2,965
Other invested assets..................................       310           108
                                                           ------        ------
Total..................................................    $3,461        $3,686
                                                           ======        ======



--------

   (1) See Note 1 for further discussion of the Company's significant accounting policies with regards to the carrying amounts of these investments.

   (2) The maximum exposure to loss relating to the fixed maturity securities available-for-sale is equal to the carrying amounts or carrying amounts of retained interests. The maximum exposure to loss relating to the other limited partnership interests is equal to the carrying amounts plus any unfunded commitments. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee. For certain of its investments in other invested assets, the Company's return is in the form of tax credits which are guaranteed by a creditworthy third party. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by third parties.

   (3) These assets are reflected at fair value within fixed maturity securities available-for-sale.

     As described in Note 13, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2008, 2007 and 2006.

  RELATED PARTY INVESTMENT TRANSACTIONS

     At December 31, 2008 and 2007, the Company held $229 million and $162 million, respectively, of total invested assets in the Metropolitan Money Market Pool, an affiliated partnership. These amounts are included in short-term investments. Net investment income from these invested assets was $4 million, $12 million and $10 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     The MetLife Intermediate Income Pool (the "MIIP") was formed as a New York general partnership consisting solely of U.S. domestic insurance companies owned directly or indirectly by MetLife, Inc. and is managed by Metropolitan Life Insurance Company. Each partner's investment in the MIIP represents such partner's pro rata ownership interest in the pool. The affiliated companies' ownership interests in the pooled money market securities

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


held by the MIIP was $29 million and $101 million at December 31, 2008 and 2007, respectively. Net investment income allocated to affiliates from the MIIP was $3 million, $7 million, and $8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                       2008      2007      2006
                                                       ----      ----      ----
                                                             (IN MILLIONS)
Estimated fair value of assets transferred to
  affiliates.........................................  $230      $142      $ 97
Amortized cost of assets transferred to affiliates...  $220      $145      $ 99
Net investment gains (losses) recognized on
  transfers..........................................  $ 10      $ (3)     $ (2)
Estimated fair value of assets transferred from
  affiliates.........................................  $ 57      $778      $307


4.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or estimated fair value of derivative financial instruments, excluding embedded derivatives, held at:

                                     DECEMBER 31, 2008                 DECEMBER 31, 2007
                              -------------------------------   -------------------------------
                                            CURRENT MARKET                    CURRENT MARKET
                                             OR FAIR VALUE                     OR FAIR VALUE
                              NOTIONAL   --------------------   NOTIONAL   --------------------
                               AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                              --------   ------   -----------   --------   ------   -----------
                                                        (IN MILLIONS)
Interest rate swaps.........  $ 20,043   $3,188      $1,090     $ 48,445   $  415      $  614
Interest rate floors........    32,855    1,082          --       32,855      420          --
Interest rate caps..........    21,130       10          --       34,784       44          --
Financial futures...........     3,630        2          58        6,131       35          34
Foreign currency swaps......    14,180    1,245       1,066       16,022      639       1,603
Foreign currency forwards...     1,467       47          21        1,799       41          11
Options.....................     2,365      939          35        1,423      123          --
Financial forwards..........     2,087       --          90        4,769       63           1
Credit default swaps........     4,466      133          60        5,529       52          29
Synthetic GICs..............     4,260       --          --        3,670       --          --
Other.......................       250       --         101          250       43          --
                              --------   ------      ------     --------   ------      ------
  Total.....................  $106,733   $6,646      $2,521     $155,677   $1,875      $2,292
                              ========   ======      ======     ========   ======      ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2008:

                                                        REMAINING LIFE
                               ----------------------------------------------------------------
                                                                 AFTER
                                             AFTER ONE YEAR   FIVE YEARS
                               ONE YEAR OR       THROUGH        THROUGH      AFTER
                                   LESS        FIVE YEARS      TEN YEARS   TEN YEARS     TOTAL
                               -----------   --------------   ----------   ---------   --------
                                                         (IN MILLIONS)
Interest rate swaps..........    $   774         $ 8,444        $ 6,950      $3,875    $ 20,043
Interest rate floors.........     12,743             325         19,787          --      32,855
Interest rate caps...........        580          20,550             --          --      21,130
Financial futures............      3,630              --             --          --       3,630
Foreign currency swaps.......      2,130           5,438          5,204       1,408      14,180
Foreign currency forwards....      1,467              --             --          --       1,467
Options......................         --             324          1,967          74       2,365
Financial forwards...........         --              --             --       2,087       2,087
Credit default swaps.........        143           2,791          1,532          --       4,466
Synthetic GICs...............      4,260              --             --          --       4,260
Other........................         --              --            250          --         250
                                 -------         -------        -------      ------    --------
  Total......................    $25,727         $37,872        $35,690      $7,444    $106,733
                                 =======         =======        =======      ======    ========



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company commenced the use of inflation swaps during the second quarter of 2008. Inflation swaps are used as an economic hedge to reduce inflation risk generated from inflation-indexed liabilities. Inflation swaps are included in interest rate swaps in the preceding table.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. The Company also uses foreign currency forwards and swaps to hedge the foreign currency risk associated with certain of its net investments in foreign operations.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Swaptions are used by the Company to hedge interest rate risk associated with the Company's long-term liabilities, as well as to sell, or monetize, embedded call options in its fixed rate liabilities. A swaption is an option to enter into a swap with an effective date equal to the exercise date of the embedded call and a maturity date equal to the maturity date of the underlying liability. The Company receives a premium for entering into the swaption. Swaptions are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Swap spread locks are used by the Company to hedge invested assets on an economic basis against the risk of changes in credit spreads. Swap spread locks are forward transactions between two parties whose underlying reference index is a forward starting interest rate swap where the Company agrees to pay a coupon based on a predetermined reference swap spread in exchange for receiving a coupon based on a floating rate. The Company has the option to cash settle with the counterparty in lieu of maintaining the swap after the effective date. Swap spread locks are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security. The Company also enters into certain credit default swaps held in relation to trading portfolios.

     A synthetic guaranteed interest contract ("GIC") is a contract that simulates the performance of a traditional GIC through the use of financial instruments. Under a synthetic GIC, the policyholder owns the underlying assets. The Company guarantees a rate return on those assets for a premium.

     Total rate of return swaps ("TRRs") are swaps whereby the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and LIBOR, calculated by reference to an agreed notional principal amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date. TRRs can be used as hedges or to synthetically create investments and are included in the other classification in the preceding table.

  HEDGING

     The following table presents the notional amount and the estimated fair value of derivatives by type of hedge designation at:

                                     DECEMBER 31, 2008                 DECEMBER 31, 2007
                              -------------------------------   -------------------------------
                                              FAIR VALUE                        FAIR VALUE
                              NOTIONAL   --------------------   NOTIONAL   --------------------
                               AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                              --------   ------   -----------   --------   ------   -----------
                                                        (IN MILLIONS)
Fair value..................  $  9,357   $1,737      $  539     $  9,301   $  630      $   94
Cash flow...................     2,541      365         137        3,084       23         311
Foreign operations..........       164        1           1          488       --         111
Non-qualifying..............    94,671    4,543       1,844      142,804    1,222       1,776
                              --------   ------      ------     --------   ------      ------
  Total.....................  $106,733   $6,646      $2,521     $155,677   $1,875      $2,292
                              ========   ======      ======     ========   ======      ======



     The following table presents the settlement payments recorded in income for the:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                        2008      2007      2006
                                                        ----      ----      ----
                                                              (IN MILLIONS)
Qualifying hedges:
  Net investment income...............................  $ 21      $ 24      $ 48
  Interest credited to policyholder account balances..    99       (28)      (26)
Non-qualifying hedges:
  Net investment income...............................    (1)       (5)       --
  Net investment gains (losses).......................   (38)      196       225
                                                        ----      ----      ----
     Total............................................  $ 81      $187      $247
                                                        ====      ====      ====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; (ii) interest rate swaps to convert fixed rate liabilities to floating rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       2008      2007      2006
                                                      -----     -----     -----
                                                            (IN MILLIONS)
Changes in the fair value of derivatives............  $ 336     $ 319     $ 278
Changes in the fair value of the items hedged.......   (337)     (308)     (278)
                                                      -----     -----     -----
Net ineffectiveness of fair value hedging
  activities........................................  $  (1)    $  11     $  --
                                                      =====     =====     =====



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the years ended December 31, 2008, 2007, and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. The net amounts reclassified into net investment losses for the years ended December 31, 2008, 2007 and 2006 related to such discontinued cash flow hedges were $12 million, $3 million and $3 million, respectively. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2008, 2007, and 2006.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       2008      2007      2006
                                                      -----     -----     -----
                                                            (IN MILLIONS)
Other comprehensive income (loss) balance at January
  1,................................................  $(262)    $(238)    $(207)
Gains (losses) deferred in other comprehensive
  income (loss) on the effective portion of cash
  flow hedges.......................................    483      (185)      (30)
Amounts reclassified to net investment gains
  (losses)..........................................    (93)      150       (15)
Amounts reclassified to net investment income.......      9        12        15
Amortization of transition adjustment...............     --        (1)       (1)
                                                      -----     -----     -----
Other comprehensive income (loss) balance at
  December 31,......................................  $ 137     $(262)    $(238)
                                                      =====     =====     =====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2008, $36 million of the deferred net loss on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2009.

  HEDGES OF NET INVESTMENTS IN FOREIGN OPERATIONS

     The Company uses forward exchange contracts, foreign currency swaps, options and non-derivative financial instruments to hedge portions of its net investments in foreign operations against adverse movements in exchange rates. The Company measures ineffectiveness on the forward exchange contracts based upon the change in forward rates. There was no ineffectiveness recorded for the years ended December 31, 2008, 2007 and 2006.

     The Company's consolidated statements of stockholder's equity for the years ended December 31, 2008, 2007 and 2006 include gains (losses) of $157 million, ($144) million and ($7) million, respectively, related to foreign currency contracts and non-derivative financial instruments used to hedge its net investments in foreign operations. At December 31, 2008 and 2007, the cumulative foreign currency translation loss recorded in accumulated other comprehensive income (loss) related to these hedges was $78 million and $235 million, respectively. When net investments in foreign operations are sold or substantially liquidated, the amounts in accumulated other comprehensive income
(loss) are reclassified to the consolidated statements of income, while a pro rata portion will be reclassified upon partial sale of the net investments in foreign operations.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rates; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures, interest rate futures and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) swap spread locks to economically hedge invested assets against the risk of changes in credit spreads; (vi) financial forwards to buy and sell securities to economically hedge its exposure to interest rates;
(vii) synthetic guaranteed interest contracts; (viii) credit default swaps and total rate of return swaps to synthetically create investments; (ix) basis swaps to better match the cash flows of assets and related liabilities; (x) credit default swaps held in relation to trading portfolios; (xi) swaptions to hedge interest rate risk; and (xii) inflation swaps to reduce risk generated from inflation-indexed liabilities.

     The following table presents changes in estimated fair value related to derivatives that do not qualify for hedge accounting:

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                      2008       2007      2006
                                                     ------     -----     -----
                                                            (IN MILLIONS)
Net investment gains (losses), excluding embedded
  derivatives......................................  $3,470     $(738)    $(702)
Net investment income (loss) (1)...................      54        20        --
                                                     ------     -----     -----
  Total............................................  $3,524     $(718)    $(702)
                                                     ======     =====     =====



--------

   (1) Changes in estimated fair value related to economic hedges of equity method investments in joint ventures that do not qualify for hedge accounting and changes in estimated fair value related to derivatives held in relation to trading portfolios.

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts principally include: variable annuities with guaranteed minimum

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


withdrawal, guaranteed minimum accumulation and certain guaranteed minimum income riders; affiliated ceded reinsurance contracts related to guaranteed minimum withdrawal, guaranteed minimum accumulation and certain guaranteed minimum income riders; funds withheld on ceded reinsurance; and guaranteed interest contracts with equity or bond indexed crediting rates.

     The following table presents the estimated fair value of the Company's embedded derivatives at:

                                                              DECEMBER 31,
                                                           -----------------
                                                             2008      2007
                                                           -------   -------
                                                             (IN MILLIONS)
Net embedded derivatives within asset host contracts:
  Ceded guaranteed minimum benefit riders................  $   797     $ 34
  Call options in equity securities......................      (72)     (15)
                                                           -------   -------
     Net embedded derivatives within asset host
       contracts.........................................  $   725     $ 19
                                                           =======   =======
Net embedded derivatives within liability host contracts:
  Direct guaranteed minimum benefit riders...............  $   298     $  9
  Funds withheld on ceded reinsurance....................   (1,203)      --
  Other..................................................      (83)      52
                                                           -------   -------
     Net embedded derivatives within liability host
       contracts.........................................  $  (988)    $ 61
                                                           =======   =======



     The following table presents changes in the estimated fair value related to embedded derivatives:

                                                      YEARS ENDED DECEMBER 31,
                                                  -------------------------------
                                                    2008        2007        2006
                                                  -------     -------     -------
                                                           (IN MILLIONS)
Net investment gains (losses) (1)...............  $ 1,744       $ 15        $ 5


--------

   (1) Effective January 1, 2008, upon adoption of SFAS 157, the valuation of the Company's guaranteed minimum benefit riders includes an adjustment for the Company's own credit. Included in net investment gains (losses) for the year ended December 31, 2008 are gains of $442 million in connection with this adjustment.

  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments. See Note 19 for a description of the impact of credit risk on the valuation of derivative instruments.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. At December 31, 2008 and 2007, the Company was obligated to return cash collateral under its control of $3,564 million and $233 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents or in short-term investments and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. At December 31, 2008 and 2007, the Company had also accepted collateral consisting of various securities with a fair market value of $824 million and $98 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but at December 31, 2008, none of the collateral had been sold or repledged.

     At December 31, 2008 and 2007, the Company provided securities collateral for various arrangements in connection with derivative instruments of $220 million and $162 million, respectively, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral. In addition, the Company has exchange-traded futures, which require the pledging of collateral. At December 31, 2008 and 2007, the Company pledged securities collateral for exchange-traded futures of $0 and $33 million, respectively, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral. At December 31, 2008 and 2007, the Company provided cash collateral for exchange-traded futures of $77 million and $0, respectively, which is included in premiums and other receivables.

     In connection with synthetically created investment transactions and credit default swaps held in relation to the trading portfolio, the Company writes credit default swaps for which it receives a premium to insure credit risk. If a credit event, as defined by the contract, occurs generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $1,558 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2008, the Company would have paid $35 million to terminate all of these contracts.

     The Company has also entered into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table below. As a result, the maximum amount of potential future recoveries available to offset the $1,558 million from the table below was $8 million at December 31, 2008.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2008:

                                                         DECEMBER 31, 2008
                                         -------------------------------------------------
                                                          MAXIMUM AMOUNT OF     WEIGHTED
                                          FAIR VALUE OF    FUTURE PAYMENTS       AVERAGE
RATING AGENCY DESIGNATION OF REFERENCED  CREDIT DEFAULT      UNDER CREDIT       YEARS TO
CREDIT OBLIGATIONS (1)                        SWAPS       DEFAULT SWAPS (2)   MATURITY (3)
---------------------------------------  --------------   -----------------   ------------
                                                           (IN MILLIONS)
Aaa/Aa/A
  Single name credit default swaps
     (corporate).......................       $  1              $  116             5.0
  Credit default swaps referencing
     indices...........................        (30)              1,112             4.1
                                              ----              ------
     Subtotal..........................        (29)              1,228             4.2
                                              ----              ------
Baa
  Single name credit default swaps
     (corporate).......................          1                 100             2.3
  Credit default swaps referencing
     indices...........................         (5)                215             4.1
                                              ----              ------
     Subtotal..........................         (4)                315             3.5
                                              ----              ------
Ba
  Single name credit default swaps
     (corporate).......................         --                   5             5.0
  Credit default swaps referencing
     indices...........................         --                  --              --
                                              ----              ------
     Subtotal..........................         --                   5             5.0
                                              ----              ------
B
  Single name credit default swaps
     (corporate).......................         --                  --              --
  Credit default swaps referencing
     indices...........................         (2)                 10             5.0
                                              ----              ------
     Subtotal..........................         (2)                 10             5.0
                                              ----              ------
Caa and lower
  Single name credit default swaps
     (corporate).......................         --                  --              --
  Credit default swaps referencing
     indices...........................         --                  --              --
                                              ----              ------
     Subtotal..........................         --                  --              --
                                              ----              ------
In or near default
  Single name credit default swaps
     (corporate).......................         --                  --              --
  Credit default swaps referencing
     indices...........................         --                  --              --
                                              ----              ------
     Subtotal..........................         --                  --              --
                                              ----              ------
                                              $(35)             $1,558             4.1
                                              ====              ======



--------

   (1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then the MLIC rating is used.

   (2) Assumes the value of the referenced credit obligations is zero.

   (3) The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                      DAC      VOBA     TOTAL
                                                    -------   ------   -------
                                                           (IN MILLIONS)
Balance at January 1, 2006........................  $ 8,403    $ 220   $ 8,623
  Capitalizations.................................      936       --       936
                                                    -------   ------   -------
     Subtotal.....................................    9,339      220     9,559
                                                    -------   ------   -------
  Less: Amortization related to:
     Net investment gains (losses)................     (138)      (2)     (140)
     Other expenses...............................      757      (34)      723
                                                    -------   ------   -------
       Total amortization.........................      619      (36)      583
                                                    -------   ------   -------
  Less: Unrealized investment gains (losses)......      105      (14)       91
  Less: Other.....................................       17      (23)       (6)
                                                    -------   ------   -------
Balance at December 31, 2006......................    8,598      293     8,891
  Effect of SOP 05-1 adoption.....................     (195)    (123)     (318)
  Capitalizations.................................      886       --       886
                                                    -------   ------   -------
     Subtotal.....................................    9,289      170     9,459
                                                    -------   ------   -------
  Less: Amortization related to:
     Net investment gains (losses)................     (114)      (1)     (115)
     Other expenses...............................      735       23       758
                                                    -------   ------   -------
       Total amortization.........................      621       22       643
                                                    -------   ------   -------
  Less: Unrealized investment gains (losses)......      110       71       181
  Less: Other.....................................        7       --         7
                                                    -------   ------   -------
Balance at December 31, 2007......................    8,551       77     8,628
  Capitalizations.................................      901       --       901
                                                    -------   ------   -------
       Subtotal...................................    9,452       77     9,529
                                                    -------   ------   -------
  Less: Amortization related to:
     Net investment gains (losses)................      157       (4)      153
     Other expenses...............................      909       19       928
                                                    -------   ------   -------
       Total amortization.........................    1,066       15     1,081
                                                    -------   ------   -------
  Less: Unrealized investment gains (losses)......   (2,274)    (146)   (2,420)
  Less: Other.....................................       (2)      (1)       (3)
                                                    -------   ------   -------
Balance at December 31, 2008......................  $10,662    $ 209   $10,871
                                                    =======   ======   =======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $19 million in 2009, $11 million in 2010, $11 million in 2011, $10 million in 2012, and $10 million in 2013.

     Amortization of VOBA and DAC is attributed to both investment gains and losses and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


investment gains and losses provide information regarding the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

     Information regarding DAC and VOBA by segment and reporting unit is as follows:

                                        DAC                  VOBA                 TOTAL
                                 ----------------   ---------------------   ----------------
                                                         DECEMBER 31,
                                 -----------------------------------------------------------
                                   2008     2007       2008        2007       2008     2007
                                 -------   ------   ---------   ---------   -------   ------
                                                        (IN MILLIONS)
Institutional:
  Group life...................  $    68   $   74   $       8   $       8   $    76   $   82
  Retirement & savings.........       31       32          --          --        31       32
  Non-medical health & other...      898      793          --          --       898      793
                                 -------   ------   ---------   ---------   -------   ------
     Subtotal..................      997      899           8           8     1,005      907
                                 -------   ------   ---------   ---------   -------   ------
Individual:
  Traditional life.............    5,380    3,789         102         (11)    5,482    3,778
  Variable & universal life....    2,095    2,131          65          49     2,160    2,180
  Annuities....................    2,188    1,730          31          27     2,219    1,757
                                 -------   ------   ---------   ---------   -------   ------
     Subtotal..................    9,663    7,650         198          65     9,861    7,715
                                 -------   ------   ---------   ---------   -------   ------
Corporate & Other..............        2        2           3           4         5        6
                                 -------   ------   ---------   ---------   -------   ------
Total..........................  $10,662   $8,551        $209        $ 77   $10,871   $8,628
                                 =======   ======   =========   =========   =======   ======



6.  GOODWILL

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Information regarding goodwill is as follows:

                                                              DECEMBER 31,
                                                             --------------
                                                             2008      2007
                                                             ----      ----
                                                              (IN MILLIONS)
Balance at beginning of the period.........................  $108      $106
Acquisitions...............................................     3         2
                                                             ----      ----
Balance at the end of the period...........................  $111      $108
                                                             ====      ====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding goodwill by segment and reporting unit is as follows:

                                                                DECEMBER 31,
                                                              ---------------
                                                              2008       2007
                                                              ----       ----
                                                               (IN MILLIONS)
Institutional:
  Group life................................................  $  3       $  3
  Retirement & savings......................................     2          2
  Non-medical health & other................................    65         62
                                                              ----       ----
     Subtotal...............................................    70         67
                                                              ----       ----
Individual:
  Traditional life..........................................    24         24
  Variable & universal life.................................     3          3
  Annuities.................................................    10         10
                                                              ----       ----
     Subtotal...............................................    37         37
                                                              ----       ----
Corporate & Other...........................................     4          4
                                                              ----       ----
Total.......................................................  $111       $108
                                                              ====       ====



     As described in more detail in Note 1, the Company performed its annual goodwill impairment tests during the third quarter of 2008 based upon data as of June 30, 2008. Such tests indicated that goodwill was not impaired as of September 30, 2008. Current economic conditions, the sustained low level of equity markets and lower operating earnings projections, particularly for the Individual segment, required management of the Company to consider the impact of these events on the recoverability of its assets, in particular its goodwill. Management concluded it was appropriate to perform an interim goodwill impairment test at December 31, 2008. Based upon the tests performed management concluded no impairment of goodwill had occurred for any of the Company's reporting units at December 31, 2008.

     Management continues to evaluate current market conditions that may affect the estimated fair value of the Company's reporting units to assess whether any goodwill impairment exists. Continued deteriorating or adverse market conditions for certain reporting units may have an impact on the estimated fair value of these reporting units and could result in future impairments of goodwill.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                                             OTHER
                                  FUTURE POLICY        POLICYHOLDER       POLICYHOLDER
                                     BENEFITS        ACCOUNT BALANCES        FUNDS
                                -----------------   -----------------   ---------------
                                                      DECEMBER 31,
                                -------------------------------------------------------
                                  2008      2007      2008      2007     2008     2007
                                -------   -------   -------   -------   ------   ------
                                                     (IN MILLIONS)
Institutional
  Group life..................  $ 3,345   $ 3,326   $12,975   $13,207   $2,527   $2,359
  Retirement & savings........   28,485    26,119    49,276    38,749       59      213
  Non-medical health & other..   11,436    10,430       501       501      595      595
Individual
  Traditional life............   52,011    51,457        --        --    1,381    1,431
  Variable & universal life...      293       229     6,260     6,121      780      791
  Annuities...................    2,041     1,817    21,761    20,056       17       14
  Other.......................        1        --     2,482     2,368       --        1
Corporate & Other (1).........      571       374        53         1      124      131
                                -------   -------   -------   -------   ------   ------
  Total.......................  $98,183   $93,752   $93,308   $81,003   $5,483   $5,535
                                =======   =======   =======   =======   ======   ======



--------

   (1) Corporate & Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were $395 million and $406 million at December 31, 2008 and 2007, respectively. Affiliated policyholder account balances, included in the table above, were $606 million and $613 million at December 31, 2008 and 2007, respectively. Affiliated other policyholder funds, included in the table above, were ($205) million and ($251) million at December 31, 2008 and 2007, respectively.

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding the VODA and VOCRA, which are reported in other assets, is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                       --------------------------
                                                       2008       2007       2006
                                                       ----       ----       ----
                                                              (IN MILLIONS)
Balance at January 1,................................  $431       $439       $ --
Acquisitions.........................................     9         --        441
Amortization.........................................   (13)        (8)        (2)
                                                       ----       ----       ----
Balance at December 31,..............................  $427       $431       $439
                                                       ====       ====       ====



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $15 million in 2009, $19 million in 2010, $22 million in 2011, $25 million in 2012 and $27 million in 2013. See Note 2 for a description of acquisitions and dispositions.

     The value of the identifiable intangibles included in the table above reflects the estimated fair value of the Citigroup/Travelers distribution agreement and customer relationships acquired at the original acquisition date and will be amortized in relation to the expected economic benefits of the agreement. The weighted average

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


amortization period of the intangible assets is 16 years. If actual experience under the distribution agreements or with customer relationships differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                       --------------------------
                                                       2008       2007       2006
                                                       ----       ----       ----
                                                              (IN MILLIONS)
Balance at January 1,................................  $132       $121       $ 95
Capitalization.......................................    40         29         31
Amortization.........................................   (28)       (18)        (5)
                                                       ----       ----       ----
Balance at December 31,..............................  $144       $132       $121
                                                       ====       ====       ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $48.2 billion and $71.4 billion at December 31, 2008 and 2007, respectively, for which the policyholder assumes all investment risk, and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $24.1 billion and $18.3 billion at December 31, 2008 and 2007, respectively. The latter category consisted primarily of Met Managed GICs and participating close-out contracts. The average interest rate credited on these contracts was 4.40% and 4.73% at December 31, 2008 and 2007, respectively.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $1.3 billion, $1.3 billion and $1.2 billion for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company's proportional interest in separate accounts is included in the consolidated balance sheets as follows:

                                                               DECEMBER 31,
                                                              --------------
                                                              2008      2007
                                                              ----      ----
                                                               (IN MILLIONS)
Fixed maturity securities...................................   $ 5       $ 6
Equity securities...........................................   $16       $35
Cash and cash equivalents...................................  $ --       $ 1


     For the years ended December 31, 2008, 2007 and 2006, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its GIC program which are denominated in either U.S. dollars or foreign currencies. During the years ended December 31, 2008, 2007 and 2006, the Company issued

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


$5.7 billion, $4.6 billion and $5.2 billion, respectively, and repaid $7.6 billion, $3.7 billion and $1.5 billion, respectively, of GICs under this program. At December 31, 2008 and 2007, GICs outstanding, which are included in policyholder account balances, were $17.3 billion and $19.1 billion, respectively. During the years ended December 31, 2008, 2007 and 2006, interest credited on the contracts, which are included in interest credited to policyholder account balances, was $840 million, $917 million and $672 million, respectively.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     Metropolitan Life Insurance Company is a member of the FHLB of NY and holds $830 million and $339 million of common stock of the FHLB of NY at December 31, 2008 and 2007, respectively, which is included in equity securities. MLIC has also entered into funding agreements with the FHLB of NY whereby MLIC has issued such funding agreements in exchange for cash and for which the FHLB of NY has been granted a lien on certain MLIC assets, including residential mortgage-backed securities to collateralize MLIC's obligations under the funding agreements. MLIC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by MLIC, the FHLB of NY's recovery on the collateral is limited to the amount of MLIC's liability to the FHLB of NY. The amount of the Company's liability for funding agreements with the FHLB of NY was $15.2 billion and $4.6 billion at December 31, 2008 and 2007, respectively, which is included in policyholder account balances. The advances on these agreements are collateralized by mortgage-backed securities with estimated fair values of $17.8 billion and $4.8 billion at December 31, 2008 and 2007, respectively.

     Metropolitan Life Insurance Company has issued funding agreements to certain trusts that have issued securities guaranteed as to payment of interest and principal by the Federal Agricultural Mortgage Corporation, a federally chartered instrumentality of the United States. The obligations under these funding agreements are secured by a pledge of certain eligible agricultural real estate mortgage loans and may, under certain circumstances, be secured by other qualified collateral. The amount of the Company's liability for funding agreements issued to such trusts was $2.5 billion at both December 31, 2008 and 2007, which is included in policyholder account balances. The obligations under these funding agreements are collateralized by designated agricultural real estate mortgage loans with estimated fair values of $2.9 billion at both December 31, 2008 and 2007.

     Approximately $3.0 billion of the obligations outstanding at MLIC at December 31, 2008 are subject to a temporary contingent increase in MLIC's borrowing capacity which is scheduled to expire at December 31, 2009. The Company does not expect to have any difficulties in meeting the contingencies associated with the increased capacity.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits and other policyholder funds, is as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                      2008      2007      2006
                                                    -------   -------   -------
                                                           (IN MILLIONS)
Balance at January 1,.............................  $ 5,174   $ 4,500   $ 4,191
  Less: Reinsurance recoverables..................     (265)     (268)     (295)
                                                    -------   -------   -------
Net balance at January 1,.........................    4,909     4,232     3,896
                                                    -------   -------   -------
Incurred related to:
  Current year....................................    4,063     3,743     2,997
  Prior years.....................................      (86)     (104)      (28)
                                                    -------   -------   -------
                                                      3,977     3,639     2,969
                                                    -------   -------   -------
Paid related to:
  Current year....................................   (2,481)   (2,077)   (1,814)
  Prior years.....................................   (1,002)     (885)     (819)
                                                    -------   -------   -------
                                                     (3,483)   (2,962)   (2,633)
                                                    -------   -------   -------
Net balance at December 31,.......................    5,403     4,909     4,232
  Add: Reinsurance recoverables...................      266       265       268
                                                    -------   -------   -------
Balance at December 31,...........................  $ 5,669   $ 5,174   $ 4,500
                                                    =======   =======   =======



     During 2008, 2007 and 2006, as a result of changes in estimates of insured events in the respective prior year, claims and claim adjustment expenses associated with prior years decreased by $86 million, $104 million and $28 million, respectively, due to improved loss ratios for non-medical health claim liabilities and improved claim management.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). The Company also issues annuity contracts that apply a lower rate of funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects to annuitize ("two tier annuities"). These guarantees include benefits that are payable in the event of death or at annuitization.

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee or a guaranteed paid-up benefit.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                                 DECEMBER 31,
                                       ---------------------------------------------------------------
                                                    2008                             2007
                                       ------------------------------   ------------------------------
                                           IN THE             AT            IN THE             AT
                                       EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                       --------------   -------------   --------------   -------------
                                                                (IN MILLIONS)
ANNUITY CONTRACTS (1)
RETURN OF NET DEPOSITS
  Separate account value.............     $   3,177             N/A        $   3,937             N/A
  Net amount at risk (2).............     $     706 (3)         N/A        $       7 (3)         N/A
  Average attained age of
     contractholders.................      60 years             N/A         60 years             N/A
ANNIVERSARY CONTRACT VALUE OR MINIMUM
  RETURN
  Separate account value.............     $  28,448       $   5,693        $  36,404       $   6,524
  Net amount at risk (2).............     $   6,081 (3)   $   2,399 (4)    $     399 (3)   $      86 (4)
  Average attained age of
     contractholders.................      62 years        58 years         62 years        57 years
TWO TIER ANNUITIES
  General account value..............           N/A       $     283              N/A       $     286
  Net amount at risk (2).............           N/A       $      50 (5)          N/A       $      51 (5)
  Average attained age of
     contractholders.................           N/A        60 years              N/A        60 years



                                                                DECEMBER 31,
                                             -------------------------------------------------
                                                       2008                      2007
                                             -----------------------   -----------------------
                                              SECONDARY     PAID-UP     SECONDARY     PAID-UP
                                             GUARANTEES   GUARANTEES   GUARANTEES   GUARANTEES
                                             ----------   ----------   ----------   ----------
                                                               (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS (1)
Account value (general and separate
  account).................................   $   4,908    $   1,349    $   6,550    $   1,403
Net amount at risk (2).....................   $ 102,690 (3)$  12,485 (3)$ 103,219 (3)$  13,482 (3)
Average attained age of policyholders......    49 years     55 years     47 years     54 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

   (5) The net amount at risk for two tier annuities is based on the excess of the upper tier, adjusted for a profit margin, less the lower tier.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                UNIVERSAL AND VARIABLE
                                       ANNUITY CONTRACTS            LIFE CONTRACTS
                                  --------------------------   -----------------------
                                  GUARANTEED     GUARANTEED                    PAID
                                     DEATH     ANNUITIZATION    SECONDARY       UP
                                   BENEFITS       BENEFITS     GUARANTEES   GUARANTEES   TOTAL
                                  ----------   -------------   ----------   ----------   -----
                                                          (IN MILLIONS)
Balance at January 1, 2006......      $ 8           $ 7            $ 8          $10       $ 33
Incurred guaranteed benefits....        1            --              1           (1)         1
Paid guaranteed benefits........       (3)           --             --           --         (3)
                                      ---           ---            ---          ---       ----
Balance at December 31, 2006....        6             7              9            9         31
Incurred guaranteed benefits....        4             8              4            3         19
Paid guaranteed benefits........       (2)           --             --           --         (2)
                                      ---           ---            ---          ---       ----
Balance at December 31, 2007....        8            15             13           12         48
Incurred guaranteed benefits....       27            48             14            1         90
Paid guaranteed benefits........       (6)           --             --           --         (6)
                                      ---           ---            ---          ---       ----
Balance at December 31, 2008....      $29           $63            $27          $13       $132
                                      ===           ===            ===          ===       ====



     Excluded from the table above are guaranteed death and annuitization benefit liabilities on the Company's annuity contracts of $66 million, $24 million and $21 million at December 31, 2008, 2007 and 2006, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2008      2007
                                                          -------   -------
                                                            (IN MILLIONS)
Mutual Fund Groupings
  Equity................................................  $12,973   $23,494
  Balanced..............................................    5,342     5,312
  Bond..................................................    2,837     3,430
  Money Market..........................................      419       350
  Specialty.............................................      219       402
                                                          -------   -------
     Total..............................................  $21,790   $32,988
                                                          =======   =======



8.  REINSURANCE

     The Company's Individual segment life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. Until 2005, the Company reinsured up to 90% of the mortality risk for all new individual life insurance policies that it wrote through its various franchises. This practice was initiated by the different franchises for different products starting at various points in time between 1992 and 2000. During 2005, the Company changed its retention practices for certain individual life insurance policies. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, the Company

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


reinsures up to 90% of the mortality risk in excess of $1 million for most new individual life insurance policies that it writes through its various franchises and for certain individual life policies the retention limits remained unchanged. On a case by case basis, the Company may retain up to $20 million per life and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. In addition, the Company reinsures a significant portion of the mortality risk on its individual universal life policies issued since 1983. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     The Company's Individual segment also reinsures 90% of the new production of fixed annuities from several affiliates. The Company's Individual segment also reinsures 100% of the living and death benefit riders issued associated with its variable annuities issued since 2004 to an affiliated reinsurer and certain portions of the living and death benefit riders associated with its variable annuities issued prior to 2004 to affiliated and non-affiliated reinsurers. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on rider fees collected from policyholders and receives reimbursements for benefits paid or accrued in excess of account values, subject to certain limitations. The Company enters into similar agreements for new or in-force business depending on market conditions.

     The Institutional segment generally retains most of its risks and does not significantly utilize reinsurance. The Company may, on certain client arrangements, cede particular risks to reinsurers.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. Cessions under reinsurance arrangements do not discharge the Company's obligations as the primary insurer.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                     2008      2007      2006
                                                   -------   -------   -------
                                                          (IN MILLIONS)
PREMIUMS:
  Direct premiums................................  $19,246   $17,411   $16,958
  Reinsurance assumed............................    1,334       951       694
  Reinsurance ceded..............................   (2,136)   (1,927)   (1,716)
                                                   -------   -------   -------
     Net premiums................................  $18,444   $16,435   $15,936
                                                   =======   =======   =======
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY
  FEES:
  Direct universal life and investment-type
     product policy fees.........................  $ 2,741   $ 2,589   $ 2,460
  Reinsurance assumed............................        7         2         1
  Reinsurance ceded..............................     (463)     (345)     (278)
                                                   -------   -------   -------
     Net universal life and investment-type
       product policy fees.......................  $ 2,285   $ 2,246   $ 2,183
                                                   =======   =======   =======
POLICYHOLDER BENEFITS AND CLAIMS:
  Direct policyholder benefits and claims........  $21,863   $19,454   $18,795
  Reinsurance assumed............................    1,018       530       645
  Reinsurance ceded..............................   (2,182)   (1,709)   (1,793)
                                                   -------   -------   -------
     Net policyholder benefits and claims........  $20,699   $18,275   $17,647
                                                   =======   =======   =======



     Information regarding ceded reinsurance recoverable balances, included in premiums and other receivables is as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2008      2007
                                                          -------   -------
                                                            (IN MILLIONS)
UNAFFILIATED RECOVERABLES:
Future policy benefit recoverables......................  $ 2,817   $ 1,808
Deposit recoverables....................................    2,069     2,516
Claim recoverables......................................      201       197
All other recoverables..................................      290        27
                                                          -------   -------
  Total.................................................  $ 5,377   $ 4,548
                                                          =======   =======
AFFILIATED RECOVERABLES:
Closed block recoverables...............................  $15,862   $16,011
Future policy benefit recoverables......................    2,847     1,866
Claim recoverables......................................      156         6
All other recoverables..................................      478        51
                                                          -------   -------
  Total.................................................  $19,343   $17,934
                                                          =======   =======



     Reinsurance recoverable balances are stated net of allowances for uncollectible balances, which are immaterial. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with reinsurers.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The Company also monitors ratings and evaluates the financial strength of the Company's reinsurers by analyzing their financial statements. Recoverability of reinsurance recoverable balances is evaluated based on these analyses.

     Included in the unaffiliated reinsurance recoverables are $1.2 billion at both December 31, 2008 and 2007, related to reinsurance of long-term GICs, structured settlement lump sum contracts and $0.6 billion and $1.1 billion at December 31, 2008 and 2007, respectively, related to the reinsurance of investment-type contracts held by small market defined benefit contribution plans.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. At December 31, 2008, the Company has $1,811 million of unaffiliated reinsurance recoverable balances secured by funds held in trust as collateral, $353 million of unaffiliated reinsurance recoverable balances secured by funds withheld accounts and $284 million of unaffiliated reinsurance recoverable balances secured through irrevocable letters of credit issued by various financial institutions. All of the affiliated reinsurance recoverable balances except for $1,198 million of reserves and $8 million of other receivables are secured by funds withheld accounts, funds held in trust as collateral or irrevocable letters of credit issued by various financial institutions.

     The Company's five largest unaffiliated reinsurers account for $3,699 million, or 69%, of its total unaffiliated reinsurance recoverable balance of $5,377 million at December 31, 2008. Of these reinsurance recoverable balances, $1,736 million were secured by funds held in trust as collateral, $226 million were secured through irrevocable letters of credit issued by various financial institutions and $212 million of reinsurance recoverable balances were secured by funds withheld accounts.

     Reinsurance balances payable to unaffiliated reinsurers, included in other liabilities, were $1,509 million and $323 million at December 31, 2008 and 2007, respectively. Reinsurance balances payable to affiliated reinsurers, included in liabilities, were $21.0 billion and $20.1 billion at December 31, 2008 and 2007, respectively.

     The Company has reinsurance agreements with certain of MetLife, Inc.'s subsidiaries, including Exeter Reassurance Company, Ltd., Texas Life Insurance Company ("TLIC"), First MetLife Investors Insurance Company, MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company, MetLife Investors Insurance Company, MetLife Reinsurance Company of Charleston ("MRC"), MetLife Reinsurance Company of Vermont, and MTL, all of which are related parties. The table below includes amounts related to transactions between these related parties and RGA through September 12, 2008, the date of the Company's dividend of interests in RGA.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table reflects related party reinsurance information:

                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                       2008      2007      2006
                                                       ----      ----      ----
                                                             (IN MILLIONS)
Assumed premiums.....................................  $ 28      $ 52      $ 42
Assumed fees, included in universal life and
  investment-type product policy fees................  $  7      $  2      $  1
Interest earned on assumed reinsurance, included in
  other revenues.....................................  $ (5)     $ (4)     $ (3)
Assumed benefits, included in policyholder benefits
  and claims.........................................  $ 99      $ 54      $ 86
Assumed benefits, included in interest credited on
  policyholder account balances......................  $ 22      $ 18      $ 11
Assumed acquisition costs, included in other
  expenses...........................................  $128      $144      $322
Ceded premiums.......................................  $ 46      $113      $116
Ceded fees, included in universal life and
  investment-type product policy fees................  $178      $112      $ 64
Income from deposit contracts, included in other
  revenues (1).......................................  $923      $ --      $ --
Ceded benefits, included in policyholder benefits and
  claims.............................................  $133      $ 80      $ 69
Ceded benefits, included in interest credited to
  policyholder account balances......................  $ 70      $ 65      $ 49
Ceded benefits, included in policyholder dividends...  $ 20      $ 29      $ 27
Interest costs on ceded reinsurance, included in
  other expenses (1).................................  $831      $  5      $ (2)


--------

   (1) In December 2007, the Company ceded a portion of its closed block liabilities on a coinsurance with funds withheld basis to MRC, an affiliate. In connection with this cession, the Company recognized $835 million of interest earned on the deposit included within premiums and other receivables, as well as certain administrative fees, at December 31, 2008. The Company also recognized $911 million of interest expense associated with the funds withheld included in other expenses for the year ended December 31, 2008.

     The Company has ceded risks to another affiliate related to guaranteed minimum benefit riders written by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are included within net investment gains (losses). The embedded derivatives ceded are included within premiums and other receivables and were assets of $797 million and $34 million at December 31, 2008 and 2007, respectively. For the years ended December 31, 2008, 2007 and 2006, net investment gains (losses) included $763 million, $42 million and ($18) million, respectively, in changes in estimated fair value of such embedded derivatives.

     Certain contractual features of the closed block agreement with MRC create an embedded derivative, which is separately accounted for at fair value on the Company's consolidated balance sheet. The embedded derivative related to the funds withheld associated with this reinsurance agreement is included within other liabilities and reduced the funds withheld balance by $1,203 million at December 31, 2008. The change in estimated fair value of the embedded derivative, included in net investment gains (losses), was $1,203 million for the year ended December 31, 2008.

     On December 1, 2006, TLIC, an affiliate of the Company, recaptured business previously ceded under a 2002 reinsurance treaty with the Company. The agreement required the Company to assume, on a co-insurance basis, certain structured settlement business from TLIC. On January 5, 2007, the Company transferred cash in the amount of $989 million, which represented $984 million for the fair value of the returned future policy benefits plus $5 million in interest. For the year ended December 31, 2006, as a result of this transaction, the Company recognized an expense of $184 million.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  CLOSED BLOCK

     On April 7, 2000, (the "Demutualization Date"), Metropolitan Life Insurance Company converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MetLife, Inc. The conversion was pursuant to an order by the New York Superintendent of Insurance (the "Superintendent") approving Metropolitan Life Insurance Company's plan of reorganization, as amended (the "Plan"). On the Demutualization Date, Metropolitan Life Insurance Company established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life Insurance Company. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. At least annually, the Company compares actual and projected experience against the experience assumed in the then-current dividend scales. Dividend scales are adjusted periodically to give effect to changes in experience.

     The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in-force. The expected life of the closed block is over 100 years.

     The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the Demutualization Date. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends as described below. The excess of closed block liabilities over closed block assets at the effective date of the demutualization (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in-force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block is greater than the expected cumulative earnings of the closed block, the Company will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block is less than the expected cumulative earnings of the closed block, the Company will recognize only the actual earnings in income. However, the Company may change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the expected cumulative earnings.

     Recent experience within the closed block, in particular mortality and investment yields, as well as realized and unrealized losses, has resulted in a reduction of the policyholder dividend obligation to zero during the year

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


ended December 31, 2008. The reduction of the policyholder dividend obligation to zero and the Company's decision to revise the expected policyholder dividend scales, which are based upon statutory results, has resulted in reduction to both actual and expected cumulative earnings of the closed block. This change in the timing of the expected cumulative earnings of the closed block combined with a policyholder dividend obligation of zero has resulted in a reduction in the DAC associated with closed block, which resides outside of the closed block, and a corresponding decrease in the Company's net income of $127 million, net of income tax, for the year ended December 31, 2008. Amortization of the closed block DAC will be based upon actual cumulative earnings rather than expected cumulative earnings of the closed block until such time as the actual cumulative earnings of the closed block exceed the expected cumulative earnings, at which time the policyholder dividend obligation will be reestablished. Actual cumulative earnings less than expected cumulative earnings will result in future reductions to DAC and net income of the Company and increase sensitivity of the Company's net income to movements in closed block results. See also Note 5 for further information regarding DAC.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the closed block liabilities and assets designated to the closed block is as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2008      2007
                                                          -------   -------
                                                            (IN MILLIONS)
CLOSED BLOCK LIABILITIES
Future policy benefits..................................  $43,520   $43,362
Other policyholder funds................................      315       323
Policyholder dividends payable..........................      711       709
Policyholder dividend obligation........................       --       789
Payables for collateral under securities loaned and
  other transactions....................................    2,852     5,610
Other liabilities.......................................      254       290
                                                          -------   -------
  Total closed block liabilities........................   47,652    51,083
                                                          -------   -------
ASSETS DESIGNATED TO THE CLOSED BLOCK
Investments:
  Fixed maturity securities available-for-sale, at
     estimated fair value (amortized cost: $27,947 and
     $29,631, respectively).............................   26,205    30,481
  Equity securities available-for-sale, at estimated
     fair value (cost: $280 and $1,555, respectively)...      210     1,875
  Mortgage loans on real estate.........................    7,243     7,472
  Policy loans..........................................    4,426     4,290
  Real estate and real estate joint ventures held-for-
     investment.........................................      381       297
  Short-term investments................................       52        14
  Other invested assets.................................      952       829
                                                          -------   -------
     Total investments..................................   39,469    45,258
Cash and cash equivalents...............................      262       333
Accrued investment income...............................      484       485
Deferred income tax assets..............................    1,632       640
Premiums and other receivables..........................       98       151
                                                          -------   -------
     Total assets designated to the closed block........   41,945    46,867
                                                          -------   -------
Excess of closed block liabilities over assets
  designated to the closed block........................    5,707     4,216
                                                          -------   -------
Amounts included in accumulated other comprehensive
  income (loss):
  Unrealized investment gains (losses), net of income
     tax of ($633) and $424, respectively...............   (1,174)      751
  Unrealized gains (losses) on derivative instruments,
     net of income tax of ($8) and ($19), respectively..      (15)      (33)
  Allocated $284, net of income tax, to policyholder
     dividend obligation at December 31, 2007...........       --      (505)
                                                          -------   -------
Total amounts included in accumulated other
  comprehensive income (loss)...........................   (1,189)      213
                                                          -------   -------
Maximum future earnings to be recognized from closed
  block assets and liabilities..........................  $ 4,518   $ 4,429
                                                          =======   =======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the closed block policyholder dividend obligation is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       2008       2007        2006
                                                      -----      ------      ------
                                                              (IN MILLIONS)
Balance at January 1,...............................  $ 789      $1,063      $1,607
Impact on revenues, net of expenses and income tax..     --          --        (114)
Change in unrealized investment and derivative gains
  (losses)..........................................   (789)       (274)       (430)
                                                      -----      ------      ------
Balance at December 31,.............................  $  --      $  789      $1,063
                                                      =====      ======      ======



     Information regarding the closed block revenues and expenses is as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                        ------------------------------
                                                         2008        2007        2006
                                                        ------      ------      ------
                                                                 (IN MILLIONS)
REVENUES
  Premiums............................................  $2,787      $2,870      $2,959
  Net investment income and other revenues............   2,248       2,350       2,355
  Net investment gains (losses).......................     (84)         28        (130)
                                                        ------      ------      ------
     Total revenues...................................   4,951       5,248       5,184
                                                        ------      ------      ------
EXPENSES
  Policyholder benefits and claims....................   3,393       3,457       3,474
  Policyholder dividends..............................   1,498       1,492       1,479
  Change in policyholder dividend obligation..........      --          --        (114)
  Other expenses......................................     217         231         247
                                                        ------      ------      ------
     Total expenses...................................   5,108       5,180       5,086
                                                        ------      ------      ------
Revenues, net of expenses before income tax...........    (157)         68          98
Income tax............................................     (68)         21          34
                                                        ------      ------      ------
Revenues, net of expenses and income tax from
  continuing operations...............................     (89)         47          64
Revenues, net of expenses and income tax from
  discontinued operations.............................      --          --           1
                                                        ------      ------      ------
Revenues, net of expenses, income taxes and
  discontinued operations.............................  $  (89)     $   47      $   65
                                                        ======      ======      ======



     The change in the maximum future earnings of the closed block is as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance at December 31,.............................  $4,518   $4,429   $4,480
Less:
  Cumulative effect of a change in accounting
     principle, net of income tax...................      --       (4)      --
Balance at January 1,...............................   4,429    4,480    4,545
                                                      ------   ------   ------
Change during year..................................  $   89   $  (47)  $  (65)
                                                      ======   ======   ======



     Metropolitan Life Insurance Company charges the closed block with federal income taxes, state and local premium taxes, and other additive state or local taxes, as well as investment management expenses relating to the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

closed block as provided in the Plan. Metropolitan Life Insurance Company also charges the closed block for expenses of maintaining the policies included in the closed block.

10.  LONG-TERM AND SHORT-TERM DEBT

     Long-term and short-term debt outstanding is as follows:

                                      INTEREST RATES
                                 -----------------------                 DECEMBER 31,
                                                WEIGHTED               ---------------
                                     RANGE       AVERAGE    MATURITY    2008     2007
                                 ------------   --------   ---------   ------   ------
                                                                        (IN MILLIONS)
Surplus notes -- affiliated....   3.89%-7.38%     5.66%    2009-2037   $1,394   $1,394
Surplus notes..................   7.63%-7.88%     7.86%    2015-2025      698      697
Capital notes -- affiliated....      7.13%        7.13%    2032-2033      500      500
Other notes with varying
  interest rates...............  4.45%-12.00%     7.95%    2009-2016       66       45
Secured demand
  note -- affiliated...........      0.50%        0.50%       2011         25       --
Capital lease obligations......                                            39       51
                                                                       ------   ------
Total long-term debt...........                                         2,722    2,687
Total short-term debt..........                                           414      357
                                                                       ------   ------
  Total........................                                        $3,136   $3,044
                                                                       ======   ======



     The aggregate maturities of long-term debt at December 31, 2008 for the next five years are $710 million in 2009, $66 million in 2010, $25 million in 2011, $1 million in 2012, less than $1 million in 2013 and $1,920 million thereafter.

     Capital lease obligations are collateralized and rank highest in priority, followed by unsecured senior debt which consists of other notes with varying interest rates. Payments of interest and principal on the Company's surplus notes, which are subordinate to all other obligations, may be made only with the prior approval of the insurance department of the state of domicile.

     Long-term debt, credit facilities and letters of credit of MetLife, Inc. and its subsidiaries contain various covenants. The Company has certain administrative, reporting, legal and financial covenants in several of these arrangements. The Company was in compliance with all covenants at December 31, 2008 and 2007.

  SURPLUS NOTES -- AFFILIATED

     In December 2007, the Company repaid the $800 million surplus note issued in December 2005 with an interest rate of 5.00% to MetLife, Inc. and then issued to MetLife, Inc. a $700 million surplus note with an interest rate of LIBOR plus 1.15%.

     In December 2007, the Company issued a $694 million surplus note to MetLife Capital Trust IV, an affiliate, with an interest rate of 7.38%.

  SECURED DEMAND NOTE -- AFFILIATED

     Effective September 30, 2008, the Company entered into a secured demand note collateral agreement with an affiliate pursuant to which the affiliate pledged securities to the Company to collateralize its obligation to lend $25 million to the Company. The Company has not exercised its right to sell or repledge the collateral.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SHORT-TERM DEBT

     Short-term debt was $414 million and $357 million at December 31, 2008 and 2007, respectively, which consisted entirely of commercial paper. During the years ended December 31, 2008, 2007 and 2006, the weighted average interest rate of short-term debt was 2.4%, 5.1% and 5.1%, respectively. During the years ended December 31, 2008, 2007 and 2006, the average daily balance of short-term debt was $421 million, $927 million and $768 million, respectively, and was outstanding for an average of 25 days, 25 days and 53 days, respectively.

  INTEREST EXPENSE

     Interest expense related to the Company's indebtedness included in other expenses was $192 million, $190 million and $184 million for the years ended December 31, 2008, 2007 and 2006, respectively, and does not include interest expense on shares subject to mandatory redemption. See Note 11. These amounts include $120 million, $78 million and $76 million of interest expense related to affiliated debt for the years ended December 31, 2008, 2007 and 2006, respectively.

  CREDIT AND COMMITTED FACILITIES AND LETTERS OF CREDIT

     Credit Facility. MetLife Funding, Inc., a subsidiary of the Company, maintains a committed and unsecured credit facility of $2.9 billion at December 31, 2008. When drawn upon, this facility bears interest at varying rates in accordance with the agreement as specified below. This facility can be used for general corporate purposes and, at December 31, 2008, the facility also served as a back-up line of credit for the Company's commercial paper program. This agreement contains various administrative, reporting, legal and financial covenants, including a covenant requiring MetLife, Inc. to maintain a specified minimum consolidated net worth. Management has no reason to believe that its lending counterparties are unable to fulfill their respective contractual obligations.

     Total fees associated with this credit facility were $17 million, of which $11 million related to deferred amendment fees, for the year ended December 31, 2008. Information on this credit facility at December 31, 2008 is as follows:

                                                                   LETTER OF
                                                                     CREDIT                   UNUSED
BORROWER(S)                               EXPIRATION    CAPACITY   ISSUANCES   DRAWDOWNS   COMMITMENTS
-----------                              ------------   --------   ---------   ---------   -----------
                                                                 (IN MILLIONS)
MetLife, Inc. and MetLife Funding,
  Inc. ...............................   June 2012 (1)   $2,850      $2,313       $ --         $537
                                                         ------      ------       ----         ----
  Total...............................                   $2,850      $2,313        $--         $537
                                                         ======      ======       ====         ====



--------

   (1) In December 2008, MetLife, Inc. and MetLife Funding, Inc. entered into an amended and restated $2.85 billion credit agreement with various financial institutions. The agreement amended and restated the $3.0 billion credit agreement entered into in June 2007. Proceeds are available to be used for general corporate purposes, to support their commercial paper programs and for the issuance of letters of credit. All borrowings under the credit agreement must be repaid by June 2012, except that letters of credit outstanding upon termination may remain outstanding until June 2013. The borrowers and the lenders under this facility may agree to extend the term of all or part of the facility to no later than June 2014, except that letters of credit outstanding upon termination may remain outstanding until June 2015. Fees for this agreement include a 0.25% facility fee, 0.075% fronting fee, a letter of credit fee between 1% and 5% based on certain market rates and a 0.05% utilization fee, as applicable, and may vary based on MetLife, Inc.'s senior unsecured ratings. MetLife, Inc. and MetLife Funding, Inc. incurred amendment costs of $11 million related to the $2,850 million amended and restated credit agreement, which have been capitalized and included in other assets. These costs will be amortized over the term of the agreement. MetLife, Inc. did not have any deferred financing costs associated with the original June 2007 credit agreement.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Committed Facility. Missouri Reinsurance (Barbados), Inc., a subsidiary of the Company, maintains a committed facility of $500 million at December 31, 2008. When drawn upon, this facility bears interest at varying rates in accordance with the agreement as specified below. The facility is used for collateral for certain of the Company's reinsurance reserves. This facility contains various administrative, reporting, legal and financial covenants. Management has no reason to believe that its lending counterparties are unable to fulfill their respective contractual obligations.

     Total fees associated with this committed facility were $4 million for the year ended December 31, 2008. Information on the committed facility at December 31, 2008 is as follows:

                                                                    LETTER OF
                                                                      CREDIT       UNUSED     MATURITY
ACCOUNT PARTY/BORROWER(S)      EXPIRATION    CAPACITY   DRAWDOWNS   ISSUANCES   COMMITMENTS    (YEARS)
-------------------------     ------------   --------   ---------   ---------   -----------   --------
                                                            (IN MILLIONS)
Exeter Reassurance Company
  Ltd., MetLife, Inc., &
  Missouri Reinsurance
  (Barbados), Inc. .........  June 2016 (1)    $500        $--         $490         $10           7
                                               ----        ---         ----         ---
  Total.....................                   $500        $--         $490         $10
                                               ====        ===         ====         ===



--------

   (1) Letters of credit and replacements or renewals thereof issued under this facility of $280 million, $10 million and $200 million are set to expire no later than December 2015, March 2016 and June 2016, respectively.

     Letters of Credit. At December 31, 2008, the Company had outstanding $2.8 billion in letters of credit from various financial institutions, of which $490 million and $2.3 billion were part of committed and credit facilities, respectively. As commitments associated with letters of credit and financing arrangements may expire unused, these amounts do not necessarily reflect the Company's actual future cash funding requirements.

11. SHARES SUBJECT TO MANDATORY REDEMPTION AND COMPANY-OBLIGATED MANDATORILY REDEEMABLE SECURITIES OF SUBSIDIARY TRUSTS

     GenAmerica Capital I. In June 1997, GenAmerica Corporation ("GenAmerica") issued $125 million of 8.525% capital securities through a wholly-owned subsidiary trust, GenAmerica Capital I. In October 2007, GenAmerica redeemed these securities which were due to mature on June 30, 2027. As a result of this redemption, the Company recognized additional interest expense of $10 million. Interest expense on these instruments is included in other expenses and was $20 million and $11 million for the years ended December 31, 2007 and 2006, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12.  INCOME TAX

     The provision for income tax from continuing operations is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                       ----------------------------
                                                        2008        2007       2006
                                                       ------      ------      ----
                                                               (IN MILLIONS)
Current:
  Federal............................................  $  (58)     $1,067      $492
  State and local....................................       2          22         5
  Foreign............................................      17           9         8
                                                       ------      ------      ----
  Subtotal...........................................     (39)      1,098       505
                                                       ------      ------      ----
Deferred:
  Federal............................................   1,689         (53)       43
  State and local....................................      --          18        19
  Foreign............................................       1          (9)      (10)
                                                       ------      ------      ----
  Subtotal...........................................   1,690         (44)       52
                                                       ------      ------      ----
Provision for income tax.............................  $1,651      $1,054      $557
                                                       ======      ======      ====



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       2008        2007        2006
                                                      ------      ------      -----
                                                              (IN MILLIONS)
Tax provision at U.S. statutory rate................  $1,759      $1,157      $ 780
Tax effect of:
  Tax-exempt investment income......................    (116)       (160)      (167)
  State and local income tax........................       1          33         19
  Prior year tax....................................      52          38        (26)
  Foreign tax rate differential and change in
     valuation allowance............................     (14)        (18)       (21)
  Other, net........................................     (31)          4        (28)
                                                      ------      ------      -----
Provision for income tax............................  $1,651      $1,054      $ 557
                                                      ======      ======      =====


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                              DECEMBER 31,
                                                            ---------------
                                                             2008     2007
                                                            ------   ------
                                                             (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables................  $3,312   $3,005
  Net operating loss carryforwards........................      24       47
  Employee benefits.......................................     616      120
  Tax credit carryforwards................................     298       --
  Net unrealized investment losses........................   4,062       --
  Litigation-related and government mandated..............     264       45
  Other...................................................     111      202
                                                            ------   ------
                                                             8,687    3,419
Less: Valuation allowance.................................      14        8
                                                            ------   ------
                                                             8,673    3,411
                                                            ------   ------
Deferred income tax liabilities:
  Investments, including derivatives......................   3,918    1,493
  DAC.....................................................   2,167    2,207
  Net unrealized investment gains.........................      --      689
  Other...................................................      31        7
                                                            ------   ------
                                                             6,116    4,396
                                                            ------   ------
Net deferred income tax asset/(liability).................  $2,557   $ (985)
                                                            ======   ======



     Domestic net operating loss carryforwards amount to $29 million at December 31, 2008 and will expire beginning in 2024. Foreign net operating loss carryforwards amount to $51 million at December 31, 2008 and were generated in various foreign countries with expiration periods of five years to indefinite expiration. Tax credit carryforwards amount to $298 million at December 31, 2008.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will be not realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2008, the Company recorded an increase to the deferred tax valuation allowance of $6 million related to certain foreign net operating loss carryforwards.

     The Company has not established a valuation allowance against the deferred tax asset of $4,062 million recognized in connection with unrealized losses at December 31, 2008. A valuation allowance was not considered necessary based upon the Company's intent and ability to hold such securities until their recovery or maturity and the existence of tax-planning strategies that include sources of future taxable income against which such losses could be offset.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2000. In 2005, the IRS commenced an examination of the Company's U.S. income tax returns for 2000 through 2002 that is anticipated to be completed in 2009.

     As a result of the implementation of FIN 48 on January 1, 2007, the Company recognized a $18 million increase in the liability for unrecognized tax benefits and a $16 million decrease in the interest liability for unrecognized tax benefits, as well as a $17 million increase in the liability for unrecognized tax benefits and a $5 million increase in the interest liability for unrecognized tax benefits which are included in liabilities of subsidiaries held-for-sale. The corresponding reduction to the January 1, 2007 balance of retained earnings was $13 million, net of $11 million of minority interest included in liabilities of subsidiaries held-for-sale. The Company's total amount of unrecognized tax benefits upon adoption of FIN 48 was $797 million. The Company reclassified, at adoption, $568 million of current income tax payables to the liability for unrecognized tax benefits included within other liabilities. The Company also reclassified, at adoption, $211 million of deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability for unrecognized tax benefits. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The total amount of unrecognized tax benefits at January 1, 2007 that would affect the effective tax rate, if recognized, was $586 million. The Company also had $198 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     At December 31, 2007, the Company's total amount of unrecognized tax benefits was $655 million and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, was $475 million. The total amount of unrecognized tax benefits decreased by $142 million from the date of adoption primarily due to settlements reached with the IRS with respect to certain significant issues involving demutualization, post-sale purchase price adjustments and reinsurance offset by additions for tax positions of the current year. As a result of the settlements, items within the liability for unrecognized tax benefits, in the amount of $171 million, were reclassified to current and deferred income taxes, as applicable, and a payment of $156 million was made in December of 2007, with $6 million to be paid in 2009 and the remaining $9 million to be paid in future years.

     At December 31, 2008, the Company's total amount of unrecognized tax benefits was $593 million and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is $485 million. The total amount of unrecognized tax benefits decreased by $62 million from December 31, 2007 primarily due to settlements reached with the IRS with respect to certain significant issues involving demutualization, leasing and tax credits offset by additions for tax positions of the current year. As a result of the settlements, items within the liability for unrecognized tax benefits, in the amount of $135 million, were reclassified to current and deferred income taxes, as applicable. Of the $135 million reclassified to current and deferred income taxes, $2 million was paid in 2008 and $133 million will be paid in 2009.

     The Company's liability for unrecognized tax benefits will change in the next 12 months pending the outcome of remaining issues associated with the current IRS audit including tax-exempt income and tax credits. Management is working to resolve the remaining audit items directly with IRS auditors as well as through available accelerated IRS resolution programs and may protest any unresolved issues through the IRS appeals process and, possibly, litigation, the timing and extent of which is uncertain. At this time, a reasonable estimate of the range of a payment or change in the liability is between $40 million and $50 million; however, the Company continues to believe that the ultimate resolution of the issues will not result in a material effect on its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2008 and December 31, 2007, is as follows:

                                                              DECEMBER 31,
                                                             -------------
                                                              2008    2007
                                                             -----   -----
                                                             (IN MILLIONS)
Balance as of beginning of the period......................  $ 655   $ 797
Additions for tax positions of prior years.................      4      32
Reductions for tax positions of prior years................    (33)    (51)
Additions for tax positions of current year................    120      52
Reductions for tax positions of current year...............    (12)     --
Settlements with tax authorities...........................   (135)   (171)
Lapses of statutes of limitations..........................     (6)     (4)
                                                             -----   -----
Balance as of end of the period............................  $ 593   $ 655
                                                             =====   =====



     During the year ended December 31, 2007, the Company recognized $72 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2007, the Company had $197 million of accrued interest associated with the liability for unrecognized tax benefits. The $1 million increase, from the date of adoption, in accrued interest associated with the liability for unrecognized tax benefits resulted from an increase of $72 million of interest expense and a $73 million decrease primarily resulting from the aforementioned IRS settlements. During 2007, the $73 million resulting from IRS settlements was reclassified to current income tax payable and will be paid in 2009.

     During the year ended December 31, 2008, the Company recognized $33 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2008, the Company had $156 million of accrued interest associated with the liability for unrecognized tax benefits. The $41 million decrease from December 31, 2007 in accrued interest associated with the liability for unrecognized tax benefits resulted from an increase of $33 million of interest expense and a $74 million decrease primarily resulting from the aforementioned IRS settlements. Of the $74 million decrease, $73 million has been reclassified to current income tax payable and the remaining $1 million reduced interest expense. Of the $73 million reclassified to current income tax payable, $4 million was paid in 2008 and the remainder of $69 million will be paid in 2009.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2008 and 2007, the Company recognized an income tax benefit of $104 million and $113 million, respectively, related to the separate account DRD.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company is a defendant in a large number of litigation matters. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. In 2007, the Company received $39 million upon the resolution of an indemnification claim associated with the 2000 acquisition of GALIC, and the Company reduced legal liabilities by $31 million after the settlement of certain cases. The review includes senior legal and financial personnel. Unless stated below, estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for a number of the matters noted below; in 2007 the Company increased legal liabilities for pending sales practices, employment, and intellectual property litigation matters against the Company. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at December 31, 2008.

  Demutualization Actions

     Several lawsuits were brought in 2000 challenging the fairness of the Plan and the adequacy and accuracy of Metropolitan Life Insurance Company's disclosure to policyholders regarding the Plan. The actions discussed below name as defendants some or all of Metropolitan Life Insurance Company, MetLife, Inc., and individual directors. Metropolitan Life Insurance Company, MetLife, Inc., and the individual directors believe they have meritorious defenses to the plaintiffs' claims and are contesting vigorously all of the plaintiffs' claims in these actions.

     Fiala, et al. v. Metropolitan Life Ins. Co., et al. (Sup. Ct., N.Y. County, filed March 17, 2000). The plaintiffs in the consolidated state court class action seek compensatory relief and punitive damages against Metropolitan Life Insurance Company, MetLife, Inc., and individual directors. The court has certified a litigation class of present and former policyholders on plaintiffs' claim that defendants violated section 7312 of the New York Insurance Law. Pursuant to the court's order, plaintiffs have given notice to the class of the pendency of this action. Defendants' motion for summary judgment is pending.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In re MetLife Demutualization Litig. (E.D.N.Y., filed April 18, 2000). In this class action against Metropolitan Life Insurance Company and MetLife, Inc., plaintiffs served a second consolidated amended complaint in 2004. Plaintiffs assert violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with the Plan, claiming that the Policyholder Information Booklets failed to disclose certain material facts and contained certain material misstatements. They seek rescission and compensatory damages. By orders dated July 19, 2005 and August 29, 2006, the federal trial court certified a litigation class of present and former policyholders. The court has directed the manner and form of notice to the class, but plaintiffs have not yet distributed the notice. Metropolitan Life Insurance Company and MetLife, Inc. have moved for summary judgment, and plaintiffs have moved for partial summary judgment. The court heard oral argument on the parties' motions for summary judgment on September 19, 2008.

  Asbestos-Related Claims

     Metropolitan Life Insurance Company is and has been a defendant in a large number of asbestos-related suits filed primarily in state courts. These suits principally allege that the plaintiff or plaintiffs suffered personal injury resulting from exposure to asbestos and seek both actual and punitive damages. Metropolitan Life Insurance Company has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products nor has Metropolitan Life Insurance Company issued liability or workers' compensation insurance to companies in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. The lawsuits principally have focused on allegations with respect to certain research, publication and other activities of one or more of Metropolitan Life Insurance Company's employees during the period from the 1920's through approximately the 1950's and allege that Metropolitan Life Insurance Company learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Metropolitan Life Insurance Company believes that it should not have legal liability in these cases. The outcome of most asbestos litigation matters, however, is uncertain and can be impacted by numerous variables, including differences in legal rulings in various jurisdictions, the nature of the alleged injury, and factors unrelated to the ultimate legal merit of the claims asserted against Metropolitan Life Insurance Company. Metropolitan Life Insurance Company employs a number of resolution strategies to manage its asbestos loss exposure, including seeking resolution of pending litigation by judicial rulings and settling individual or groups of claims or lawsuits under appropriate circumstances.

     Claims asserted against Metropolitan Life Insurance Company have included negligence, intentional tort and conspiracy concerning the health risks associated with asbestos. Metropolitan Life Insurance Company's defenses (beyond denial of certain factual allegations) include that: (i) Metropolitan Life Insurance Company owed no duty to the plaintiffs -- it had no special relationship with the plaintiffs and did not manufacture, produce, distribute or sell the asbestos products that allegedly injured plaintiffs; (ii) plaintiffs did not rely on any actions of Metropolitan Life Insurance Company; (iii) Metropolitan Life Insurance Company's conduct was not the cause of the plaintiffs' injuries; (iv) plaintiffs' exposure occurred after the dangers of asbestos were known; and (v) the applicable time with respect to filing suit has expired. During the course of the litigation, certain trial courts have granted motions dismissing claims against Metropolitan Life Insurance Company, while other trial courts have denied Metropolitan Life Insurance Company's motions to dismiss. There can be no assurance that Metropolitan Life Insurance Company will receive favorable decisions on motions in the future. While most cases brought to date have settled, Metropolitan Life Insurance Company intends to continue to defend aggressively against claims based on asbestos exposure, including defending claims at trials.

     The approximate total number of asbestos personal injury claims pending against Metropolitan Life Insurance Company as of the dates indicated, the approximate number of new claims during the years ended on those dates and

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


the approximate total settlement payments made to resolve asbestos personal injury claims at or during those years are set forth in the following table:

                                                           DECEMBER 31,
                                                   ---------------------------
                                                     2008      2007      2006
                                                   -------   -------   -------
                                                   (IN MILLIONS, EXCEPT NUMBER
                                                            OF CLAIMS)
Asbestos personal injury claims at year end......   74,027    79,717    87,070
Number of new claims during the year.............    5,063     7,161     7,870
Settlement payments during the year (1)..........  $  99.0   $  28.2   $  35.5


--------

   (1) Settlement payments represent payments made by Metropolitan Life Insurance Company during the year in connection with settlements made in that year and in prior years. Amounts do not include Metropolitan Life Insurance Company's attorneys' fees and expenses and do not reflect amounts received from insurance carriers.

     In 2005, Metropolitan Life Insurance Company received approximately 18,500 new claims, ending the year with a total of approximately 100,250 claims, and paid approximately $74.3 million for settlements reached in 2005 and prior years. In 2004, Metropolitan Life Insurance Company received approximately 23,900 new claims, ending the year with a total of approximately 108,000 claims, and paid approximately $85.5 million for settlements reached in 2004 and prior years. In 2003, Metropolitan Life Insurance Company received approximately 58,750 new claims, ending the year with a total of approximately 111,700 claims, and paid approximately $84.2 million for settlements reached in 2003 and prior years. The number of asbestos cases that may be brought, the aggregate amount of any liability that Metropolitan Life Insurance Company may incur, and the total amount paid in settlements in any given year are uncertain and may vary significantly from year to year.

     The ability of Metropolitan Life Insurance Company to estimate its ultimate asbestos exposure is subject to considerable uncertainty, and the conditions impacting its liability can be dynamic and subject to change. The availability of reliable data is limited and it is difficult to predict with any certainty the numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims, the disease mix and severity of disease in pending and future claims, the impact of the number of new claims filed in a particular jurisdiction and variations in the law in the jurisdictions in which claims are filed, the possible impact of tort reform efforts, the willingness of courts to allow plaintiffs to pursue claims against Metropolitan Life Insurance Company when exposure to asbestos took place after the dangers of asbestos exposure were well known, and the impact of any possible future adverse verdicts and their amounts.

     The ability to make estimates regarding ultimate asbestos exposure declines significantly as the estimates relate to years further in the future. In the Company's judgment, there is a future point after which losses cease to be probable and reasonably estimable. It is reasonably possible that the Company's total exposure to asbestos claims may be materially greater than the asbestos liability currently accrued and that future charges to income may be necessary. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on the Company's financial position.

     During 1998, Metropolitan Life Insurance Company paid $878 million in premiums for excess insurance policies for asbestos-related claims. The excess insurance policies for asbestos-related claims provided for recovery of losses up to $1.5 billion in excess of a $400 million self-insured retention. The Company's initial option to commute the excess insurance policies for asbestos-related claims would have arisen at the end of 2008. On September 29, 2008, Metropolitan Life Insurance Company entered into agreements commuting the excess insurance policies as of September 30, 2008. As a result of the commutation of the policies, Metropolitan Life Insurance Company received cash and securities totaling $632 million. Of this total, Metropolitan Life Insurance Company received $115 million in fixed maturity securities on September 26, 2008, $200 million in cash on

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


October 29, 2008, and $317 million in cash on January 29, 2009. Metropolitan Life Insurance Company recognized a loss on commutation of the policies in the amount of $35.3 million during 2008.

     In the years prior to commutation, the excess insurance policies for asbestos-related claims were subject to annual and per claim sublimits. Amounts exceeding the sublimits during 2007, 2006 and 2005 were approximately $16 million, $8 million and $0, respectively. Amounts were recoverable under the policies annually with respect to claims paid during the prior calendar year. Each asbestos-related policy contained an experience fund and a reference fund that provided for payments to Metropolitan Life Insurance Company at the commutation date if the reference fund was greater than zero at commutation or pro rata reductions from time to time in the loss reimbursements to Metropolitan Life Insurance Company if the cumulative return on the reference fund was less than the return specified in the experience fund. The return in the reference fund was tied to performance of the S&P 500 Index and the Lehman Brothers Aggregate Bond Index. A claim with respect to the prior year was made under the excess insurance policies in each year from 2003 through 2008 for the amounts paid with respect to asbestos litigation in excess of the retention. The foregone loss reimbursements were approximately $62.2 million with respect to claims for the period of 2002 through 2007. Because the policies were commuted as of September 30, 2008, there will be no claims under the policies or forgone loss reimbursements with respect to payments made in 2008 and thereafter.

     The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for asbestos-related claims. Metropolitan Life Insurance Company's recorded asbestos liability is based on its estimation of the following elements, as informed by the facts presently known to it, its understanding of current law, and its past experiences: (i) the probable and reasonably estimable liability for asbestos claims already asserted against Metropolitan Life Insurance Company, including claims settled but not yet paid; (ii) the probable and reasonably estimable liability for asbestos claims not yet asserted against Metropolitan Life Insurance Company, but which Metropolitan Life Insurance Company believes are reasonably probable of assertion; and (iii) the legal defense costs associated with the foregoing claims. Significant assumptions underlying Metropolitan Life Insurance Company's analysis of the adequacy of its recorded liability with respect to asbestos litigation include: (i) the number of future claims; (ii) the cost to resolve claims; and (iii) the cost to defend claims.

     Metropolitan Life Insurance Company reevaluates on a quarterly and annual basis its exposure from asbestos litigation, including studying its claims experience, reviewing external literature regarding asbestos claims experience in the United States, assessing relevant trends impacting asbestos liability and considering numerous variables that can affect its asbestos liability exposure on an overall or per claim basis. These variables include bankruptcies of other companies involved in asbestos litigation, legislative and judicial developments, the number of pending claims involving serious disease, the number of new claims filed against it and other defendants, and the jurisdictions in which claims are pending. As previously disclosed, in 2002 Metropolitan Life Insurance Company increased its recorded liability for asbestos-related claims by $402 million from approximately $820 million to $1,225 million. Based upon its regular reevaluation of its exposure from asbestos litigation, Metropolitan Life Insurance Company has updated its liability analysis for asbestos-related claims through December 31, 2008.

  Regulatory Matters

     The Company receives and responds to subpoenas or other inquiries from state regulators, including state insurance commissioners; state attorneys general or other state governmental authorities; federal regulators, including the SEC; federal governmental authorities, including congressional committees; and the Financial Industry Regulatory Authority seeking a broad range of information. The issues involved in information requests and regulatory matters vary widely. Certain regulators have requested information and documents regarding contingent commission payments to brokers, the Company's awareness of any "sham" bids for business, bids and quotes that the Company submitted to potential customers, incentive agreements entered into with brokers, or compensation paid to intermediaries. Regulators also have requested information relating to market timing and late

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


trading of mutual funds and variable insurance products and, generally, the marketing of products. The Company has received a subpoena from the Office of the U.S. Attorney for the Southern District of California asking for documents regarding the insurance broker Universal Life Resources. The Company has been cooperating fully with these inquiries.

     Regulatory authorities in a small number of states have had investigations or inquiries relating to sales of individual life insurance policies or annuities or other products by Metropolitan Life Insurance Company; New England Mutual Life Insurance Company, New England Life Insurance Company and New England Securities Corporation (collectively "New England"); and GALIC. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief. The Company may continue to resolve investigations in a similar manner.

     In June 2008, the Environmental Protection Agency issued a Notice of Violation ("NOV") regarding the operations of the Homer City Generating Station, an electrical generation facility. The NOV alleges, among other things, that the electrical generation facility is being operated in violation of certain federal and state Clean Air Act requirements. Homer City OL6 LLC, an entity owned by Metropolitan Life Insurance Company, is a passive investor with a minority interest in the electrical generation facility, which is solely operated by the lessee, EME Homer City Generation L.P. ("EME Homer"). Homer City OL6 LLC and EME Homer are among the respondents identified in the NOV. EME Homer has been notified of its obligation to indemnify Homer City OL6 LLC and Metropolitan Life Insurance Company for any claims resulting from the NOV and has expressly acknowledged its obligation to indemnify Homer City OL6 LLC.

  Other Litigation

     Jacynthe Evoy-Larouche v. Metropolitan Life Ins. Co. (Que. Super. Ct., filed March 1998). This putative class action lawsuit involving sales practices claims was filed against Metropolitan Life Insurance Company in Canada. Plaintiff alleged misrepresentations regarding dividends and future payments for life insurance policies and seeks unspecified damages. Pursuant to a judgment dated March 11, 2009, this lawsuit was dismissed.

     The American Dental Association, et al. v. MetLife Inc., et al. (S.D. Fla., filed May 19, 2003). The American Dental Association and three individual providers have sued MetLife, Inc., Metropolitan Life Insurance Company and other non-affiliated insurance companies in a putative class action lawsuit. The plaintiffs purport to represent a nationwide class of in-network providers who allege that their claims are being wrongfully reduced by downcoding, bundling, and the improper use and programming of software. The complaint alleges federal racketeering and various state law theories of liability. On February 10, 2009, the district court granted the Company's motion to dismiss plaintiffs' second amended complaint, dismissing all of plaintiffs' claims except for breach of contract claims. Plaintiffs had been provided with an opportunity to re-plead the dismissed claims by February 26, 2009. Since plaintiffs never amended these claims, they were dismissed with prejudice on March 2, 2009. By order dated March 20, 2009, the court declined to retain jurisdiction over the remaining breach of contract claims and dismissed the lawsuit.

     In Re Ins. Brokerage Antitrust Litig. (D. N.J., filed February 24,
2005). In this multi-district class action proceeding, plaintiffs' complaint alleged that MetLife, Inc., Metropolitan Life Insurance Company, several non-affiliated insurance companies and several insurance brokers violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"), the Employee Retirement Income Security Act of 1974 ("ERISA"), and antitrust laws and committed other misconduct in the context of providing insurance to employee benefit plans and to persons who participate in such employee benefit plans. In August and September 2007 and January 2008, the court issued orders granting defendants' motions to dismiss with prejudice the federal antitrust, the RICO, and the ERISA claims. In February 2008, the court dismissed the remaining state law claims on jurisdictional grounds. Plaintiffs' appeal from the orders dismissing their RICO and federal antitrust claims is pending with the U.S. Court of Appeals for the Third Circuit. A putative class action alleging that MetLife, Inc. and other non-affiliated defendants violated

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


state laws was transferred to the District of New Jersey but was not consolidated with other related actions. Plaintiffs' motion to remand this action to state court in Florida is pending.

     Metropolitan Life Insurance Company v. Park Avenue Securities, et. al. (FINRA Arbitration, filed May 2006). Metropolitan Life Insurance Company commenced an action against Park Avenue Securities LLC., a registered investment adviser and broker-dealer that is an indirect wholly-owned subsidiary of The Guardian Life Insurance Company of America, alleging misappropriation of confidential and proprietary information and use of prohibited methods to solicit Metropolitan Life Insurance Company customers and recruit Metropolitan Life Insurance Company financial services representatives. On February 12, 2009, a FINRA arbitration panel awarded Metropolitan Life Insurance Company $21 million in damages, including punitive damages and attorneys' fees. Park Avenue Securities may appeal the award.

     Thomas, et al. v. Metropolitan Life Ins. Co., et al. (W.D. Okla., filed January 31, 2007). A putative class action complaint was filed against Metropolitan Life Insurance Company and MetLife Securities, Inc. Plaintiffs assert legal theories of violations of the federal securities laws and violations of state laws with respect to the sale of certain proprietary products by the Company's agency distribution group. Plaintiffs seek rescission, compensatory damages, interest, punitive damages and attorneys' fees and expenses. In January and May 2008, the court issued orders granting the defendants' motion to dismiss in part, dismissing all of plaintiffs' claims except for claims under the Investment Advisers Act. Defendants' motion to dismiss claims under the Investment Advisers Act was denied. The Company will vigorously defend against the remaining claims in this matter.

     Sales Practices Claims. Over the past several years, Metropolitan Life Insurance Company, New England and GALIC have faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Some of the current cases seek substantial damages, including punitive and treble damages and attorneys' fees. At December 31, 2008, there were approximately 125 sales practices litigation matters pending against the Company. The Company continues to vigorously defend against the claims in these matters. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices claims against Metropolitan Life Insurance Company, New England, GALIC, MetLife Securities, Inc. and Walnut Street Securities.

  Summary

     Putative or certified class action litigation and other litigation and claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted previously in connection with specific matters. In some of the matters referred to previously, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                DECEMBER 31,
                                                               --------------
                                                               2008      2007
                                                               ----      ----
                                                                (IN MILLIONS)
Other Assets:
  Premium tax offset for future undiscounted assessments.....   $37       $24
  Premium tax offsets currently available for paid
     assessments.............................................     5         5
                                                                ---       ---
                                                                $42       $29
                                                                ===       ===
Other Liabilities:
  Insolvency assessments.....................................   $57       $41
                                                                ===       ===



     Assessments levied against the Company were $2 million, less than $1 million and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

COMMITMENTS

  LEASES

     In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants are contingent upon the level of the tenants' sales revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, data processing and other equipment. Future minimum rental and sublease income, and minimum gross rental payments relating to these lease agreements are as follows:

                                                                           GROSS
                                                     RENTAL   SUBLEASE    RENTAL
                                                     INCOME    INCOME    PAYMENTS
                                                     ------   --------   --------
                                                             (IN MILLIONS)
2009...............................................   $390       $12      $  189
2010...............................................   $347       $ 8      $  190
2011...............................................   $270       $ 8      $  168
2012...............................................   $209       $ 8      $  143
2013...............................................   $170       $ 8      $  129
Thereafter.........................................   $534       $33      $1,061


     During the fourth quarter of 2008, MetLife, Inc. moved certain of its operations in New York from Long Island City to New York City. As a result of this movement of operations and current market conditions, which precluded the immediate and complete sublet of all unused space in both Long Island City and New York City, the Company incurred a lease impairment charge of $38 million which is included within other expenses in Corporate & Other. The impairment charge was determined based upon the present value of the gross rental payments less sublease income discounted at a risk-adjusted rate over the remaining lease terms which range from 15-20 years. The

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company has made assumptions with respect to the timing and amount of future sublease income in the determination of this impairment charge. Additional impairment charges could be incurred should market conditions deteriorate further or last for a period significantly longer than anticipated.

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $2.9 billion and $2.8 billion at December 31, 2008 and 2007, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $2.2 billion and $3.3 billion at December 31, 2008 and 2007, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES, BRIDGE LOANS AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities, bridge loans and private corporate bond investments. The amounts of these unfunded commitments were $611 million and $667 million at December 31, 2008 and 2007, respectively.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $1 million to $800 million, with a cumulative maximum of $1.1 billion, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees or commitments.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     During the year ended December 31, 2008, the Company recorded $7 million of additional liabilities for guarantees related to certain investment transactions. The term for these guarantees and their associated liabilities varies, with a maximum of 18 years. The maximum potential amount of future payments the Company could be required to pay under these guarantees is $202 million. During the year ended December 31, 2008, the Company reduced $3 million of previously recorded liabilities related to these investment transactions. The Company's

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


recorded liability was $4 million at December 31, 2008 for indemnities, guarantees and commitments. The Company had no liability for indemnities, guarantees and commitments at December 31, 2007.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $1,558 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. As of December 31, 2008, the Company would have paid $35 million to terminate all of these contracts.

     See Note 4 for further disclosures related to credit default swap obligations.

14.  EMPLOYEE BENEFIT PLANS

  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     The Company sponsors and administers various qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans covering employees and sales representatives who meet specified eligibility requirements of the sponsor and its participating affiliates. Participating affiliates are allocated a proportionate share of net expense related to the plans as well as contributions made to the plans. Pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits based upon years of credited service and either final average or career average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay, as well as earnings credits, determined annually, based upon the average annual rate of interest on 30-year U.S. Treasury securities, for each account balance. At December 31, 2008, the majority of active participants are accruing benefits under the cash balance formula; however, approximately 95% of the Company's obligations result from benefits calculated with the traditional formula. The non-qualified pension plans provide supplemental benefits, in excess of amounts permitted by governmental agencies, to certain executive level employees. The Company's proportionate share of net pension expense related to its sponsored pension plans was $49 million for the year ended December 31, 2008.

     The Company also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired employees. The other postretirement plans cover eligible employees of the sponsor and its participating affiliates who were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for the Company or its participating affiliates, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total cost of postretirement medical benefits. Participating affiliates are allocated a proportionate share of net expense and contributions related to the postemployment and other postretirement plans. Employees hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits. The Company's proportionate share of net other postretirement expense related to its sponsored other postretirement plans was ($8) million for the year ended December 31, 2008.

     As described more fully in Note 1, effective December 31, 2006, MetLife, Inc. adopted SFAS 158. The adoption of SFAS 158 required the recognition of the funded status of defined benefit pension and other postretirement benefit plans and eliminated the additional minimum pension liability provision of SFAS 87. The Company's additional minimum pension liability was $78 million, and the intangible asset was $12 million, at December 31, 2005. The excess of the additional minimum pension liability over the intangible asset of $66 million, $41 million net of income tax, was recorded as a reduction of accumulated other comprehensive income. At December 31, 2006, immediately prior to adopting SFAS 158, the Company's additional minimum pension liability was $92 million. The additional minimum pension liability of $59 million, net of income tax of $33 million, was

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


recorded as a reduction of accumulated other comprehensive income. The change in the additional minimum pension liability of $18 million, net of income tax, was reflected as a component of comprehensive income for the year ended December 31, 2006. Upon adoption of SFAS 158, the Company eliminated the additional minimum pension liability and recognized as an adjustment to accumulated other comprehensive income (loss), net of income tax, those amounts of actuarial gains and losses, prior service costs and credits, and the remaining net transition asset or obligation that had not yet been included in net periodic benefit cost at the date of adoption.

     The following table summarizes the adjustments to the December 31, 2006 consolidated balance sheet as a result of recognizing the funded status of the defined benefit plans:

                                                                 DECEMBER 31, 2006
                                                 -------------------------------------------------
                                                              ADDITIONAL
                                                                MINIMUM
                                                     PRE        PENSION   ADOPTION OF      POST
                                                   SFAS 158    LIABILITY    SFAS 158     SFAS 158
BALANCE SHEET CAPTION                            ADJUSTMENTS  ADJUSTMENT   ADJUSTMENT  ADJUSTMENTS
-----------------------------------------------  -----------  ----------  -----------  -----------
                                                                   (IN MILLIONS)
Other assets: Prepaid pension benefit cost.....     $1,878       $ --       $  (999)     $   879
Other assets: Intangible asset.................     $   12        (12)           --      $    --
Other liabilities: Accrued pension benefit
  cost.........................................     $ (474)       (14)          (66)     $  (554)
Other liabilities: Accrued other postretirement
  benefit plan cost............................     $ (688)        --           (96)     $  (784)
                                                                 ----       -------
  Subtotal.....................................                   (26)       (1,161)
Net liability of subsidiary held-for-sale......                    --           (17)
                                                                 ----       -------
Accumulated other comprehensive income (loss),
  before income tax:
Defined benefit plans..........................     $  (66)       (26)       (1,178)     $(1,270)
Minority interest..............................                    --             8
Deferred income tax............................                     8           421
                                                                 ----       -------
Accumulated other comprehensive income (loss),
  net of income tax:
Defined benefit plans..........................     $  (41)      $(18)      $  (749)     $  (808)
                                                                 ====       =======



     A December 31 measurement date is used for all of the Company's defined benefit pension and other postretirement benefit plans.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OBLIGATIONS, FUNDED STATUS AND NET PERIODIC BENEFIT COSTS

                                                                DECEMBER 31,
                                                     ---------------------------------
                                                                            OTHER
                                                         PENSION        POSTRETIREMENT
                                                         BENEFITS          BENEFITS
                                                     ---------------   ---------------
                                                      2008     2007     2008     2007
                                                     ------   ------   ------   ------
                                                               (IN MILLIONS)
Change in benefit obligation:
Benefit obligation at beginning of year............  $5,668   $5,854   $1,581   $2,043
  Service cost.....................................     159      158       20       26
  Interest cost....................................     375      348      101      102
  Plan participants' contributions.................      --       --       31       31
  Net actuarial (gains) losses.....................     139     (383)      19     (464)
  Change in benefits...............................       1       39       --       --
  Prescription drug subsidy........................      --       --       10       13
  Benefits paid....................................    (349)    (348)    (146)    (170)
                                                     ------   ------   ------   ------
Benefit obligation at end of year..................   5,993    5,668    1,616    1,581
                                                     ------   ------   ------   ------
Change in plan assets:
Fair value of plan assets at beginning of year.....   6,467    6,228    1,181    1,169
  Actual return on plan assets.....................    (943)     539     (149)      58
  Employer contribution............................     341       48        1        1
  Benefits paid....................................    (349)    (348)     (23)     (47)
                                                     ------   ------   ------   ------
  Fair value of plan assets at end of year.........   5,516    6,467    1,010    1,181
                                                     ------   ------   ------   ------
  Funded status at end of year.....................  $ (477)  $  799   $ (606)  $ (400)
                                                     ======   ======   ======   ======
Amounts recognized in the consolidated balance
  sheet consist of:
  Other assets.....................................  $  208   $1,382   $   --   $   --
  Other liabilities................................    (685)    (583)    (606)    (400)
                                                     ------   ------   ------   ------
  Net amount recognized............................  $ (477)  $  799   $ (606)  $ (400)
                                                     ======   ======   ======   ======
Accumulated other comprehensive (income) loss:
  Net actuarial (gains) losses.....................  $2,196   $  633   $  146   $ (112)
  Prior service cost (credit)......................      44       63     (157)    (194)
                                                     ------   ------   ------   ------
  Accumulated other comprehensive (income) loss....  $2,240   $  696   $  (11)  $ (306)
                                                     ======   ======   ======   ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The aggregate projected benefit obligation and aggregate fair value of plan assets for the pension plans were as follows:

                                                             DECEMBER 31,
                                          -------------------------------------------------
                                                            NON-QUALIFIED
                                           QUALIFIED PLAN        PLAN            TOTAL
                                          ---------------   -------------   ---------------
                                           2008     2007     2008    2007    2008     2007
                                          ------   ------   -----   -----   ------   ------
                                                            (IN MILLIONS)
Aggregate fair value of plan assets
  (principally Company contracts).......  $5,516   $6,467   $  --   $  --   $5,516   $6,467
Aggregate projected benefit obligation..   5,308    5,085     685     583    5,993    5,668
                                          ------   ------   -----   -----   ------   ------
Over (under) funded.....................  $  208   $1,382   $(685)  $(583)  $ (477)  $  799
                                          ======   ======   =====   =====   ======   ======



     The accumulated benefit obligation for all defined benefit pension plans was $5,583 million and $5,256 million at December 31, 2008 and 2007, respectively.

     Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

                                                               DECEMBER 31,
                                                              --------------
                                                              2008      2007
                                                              ----      ----
                                                               (IN MILLIONS)
Projected benefit obligation................................  $685      $583
Accumulated benefit obligation..............................  $577      $508
Fair value of plan assets...................................  $ --      $ --


     Information for pension and other postretirement benefit plans with a projected benefit obligation in excess of plan assets is as follows:

                                                          DECEMBER 31,
                                               ---------------------------------
                                                                      OTHER
                                                   PENSION        POSTRETIREMENT
                                                   BENEFITS          BENEFITS
                                               ---------------   ---------------
                                                2008     2007     2008     2007
                                               ------   ------   ------   ------
                                                         (IN MILLIONS)
Projected benefit obligation.................   $685     $583    $1,616   $1,581
Fair value of plan assets....................   $ --     $ --    $1,010   $1,181

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) were as follows:

                                                          YEARS ENDED DECEMBER 31,
                                            ---------------------------------------------------
                                                                                 OTHER
                                                     PENSION                POSTRETIREMENT
                                                    BENEFITS                   BENEFITS
                                            ------------------------   ------------------------
                                             2008     2007     2006     2008     2007     2006
                                            ------   ------   ------   ------   ------   ------
                                                               (IN MILLIONS)
NET PERIODIC BENEFIT COST
  Service cost............................  $  159    $ 158    $ 155    $ 20     $  26    $ 35
  Interest cost...........................     375      348      328     101       102     116
  Expected return on plan assets..........    (517)    (501)    (447)    (88)      (87)    (80)
  Amortization of net actuarial (gains)
     losses...............................      24       68      131      --        --      21
  Amortization of prior service cost
     (credit).............................      15       17        7     (36)      (36)    (37)
                                            ------   ------   ------   ------   ------   ------
     Net periodic benefit cost............      56       90    $ 174      (3)        5    $ 55
                                                              ======                     ======
     Net periodic benefit cost of
       subsidiary held-for-sale...........      --        4               --         1
                                            ------   ------            ------   ------
                                                56       94               (3)        6
                                            ------   ------            ------   ------
OTHER CHANGES IN PLAN ASSETS AND BENEFIT
  OBLIGATIONS RECOGNIZED IN OTHER
  COMPREHENSIVE INCOME (LOSS)
  Net actuarial (gains) losses............   1,563     (424)             258      (440)
  Prior service cost (credit).............     (19)      40               37        --
  Amortization of net actuarial (gains)
     losses...............................     (24)     (68)              --        --
  Amortization of prior service cost
     (credit).............................     (15)     (17)              36        36
                                            -- ---    -----             ----     -----
     Total recognized in other
       comprehensive income (loss)........   1,505     (469)             331      (404)
                                            -- ---    -----             ----     -----
     Total recognized in net periodic
       benefit cost and other
       comprehensive income (loss)........  $1,561    $(375)            $328     $(398)
                                            ======   ======            ======   ======



     The estimated net actuarial losses and prior service cost for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are $198 million and $9 million, respectively.

     The estimated net actuarial losses and prior service credit for the defined benefit other postretirement benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are $10 million and ($36) million, respectively.

     In 2004, the Company adopted the guidance in FSP No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, to account for future subsidies to be received under the Prescription Drug Act. The Company began receiving these subsidies during

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


2006. A summary of the reduction to the APBO and related reduction to the components of net periodic other postretirement benefit plan cost is as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                         2008   2007   2006
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Cumulative reduction in benefit obligation:
  Balance, beginning of year...........................  $299   $328   $298
  Service cost.........................................     5      7      6
  Interest cost........................................    20     19     19
  Net actuarial gains (losses).........................     3    (42)    15
  Prescription drug subsidy............................   (10)   (13)   (10)
                                                         ----   ----   ----
     Balance, end of year..............................  $317   $299   $328
                                                         ====   ====   ====




                                                          YEARS ENDED DECEMBER 31,
                                                          ------------------------
                                                          2008      2007      2006
                                                          ----      ----      ----
                                                                (IN MILLIONS)
Reduction in net periodic benefit cost:
  Service cost..........................................   $ 5       $ 7       $ 6
  Interest cost.........................................    20        19        19
  Amortization of net actuarial gains (losses)..........    --         5        30
                                                           ---       ---       ---
     Total reduction in net periodic benefit cost.......   $25       $31       $55
                                                           ===       ===       ===



     The Company received subsidies of $12 million and $10 million for the years ended December 31, 2008 and 2007, respectively.

  ASSUMPTIONS

     Assumptions used in determining benefit obligations were as follows:

                                                       DECEMBER 31,
                                       -------------------------------------------
                                                                     OTHER
                                             PENSION             POSTRETIREMENT
                                             BENEFITS               BENEFITS
                                       -------------------   ---------------------
                                          2008       2007      2008         2007
                                       ---------   -------   --------     --------
Weighted average discount rate.......    6.60%      6.65%      6.62%        6.65%
Rate of compensation increase........  3.5%-7.5%   4.0%-8%      N/A          N/A


     Assumptions used in determining net periodic benefit cost were as follows:

                                                       DECEMBER 31,
                                ---------------------------------------------------------
                                                                  OTHER POSTRETIREMENT
                                      PENSION BENEFITS                  BENEFITS
                                ---------------------------   ---------------------------
                                  2008      2007      2006      2008      2007      2006
                                -------   -------   -------   -------   -------   -------
Weighted average discount
  rate........................   6.65%     6.00%     5.80%      6.65%     6.00%     5.79%
Weighted average expected rate
  of return on plan assets....   8.25%     8.25%     8.25%      7.33%     7.48%     7.42%
Rate of compensation
  increase....................  3.5%-8%   4.0%-8%   4.0%-8%      N/A       N/A       N/A

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The discount rate is determined annually based on the yield, measured on a yield to worst basis, of a hypothetical portfolio constructed of high quality debt instruments available on the valuation date, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due.

     The expected rate of return on plan assets is based on anticipated performance of the various asset sectors in which the plan invests, weighted by target allocation percentages. Anticipated future performance is based on long-term historical returns of the plan assets by sector, adjusted for the Company's long-term expectations on the performance of the markets. While the precise expected return derived using this approach will fluctuate from year to year, the Company's policy is to hold this long-term assumption constant as long as it remains within reasonable tolerance from the derived rate.

     The weighted average expected return on plan assets for use in that plan's valuation in 2009 is currently anticipated to be 8.25% for pension benefits and postretirement medical benefits and 6.25% for postretirement life benefits.

     The assumed healthcare cost trend rates used in measuring the APBO and net periodic benefit cost were as follows:

                                                          DECEMBER 31,
                                ---------------------------------------------------------------
                                             2008                             2007
                                ------------------------------   ------------------------------
Pre-Medicare eligible claims..  8.8% down to 5.8% in 2018 and    8.5% down to 5% in 2014 and
                                gradually decreasing until       remaining constant thereafter
                                2079 reaching the ultimate
                                rate of 4.1%
Medicare eligible claims......  8.8% down to 5.8% in 2018 and    10.5% down to 5% in 2018 and
                                gradually decreasing until       remaining constant thereafter
                                2079 reaching the ultimate
                                rate of 4.1%


     Assumed healthcare cost trend rates may have a significant effect on the amounts reported for healthcare plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

                                                       ONE PERCENT   ONE PERCENT
                                                         INCREASE      DECREASE
                                                       -----------   -----------
                                                             (IN MILLIONS)
Effect on total of service and interest cost
  components.........................................      $ 6           $ (6)
Effect of accumulated postretirement benefit
  obligation.........................................      $76           $(86)


  PLAN ASSETS

     The Company has issued group annuity and life insurance contracts supporting approximately 99% of all pension and other postretirement benefit plans assets.

     The account values of the group annuity and life insurance contracts issued by the Company and held as assets of the pension and other postretirement benefit plans were $6,451 million and $7,565 million at December 31, 2008 and 2007, respectively. The majority of such account values are held in separate accounts established by the Company. Total revenue from these contracts recognized in the consolidated statements of income was $42 million, $47 million and $48 million for the years ended December 31, 2008, 2007 and 2006, respectively, and includes policy charges, net investment income from investments backing the contracts and administrative fees. Total investment income (loss), including realized and unrealized gains and losses, credited to the account balances were ($1,090) million, $603 million and $818 million for the years ended December 31, 2008, 2007 and 2006, respectively. The terms of these contracts are consistent in all material respects with those the Company offers to unaffiliated parties that are similarly situated.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The weighted-average allocations of pension plan and other postretirement benefit plan assets were as follows:

                                                             DECEMBER 31,
                                                     ---------------------------
                                                                       OTHER
                                                                    POSTRETIRE-
                                                       PENSION          MENT
                                                       BENEFITS       BENEFITS
                                                     -----------   -------------
                                                     2008   2007   2008     2007
                                                     ----   ----   ----     ----
ASSET CATEGORY
Equity securities..................................    28%    38%    27%      37%
Fixed maturity securities..........................    51     44     71       58
Other (Real Estate and Alternative Investments)....    21     18      2        5
                                                      ---    ---    ---      ---
  Total............................................   100%   100%   100%     100%
                                                      ===    ===    ===      ===



     The weighted-average target allocations of pension plan and other postretirement benefit plan assets for 2009 are as follows:

                                                        PENSION    OTHER
                                                        -------   -------
ASSET CATEGORY
Equity securities.....................................  25%-45%   30%-45%
Fixed maturity securities.............................  35%-55%   55%-85%
Other (Real Estate and Alternative Investments).......   5%-32%    0%-10%


     Target allocations of assets are determined with the objective of maximizing returns and minimizing volatility of net assets through adequate asset diversification. Adjustments are made to target allocations based on an assessment of the impact of economic factors and market conditions.

  CASH FLOWS

     It is the Company's practice to make contributions to the qualified pension plans to comply with minimum funding requirements of ERISA. In accordance with such practice, no contributions were required for the years ended December 31, 2008 or 2007. No contributions will be required for 2009. The Company made discretionary contributions of $286 million to the qualified pension plans during the year ended December 31, 2008 and did not make discretionary contributions for the year ended December 31, 2007. The Company expects to make additional discretionary contributions of $143 million in 2009.

     Benefit payments due under the non-qualified pension plans are funded from the Company's general assets as they become due under the provision of the plans. These payments totaled $41 million and $48 million for the years ended December 31, 2008 and 2007, respectively. These payments are expected to be at approximately the same level in 2009.

     Other postretirement benefits represent a non-vested, non-guaranteed obligation of the Company and current regulations do not require specific funding levels for these benefits. While the Company has partially funded such plans in advance, it has been the Company's practice to primarily use their general assets, net of participant's contributions, to pay postretirement medical claims as they come due in lieu of utilizing plan assets. Total payments equaled $146 million and $170 million for the years ended December 31, 2008 and 2007, respectively.

     The Company expects to make contributions of $118 million, net of participant's contributions, toward the other postretirement plan obligations in 2009. As noted previously, the Company expects to receive subsidies under the Prescription Drug Act to partially offset such payments.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Gross benefit payments for the next ten years, which reflect expected future service where appropriate, and gross subsidies to be received under the Prescription Drug Act are expected to be as follows:

                                                              OTHER POSTRETIREMENT
                                                                    BENEFITS
                                                          ---------------------------
                                                                  PRESCRIPTION
                                                PENSION               DRUG
                                               BENEFITS   GROSS     SUBSIDIES     NET
                                               --------   -----   ------------   ----
                                                            (IN MILLIONS)
2009.........................................   $  379     $133       $ (15)     $118
2010.........................................   $  393     $138       $ (16)     $122
2011.........................................   $  402     $144       $ (16)     $128
2012.........................................   $  418     $148       $ (17)     $131
2013.........................................   $  431     $152       $ (18)     $134
2014-2018....................................   $2,368     $836       $(107)     $729


  SAVINGS AND INVESTMENT PLANS

     The Company sponsors savings and investment plans for substantially all employees under which a portion of employee contributions are matched. The Company contributed $63 million, $66 million and $71 million for the years ended December 31, 2008, 2007 and 2006, respectively.

15.  EQUITY

  CAPITAL CONTRIBUTIONS

     During the year ended December 31, 2008, MetLife, Inc. contributed and paid $4 million in the form of line of credit fees on the Company's behalf.

     During the year ended December, 31, 2008, in connection with an acquisition by MetLife, Inc., MetLife, Inc. contributed $9 million to the Company in the form of intangible assets and the associated deferred income tax liability, for which the Company receives the benefit. See Note 7.

     On December 12, 2007, MetLife, Inc. contributed $7 million to the Company in connection with the Company's issuance of a surplus note to MetLife Capital Trust IV. See Note 10.

     On October 20, 2006, MetLife, Inc. contributed $17 million to the Company in connection with the sale and merger of CLIC. See Note 2.

     On September 30, 2006, MetLife, Inc. contributed $377 million to the Company in the form of intangible assets. See Note 2.

     On May 1, 2006, GALIC, an indirect insurance subsidiary of the Company, sold its wholly-owned insurance subsidiary, Paragon Life Insurance Company ("Paragon"), to its ultimate parent, MetLife, Inc. Immediately following the sale, MetLife, Inc. merged Paragon, an affiliate of the Company, with and into the Company. In connection with the transaction, MetLife, Inc. contributed $76 million to the Company.

  EXCESS PROCEEDS RECEIVED ON SALE OF INTERESTS IN AFFILIATES

     On November 1, 2007, the Company sold its interests in MetLife Mexico, S.A. and MetLife Pensiones, S.A., both affiliates, to MetLife International Holdings, Inc. ("MIHI"), also an affiliate, at their approximate aggregate fair value of $34 million. The Company's carrying value of the interests at the time of sale was $4 million. The excess cash consideration received from MIHI over the Company's carrying value resulted in an increase of $30 million in additional paid-in capital.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  STOCK-BASED COMPENSATION PLANS

  Overview

     As described more fully in Note 1, effective January 1, 2006, in conjunction with MetLife, Inc., the Company adopted SFAS 123(r), using the modified prospective transition method. The adoption of SFAS 123(r) did not have a significant impact on the Company's financial position or results of operations.

     The stock-based compensation expense recognized by the Company is related to awards under incentive plans of MetLife, Inc., as described herein.

  Description of Plans

     The MetLife, Inc. 2000 Stock Incentive Plan, as amended (the "Stock Incentive Plan"), authorized the granting of awards in the form of options to buy shares of MetLife, Inc.'s common stock ("Stock Options") that either qualify as incentive Stock Options under Section 422A of the Internal Revenue Code or are non-qualified. Under the MetLife, Inc. 2005 Stock and Incentive Compensation Plan, as amended (the "2005 Stock Plan"), awards granted may be in the form of Stock Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units, Performance Shares or Performance Share Units, Cash-Based Awards, and Stock-Based Awards (each as defined in the 2005 Stock Plan). The Stock Incentive Plan, 2005 Stock Plan, and the Long-Term Performance Compensation Plan ("LTPCP"), as described below, are hereinafter collectively referred to as the "Incentive Plans."

     The aggregate number of shares of MetLife, Inc. common stock reserved for issuance under the 2005 Stock Plan and the LTPCP is 68,000,000, plus those shares available but not utilized under the Stock Incentive Plan and those shares utilized under the Stock Incentive Plan that are recovered due to forfeiture of Stock Options. Additional shares of MetLife, Inc. common stock carried forward from the Stock Incentive Plan and available for issuance under the 2005 Stock Plan were 12,584,119 at December 31, 2008. Each share issued under the 2005 Stock Plan in connection with a Stock Option or Stock Appreciation Right reduces the number of shares remaining for issuance under that plan by one, and each share issued under the 2005 Stock Plan in connection with awards other than Stock Options or Stock Appreciation Rights reduces the number of shares remaining for issuance under that plan by 1.179 shares. At December 31, 2008, the aggregate number of shares of MetLife, Inc. common stock remaining available for issuance pursuant to the 2005 Stock Plan was 55,654,550.

     Stock Option exercises and other stock-based awards to employees settled in shares are satisfied through the issuance of shares held in treasury by MetLife, Inc. The Company does not issue any of its own shares in satisfaction of stock-based compensation awards to employees.

     MetLife, Inc. allocated 89%, 88% and 90% of stock-based compensation to the Company for the years ended December 31, 2008, 2007 and 2006, respectively. This allocation represents substantially all stock-based compensation recognized in the Company's consolidated results of operations. Accordingly, the discussion herein addresses MetLife, Inc.'s practices for recognizing expense for awards under the Incentive Plans. Underlying awards are expressed in their entirety with related expense amounts representing the resulting allocation to the Company.

     Compensation expense related to awards under the Incentive Plans is recognized based on the number of awards expected to vest, which represents the awards granted less expected forfeitures over the life of the award, as estimated at the date of grant. Unless a material deviation from the assumed rate is observed during the term in which the awards are expensed, any adjustment necessary to reflect differences in actual experience is recognized in the period the award becomes payable or exercisable. Compensation expense of $108 million, $128 million and $130 million, and income tax benefits of $38 million, $45 million and $46 million, related to the Incentive Plans was allocated to the Company for the years ended December 31, 2008, 2007 and 2006, respectively. Compensation expense is principally related to the issuance of Stock Options, Performance Shares and LTPCP arrangements.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Stock Options

     All Stock Options granted had an exercise price equal to the closing price of MetLife, Inc.'s common stock as reported on the New York Stock Exchange on the date of grant, and have a maximum term of ten years. Certain Stock Options granted under the Stock Incentive Plan and the 2005 Stock Plan have or will become exercisable over a three year period commencing with the date of grant, while other Stock Options have or will become exercisable three years after the date of grant.

     A summary of the activity related to Stock Options for the year ended December 31, 2008 is presented below. The aggregate intrinsic value was computed using the closing share price on December 31, 2008 of $34.86 and December 31, 2007 of $61.62, as applicable.

                                                                             WEIGHTED
                                                                             AVERAGE
                                                                            REMAINING      AGGREGATE
                                         SHARES UNDER   WEIGHTED AVERAGE   CONTRACTUAL     INTRINSIC
                                            OPTION       EXERCISE PRICE        TERM          VALUE
                                         ------------   ----------------   -----------   -------------
                                                                             (YEARS)     (IN MILLIONS)
Outstanding at January 1, 2008.........   24,362,746         $38.85            6.18           $555
                                                             ======            ====           ====
  Granted..............................    3,464,075         $59.48
  Exercised............................   (1,372,254)        $32.76
  Cancelled/Expired....................     (142,145)        $44.62
  Forfeited............................     (219,330)        $51.44
                                          ----------
Outstanding at December 31, 2008.......   26,093,092         $41.75            5.73           $ --
                                          ==========         ======            ====           ====
Aggregate number of stock options
  expected to vest at December 31,
  2008.................................   25,503,025         $41.38            5.66           $ --
                                          ==========         ======            ====           ====
Exercisable at December 31, 2008.......   19,405,732         $35.84            4.80           $ --
                                          ==========         ======            ====           ====



     The fair value of Stock Options is estimated on the date of grant using a binomial lattice model. Significant assumptions used in MetLife, Inc.'s binomial lattice model, which are further described below, include: expected volatility of the price of MetLife, Inc.'s common stock; risk-free rate of return; expected dividend yield on MetLife, Inc.'s common stock; exercise multiple; and the post-vesting termination rate.

     Expected volatility is based upon an analysis of historical prices of MetLife, Inc.'s common stock and call options on that common stock traded on the open market. MetLife, Inc. uses a weighted-average of the implied volatility for publicly traded call options with the longest remaining maturity nearest to the money as of each valuation date and the historical volatility, calculated using monthly closing prices of its common stock. MetLife, Inc. chose a monthly measurement interval for historical volatility as it believes this better depicts the nature of employee option exercise decisions being based on longer-term trends in the price of the underlying shares rather than on daily price movements.

     The binomial lattice model used by MetLife, Inc. incorporates different risk-free rates based on the imputed forward rates for U.S. Treasury Strips for each year over the contractual term of the option. The table below presents the full range of rates that were used for options granted during the respective periods.

     Dividend yield is determined based on historical dividend distributions compared to the price of the underlying common stock as of the valuation date and held constant over the life of the Stock Option.

     The binomial model used by MetLife, Inc. incorporates the contractual term of the Stock Options and then factors in expected exercise behavior and a post-vesting termination rate, or the rate at which vested options are exercised or expire prematurely due to termination of employment, to derive an expected life. Exercise behavior in

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


the binomial lattice model used by MetLife, Inc. is expressed using an exercise multiple, which reflects the ratio of exercise price to the strike price of Stock Options granted at which holders of the Stock Options are expected to exercise. The exercise multiple is derived from actual historical exercise activity. The post-vesting termination rate is determined from actual historical exercise experience and expiration activity under the Incentive Plans.

     The following weighted average assumptions, with the exception of risk-free rate, which is expressed as a range, were used to determine the fair value of Stock Options issued during the:

                                                       YEARS ENDED DECEMBER 31,
                                               ---------------------------------------
                                                   2008          2007          2006
                                               -----------   -----------   -----------
Dividend yield...............................     1.21%         0.94%         1.04%
Risk-free rate of return.....................  1.91%-7.21%   4.30%-5.32%   4.17%-4.96%
Expected volatility..........................     24.85%        19.54%        22.00%
Exercise multiple............................      1.73          1.66          1.52
Post-vesting termination rate................     3.05%         3.66%         4.09%
Contractual term (years).....................       10            10            10
Expected life (years)........................       6             6             6
Weighted average exercise price of stock
  options granted............................     $59.47        $62.86        $50.21
Weighted average fair value of stock options
  granted....................................     $17.51        $17.76        $13.84


     Compensation expense related to Stock Option awards expected to vest and granted prior to January 1, 2006 is recognized ratably over the requisite service period, which equals the vesting term. Compensation expense related to Stock Option awards expected to vest and granted on or after January 1, 2006 is recognized ratably over the requisite service period or the period to retirement eligibility, if shorter. Compensation expense of $44 million, $49 million and $51 million related to Stock Options was allocated to the Company for the years ended December 31, 2008, 2007 and 2006, respectively.

     At December 31, 2008, MetLife, Inc. had $43 million of total unrecognized compensation costs related to Stock Options. It is expected that these costs will be recognized over a weighted average period of 1.81 years. The Company's allocated portion of Stock Option expense was 88%.

     MetLife, Inc. allocated to its subsidiaries the tax benefit associated with the deduction allowed for Stock Option exercises. The Company's consolidated results of operations include $12 million, $41 million, and $22 million of such tax benefits for the years ended December 31, 2008, 2007, and 2006, respectively.

  Performance Shares

     Beginning in 2005, MetLife, Inc. awarded certain members of management Performance Shares under (and as defined in) the 2005 Stock Plan. Participants are awarded an initial target number of Performance Shares with the final number of Performance Shares payable being determined by the product of the initial target multiplied by a factor of 0.0 to 2.0. The factor applied is based on measurements of MetLife, Inc.'s performance with respect to: (i) the change in annual net operating earnings per share, as defined; and (ii) the proportionate total shareholder return, as defined, with reference to the three-year performance period relative to other companies in the S&P Insurance Index with reference to the same three-year period. Performance Share awards will normally vest in their entirety at the end of the three-year performance period (subject to certain contingencies) and will be payable entirely in shares of MetLife, Inc.'s common stock.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a summary of Performance Share activity for the year ended December 31, 2008:

                                                                     WEIGHTED AVERAGE
                                                                        GRANT DATE
                                                PERFORMANCE SHARES      FAIR VALUE
                                                ------------------   ----------------
Outstanding at January 1, 2008................       2,690,125            $48.39
Granted.......................................         954,075            $57.17
Forfeited.....................................         (89,125)           $57.43
Paid..........................................        (968,425)           $36.87
                                                     ---------
Outstanding at December 31, 2008..............       2,586,650            $55.63
                                                     =========
Performance Shares expected to vest at
  December 31, 2008...........................       2,535,784            $55.56
                                                     =========



     Performance Share amounts above represent aggregate initial target awards and do not reflect potential increases or decreases resulting from the final performance factor to be determined at the end of the respective performance period. At December 31, 2008, the three year performance period for the 2006 Performance Share grants was completed. Included in the immediately preceding table are 812,975 outstanding Performance Shares to which the final performance factor will be applied. The calculation of the performance factor is expected to be finalized during the second quarter of 2009 after all data necessary to perform the calculation is publicly available.

     Performance Share awards are accounted for as equity awards but are not credited with dividend-equivalents for actual dividends paid on MetLife, Inc.'s common stock during the performance period. Accordingly, the estimated fair value of Performance Shares is based upon the closing price of MetLife, Inc.'s common stock on the date of grant, reduced by the present value of estimated dividends to be paid on that stock during the performance period.

     Compensation expense related to initial Performance Shares granted prior to January 1, 2006 and expected to vest is recognized ratably during the performance period. Compensation expense related to initial Performance Shares granted on or after January 1, 2006 and expected to vest is recognized ratably over the performance period or the period to retirement eligibility, if shorter. Performance Shares expected to vest and the related compensation expenses may be further adjusted by the performance factor most likely to be achieved, as estimated by management, at the end of the performance period. Compensation expense of $64 million, $79 million and $67 million, related to Performance Shares was allocated to the Company for the years ended December 31, 2008, 2007 and 2006, respectively.

     At December 31, 2008, MetLife, Inc. had $57 million of total unrecognized compensation costs related to Performance Share awards. It is expected that these costs will be recognized over a weighted average period of 1.65 years. The Company's allocated portion of Performance Share expense was 90%.

  Long-Term Performance Compensation Plan

     Prior to January 1, 2005, MetLife, Inc. granted stock-based compensation to certain members of management under the LTPCP. Each participant was assigned a target compensation amount (an "Opportunity Award") at the inception of the performance period with the final compensation amount determined based on the total shareholder return on MetLife, Inc.'s common stock over the three-year performance period, subject to limited further adjustment approved by MetLife, Inc.'s Board of Directors. Payments on the Opportunity Awards were normally payable in their entirety (subject to certain contingencies) at the end of the three-year performance period, and were paid in whole or in part with shares of MetLife, Inc.'s common stock, as approved by MetLife, Inc.'s Board of Directors. There were no new grants under the LTPCP during the years ended December 31, 2008, 2007 and 2006.

     A portion of each Opportunity Award under the LTPCP was settled in shares of MetLife, Inc.'s common stock while the remainder was settled in cash. The portion of the Opportunity Award settled in shares of MetLife, Inc.'s

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


common stock was accounted for as an equity award with the fair value of the award determined based upon the closing price of its common stock on the date of grant. The compensation expense associated with the equity award, based upon the grant date fair value, was recognized into expense ratably over the respective three-year performance period. The portion of the Opportunity Award settled in cash was accounted for as a liability and was remeasured using the closing price of MetLife, Inc.'s common stock on the final day of each subsequent reporting period during the three-year performance period.

     The final LTPCP performance period concluded during the six months ended June 30, 2007. Final Opportunity Awards in the amount of 618,375 shares of MetLife, Inc.'s common stock and $16 million in cash were paid on April 18, 2007. No significant compensation expense related to LTPCP was recognized during the year ended December 31, 2008 and 2007. Compensation expense of $12 million related to LTPCP Opportunity Awards was allocated to the Company for the year ended December 31, 2006.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Metropolitan Life Insurance Company and each of its U.S. insurance subsidiaries exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC has adopted the Codification of Statutory Accounting Principles ("Codification"). Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The New York State Department of Insurance (the "Department") has adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in New York. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of Metropolitan Life Insurance Company and its insurance subsidiaries.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year. Further, statutory accounting principles do not give recognition to purchase accounting adjustments.

     Statutory net income (loss) of Metropolitan Life Insurance Company, a New York domiciled insurer, was ($338) million, $2.1 billion and $1.0 billion for the years ended December 31, 2008, 2007 and 2006, respectively. Statutory capital and surplus, as filed with the Department, was $11.6 billion and $13.0 billion at December 31, 2008 and 2007, respectively.

  DIVIDEND RESTRICTIONS

     Under New York State Insurance Law, Metropolitan Life Insurance Company is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to MetLife, Inc. as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of: (i) 10% of its surplus to policyholders as of the end

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life Insurance Company will be permitted to pay a cash dividend to MetLife, Inc. in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the distribution within 30 days of its filing. Under New York State Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The Department has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. During the year ended December 31, 2008, Metropolitan Life Insurance Company distributed shares of RGA stock to MetLife, Inc. as an in-kind extraordinary dividend of $1,318 million. During the year ended December 31, 2007, Metropolitan Life Insurance Company paid to MetLife, Inc. $500 million in ordinary dividends. The maximum amount of dividends which Metropolitan Life Insurance Company may pay to MetLife, Inc. in 2009 without prior regulatory approval is $552 million.

     Stockholder dividends or other distributions proposed to be paid by New England Life Insurance Company ("NELICO") to its parent, Metropolitan Life Insurance Company, must be approved by the Massachusetts Commissioner of Insurance (the "Commissioner") if such dividends or distributions made within the preceding calendar year, exceed the greater of (i) 10% of NELICO's statutory surplus as of the end of the immediately preceding calendar year or (ii) NELICO's statutory net gains from operations for the immediately preceding calendar year. In addition, dividends cannot be paid from a source other than statutory unassigned funds surplus without prior approval of the Commissioner. During the year ended December 31, 2008, NELICO paid a common stockholder dividend of $94 million. During the year ended December 31, 2007, NELICO did not pay any common stockholder dividends. The maximum amount of the dividend which NELICO may pay to Metropolitan Life Insurance Company in 2009 without prior regulatory approval is $19 million.

     For the years ended December 31, 2008, 2007 and 2006, Metropolitan Life Insurance Company received dividends from subsidiaries of $48 million, $60 million and $34 million, respectively.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2008, 2007 and 2006 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior years:

                                                     YEARS ENDED DECEMBER 31,
                                                ---------------------------------
                                                   2008        2007        2006
                                                ---------   ---------   ---------
                                                          (IN MILLIONS)
Holding gains (losses) on investments arising
  during the year.............................   $(18,165)    $(499)      $(926)
Income tax effect of holding gains (losses)...      6,273        221        324
Reclassification adjustments:
  Recognized holding (gains) losses included
     in current year income...................      1,214      (173)        403
  Amortization of premiums and accretion of
     discounts associated with investments....       (504)     (493)       (443)
Income tax effect.............................       (245)       293         14
Allocation of holding losses on investments
  relating to other policyholder amounts......      3,592        532        792
Income tax effect of allocation of holding
  losses to other policyholder amounts........     (1,231)     (235)       (277)
Unrealized investment loss on dividend of
  interests in subsidiary.....................         69         --         --
Deferred income tax on unrealized investment
  loss on dividend of interests in
  subsidiary..................................        (46)        --         --
                                                 --------   ---------   ---------
Net unrealized investment gains (losses), net
  of income tax...............................     (9,043)     (354)       (113)
Foreign currency translation adjustment.......       (140)       139          7
Minimum pension liability adjustment, net of
  income tax..................................         --         --        (18)
Defined benefit plan adjustment, net of income
  tax.........................................     (1,153)       524         --
                                                 --------   ---------   ---------
Other comprehensive income (loss).............   $(10,336)    $  309      $(124)
                                                 ========   =========   =========


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

16.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Compensation........................................  $2,616   $2,693   $2,661
Commissions.........................................     914      827      790
Interest and debt issue costs.......................     226      289      244
Interest costs related to funds withheld on ceded
  reinsurance.......................................     911       --       --
Amortization of DAC and VOBA........................   1,081      643      583
Capitalization of DAC...............................    (901)    (886)    (936)
Rent, net of sublease income........................     363      282      259
Minority interest...................................       4       85       14
Insurance tax.......................................     289      297      305
Other...............................................   1,079      897    1,176
                                                      ------   ------   ------
  Total other expenses..............................  $6,582   $5,127   $5,096
                                                      ======   ======   ======



  Amortization and Capitalization of DAC and VOBA

     See Note 5 for deferred acquisition costs by segment and a rollforward of deferred acquisition costs including impacts of amortization and capitalization. See also Note 9 for a description of the DAC amortization impact associated with the closed block.

  Interest and Debt Issue Costs

     See Notes 10 and 11 for attribution of interest expense by debt issuance.

  Lease Impairments

     See Note 13 for description of lease impairments included within other expenses.

  Affiliated Expenses

     See Notes 8 and 20 for description of affiliated expenses included within other expenses.

  Restructuring Charges

     MetLife Inc. has initiated an enterprise-wide cost reduction and revenue enhancement initiative. This initiative is focused on reducing complexity, leveraging scale, increasing productivity, and improving the effectiveness of MetLife Inc.'s and its subsidiaries' operations, as well as providing a foundation for future growth. During the third quarter of 2008, overall severance related restructuring charge of $58 million associated with the termination of certain employees was allocated to the Company in connection with this enterprise-wide initiative. During the fourth quarter of 2008, further severance related restructuring costs of $9 million offset by a $6 million reduction to its third quarter restructuring charge attributable to lower than anticipated costs for variable incentive compensation and for employees whose severance status changed was allocated to the Company. Total restructuring charges incurred in connection with this enterprise-wide initiative during the year ended December 31, 2008 were $61 million and were reflected within Corporate & Other. Estimated restructuring costs may change as management

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


continues to execute its restructuring plans. Restructuring charges associated with this enterprise-wide initiative were as follows:

                                                                YEAR ENDED
                                                            DECEMBER 31, 2008
                                                            -----------------
                                                              (IN MILLIONS)
Balance as of beginning of the period.....................         $--
     Severance charges....................................          67
     Change in severance charge estimates.................          (6)
                                                                   ---
Balance as of end of the period...........................         $61
                                                                   ===
Total restructuring charges incurred......................         $61
                                                                   ===



     Management anticipates further restructuring charges including severance, lease and asset impairments will be incurred during the years ended December 31, 2009 and 2010. However, such restructuring plans are not sufficiently developed to enable MetLife Inc. to make an estimate of such restructuring charges at December 31, 2008.

17.  BUSINESS SEGMENT INFORMATION

     The Company is a leading provider of individual insurance, employee benefits and financial services with operations throughout the United States. Subsequent to the disposition of RGA and the elimination of the Reinsurance segment as described in Notes 2 and 18, the Company's business is divided into two operating segments: Institutional and Individual, as well as Corporate & Other. These segments are managed separately because they provide different products and services, require different strategies and have different technology requirements.

     Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance, non-medical health insurance, such as short and long-term disability, long-term care, and dental insurance, and other insurance products and services. Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds.

     Corporate & Other contains the excess capital not allocated to the business segments, various start-up and run-off entities, as well as interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and income tax audit issues and certain reinsurance agreements with affiliates. Corporate & Other also includes the elimination of all intersegment amounts, which generally relate to intersegment loans, which bear interest rates commensurate with related borrowings, as well as intersegment transactions. The operations of RGA are also reported in Corporate & Other as discontinued operations. Additionally, the Company's asset management business, including amounts reported as discontinued operations, is included in the results of operations for Corporate & Other. See Note 18 for disclosures regarding discontinued operations, including real estate.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in the Company's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2008, 2007 and 2006. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. The Company allocates equity to each segment based upon the economic capital model that allows the Company to effectively manage its capital.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, adjustments related to net investment gains (losses), net of income tax, the impact from the cumulative effect of changes in accounting, net of income tax and discontinued operations, other than discontinued real estate, net of income tax. The Company allocates certain non-recurring items, such as expenses associated with certain legal proceedings, to Corporate & Other.

                                                                             CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2008              INSTITUTIONAL  INDIVIDUAL     OTHER       TOTAL
------------------------------------              -------------  ----------  -----------  --------
                                                                    (IN MILLIONS)
STATEMENT OF INCOME:
REVENUES
Premiums........................................     $ 14,351     $  4,083     $    10    $ 18,444
Universal life and investment-type product
  policy fees...................................          844        1,441          --       2,285
Net investment income...........................        6,189        5,047        (114)     11,122
Other revenues..................................          764          152         966       1,882
Net investment gains (losses)...................          643          634       2,195       3,472
                                                     --------     --------     -------    --------
     Total revenues.............................       22,791       11,357       3,057      37,205
                                                     --------     --------     -------    --------
EXPENSES
Policyholder benefits and claims................       15,537        5,147          15      20,699
Interest credited to policyholder account
  balances......................................        2,136        1,038           7       3,181
Policyholder dividends..........................           --        1,709           7       1,716
Other expenses..................................        2,306        2,737       1,539       6,582
                                                     --------     --------     -------    --------
  Total expenses................................       19,979       10,631       1,568      32,178
                                                     --------     --------     -------    --------
Income from continuing operations before
  provision for income tax......................        2,812          726       1,489       5,027
Provision for income tax........................          968          233         450       1,651
                                                     --------     --------     -------    --------
Income from continuing operations...............        1,844          493       1,039       3,376
Income (loss) from discontinued operations, net
  of income tax.................................            3            4        (296)       (289)
                                                     --------     --------     -------    --------
Net income......................................     $  1,847     $    497     $   743    $  3,087
                                                     ========     ========     =======    ========
BALANCE SHEET:
Total assets....................................     $166,594     $132,527     $35,098    $334,219
DAC and VOBA....................................     $  1,005     $  9,861     $     5    $ 10,871
Separate account assets.........................     $ 45,514     $ 26,745     $    --    $ 72,259
Policyholder liabilities........................     $109,199     $ 88,050     $   748    $197,997
Separate account liabilities....................     $ 45,514     $ 26,745     $    --    $ 72,259

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                           CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2007          INSTITUTIONAL   INDIVIDUAL      OTHER        TOTAL
------------------------------------          -------------   ----------   -----------   --------
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
REVENUES
Premiums....................................     $ 12,358      $  4,073      $     4     $ 16,435
Universal life and investment-type product
  policy fees...............................          763         1,483           --        2,246
Net investment income.......................        6,664         5,552          366       12,582
Other revenues..............................          712           152           70          934
Net investment gains (losses)...............         (269)          (81)          63         (287)
                                                 --------      --------      -------     --------
     Total revenues.........................       20,228        11,179          503       31,910
                                                 --------      --------      -------     --------
EXPENSES
Policyholder benefits and claims............       13,332         4,924           19       18,275
Interest credited to policyholder account
  balances..................................        2,451         1,064           --        3,515
Policyholder dividends......................           --         1,685            2        1,687
Other expenses..............................        2,391         2,290          446        5,127
                                                 --------      --------      -------     --------
  Total expenses............................       18,174         9,963          467       28,604
                                                 --------      --------      -------     --------
Income from continuing operations before
  provision (benefit) for income tax........        2,054         1,216           36        3,306
Provision (benefit) for income tax..........          699           431          (76)       1,054
                                                 --------      --------      -------     --------
Income from continuing operations...........        1,355           785          112        2,252
Income from discontinued operations, net of
  income tax................................           10            --          170          180
                                                 --------      --------      -------     --------
Net income..................................     $  1,365      $    785      $   282     $  2,432
                                                 ========      ========      =======     ========
BALANCE SHEET:
Total assets................................     $170,540      $167,257      $36,580     $374,377
DAC and VOBA................................     $    907      $  7,715      $     6     $  8,628
Separate account assets.....................     $ 49,577      $ 40,143      $   (17)    $ 89,703
Policyholder liabilities....................     $ 95,499      $ 86,065      $   506     $182,070
Separate account liabilities................     $ 49,577      $ 40,143      $   (17)    $ 89,703

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                            CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2006           INSTITUTIONAL   INDIVIDUAL      OTHER       TOTAL
------------------------------------           -------------   ----------   -----------   -------
                                                                  (IN MILLIONS)
STATEMENT OF INCOME:
REVENUES
Premiums.....................................     $11,801        $ 4,129       $   6      $15,936
Universal life and investment-type product
  policy fees................................         750          1,433          --        2,183
Net investment income........................       5,810          5,480         228       11,518
Other revenues...............................         677            114          42          833
Net investment gains (losses)................        (348)          (394)        (92)        (834)
                                                  -------        -------    -----------   -------
     Total revenues..........................      18,690         10,762         184       29,636
                                                  -------        -------    -----------   -------
EXPENSES
Policyholder benefits and claims.............      12,918          4,712          17       17,647
Interest credited to policyholder account
  balances...................................       1,944          1,049          --        2,993
Policyholder dividends.......................          --          1,669           2        1,671
Other expenses...............................       2,483          2,213         400        5,096
                                                  -------        -------    -----------   -------
  Total expenses.............................      17,345          9,643         419       27,407
                                                  -------        -------    -----------   -------
Income (loss) from continuing operations
  before provision (benefit) for income tax..       1,345          1,119        (235)       2,229
Provision (benefit) for income tax...........         443            400        (286)         557
                                                  -------        -------    -----------   -------
Income from continuing operations............         902            719          51        1,672
Income from discontinued operations, net of
  income tax.................................          45             19         190          254
                                                  -------        -------    -----------   -------
Net income...................................     $   947        $   738       $ 241      $ 1,926
                                                  =======        =======    ===========   =======



     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2008, 2007 and 2006. Substantially all of the Company's revenues originated in the United States.

18.  DISCONTINUED OPERATIONS

  REAL ESTATE

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or estimated fair value less expected disposition costs.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following information presents the components of income from discontinued real estate operations:

                                                         YEARS ENDED DECEMBER 31,
                                                         ------------------------
                                                         2008      2007      2006
                                                         ----      ----      ----
                                                               (IN MILLIONS)
Investment income......................................   $ 6       $16      $ 35
Investment expense.....................................    (3)       (6)      (16)
Net investment gains (losses)..........................     8         7        91
                                                          ---       ---      ----
  Total revenues.......................................    11        17       110
Provision for income tax...............................     4         8        38
                                                          ---       ---      ----
Income from discontinued operations, net of income
  tax..................................................   $ 7       $ 9      $ 72
                                                          ===       ===      ====



     The carrying value of real estate related to discontinued operations was $1 million and $39 million at December 31, 2008 and 2007, respectively.

     The following table presents the discontinued real estate operations by segment:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                        2008      2007      2006
                                                        ----      ----      ----
                                                              (IN MILLIONS)
Net investment income
  Institutional.......................................   $ 4       $ 8       $15
  Individual..........................................    (1)       --         4
  Corporate & Other...................................    --         2        --
                                                         ---       ---       ---
     Total net investment income......................   $ 3       $10       $19
                                                         ===       ===       ===
Net investment gains (losses)
  Institutional.......................................   $ 2       $ 7       $58
  Individual..........................................     6        --        23
  Corporate & Other...................................    --        --        10
                                                         ---       ---       ---
     Total net investment gains (losses)..............   $ 8       $ 7       $91
                                                         ===       ===       ===



  OPERATIONS

     As more fully described in Note 2, on September 12, 2008, MetLife, Inc. completed a tax-free split-off of its majority-owned subsidiary, RGA. In connection with this transaction, GALIC dividended to Metropolitan Life Insurance Company and Metropolitan Life Insurance Company dividended to MetLife, Inc. substantially all of its interests in RGA. As a result of the dividend of interests in RGA, the Reinsurance segment was eliminated. (See also Note 17). RGA's assets and liabilities were reclassified to assets and liabilities of subsidiaries held-for-sale and its operating results were reclassified to discontinued operations for all periods presented. Interest on economic capital associated with the Reinsurance segment has been reclassified to the continuing operations of Corporate & Other.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following tables present the amounts related to the operations and financial position of RGA that have been reflected as discontinued operations in the consolidated statements of income:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Premiums............................................  $3,535   $4,910   $4,348
Net investment income...............................     597      908      781
Other revenues......................................      69       77       66
Net investment gains (losses).......................    (249)    (177)       7
                                                      ------   ------   ------
  Total revenues....................................   3,952    5,718    5,202
                                                      ------   ------   ------
Policyholder benefits and claims....................   2,989    3,989    3,490
Interest credited to policyholder account balances..     108      262      254
Other expenses......................................     699    1,226    1,227
                                                      ------   ------   ------
  Total expenses....................................   3,796    5,477    4,971
                                                      ------   ------   ------
Income before provision for income tax..............     156      241      231
Provision for income tax............................      53       84       81
                                                      ------   ------   ------
Income from discontinued operations, net of income
  tax...............................................     103      157      150
Loss in connection with the dividend of interests in
  subsidiary, net of income tax.....................    (398)      --       --
                                                      ------   ------   ------
Income (loss) from discontinued operations, net of
  income tax........................................  $ (295)  $  157   $  150
                                                      ======   ======   ======


                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                            DECEMBER 31, 2007
                                                            -----------------
                                                              (IN MILLIONS)
Fixed maturity securities.................................       $ 9,398
Equity securities.........................................           137
Mortgage and consumer loans...............................           832
Policy loans..............................................         1,059
Short-term investments....................................            75
Other invested assets.....................................         4,897
                                                                 -------
  Total investments.......................................        16,398
Cash and cash equivalents.................................           404
Accrued investment income.................................            78
Premiums and other receivables............................         1,440
Deferred policy acquisition costs and VOBA................         3,513
Goodwill..................................................            96
Other assets..............................................            91
Separate account assets...................................            17
                                                                 -------
  Total assets held-for-sale..............................       $22,037
                                                                 =======
Future policy benefits....................................       $ 6,159
Policyholder account balances.............................         6,657
Other policyholder funds..................................         2,297
Long-term debt............................................           528
Collateral financing arrangements.........................           850
Junior subordinated debt securities.......................           399
Shares subject to mandatory redemption....................           159
Current income tax payable................................            33
Deferred income tax liability.............................           941
Other liabilities.........................................         1,918
Separate account liabilities..............................            17
                                                                 -------
  Total liabilities held-for-sale.........................       $19,958
                                                                 =======



     The operations of RGA include direct policies and reinsurance agreements with Metropolitan Life Insurance Company and some of its subsidiaries. These agreements are generally terminable by either party upon 90 days written notice with respect to future new business. Agreements related to existing business generally are not terminable, unless the underlying policies terminate or are recaptured. These direct policies and reinsurance agreements do not constitute significant continuing involvement by the Company with RGA. Included in continuing operations in the Company's consolidated statements of operations are amounts related to these transactions, including ceded amounts that reduced premiums and fees by $117 million, $185 million and $183 million and ceded amounts that reduced policyholder benefits and claims by $90 million, $185 million and $147 million for the years ended December 31, 2008, 2007 and 2006, respectively, that have not been eliminated as these transactions are expected to continue after the RGA disposition. Related amounts included in the Company's consolidated balance sheets include assets totaling $739 million, and liabilities totaling $463 million at December 31, 2007.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     On January 31, 2005, the Company completed the sale of SSRM to a third party for $328 million in cash and stock. The Company reported the operations of SSRM in discontinued operations. Under the terms of the sale agreement, the Company had an opportunity to receive additional payments based on, among other things, certain revenue retention and growth measures. The purchase price was also subject to reduction over five years, depending on retention of certain Company-related business. In the second quarter of 2008, the Company paid $3 million, net of income tax, of which $2 million was accrued in the fourth quarter of 2007, related to the termination of certain Company-related business. Also under the terms of such agreement, the Company had the opportunity to receive additional consideration for the retention of certain customers for a specific period in 2005. Upon finalization of the computation, the Company received a payment of $30 million, net of income tax, in the second quarter of 2006 due to the retention of these specific customer accounts. In the first quarter of 2007, the Company received a payment of $16 million, net of income tax, as a result of the revenue retention and growth measure provision in the sales agreement. In the fourth quarter of 2006, the Company eliminated $4 million of a liability that was previously recorded with respect to the indemnities provided in connection with the sale of SSRM, resulting in a benefit to the Company of $2 million, net of income tax. The Company believes that future payments relating to these indemnities are not probable.

     The following table presents the amounts related to operations of SSRM that have been reflected as discontinued operations in the consolidated statements of income:

                                                          YEARS ENDED DECEMBER 31,
                                                          ------------------------
                                                          2008      2007      2006
                                                          ----      ----      ----
                                                                (IN MILLIONS)
Revenues.............................................      $--       $--       $--
Expenses.............................................       --        --        --
                                                           ---       ---       ---
Income from discontinued operations before provision
  for income tax.....................................       --        --        --
Provision for income tax.............................       --        --        --
Net investment gain (loss), net of income tax........       (1)       14        32
                                                           ---       ---       ---
Income from discontinued operations, net of income
  tax................................................      $(1)      $14       $32
                                                           ===       ===       ===



19.  FAIR VALUE

FAIR VALUE OF FINANCIAL INSTRUMENTS

     As described in Note 1, the Company prospectively adopted the provisions of SFAS 157 effective January 1, 2008. As a result, the methodologies used to determine the estimated fair value for certain financial instruments at December 31, 2008 may have been modified from those utilized at December 31, 2007, which, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157. Accordingly, the estimated fair value of financial instruments, and the description of the methodologies used to derive those estimated fair values, are presented separately at December 31, 2007 and December 31, 2008. Considerable judgment is often required in interpreting market data to develop estimates of fair value and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Amounts related to the Company's financial instruments are as follows:

                                                  NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2007                                  AMOUNT      VALUE    FAIR VALUE
-----------------                                 --------   --------   ----------
                                                            (IN MILLIONS)
Assets:
  Fixed maturity securities.....................             $152,266    $152,266
  Equity securities.............................             $  4,167    $  4,167
  Trading securities............................             $    457    $    457
  Mortgage and consumer loans...................             $ 39,180    $ 39,720
  Policy loans..................................             $  7,677    $  7,677
  Short-term investments........................             $    603    $    603
  Cash and cash equivalents.....................             $  1,927    $  1,927
  Accrued investment income.....................             $  2,451    $  2,451
  Assets of subsidiaries held-for-sale..........             $ 11,983    $ 11,992
Liabilities:
  Policyholder account balances.................             $ 70,586    $ 70,913
  Short-term debt...............................             $    357    $    357
  Long-term debt................................             $  2,687    $  2,763
  Payables for collateral under securities
     loaned and other transactions..............             $ 28,952    $ 28,952
  Liabilities of subsidiaries held-for-sale.....             $  6,915    $  6,044
Commitments: (1)
  Mortgage loan commitments.....................   $3,272    $     --    $    (32)
  Commitments to fund bank credit facilities,
     bridge loans and private corporate bond
     investments................................   $  667    $     --    $    (25)


--------

   (1) Commitments are off-balance sheet obligations. Negative estimated fair values represent off-balance sheet liabilities.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities, Equity Securities and Trading Securities -- The estimated fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of estimated fair values is based on: (i) market standard valuation methodologies;
(ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

     Mortgage and Consumer Loans, Mortgage Loan Commitments and Commitments to Fund Bank Credit Facilities, Bridge Loans, and Private Corporate Bond Investments -- Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


credit risk. For mortgage loan commitments and commitments to fund bank credit facilities, bridge loans, and private corporate bond investments the estimated fair value is the net premium or discount of the commitments.

     Policy Loans -- The estimated fair values for policy loans approximate carrying values.

     Cash and Cash Equivalents and Short-term Investments -- The estimated fair values for cash and cash equivalents and short-term investments approximate carrying values due to the short-term maturities of these instruments.

     Accrued Investment Income -- The estimated fair value for accrued investment income approximates carrying value.

     Policyholder Account Balances -- The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The estimated fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

     Short-term and Long-term Debt -- The estimated fair values of short-term and long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

     Payables for Collateral Under Securities Loaned and Other
Transactions -- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value.

     Assets and Liabilities of Subsidiaries Held-For-Sale -- The carrying values of assets and liabilities of subsidiaries held-for-sale reflect those assets and liabilities which were previously determined to be financial instruments and which were reflected in other financial statement captions in the table above in previous periods but have been reclassified to this caption to reflect the discontinued nature of the operations. The estimated fair value of the assets and liabilities of subsidiaries held-for-sale have been determined on a basis consistent with similar instruments as described herein.

     Derivative Financial Instruments -- The estimated fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 4 for derivative fair value disclosures.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                  NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2008                                  AMOUNT      VALUE    FAIR VALUE
-----------------                                 --------   --------   ----------
                                                            (IN MILLIONS)
Assets:
  Fixed maturity securities.....................             $122,229    $122,229
  Equity securities.............................             $  2,298    $  2,298
  Trading securities............................             $    277    $    277
  Mortgage and consumer loans, net..............             $ 42,105    $ 41,110
  Policy loans..................................             $  7,881    $  9,675
  Real estate joint ventures (1)................             $     67    $     75
  Other limited partnership interests (1).......             $  1,697    $  2,008
  Short-term investments........................             $  7,598    $  7,598
  Other invested assets: (1)
     Derivative assets..........................   $71,514   $  6,646    $  6,646
     Other......................................             $    875    $    691
  Cash and cash equivalents.....................             $ 10,279    $ 10,279
  Accrued investment income.....................             $  2,079    $  2,079
  Premiums and other receivables (1)............             $ 17,856    $ 18,088
  Separate account assets.......................             $ 72,259    $ 72,259
  Net embedded derivatives within asset host
     contracts (2)..............................             $    797    $    797
Liabilities:
  Policyholder account balances (1).............             $ 70,799    $ 66,232
  Short-term debt...............................             $    414    $    414
  Long-term debt (1)............................             $  2,684    $  1,995
  Payables for collateral under securities
     loaned and other transactions..............             $ 18,649    $ 18,649
  Other liabilities: (1)
     Derivative liabilities.....................   $35,219   $  2,521    $  2,521
     Trading liabilities........................             $     57    $     57
     Other......................................             $ 16,163    $ 16,163
  Separate account liabilities (1)..............             $ 26,214    $ 26,214
  Net embedded derivatives within liability host
     contracts (2)..............................             $   (988)   $   (988)
Commitments: (3)
  Mortgage loan commitments.....................   $ 2,191   $     --    $   (114)
  Commitments to fund bank credit facilities,
     bridge loans and private corporate bond
     investments................................   $   611   $     --    $      4


--------

   (1) Carrying values presented herein differ from those presented on the consolidated balance sheet because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions omitted from the table above are not considered financial instruments.

   (2) Net embedded derivatives within asset host contracts are presented within premiums and other receivables. Net embedded derivatives within liability host contracts are presented within policyholder account balances and other liabilities. Equity securities also include embedded derivatives of ($72) million.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



   (3) Commitments are off-balance sheet obligations. Negative estimated fair values represent off-balance sheet liabilities.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities, Equity Securities and Trading Securities -- When available, the estimated fair value of the Company's fixed maturity, equity and trading securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

     Mortgage and Consumer Loans -- The Company originates mortgage and consumer loans principally for investment purposes. These loans are primarily carried at amortized cost within the consolidated financial statements. The fair value for mortgage and consumer loans is primarily determined by estimating expected future cash flows and discounting those using current interest rates for similar loans with similar credit risk. Certain mortgage and consumer loans have been impaired to their estimated fair value which is determined using independent broker quotations or, when the loan is in foreclosure or otherwise determined to be collateral dependent, the fair value of the underlying collateral estimated using internal models.

     Policy Loans -- For policy loans with fixed interest rates, estimated fair values are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed applying a weighted-average interest rate to the outstanding principal balance of the respective group of loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. The estimated fair value for policy

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


loans with variable interest rates approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

     Real Estate Joint Ventures and Other Limited Partnership Interests -- Other limited partnerships and real estate joint ventures included in the preceding table consist of those investments accounted for using the cost method. The remaining carrying value recognized in the consolidated balance sheet represents investments in real estate or real estate joint ventures and other limited partnerships accounted for using the equity method, which do not satisfy the definition of financial instruments for which fair value is required to be disclosed.

     The estimated fair values for other limited partnership interests and real estate joint ventures accounted for under the cost method are generally based on the Company's share of the net asset value ("NAV") as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

     Short-term Investments -- Certain short term investments do not qualify as securities and are recognized at amortized cost in the consolidated balance sheet. For these instruments, the Company believes that there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, short-term investments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality and the Company has determined additional adjustment is not required. Short-term investments that meet the definition of a security are recognized at fair value in the consolidated balance sheet in the same manner described above for similar instruments that are classified within captions of other major investment classes.

     Other Invested Assets -- Other invested assets in the consolidated balance sheet is principally comprised of freestanding derivatives with positive estimated fair values, leveraged leases, investments in tax credit partnerships, joint venture investments, loans to affiliates and funds withheld at interest. Leveraged leases, investments in tax credit partnerships and joint venture investments, which are accounted for under the equity method, are not financial instruments subject to fair value disclosure. Accordingly, they have been excluded from the preceding table.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     For funds withheld at interest, the Company evaluates the specific facts and circumstances of each instrument to determine the appropriate estimated fair values. These estimated fair values were not materially different from the recognized carrying values.

     The estimated fair value of loans to affiliates is determined by discounting expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

     Cash and Cash Equivalents -- Due to the short term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

     Accrued Investment Income -- Due to the short-term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Premiums and Other Receivables -- Premiums and other receivables in the consolidated balance sheet is principally comprised of premiums due and unpaid for insurance contracts, amounts recoverable under reinsurance contracts, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivative positions, amounts receivable for securities sold but not yet settled, fees and general operating receivables, and embedded derivatives related to the ceded reinsurance of certain variable annuity riders.

     Premiums receivable and those amounts recoverable under reinsurance treaties determined to transfer sufficient risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented in the preceding table. Amounts recoverable under ceded reinsurance contracts which the Company has determined do not transfer sufficient risk such that they are accounted for using the deposit method of accounting have been included in the preceding table with the estimated fair value determined as the present value of expected future cash flows under the related contracts discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

     The amounts on deposit for derivative settlements essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over very short periods such that the estimated fair values approximate their carrying value. In light of recent market conditions, the Company has monitored the solvency position of the financial institutions and has determined additional adjustments are not required.

     Embedded derivatives recognized in connection with ceded reinsurance of certain variable annuity riders are included in this caption in the consolidated financial statements but excluded from this caption in the preceding table as they are separately presented. The estimated fair value of these embedded derivatives is described in the respectively labeled section which follows.

     Other Assets -- Other assets in the consolidated balance sheet is principally comprised of prepaid expenses, amounts held under corporate owned life insurance, fixed assets, capitalized software, deferred sales inducements, VODA and VOCRA, all of which are not considered financial instruments subject to disclosure.

     Separate Account Assets -- Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheet in accordance with Statement of Position ("SOP") 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). The estimated fair value of separate account assets are based on the estimated fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts include: mutual funds, fixed maturity securities, equity securities, mortgage loans, derivatives, hedge funds, other limited partnership interests, short-term investments and cash and cash equivalents. The estimated fair value of mutual funds is based upon quoted prices or reported net assets values provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value. The estimated fair values of fixed maturity securities, equity securities, derivatives, short-term investments and cash and cash equivalents held by separate accounts are determined on a basis consistent with the methodologies described herein for similar financial instruments held within the general account. The estimated fair value of hedge funds is based upon NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value. The estimated fair value of mortgage loans is determined by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. Other limited partnership interests are valued giving consideration to the value of the underlying holdings of the partnerships and by applying a premium or discount, if appropriate, for factors such as liquidity, bid/ask spreads, the performance record of the fund manager or other relevant variables which may impact the exit value of the particular partnership interest.

     Policyholder Account Balances -- Policyholder account balances in the table above include investment contracts. Embedded derivatives on investment contracts and certain variable annuity riders accounted for as embedded derivatives are included in this caption in the consolidated financial statements but excluded from this

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


caption in the table above as they are separately presented therein. The remaining difference between the amounts reflected as policyholder account balances in the preceding table and those recognized in the consolidated balance sheet represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

     The investment contracts primarily include guaranteed interest contracts, certain funding arrangements, fixed deferred annuities, modified guaranteed annuities, fixed term payout annuities, and total control accounts. The fair values for these investment contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread for the Company's own credit determined using market standard swap valuation models and observable market inputs that take into consideration publicly available information relating to the Company's debt as well as its claims paying ability.

     Short-term and Long-term Debt -- The estimated fair value for short-term debt approximates carrying value due to the short-term nature of these obligations. The estimated fair values of long-term debt securities are generally determined by discounting expected future cash flows using market rates currently available for debt with similar remaining maturities and reflecting the credit risk of the Company including inputs, when available, from actively traded debt of the Company or other companies with similar types of borrowing arrangements. Risk-adjusted discount rates applied to the expected future cash flows can vary significantly based upon the specific terms of each individual arrangement, including, but not limited to: subordinated rights; contractual interest rates in relation to current market rates; the structuring of the arrangement; and the nature and observability of the applicable valuation inputs. Use of different risk-adjusted discount rates could result in different estimated fair values.

     The carrying value of long-term debt presented in the table above differs from the amounts presented in the consolidated balance sheet as it does not include capital leases which are not required to be disclosed at estimated fair value.

     Payables for Collateral Under Securities Loaned and Other
Transactions -- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value. The related agreements to loan securities are short-term in nature such that the Company believes there is limited risk of a material change in market interest rates. Additionally, because borrowers are cross-collateralized by the borrowed securities, the Company believes no additional consideration for changes in its own credit are necessary.

     Other Liabilities -- Other liabilities in the consolidated balance sheet is principally comprised of funds withheld at interest related to certain ceded reinsurance; embedded derivatives within these funds withheld at interest related to certain ceded reinsurance; freestanding derivatives with negative estimated fair values; securities trading liabilities; tax and litigation contingency liabilities; obligations for employee-related benefits; interest due on the Company's debt obligations and on cash collateral held in relation to securities lending; interest and dividends payable; amounts due for securities purchased but not yet settled; amounts due under assumed reinsurance contracts; and general operating accruals and payables.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     The fair value of the embedded derivatives within funds withheld at interest related to certain ceded reinsurance are included in this caption in the consolidated financial statements but excluded from this caption in the preceding table as they are separately presented. The estimated fair value of these embedded derivatives is described in the respectively labeled section which follows.

     The remaining other amounts included in the table above reflect those other liabilities that satisfy the definition of financial instruments subject to disclosure. These items consist primarily of securities trading liabilities; interest and dividends payable; amounts due for securities purchased but not yet settled; and amounts payable under certain ceded reinsurance contracts recognized using the deposit method of accounting. The Company evaluates the

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which were not materially different from the recognized carrying values.

     Separate Account Liabilities -- Separate account liabilities included in the table above represent those balances due to policyholders under contracts that are classified as investment contracts. The difference between the separate account liabilities reflected above and the amounts presented in the consolidated balance sheet represents those contracts classified as insurance contracts which do not satisfy the criteria of financial instruments for which estimated fair value is to be disclosed.

     Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance; funding arrangements related to institutional group life contracts; and certain contracts that provide for benefit funding under institutional retirement & savings products.

     Separate account liabilities, whether related to investment or insurance contracts, are recognized in the consolidated balance sheet at an equivalent summary total of the separate account assets as prescribed by SOP 03-1. Separate account assets, which equal net deposits, net investment income and realized and unrealized capital gains and losses, are fully offset by corresponding amounts credited to the contractholders' liability which is reflected in separate account liabilities. Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described above, the Company believes the value of those assets approximates the estimated fair value of the related separate account liabilities.

     Derivatives -- The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on a net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties.

     Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     Embedded Derivatives within Asset and Liability Host Contracts -- Embedded derivatives principally include certain direct variable annuity riders, certain affiliated ceded reinsurance contracts related to such variable annuity riders, certain guaranteed interest contracts with equity or bond indexed crediting rates and those related to ceded funds withheld on reinsurance. Embedded derivatives are recorded in the financial statements at estimated fair value with changes in estimated fair value adjusted through net income.

     The Company issues certain variable annuity products with guaranteed minimum benefit riders. GMWB, GMAB and certain GMIB riders are embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net investment gains (losses). These embedded derivatives are classified within policyholder account balances. The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable risk free rates. Effective January 1, 2008, upon adoption of SFAS 157, the valuation of these riders now includes an adjustment for the Company's own credit and risk margins for non-capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to the Company's debt as well as its claims paying ability. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment. These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in the Company's own credit standing; and variations in actuarial assumptions regarding policyholder behavior and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the riders that could materially affect net income.

     The Company cedes the risks associated with certain of the GMIB, GMAB and GMWB riders described in the preceding paragraph. These reinsurance contracts contain embedded derivatives which are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on the ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     In addition to ceding risks associated with riders that are accounted for as embedded derivatives, the Company also cedes to an affiliated reinsurance company certain directly written GMIB riders that are accounted for as insurance (i.e., not as embedded derivatives) but where the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company. Because the direct rider is not accounted for at fair value, significant fluctuations in net income may occur as the change in fair value of the embedded derivative on the ceded risk is being recorded in net income without a corresponding and offsetting change in fair value of the direct rider.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The estimated fair value of the embedded equity and bond indexed derivatives contained in certain guaranteed interest contracts is determined using market standard swap valuation models and observable market inputs, including an adjustment for the Company's own credit that takes into consideration publicly available information relating to the Company's debt as well as its claims paying ability. The estimated fair value of these embedded derivatives are included, along with their guaranteed interest contract host, within policyholder account balances with changes in estimated fair value recorded in net investment gains (losses). Changes in equity and bond indices, interest rates and the Company's credit standing may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

     The estimated fair value of the embedded derivatives within funds withheld at interest liabilities related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as described above in "Fixed Maturity Securities, Equity Securities and Trading Securities" and "Short-term Investments." The fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities with changes in estimated fair value recorded in net investment gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

     The accounting for embedded derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. If interpretations change, there is a risk that features previously not bifurcated may require bifurcation and reporting at estimated fair value in the consolidated financial statements and respective changes in estimated fair value could materially affect net income.

     Mortgage Loan Commitments and Commitments to Fund Bank Credit Facilities, Bridge Loans, and Private Corporate Bond Investments -- The estimated fair values for mortgage loan commitments and commitments to fund bank credit facilities, bridge loans and private corporate bond investments reflected in the above table represent the difference between the discounted expected future cash flows using interest rates that incorporate current credit risk for similar instruments on the reporting date and the principal amounts of the original commitments.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

     The fair value of assets and liabilities measured at estimated fair value on a recurring basis, are determined as described in the preceding section. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

                                                                    DECEMBER 31, 2008
                                           ------------------------------------------------------------------
                                              FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                           -----------------------------------------------------
                                            QUOTED PRICES IN
                                           ACTIVE MARKETS FOR                        SIGNIFICANT
                                            IDENTICAL ASSETS    SIGNIFICANT OTHER   UNOBSERVABLE      TOTAL
                                             AND LIABILITIES    OBSERVABLE INPUTS      INPUTS       ESTIMATED
                                                (LEVEL 1)           (LEVEL 2)         (LEVEL 3)    FAIR VALUE
                                           ------------------   -----------------   ------------   ----------
                                                                      (IN MILLIONS)
ASSETS
  Fixed maturity securities:
  U.S. corporate securities..............        $    --             $ 38,663          $ 5,089      $ 43,752
  Residential mortgage-backed
     securities..........................             --               22,680              373        23,053
  Foreign corporate securities...........             --               16,857            3,367        20,224
  U.S. Treasury/agency securities........          7,427                8,461               48        15,936
  Commercial mortgage-backed securities..             --                8,939              138         9,077
  Asset-backed securities................             --                4,824            1,487         6,311
  Foreign government securities..........             --                2,573              202         2,775
  State and political subdivision
     securities..........................             --                1,025               76         1,101
                                                 -------             --------          -------      --------
     Total fixed maturity securities.....          7,427              104,022           10,780       122,229
                                                 -------             --------          -------      --------
Equity securities:
  Common stock...........................            238                  994               59         1,291
  Non-redeemable preferred stock.........             --                   89              918         1,007
                                                 -------             --------          -------      --------
     Total equity securities.............            238                1,083              977         2,298
                                                 -------             --------          -------      --------
  Trading securities.....................             --                  161              116           277
  Short-term investments (1).............          6,812                  695               75         7,582
  Derivative assets (2)..................              2                6,505              139         6,646
  Net embedded derivatives within asset
     host contracts (3)..................             --                   --              797           797
  Separate account assets (4)............         39,767               31,006            1,486        72,259
                                                 -------             --------          -------      --------
     Total assets........................        $54,246             $143,472          $14,370      $212,088
                                                 =======             ========          =======      ========
LIABILITIES
  Derivative liabilities (2).............        $    58             $  2,305          $   158      $  2,521
  Net embedded derivatives within
     liability host contracts (3)........             --                  (83)            (905)         (988)
  Trading liabilities (5)................             57                   --               --            57
                                                 -------             --------          -------      --------
     Total liabilities...................        $   115             $  2,222          $  (747)     $  1,590
                                                 =======             ========          =======      ========



--------

   (1) Short-term investments as presented in the table above differ from the amounts presented in the consolidated balance sheet because certain short-term investments are not measured at estimated fair value (e.g., time deposits, money market funds, etc.).

   (2) Derivative assets are presented within other invested assets and derivatives liabilities are presented within other liabilities. The amounts are presented gross in the table above to reflect the presentation in the consolidated balance sheet, but are presented net for purposes of the rollforward in the following tables.

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



   (3) Net embedded derivatives within asset host contracts are presented within premiums and other receivables. Net embedded derivatives within liability host contracts are presented within policyholder account balances and other liabilities. Equity securities also includes embedded derivatives of ($72) million.

   (4) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets as prescribed by SOP 03-1.

   (5) Trading liabilities are presented within other liabilities.

     The Company has categorized its assets and liabilities into the three-level fair value hierarchy, as defined in Note 1, based upon the priority of the inputs to the respective valuation technique. The following summarizes the types of assets and liabilities included within the three-level fair value hierarchy presented in the preceding table.

     Level 1 This category includes certain U.S. Treasury and agency fixed maturity securities, exchange-traded common stock and certain short-term money market securities. As it relates to derivatives, this level includes financial futures including exchange-traded equity and interest rate futures. Separate account assets classified within this level principally include mutual funds. Also included are assets held within separate accounts which are similar in nature to those classified in this level for the general account.

     Level 2 This category includes fixed maturity and equity securities priced principally by independent pricing services using observable inputs. These fixed maturity securities include most U.S. Treasury and agency securities as well as the majority of U.S. and foreign corporate securities, residential mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, foreign government securities and state and political subdivision securities. Equity securities classified as Level 2 securities consist principally of non-redeemable preferred stock and certain equity securities where market quotes are available but are not considered actively traded. Short-term investments and trading securities included within Level 2 are of a similar nature to these fixed maturity and equity securities. As it relates to derivatives, this level includes all types of derivative instruments utilized by the Company with the exception of exchange-traded futures included within Level 1 and those derivative instruments with unobservable inputs as described in Level 3. Separate account assets classified within this level are generally similar to those classified within this level for the general account. Hedge funds owned by separate accounts are also included within this level. Embedded derivatives classified within this level include embedded equity derivatives contained in certain guaranteed interest contracts.

     Level 3 This category includes fixed maturity securities priced principally through independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. This level consists of less liquid fixed maturity securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies including:
             U.S. and foreign corporate securities -- including below investment grade private placements; residential mortgage-backed securities; commercial mortgage-backed securities; asset backed securities -- including all of those supported by sub-prime mortgage loans; foreign government; U.S. Treasury and agency; and state and political subdivision securities. Equity securities classified as Level 3 securities consist principally of common stock of privately held companies and non-redeemable preferred stock where there has been very limited trading activity or where less price transparency exists around the inputs to the valuation. Short-term investments and trading securities included within Level 3 are of a similar nature to these fixed maturity and equity securities. As it relates to derivatives this category includes: financial forwards including swap spread locks with maturities which extend beyond

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


             observable periods; equity variance swaps with unobservable volatility inputs or that are priced via independent broker quotations; foreign currency swaps which are cancelable and priced through independent broker quotations; interest rate swaps with maturities which extend beyond the observable portion of the yield curve; credit default swaps based upon baskets of credits having unobservable credit correlations as well as credit default swaps with maturities which extend beyond the observable portion of the credit curves and credit default swaps priced through independent broker quotes; equity options with unobservable volatility inputs; and interest rate floors referencing unobservable yield curves and/or which include liquidity and volatility adjustments. Separate account assets classified within this level are generally similar to those classified within this level for the general account; however, they also include mortgage loans, and other limited partnership interests. Embedded derivatives classified within this level include embedded derivatives associated with certain variable annuity riders as well as those on the cession of the risks associated with those riders to affiliates; as well as embedded derivatives related to funds withheld on ceded reinsurance.

     A rollforward of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs for year ended December 31, 2008 is as follows:

                                           FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                          ---------------------------------------------------------------------------------------------------------
                                                                TOTAL REALIZED/UNREALIZED
                                                               GAINS (LOSSES) INCLUDED IN:
                                                              -----------------------------    PURCHASES,
                            BALANCE,     IMPACT OF   BALANCE,                     OTHER          SALES,       TRANSFER IN  BALANCE,
                          DECEMBER 31,   SFAS 157   BEGINNING                 COMPREHENSIVE  ISSUANCES AND    AND/OR OUT    END OF
                              2007     ADOPTION (1) OF PERIOD EARNINGS (2, 3) INCOME (LOSS) SETTLEMENTS (4) OF LEVEL 3 (5)  PERIOD
                          ------------ ------------ --------- --------------- ------------- --------------- -------------- --------
                                                                        (IN MILLIONS)
Fixed maturity
  securities.............    $15,066        $--      $15,066       $ (674)       $(3,763)        $(530)          $681       $10,780
Equity securities........      1,527         --        1,527         (128)          (346)          (54)           (22)          977
Trading securities.......        174         --          174          (26)            --           (32)            --           116
Short-term investments...        149         --          149           (2)            --           (72)            --            75
Net derivatives (6)......        134         (1)         133          (60)            --           (92)            --           (19)
Separate account assets
  (7)....................      1,170         --        1,170          (86)            --           (22)           424         1,486
Net embedded derivatives
  (8)....................         25         30           55        1,631             --            16             --         1,702


--------

   (1) Impact of SFAS 157 adoption represents the amount recognized in earnings as a change in estimate upon the adoption of SFAS 157 associated with Level 3 financial instruments held at January 1, 2008. The net impact of adoption on Level 3 assets and liabilities presented in the table above was a $29 million increase to net assets. Such amount was also impacted by a decrease to DAC of $9 million. The impact of adoption of SFAS 157 on RGA -- not reflected in the table above as a result of the reflection of RGA in discontinued operations -- was a net increase of $2 million (i.e., a decrease in Level 3 net embedded derivative liabilities of $17 million offset by a DAC decrease of $15 million) for a total impact of $22 million on Level 3 assets and liabilities. This impact of $22 million along with a $9 million reduction in the estimated fair value of Level 2 freestanding derivatives, results in a total net impact of adoption of SFAS 157 of $13 million as described in Note 1.

   (2) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains/losses. Impairments are included within net investment gains (losses) which is reported within the earnings caption of total gains/losses. Lapses associated with embedded derivatives are included with the earnings caption of total gains/losses.

   (3) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (4) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       from the rollforward. For embedded derivatives, attributed fees are included within this caption along with settlements, if any.

   (5) Total gains and losses (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers in (out) of Level 3 occurred at the beginning of the period. Items transferred in and out in the same period are excluded from the rollforward.

   (6) Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

   (7) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities.

   (8) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

   (9) Amounts presented do not reflect any associated hedging activities. Actual earnings associated with Level 3, inclusive of hedging activities, could differ materially.

     The table below summarizes both realized and unrealized gains and losses for the year ended December 31, 2008 due to changes in fair value recorded in earnings for Level 3 assets and liabilities:

                                                        TOTAL GAINS AND LOSSES
                                                 ------------------------------------
                                                           CLASSIFICATION OF
                                                  REALIZED/UNREALIZED GAINS (LOSSES)
                                                         INCLUDED IN EARNINGS
                                                 ------------------------------------
                                                     NET            NET
                                                 INVESTMENT     INVESTMENT
                                                   INCOME     GAINS (LOSSES)    TOTAL
                                                 ----------   --------------   ------
                                                             (IN MILLIONS)
Fixed maturity securities......................     $  9          $ (683)      $ (674)
Equity securities..............................       --            (128)        (128)
Trading securities.............................      (26)             --          (26)
Short-term investments.........................        1              (3)          (2)
Net derivatives................................       --             (60)         (60)
Net embedded derivatives.......................       --           1,631        1,631


     The table below summarizes the portion of unrealized gains and losses recorded in earnings for the year ended December 31, 2008 for Level 3 assets and liabilities that are still held at December 31, 2008.

                                                 CHANGES IN UNREALIZED GAINS (LOSSES)
                                                  RELATING TO ASSETS AND LIABILITIES
                                                       HELD AT DECEMBER 31, 2008
                                                 ------------------------------------
                                                     NET            NET
                                                 INVESTMENT     INVESTMENT
                                                   INCOME     GAINS (LOSSES)    TOTAL
                                                 ----------   --------------   ------
                                                             (IN MILLIONS)
Fixed maturity securities......................     $  5          $ (466)      $ (461)
Equity securities..............................       --            (114)        (114)
Trading securities.............................      (18)             --          (18)
Net derivatives................................       --             (93)         (93)
Net embedded derivatives.......................       --           1,632        1,632


  NON-RECURRING FAIR VALUE MEASUREMENTS

     At December 31, 2008, the Company held $204 million in mortgage loans which are carried at estimated fair value based on independent broker quotations or, if the loans were in foreclosure or are otherwise determined to be collateral dependent, on the value of the underlying collateral of which $188 million was related to impaired mortgage loans held-for-investment and $16 million to certain mortgage loans held-for-sale. These impaired

                       METROPOLITAN LIFE INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


mortgage loans were recorded at estimated fair value and represent a nonrecurring fair value measurement. The estimated fair value was categorized as Level 3. Included within net investment gains (losses) for such impaired mortgage loans are net impairments of $56 million for the year ended December 31, 2008.

     At December 31, 2008, the Company held $131 million in cost basis other limited partnership interests which were impaired during the year ended December 31, 2008 based on the underlying limited partnership financial statements. These other limited partnership interests were recorded at estimated fair value and represent a nonrecurring fair value measurement. The estimated fair value was categorized as Level 3. Included within net investment gains (losses) for such other limited partnerships are impairments of $99 million for the year ended December 31, 2008.

20.  RELATED PARTY TRANSACTIONS

     The Company entered into a service agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife Inc., under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $2.2 billion, $2.0 billion and $1.9 billion, included in other expenses, for services performed under the service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include distribution services and administrative functions. Expenses incurred by the Company related to these agreements were $667 million, $574 million and $34 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into agreements with affiliates to provide additional services necessary to conduct their activities. Typical services provided under these agreements include management, policy administrative functions, investment advice and distribution services. Expenses incurred by the Company related to these agreements were $815 million, $791 million and $657 million for the years ended December 31, 2008, 2007 and 2006, respectively, and were reimbursed to the Company by these affiliates. Revenues received from affiliates related to these agreements and recorded in other revenues was $17 million for both years ended December 31, 2008 and 2007. There was no revenue received from affiliates related to these agreements for the year ended December 31, 2006. Revenues received from affiliates related to these agreements and recorded in universal life and investment-type product policy fees was $16 million, $16 million and $17 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company had net payables to affiliates of $229 million and $116 million at December 31, 2008 and 2007, respectively, related to the items discussed above. These payables exclude affiliated reinsurance balances discussed in Note
8. See Notes 3, 7 and 10 for discussion of additional related party transactions.

21.  SUBSEQUENT EVENT

     On September 29, 2009, the Company issued a $217 million surplus note to MetLife Mexico, S.A., an affiliate, with an interest rate of 6.46% which matures in 2014.

     The Company loaned $1.0 billion to Exeter Reassurance Company, Ltd., an affiliate, during the second and third quarters of 2009. The loans were recorded in other invested assets upon issuance. The terms of the loans are as follows:
$500 million which bears interest at 6.44% and matures in 2014; $250 million, which bears interest at 5.33% and matures in 2012; and $250 million which bears interest at 7.44% and matures in 2016. The loans pay interest semi-annually and both principal and interest payments have been guaranteed by MetLife, Inc.

                   FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT

                                    ISSUED BY
                       METROPOLITAN LIFE INSURANCE COMPANY

              METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                          SUPPLEMENT DATED MAY 1, 2009
                                       TO
               PROSPECTUS DATED OCTOBER 20, 2006 (AS SUPPLEMENTED)

This supplement updates certain information contained in your last prospectus dated October 20, 2006 and subsequent supplements for the Flexible Premium Variable Annuity Contract (the "Contract") offered by Metropolitan Life Insurance Company ("We", "Us", MetLife", or "the Company"). We no longer offer the Contract to new purchasers. We do continue to accept purchase payments from Contract owners. You should read and retain this supplement with your Contract.

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options under all Contracts are:

AIM VARIABLE INSURANCE FUNDS -- SERIES I           MET INVESTORS SERIES TRUST
  AIM V.I. Basic Balanced Fund                       BlackRock High Yield Portfolio -- Class A
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES           BlackRock Large Cap Core
  FUND, INC. -- CLASS B                               Portfolio -- Class E
  Global Thematic Growth Portfolio                   Lord Abbett Growth and Income
                                                      Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE                       MFS(R) Research International
  PRODUCTS -- SERVICE CLASS 2                         Portfolio -- Class B
  Contrafund(R) Portfolio                            PIMCO Total Return Portfolio -- Class B
  Dynamic Capital Appreciation Portfolio             Pioneer Fund Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS       Pioneer Strategic Income
  TRUST -- CLASS 2                                    Portfolio -- Class A
  Franklin Small-Mid Cap Growth Securities           Third Avenue Small Cap Value
     Fund                                             Portfolio -- Class B
  Templeton Foreign Securities Fund                  Van Kampen Comstock Portfolio -- Class B
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Aggressive            BlackRock Aggressive Growth
     Growth Portfolio -- Class I                      Portfolio -- Class D
  Legg Mason Partners Variable Appreciation          BlackRock Bond Income Portfolio -- Class
     Portfolio -- Class I                             A
  Legg Mason Partners Variable Capital and           BlackRock Legacy Large Cap Growth
     Income Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Dividend              BlackRock Money Market Portfolio -- Class
     Strategy Portfolio                               A
  Legg Mason Partners Variable Fundamental           FI Value Leaders Portfolio -- Class D
     Value Portfolio -- Class I
  Legg Mason Partners Variable International         Jennison Growth Portfolio -- Class B
     All Cap Opportunity Portfolio
  Legg Mason Partners Variable Investors             MetLife Stock Index Portfolio -- Class B
     Portfolio -- Class I
  Legg Mason Partners Variable Large Cap             MFS(R) Total Return Portfolio -- Class F
     Growth Portfolio -- Class I
  Legg Mason Partners Variable Mid Cap Core          T. Rowe Price Large Cap Growth
     Portfolio -- Class I                             Portfolio -- Class B
  Legg Mason Partners Variable Small Cap
     Growth Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE INCOME
  TRUST -- CLASS I
  Legg Mason Partners Variable Global High
     Yield Bond Portfolio


Certain Variable Funding Options have been subject to a merger, substitution or name change. Please see "Additional Information Regarding Underlying Funds" for more information.

The Financial Industry Regulatory Authority (FINRA) maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.
                                                             _____________

                                    GLOSSARY

We have added the following term to the Glossary:

GOOD ORDER -- A request or transaction generally is considered in "good order" if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your sales representative before submitting the form or request.

                                    FEE TABLE

--------------------------------------------------------------------------------

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of the average daily net assets of the Separate Account)

Mortality and Expense Risk Charge............................................  1.25%(1)
Administrative Expense Charge................................................  0.15%
                                                                               ----
  Total Annual Separate Account Charges......................................  1.40%


---------

(1)   We will waive the following amounts of the Mortality and Expense Risk
      Charge: 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio; and an amount, if any, equal to the Underlying Fund expenses that are in excess of the indicated percentages for the Subaccounts investing in each of the following portfolios: 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio -- Class B; 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio -- Class B; 0.91% for the Subaccount investing in the Pioneer Fund Portfolio -- Class A; 0.68% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio -- Class A; and 1.50% for the Subaccount investing in Van Kampen Mid Cap Growth
      Portfolio -- Class B.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2008 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. Certain Underlying Funds may impose a redemption fee in the future. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-784-6088.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)....................................................     0.34%      1.35%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                               DISTRIBUTION                                  TOTAL    CONTRACTUAL FEE   NET TOTAL
                                                  AND/OR                                     ANNUAL        WAIVER        ANNUAL
                                   MANAGEMENT     SERVICE      OTHER   ACQUIRED FUND FEES  OPERATING   AND/OR EXPENSE   OPERATING
UNDERLYING FUND                        FEE     (12B-1) FEES  EXPENSES     AND EXPENSES*     EXPENSES   REIMBURSEMENT   EXPENSES**
---------------                    ----------  ------------  --------  ------------------  ---------  ---------------  ----------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Basic Balanced Fund...     0.75%          --        0.60%            --            1.35%         0.44%         0.91%(1)
ALLIANCEBERNSTEIN VARIABLE
  PRODUCTS SERIES FUND, INC.
  -- CLASS B
  Global Thematic Growth
     Portfolio...................     0.75%        0.25%       0.29%            --            1.29%           --          1.29%(2)

                                               DISTRIBUTION                                  TOTAL    CONTRACTUAL FEE   NET TOTAL
                                                  AND/OR                                     ANNUAL        WAIVER        ANNUAL
                                   MANAGEMENT     SERVICE      OTHER   ACQUIRED FUND FEES  OPERATING   AND/OR EXPENSE   OPERATING
UNDERLYING FUND                        FEE     (12B-1) FEES  EXPENSES     AND EXPENSES*     EXPENSES   REIMBURSEMENT   EXPENSES**
---------------                    ----------  ------------  --------  ------------------  ---------  ---------------  ----------
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  Contrafund(R) Portfolio........     0.56%        0.25%       0.10%            --            0.91%           --          0.91%
  Dynamic Capital Appreciation
     Portfolio...................     0.56%        0.25%       0.31%            --            1.12%           --          1.12%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Small-Mid Cap Growth
     Securities Fund.............     0.50%        0.25%       0.28%          0.02%           1.05%         0.02%         1.03%(3)
  Templeton Foreign Securities
     Fund........................     0.64%        0.25%       0.15%          0.02%           1.06%         0.02%         1.04%(3)
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth Portfolio
     -- Class I++................     0.75%          --        0.04%            --            0.79%           --          0.79%(4)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........     0.70%          --        0.06%          0.01%           0.77%           --          0.77%(4)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class I........     0.75%          --        0.16%            --            0.91%           --          0.91%(4)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++.................     0.65%          --        0.24%            --            0.89%           --          0.89%(4)
  Legg Mason Partners Variable
     Fundamental Value Portfolio
     -- Class I..................     0.75%          --        0.05%            --            0.80%           --          0.80%(4)
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio++.....     0.85%          --        0.20%            --            1.05%           --          1.05%(4)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................     0.64%          --        0.09%            --            0.73%           --          0.73%(4)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......     0.75%          --        0.08%            --            0.83%           --          0.83%(4)
  Legg Mason Partners Variable
     Mid Cap Core Portfolio
     -- Class I++................     0.75%          --        0.16%            --            0.91%           --          0.91%(4)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I........     0.75%          --        0.19%            --            0.94%           --          0.94%(4)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST -- CLASS I
  Legg Mason Partners Variable
     Global High Yield Bond
     Portfolio...................     0.80%          --        0.19%            --            0.99%           --          0.99%(5)
MET INVESTORS SERIES TRUST
  BlackRock High Yield Portfolio
     -- Class A..................     0.60%          --        0.07%            --            0.67%           --          0.67%
  BlackRock Large Cap Core
     Portfolio -- Class E........     0.58%        0.15%       0.04%            --            0.77%           --          0.77%
  Lord Abbett Growth and Income
     Portfolio -- Class B........     0.50%        0.25%       0.03%            --            0.78%           --          0.78%
  MFS(R) Research International
     Portfolio -- Class B........     0.70%        0.25%       0.06%            --            1.01%           --          1.01%
  PIMCO Total Return Portfolio
     -- Class B#.................     0.48%        0.25%       0.05%            --            0.78%           --          0.78%
  Pioneer Fund Portfolio -- Class
     A#..........................     0.70%          --        0.29%            --            0.99%           --          0.99%(6)
  Pioneer Strategic Income
     Portfolio -- Class A........     0.60%          --        0.07%            --            0.67%           --          0.67%
  Third Avenue Small Cap Value
     Portfolio -- Class B........     0.73%        0.25%       0.04%            --            1.02%           --          1.02%
  Van Kampen Comstock
     Portfolio -- Class B#.......     0.58%        0.25%       0.03%            --            0.86%           --          0.86%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......     0.70%        0.25%       0.19%            --            1.14%           --          1.14%(7)
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........     0.72%        0.10%       0.05%            --            0.87%           --          0.87%

                                               DISTRIBUTION                                  TOTAL    CONTRACTUAL FEE   NET TOTAL
                                                  AND/OR                                     ANNUAL        WAIVER        ANNUAL
                                   MANAGEMENT     SERVICE      OTHER   ACQUIRED FUND FEES  OPERATING   AND/OR EXPENSE   OPERATING
UNDERLYING FUND                        FEE     (12B-1) FEES  EXPENSES     AND EXPENSES*     EXPENSES   REIMBURSEMENT   EXPENSES**
---------------                    ----------  ------------  --------  ------------------  ---------  ---------------  ----------
  BlackRock Bond Income Portfolio
     -- Class A..................     0.38%          --        0.05%            --            0.43%         0.01%         0.42%(8)
  BlackRock Legacy Large Cap
     Growth Portfolio -- Class
     A#..........................     0.73%          --        0.05%            --            0.78%         0.01%         0.77%(9)
  BlackRock Money Market
     Portfolio -- Class A........     0.32%          --        0.02%            --            0.34%         0.01%         0.33%(10)
  FI Value Leaders
     Portfolio -- Class D........     0.65%        0.10%       0.06%            --            0.81%           --          0.81%
  Jennison Growth
     Portfolio -- Class B........     0.63%        0.25%       0.04%            --            0.92%           --          0.92%
  MetLife Stock Index Portfolio
     -- Class B#.................     0.25%        0.25%       0.04%            --            0.54%         0.01%         0.53%(11)
  MFS(R) Total Return
     Portfolio -- Class F........     0.53%        0.20%       0.05%            --            0.78%           --          0.78%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B........     0.60%        0.25%       0.07%            --            0.92%           --          0.92%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A+.......     0.48%          --        0.04%            --            0.52%           --          0.52%


---------

* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.

** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.

+ Not available under all Contracts. Availability depends on Contract issue date.

++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2008.

#     This Portfolio is not available for investment prior to May 4, 2009.

(1) The Fund's advisor has contractually agreed, through at least April 30, 2010, to waive advisory fees and/or reimburse expenses to the extent necessary to limit total annual fund operating expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement) to 0.91% of average daily net assets.

(2) The expense information in the table has been restated to reflect current expenses (i.e., annualized fiscal year-to-date expenses as of February 28, 2009). Actual expenses may be higher or lower than those shown.

(3) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.

(4) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.

(5) The amounts set forth in Other Expenses have been revised to reflect the estimated effect of prospectus and shareholder report printing and mailing expenses expected to be incurred by the funds going forward.

(6) The Management Fee has been restated to reflect an amended management fee agreement as if the fees had been in effect during the previous fiscal year. Other Expenses include 0.01% of deferred expense reimbursement from a prior period.

(7) Other Expenses include 0.08% of deferred expense reimbursement from a prior period.

(8) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.325% for the Portfolio's average daily net assets in excess of $1 billion but less than $2 billion.

(9) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.73% for the first $300 million of the Portfolio's average daily net assets and 0.705% for the next $700 million.

(10) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other Expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.

(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.243%.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

THE VARIABLE FUNDING OPTIONS

We have modified the first and third paragraphs in this subsection to read as follows:

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment adviser MetLife Advisers, LLC, which is formed as a "limited liability company." The Company's ownership interest in MetLife Advisers, LLC entitles us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the adviser. (See "Fee Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the adviser to the subadvisers.)

Each Underlying Fund has different investment objectives and risks. THE UNDERLYING FUND PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH UNDERLYING FUND'S INVESTMENT STRATEGY, INVESTMENT ADVISER AND FEES. YOU MAY OBTAIN AN UNDERLYING FUND PROSPECTUS BY CALLING 1-800-497-4587 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE UNDERLYING FUNDS CAREFULLY. We do not guarantee the investment results of the Underlying Funds.

The current variable funding options are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
AIM V.I. Basic Balanced Fund       Seeks long term growth of capital  Invesco Aim Advisors, Inc.
                                   and current income.                Subadvisers: Invesco Trimark
                                                                      Investment Management Inc.;
                                                                      Invesco Global Asset Management
                                                                      (N.A.), Inc.; Invesco
                                                                      Institutional (N.A.), Inc.;
                                                                      Invesco Senior Secured
                                                                      Management, Inc.; Invesco Hong
                                                                      Kong Limited; Invesco Asset
                                                                      Management Limited; Invesco Asset
                                                                      Management (Japan) Limited;
                                                                      Invesco Asset Management
                                                                      Deutschland GmbH; and Invesco
                                                                      Australia Limited

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
ALLIANCEBERNSTEIN VARIABLE
  PRODUCTS SERIES FUND,
  INC. -- CLASS B
Global Thematic Growth Portfolio   Seeks long-term growth of          AllianceBernstein L.P.
                                   capital.
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
Contrafund(R) Portfolio            Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company Subadviser: FMR Co.,
                                                                      Inc.;
                                                                      Fidelity Research & Analysis
                                                                      Company
Dynamic Capital Appreciation       Seeks capital appreciation.        Fidelity Management & Research
  Portfolio                                                           Company
                                                                      Subadviser: FMR Co., Inc.;
                                                                      Fidelity Research & Analysis
                                                                      Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC

Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class I             term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio      principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return on assets from  Legg Mason Partners Fund Advisor,
  International All Cap            growth of capital and income.      LLC
  Opportunity Portfolio                                               Subadviser: Global Currents
                                                                      Investment Management, LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST -- CLASS I
Legg Mason Partners Variable       Seeks to maximize total return,    Legg Mason Partners Fund Advisor,
  Global High Yield Bond           consistent with the preservation   LLC
  Portfolio                        of capital.                        Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
MET INVESTORS SERIES TRUST++
BlackRock High Yield               Seeks to maximize total return,    MetLife Advisers, LLC
  Portfolio -- Class A             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
BlackRock Large Cap Core           Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
MFS(R) Research International      Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Total Return                 Seeks maximum total return,        MetLife Advisers, LLC
  Portfolio -- Class B             consistent with the preservation   Subadviser: Pacific Investment
                                   of capital and prudent investment  Management Company LLC
                                   management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        MetLife Advisers, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            MetLife Advisers, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Van Kampen Comstock                Seeks capital growth and income.   MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
Van Kampen Mid Cap Growth          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class A             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Legacy Large Cap Growth  Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B             capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Stock Index                Seeks to equal the performance of  MetLife Advisers, LLC
  Portfolio -- Class B             the Standard & Poor's 500(R)       Subadviser: MetLife Investment
                                   Composite Stock Price Index.       Advisors Company, LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B             and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class    consistent with preservation of    Subadviser: Western Asset
  A+                               capital and maintenance of         Management Company
                                   liquidity.


---------

+ Not available under all Contracts. Availability depends on Contract issue date.

++ Prior to May 1, 2009, Met Investors Advisory, LLC was the investment adviser of Met Investors Series Trust (the "Trust"). On May 1, 2009, Met Investors Advisory, LLC merged with and into MetLife Advisers, LLC and MetLife Advisers, LLC has now become the investment adviser of the Trust.

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Variable Funding Options were subject to a merger, substitution or other change. The chart below identifies the former name and new name for each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND MERGERS

The following former Underlying Funds were merged with and into the new Underlying Funds.

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------
METROPOLITAN SERIES FUND, INC.                 MET INVESTORS SERIES TRUST
  Capital Guardian U.S. Equity Portfolio -       Pioneer Fund Portfolio - Class A
     Class A
METROPOLITAN SERIES FUND, INC.                 METROPOLITAN SERIES FUND, INC.
  FI Large Cap Portfolio - Class A               BlackRock Legacy Large Cap Growth
                                                    Portfolio - Class A
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  Met/AIM Capital Appreciation Portfolio -       BlackRock Legacy Large Cap Growth
     Class A                                        Portfolio - Class A


UNDERLYING FUND SUBSTITUTIONS

The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Equity Index    MetLife Stock Index Portfolio - Class B
     Portfolio - Class II
PIMCO VARIABLE INSURANCE TRUST                 MET INVESTORS SERIES TRUST
  Total Return Portfolio - Administrative      PIMCO Total Return Portfolio - Class B
     Class
VAN KAMPEN LIFE INVESTMENT TRUST               MET INVESTORS SERIES TRUST
  Comstock Portfolio - Class II                Van Kampen Comstock Portfolio - Class B


UNDERLYING FUND NAME CHANGE

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
ALLIANCEBERNSTEIN VARIABLE                     ALLIANCEBERNSTEIN VARIABLE
PRODUCTS SERIES FUND, INC.                     PRODUCTS SERIES FUND, INC.
  Global Technology Portfolio                  Global Thematic Growth Portfolio


                                  DEATH BENEFIT

--------------------------------------------------------------------------------

We have added this paragraph at the end of SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER) in the subsection PAYMENT OF PROCEEDS:

Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same sex marriage should note that the rights of a spouse under the spousal continuation provisions of this contract will not be available to such partner or same sex marriage spouse.

We have added a new subsection:

TOTAL CONTROL ACCOUNT

The beneficiary may elect to have the Contract's death proceeds paid through an account called the Total Control Account at the time for payment. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Contract surrender proceeds paid into a Total Control Account established for you.

Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

We have modified the second paragraph in the subsection VARIABLE ANNUITY to read as follows:

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you were issued a Contract with sex-distinct annuity rates prior to the time that state law mandated unisex annuity rates (if applicable in your state), the annuity rates we use will not be less than the guaranteed sex-distinct rates in the Contract when issued. If you elect a variable annuity, the amount we apply to it will be the cash surrender value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

We have added the following sentence at the end of the second paragraph in the subsection ELECTION OF OPTIONS:

Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to a survivor under Options 3, 4 and 5 and/or the duration of the guarantee period under Options 2 and 5.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

We have added a second paragraph to the sub-section MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS:

SUSPENSION OF MINIMUM DISTRIBUTION RULES DURING 2009: Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution ("RMD") for 2009. The waiver does not apply to any 2008 payments even if received in 2009, so for those payments, you are still required to receive your first RMD payment by April 1, 2009. In contrast, if your first RMD would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 RMD is due by December 31, 2010. For after-death RMDs, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2007, the five year period ends in 2013 instead of 2012. This RMD waiver does not apply if you are receiving annuity payments under your contract. The RMD rules are complex, so please consult with your tax advisor before waiving your 2009 RMD payment.

                            FLEXIBLE PREMIUM VARIABLE
                                ANNUITY CONTRACT
                                    ISSUED BY
                       METROPOLITAN LIFE INSURANCE COMPANY

              METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                         SUPPLEMENT DATED APRIL 28, 2008

This supplement updates certain information contained in your last prospectus dated October 20, 2006 and subsequent supplements for the Flexible Premium Variable Annuity Contract (the "Contract") offered by Metropolitan Life Insurance Company ("We", "Us", MetLife", or "the Company"). We no longer offer the Contract to new purchasers. We do continue to accept purchase payments from Contract owners. You should read and retain this supplement with your Contract.

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options are:

AIM VARIABLE INSURANCE FUNDS -- SERIES I      MET INVESTORS SERIES TRUST
  AIM V.I. Basic Balanced Fund                  BlackRock High Yield Portfolio -- Class A
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES
  FUND, INC. -- CLASS B                         BlackRock Large Cap Core Portfolio -- Class E
  Global Technology Portfolio                   Lord Abbett Growth and Income Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2                   Met/AIM Capital Appreciation Portfolio -- Class A
  Contrafund(R) Portfolio                       MFS(R) Research International Portfolio -- Class B
  Dynamic Capital Appreciation Portfolio        Pioneer Strategic Income Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST -- CLASS 2                     Third Avenue Small Cap Value Portfolio -- Class B
  Franklin Small-Mid Cap Growth Securities
     Fund
  Templeton Foreign Securities Fund           METROPOLITAN SERIES FUND, INC.
LEGG MASON PARTNERS VARIABLE EQUITY TRUST       BlackRock Aggressive Growth Portfolio -- Class D
  Legg Mason Partners Variable Aggressive
     Growth Portfolio -- Class I                BlackRock Bond Income Portfolio -- Class A
  Legg Mason Partners Variable Appreciation
     Portfolio -- Class I                       BlackRock Money Market Portfolio -- Class A
  Legg Mason Partners Variable Capital and
     Income Portfolio -- Class I                Capital Guardian U.S. Equity Portfolio -- Class A
  Legg Mason Partners Variable Dividend
     Strategy Portfolio                         FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Equity Index
     Portfolio -- Class II                      FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Fundamental
     Value Portfolio -- Class I                 Jennison Growth Portfolio -- Class B
  Legg Mason Partners Variable International
     All Cap Opportunity Portfolio              MFS(R) Total Return Portfolio -- Class F
  Legg Mason Partners Variable Investors
     Portfolio -- Class I                       T. Rowe Price Large Cap Growth Portfolio -- Class B
  Legg Mason Partners Variable Large Cap
     Growth Portfolio -- Class I
  Legg Mason Partners Variable Mid Cap Core
     Portfolio -- Class I                     PIMCO VARIABLE INSURANCE TRUST -- ADMINISTRATIVE CLASS
  Legg Mason Partners Variable Small Cap
     Growth Portfolio -- Class I                Total Return Portfolio
LEGG MASON PARTNERS VARIABLE INCOME
  TRUST -- CLASS I                            VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
  Legg Mason Partners Variable Global High
     Yield Bond Portfolio                       Comstock Portfolio


Certain Underlying Funds have been subject to a substitution. Please see "Additional Information Regarding Underlying Funds" for more information.

                                   FEE TABLES

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of the average daily net assets of the Separate Account)

Mortality and Expense Risk Charge................  1.25%(1)
Administrative Expense Charge....................  0.15%
                                                   -----
          TOTAL ANNUAL SEPARATE ACCOUNT CHARGES..  1.40%



(1)    We will waive the following amounts of the Mortality and Expense Risk
       Charge: 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio; and an amount, if any, equal to the Underlying Fund expenses that are in excess of the indicated percentages for the Subaccounts investing in each of the following portfolios: 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio - Class B; 1.18% for the Subaccount investing in the MFS Research International
       Portfolio - Class B; 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio - Class A; 0.68% for the Subaccount investing in the Western Asset Management U.S. Government
       Portfolio - Class A; and 1.50% for the Subaccount investing in Van Kampen Mid-Cap Growth Portfolio - Class B.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-784-6088.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                               MINIMUM   MAXIMUM
                                                               -------   -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets,
including management fees, distribution and/or service (12b-
1) fees, and other expenses)                                     0.40%     1.21%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                           DISTRIBUTION              ACQUIRED    TOTAL    CONTRACTUAL FEE   NET TOTAL
                                              AND/OR                FUND FEES    ANNUAL    WAIVER AND/OR     ANNUAL
                             MANAGEMENT  SERVICE (12B-1)    OTHER      AND     OPERATING      EXPENSE       OPERATING
UNDERLYING FUND                  FEE           FEES       EXPENSES  EXPENSES*   EXPENSES   REIMBURSEMENT   EXPENSES**
---------------              ----------  ---------------  --------  ---------  ---------  ---------------  ----------
AIM VARIABLE INSURANCE
  FUNDS --
  SERIES I
  AIM V.I. Basic Balanced
     Fund                       0.75%            --         0.43%        --       1.18%         0.27%         0.91%(1)
ALLIANCEBERNSTEIN VARIABLE
  PRODUCTS SERIES FUND,
  INC. --
  CLASS B
  Global Technology
     Portfolio                  0.75%          0.25%        0.17%        --       1.17%           --          1.17%
FIDELITY(R) VARIABLE
  INSURANCE PRODUCTS --
  SERVICE CLASS 2
  Contrafund(R) Portfolio       0.56%          0.25%        0.09%        --       0.90%           --          0.90%
  Dynamic Capital
     Appreciation Portfolio     0.56%          0.25%        0.23%        --       1.04%           --          1.04%

                                           DISTRIBUTION              ACQUIRED    TOTAL    CONTRACTUAL FEE   NET TOTAL
                                              AND/OR                FUND FEES    ANNUAL    WAIVER AND/OR     ANNUAL
                             MANAGEMENT  SERVICE (12B-1)    OTHER      AND     OPERATING      EXPENSE       OPERATING
UNDERLYING FUND                  FEE           FEES       EXPENSES  EXPENSES*   EXPENSES   REIMBURSEMENT   EXPENSES**
---------------              ----------  ---------------  --------  ---------  ---------  ---------------  ----------
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST --
  CLASS 2
  Franklin Small-Mid Cap
     Growth Securities Fund     0.47%          0.25%        0.28%      0.01%      1.01%         0.01%         1.00%(2)
  Templeton Foreign
     Securities Fund            0.63%          0.25%        0.14%      0.02%      1.04%         0.02%         1.02%(2)
LEGG MASON PARTNERS
  VARIABLE EQUITY TRUST
  Legg Mason Partners
     Variable Aggressive
     Growth Portfolio --
     Class I++                  0.75%            --         0.07%        --       0.82%           --          0.82%(3)
  Legg Mason Partners
     Variable Appreciation
     Portfolio --
     Class I                    0.69%            --         0.11%      0.01%      0.81%           --          0.81%(4)
  Legg Mason Partners
     Variable Capital and
     Income Portfolio --
     Class I                    0.75%            --         0.13%        --       0.88%           --          0.88%
  Legg Mason Partners
     Variable Dividend
     Strategy Portfolio++       0.65%            --         0.33%        --       0.98%           --          0.98%(3)
  Legg Mason Partners
     Variable Equity Index
     Portfolio --
     Class II                   0.31%          0.25%        0.08%        --       0.64%           --          0.64%(3)
  Legg Mason Partners
     Variable Fundamental
     Value Portfolio --
     Class I                    0.75%            --         0.08%        --       0.83%           --          0.83%(3)
  Legg Mason Partners
     Variable International
     All Cap Opportunity
     Portfolio++                0.85%            --         0.26%        --       1.11%           --          1.11%(3)
  Legg Mason Partners
     Variable Investors
     Portfolio --
     Class I                    0.62%            --         0.14%        --       0.76%           --          0.76%(3)
  Legg Mason Partners
     Variable Large Cap
     Growth Portfolio --
     Class I++                  0.75%            --         0.15%        --       0.90%           --          0.90%(4)
  Legg Mason Partners
     Variable Mid Cap Core
     Portfolio --
     Class I++                  0.75%            --         0.26%        --       1.01%           --          1.01%(3)
  Legg Mason Partners
     Variable Small Cap
     Growth Portfolio --
     Class I                    0.75%            --         0.35%        --       1.10%           --          1.10%(3)
LEGG MASON PARTNERS
  VARIABLE INCOME TRUST --
  CLASS I
  Legg Mason Partners
     Variable Global High
     Yield Bond Portfolio       0.80%            --         0.41%        --       1.21%           --          1.21%(3)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio --
     Class A                    0.60%            --         0.13%        --       0.73%           --          0.73%
  BlackRock Large Cap Core
     Portfolio -- Class E       0.58%          0.15%        0.06%        --       0.79%           --          0.79%
  Lord Abbett Growth and
     Income Portfolio --
     Class B                    0.49%          0.25%        0.03%        --       0.77%           --          0.77%
  Met/AIM Capital
     Appreciation
     Portfolio --
     Class A                    0.76%            --         0.10%        --       0.86%           --          0.86%

                                           DISTRIBUTION              ACQUIRED    TOTAL    CONTRACTUAL FEE   NET TOTAL
                                              AND/OR                FUND FEES    ANNUAL    WAIVER AND/OR     ANNUAL
                             MANAGEMENT  SERVICE (12B-1)    OTHER      AND     OPERATING      EXPENSE       OPERATING
UNDERLYING FUND                  FEE           FEES       EXPENSES  EXPENSES*   EXPENSES   REIMBURSEMENT   EXPENSES**
---------------              ----------  ---------------  --------  ---------  ---------  ---------------  ----------
  MFS(R) Research
     International
     Portfolio --
     Class B                    0.70%          0.25%        0.09%        --       1.04%           --          1.04%
  Pioneer Strategic Income
     Portfolio -- Class A       0.60%            --         0.09%        --       0.69%           --          0.69%(5)
  Third Avenue Small Cap
     Value Portfolio --
     Class B                    0.73%          0.25%        0.03%        --       1.01%           --          1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+      0.70%          0.25%        0.18%        --       1.13%           --          1.13%
METROPOLITAN SERIES FUND,
  INC.
  BlackRock Aggressive
     Growth
     Portfolio -- Class D       0.71%          0.10%        0.05%        --       0.86%           --          0.86%
  BlackRock Bond Income
     Portfolio -- Class A       0.38%            --         0.06%        --       0.44%         0.01%         0.43%(6)
  BlackRock Money Market
     Portfolio -- Class A       0.33%            --         0.07%        --       0.40%         0.01%         0.39%(7)
  Capital Guardian U.S.
     Equity
     Portfolio -- Class A       0.66%            --         0.05%        --       0.71%           --          0.71%
  FI Large Cap Portfolio --
     Class A                    0.77%            --         0.07%        --       0.84%           --          0.84%
  FI Value Leaders
     Portfolio --
     Class D                    0.64%          0.10%        0.07%        --       0.81%           --          0.81%
  Jennison Growth
     Portfolio --
     Class B                    0.63%          0.25%        0.04%        --       0.92%           --          0.92%
  MFS(R) Total Return
     Portfolio --
     Class F                    0.53%          0.20%        0.05%        --       0.78%           --          0.78%
  T. Rowe Price Large Cap
     Growth Portfolio --
     Class B                    0.60%          0.25%        0.07%        --       0.92%           --          0.92%
  Western Asset Management
     U.S. Government
     Portfolio --
     Class A+                   0.49%            --         0.05%        --       0.54%           --          0.54%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE
  CLASS
  Total Return Portfolio        0.25%            --         0.58%        --       0.83%           --          0.83%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio            0.56%          0.25%        0.03%        --       0.84%           --          0.84%



* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all contracts. Availability depends on contract issue date.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.

-------------
(1)The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total annual fund operating expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement) to 0.91% of average daily net assets. The expense limitation agreement is in effect through at least April 30, 2009.
(2)The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(3)Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the funds going forward.
(4) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the funds going forward.
(5) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.

                              THE ANNUITY CONTRACT

     -----------------------------------------------------------------------

PURCHASE PAYMENTS

We have added two paragraphs at the end of this subsection:

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

THE VARIABLE FUNDING OPTIONS

The current variable funding options are listed below, along with their investment advisers and any subadviser:

                                                INVESTMENT
FUNDING OPTION          INVESTMENT OBJECTIVE    ADVISER/SUBADVISER
--------------          --------------------    ------------------
AIM VARIABLE
  INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Basic        Seeks long-term         Invesco Aim
     Balanced Fund      growth of capital       Advisors, Inc.
                        and current income.     Subadvisers: Invesco
                                                Trimark Investment
                                                Management Inc.;
                                                Invesco Global Asset
                                                Management (N.A.),
                                                Inc.; Invesco
                                                Institutional
                                                (N.A.), Inc.;
                                                Invesco Senior
                                                Secured Management,
                                                Inc.; Invesco Hong
                                                Kong Limited;
                                                Invesco Asset
                                                Management Limited;
                                                Invesco Asset
                                                Management (Japan)
                                                Limited; Invesco
                                                Asset Management
                                                Deutschland, GmbH;
                                                and Invesco
                                                Australia Limited

                                                INVESTMENT
FUNDING OPTION          INVESTMENT OBJECTIVE    ADVISER/SUBADVISER
--------------          --------------------    ------------------
ALLIANCEBERNSTEIN
  VARIABLE PRODUCTS
  SERIES FUND,
  INC. --
  CLASS B
  Global Technology     Seeks long-term         AllianceBernstein
     Portfolio          growth of capital.      L.P.
FIDELITY(R) VARIABLE
  INSURANCE
  PRODUCTS --
  SERVICE CLASS 2
  Contrafund(R)         Seeks long-term         Fidelity Management
     Portfolio          capital                 & Research Company
                        appreciation.
  Dynamic Capital       Seeks capital           Fidelity Management
     Appreciation       appreciation.           & Research Company
     Portfolio
FRANKLIN TEMPLETON
  VARIABLE
  INSURANCE
  PRODUCTS TRUST --
  CLASS 2
  Franklin Small-Mid    Seeks long-term         Franklin Advisers,
     Cap Growth         capital growth.         Inc.
     Securities Fund
  Templeton Foreign     Seeks long-term         Templeton Investment
     Securities Fund    capital growth.         Counsel, LLC
                                                Subadviser: Franklin
                                                Templeton Investment
                                                Management Limited
LEGG MASON PARTNERS
  VARIABLE EQUITY
  TRUST
  Legg Mason            Seeks capital           Legg Mason Partners
     Partners           appreciation.           Fund Advisor, LLC
     Variable                                   Subadviser:
     Aggressive                                 ClearBridge
     Growth                                     Advisors, LLC
     Portfolio --
     Class I
  Legg Mason            Seeks long-term         Legg Mason Partners
     Partners           appreciation of         Fund Advisor, LLC
     Variable           capital.                Subadviser:
     Appreciation                               ClearBridge
     Portfolio --                               Advisors, LLC
     Class I
  Legg Mason            Seeks total return      Legg Mason Partners
     Partners           (that is, a             Fund Advisor, LLC
     Variable           combination of          Subadvisers: Western
     Capital and        income and long-term    Asset Management
     Income             capital                 Company; ClearBridge
     Portfolio --       appreciation).          Advisors, LLC;
     Class I                                    Western Asset
                                                Management Company
                                                Limited
  Legg Mason            Seeks capital           Legg Mason Partners
     Partners           appreciation,           Fund Advisor, LLC
     Variable           principally through     Subadviser:
     Dividend           investments in          ClearBridge
     Strategy           dividend-paying         Advisors, LLC
     Portfolio          stocks.
  Legg Mason            Seeks investment        Legg Mason Partners
     Partners           results that, before    Fund Advisor, LLC
     Variable Equity    expenses, correspond    Subadviser:
     Index              to the price and        Batterymarch
     Portfolio --       yield performance of    Financial
     Class II           the S&P 500(R)          Management, Inc.
                        Index.
  Legg Mason            Seeks long-term         Legg Mason Partners
     Partners           capital growth.         Fund Advisor, LLC
     Variable           Current income is a     Subadviser:
     Fundamental        secondary               ClearBridge
     Value              consideration.          Advisors, LLC
     Portfolio --
     Class I
  Legg Mason            Seeks total return      Legg Mason Partners
     Partners           on assets from          Fund Advisor, LLC
     Variable           growth of capital       Subadviser: Global
     International      and income.             Currents Investment
     All Cap                                    Management, LLC
     Opportunity
     Portfolio
  Legg Mason            Seeks long-term         Legg Mason Partners
     Partners           growth of capital.      Fund Advisor, LLC
     Variable           Current income is a     Subadviser:
     Investors          secondary objective.    ClearBridge
     Portfolio --                               Advisors, LLC
     Class I

                                                INVESTMENT
FUNDING OPTION          INVESTMENT OBJECTIVE    ADVISER/SUBADVISER
--------------          --------------------    ------------------
  Legg Mason            Seeks long-term         Legg Mason Partners
     Partners           growth of capital.      Fund Advisor, LLC
     Variable Large                             Subadviser:
     Cap Growth                                 ClearBridge
     Portfolio --                               Advisors, LLC
     Class I
  Legg Mason            Seeks long-term         Legg Mason Partners
     Partners           growth of capital.      Fund Advisor, LLC
     Variable Mid                               Subadviser:
     Cap Core                                   ClearBridge
     Portfolio --                               Advisors, LLC
     Class I
  Legg Mason            Seeks long-term         Legg Mason Partners
     Partners           growth of capital.      Fund Advisor, LLC
     Variable Small                             Subadviser:
     Cap Growth                                 ClearBridge
     Portfolio --                               Advisors, LLC
     Class I
LEGG MASON PARTNERS
  VARIABLE INCOME
  TRUST --
  CLASS I
  Legg Mason            Seeks to maximize       Legg Mason Partners
     Partners           total return,           Fund Advisor, LLC
     Variable Global    consistent with the     Subadvisers: Western
     High Yield Bond    preservation of         Asset Management
     Portfolio          capital.                Company; Western
                                                Asset Management
                                                Company Limited
MET INVESTORS SERIES
  TRUST
  BlackRock High        Seeks to maximize       Met Investors
     Yield              total return,           Advisory LLC
     Portfolio --       consistent with         Subadviser:
     Class A            income generation       BlackRock Financial
                        and prudent             Management, Inc.
                        investment
                        management.
  BlackRock Large       Seeks long-term         Met Investors
     Cap Core           capital growth.         Advisory LLC
     Portfolio --                               Subadviser:
     Class E                                    BlackRock Advisors,
                                                LLC
  Lord Abbett Growth    Seeks long-term         Met Investors
     and Income         growth of capital       Advisory LLC
     Portfolio --       and income without      Subadviser: Lord,
     Class B            excessive               Abbett & Co. LLC
                        fluctuation in
                        market value.
  Met/AIM Capital       Seeks capital           Met Investors
     Appreciation       appreciation.           Advisory LLC
     Portfolio --                               Subadviser: Invesco
     Class A                                    Aim Capital
                                                Management, Inc.
  MFS(R) Research       Seeks capital           Met Investors
     International      appreciation.           Advisory LLC
     Portfolio --                               Subadviser:
     Class B                                    Massachusetts
                                                Financial Services
                                                Company
  Pioneer Strategic     Seeks a high level      Met Investors
     Income             of current income.      Advisory LLC
     Portfolio --                               Subadviser: Pioneer
     Class A                                    Investments
                                                Management, Inc.
  Third Avenue Small    Seeks long-term         Met Investors
     Cap Value          capital                 Advisory LLC
     Portfolio --       appreciation.           Subadviser: Third
     Class B                                    Avenue Management
                                                LLC
  Van Kampen Mid Cap    Seeks capital           Met Investors
     Growth             appreciation.           Advisory LLC
     Portfolio --                               Subadviser: Morgan
     Class B+                                   Stanley Investment,
                                                Inc. (d/b/a Van
                                                Kampen)
METROPOLITAN SERIES
  FUND, INC.
  BlackRock             Seeks maximum           MetLife Advisers,
     Aggressive         capital                 LLC
     Growth             appreciation.           Subadviser:
     Portfolio --                               BlackRock Advisors,
     Class D                                    LLC
  BlackRock Bond        Seeks a competitive     MetLife Advisers,
     Income             total return            LLC
     Portfolio --       primarily from          Subadviser:
     Class A            investing in fixed-     BlackRock Advisors,
                        income securities.      LLC
  BlackRock Money       Seeks a high level      MetLife Advisers,
     Market             of current income       LLC
     Portfolio --       consistent with         Subadviser:
     Class A            preservation of         BlackRock Advisors,
                        capital.                LLC

                                                INVESTMENT
FUNDING OPTION          INVESTMENT OBJECTIVE    ADVISER/SUBADVISER
--------------          --------------------    ------------------
  Capital Guardian      Seeks long-term         MetLife Advisers,
     U.S. Equity        growth of capital.      LLC
     Portfolio --                               Subadviser: Capital
     Class A                                    Guardian Trust
                                                Company
  FI Large Cap          Seeks long-term         MetLife Advisers,
     Portfolio --       growth of capital.      LLC
     Class A                                    Subadviser: Pyramis
                                                Global Advisors, LLC
  FI Value Leaders      Seeks long-term         MetLife Advisers,
     Portfolio --       growth of capital.      LLC
     Class D                                    Subadviser: Pyramis
                                                Global Advisors, LLC
  Jennison Growth       Seeks long-term         MetLife Advisers,
     Portfolio --       growth of capital.      LLC
     Class B                                    Subadviser: Jennison
                                                Associates LLC
  MFS(R) Total          Seeks a favorable       MetLife Advisers,
     Return             total return through    LLC
     Portfolio --       investment in a         Subadviser:
     Class F            diversified             Massachusetts
                        portfolio.              Financial Services
                                                Company
  T. Rowe Price         Seeks long-term         MetLife Advisers,
     Large Cap          growth of capital       LLC
     Growth             and, secondarily,       Subadviser: T. Rowe
     Portfolio --       dividend income.        Price Associates,
     Class B                                    Inc.
  Western Asset         Seeks to maximize       MetLife Advisers,
     Management U.S.    total return            LLC
     Government         consistent with         Subadviser: Western
     Portfolio --       preservation of         Asset Management
     Class A+           capital and             Company
                        maintenance of
                        liquidity.
PIMCO VARIABLE
  INSURANCE
  TRUST --
  ADMINISTRATIVE
  CLASS
  Total Return          Seeks maximum total     Pacific Investment
     Portfolio          return, consistent      Management Company
                        with preservation of    LLC
                        capital and prudent
                        investment
                        management.
VAN KAMPEN LIFE
  INVESTMENT
  TRUST --
  CLASS II
  Comstock Portfolio    Seeks capital growth    Van Kampen Asset
                        and income through      Management
                        investments in
                        equity securities,
                        including common
                        stocks, preferred
                        stocks and
                        securities
                        convertible into
                        common and preferred
                        stocks.



-------------
+ Not available under all contracts. Availability depends on contract issue date.

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Variable Funding Options were subject to a substitution. The chart below identifies the former name and new name for each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND SUBSTITUTIONS

The following new Underlying Funds were substituted for the former Underlying Funds.

     FORMER UNDERLYING FUND                   NEW UNDERLYING FUND
-----------------------------------------------------------------------------
LEGG MASON PARTNERS VARIABLE     METROPOLITAN SERIES FUND, INC.
     INCOME TRUST                     Western Asset Management U.S.
     Legg Mason Partners              Government Portfolio -
     Variable Government              Class A
     Portfolio - Class I
PUTNAM VARIABLE TRUST            MET INVESTORS SERIES TRUST
     Putnam VT Discovery Growth       Van Kampen Mid Cap Growth
     Fund - Class IB                  Portfolio - Class B
VAN KAMPEN LIFE INVESTMENT       METROPOLITAN SERIES FUND, INC.
     TRUST                            Jennison Growth Portfolio - Class B
     Strategic Growth
     Portfolio - Class II

                             CHARGES AND DEDUCTIONS

     -----------------------------------------------------------------------

WITHDRAWAL CHARGE

We have modified the first paragraph of this subsection to read as follows:

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

YEARS SINCE PURCHASE          PAYMENT MADE     WITHDRAWAL CHARGE
GREATER THAN OR EQUAL TO      BUT LESS THAN
       0 years                3 years          7%
       3 years                4 years          6%
       4 years                5 years          5%
       5 years                6 years          4%
       6 years                7 years          3%
       7+ years                                0%


ADMINISTRATIVE CHARGES

We have modified the second sentence of the first paragraph of this subsection to read:

The annual contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August.

                                    TRANSFERS

     -----------------------------------------------------------------------

DOLLAR COST AVERAGING

We have added the following sentence at the end of the last paragraph in this subsection:

If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

     -----------------------------------------------------------------------

We have modified the first sentence of the third paragraph of this section's introduction to read as follows:

We may withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution).

We have added the following paragraph to the end of this section:

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                                  DEATH BENEFIT

     -----------------------------------------------------------------------

PAYMENT OF PROCEEDS

We have modified the third paragraph in the SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER) subsection to read as follows:

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the contracts. Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

For purposes of the death benefit on the continued contract, the death benefit will be calculated the same as prior to continuation except all values used to calculate the death benefit, are reset on the date the spouse continues the contract.

                               THE ANNUITY PERIOD

     -----------------------------------------------------------------------

MATURITY DATE

We have added the following sentence to the end of the first paragraph in this subsection:

Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected.

                                OTHER INFORMATION

     -----------------------------------------------------------------------

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

We have modified the second paragraph in the subsection DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT to read as follows:

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

                            FLEXIBLE PREMIUM VARIABLE
                                ANNUITY CONTRACT
                                    issued by
                       METROPOLITAN LIFE INSURANCE COMPANY

              METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                         SUPPLEMENT DATED APRIL 30, 2007


This supplement updates certain information contained in your last prospectus dated October 20, 2006 and subsequent supplements for the Flexible Premium Variable Annuity Contract (the "Contract") offered by Metropolitan Life Insurance Company ("We", "Us", MetLife", or "the Company"). We no longer offer the Contract to new purchasers. We do continue to accept purchase payments from Contract owners. You should read and retain this supplement with your Contract.

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options are:



AIM VARIABLE INSURANCE FUNDS -- SERIES I         LEGG MASON PARTNERS VARIABLE INCOME
  AIM V.I. Basic Balanced Fund                     TRUST -- CLASS I
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES         Legg Mason Partners Variable Global High
  FUND, INC. -- CLASS B                               Yield Bond Portfolio
  AllianceBernstein Global Technology            MET INVESTORS SERIES TRUST
     Portfolio                                     BlackRock High Yield Portfolio -- Class A
FIDELITY(R) VARIABLE INSURANCE                     BlackRock Large-Cap Core Portfolio -- Class
  PRODUCTS -- SERVICE CLASS 2                         E
  VIP Contrafund(R) Portfolio                      Lord Abbett Growth and Income
  VIP Dynamic Capital Appreciation Portfolio          Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Met/AIM Capital Appreciation
  TRUST -- CLASS 2                                    Portfolio -- Class A
  Franklin Small-Mid Cap Growth Securities         MFS(R) Research International
     Fund                                             Portfolio -- Class B
  Templeton Foreign Securities Fund                Pioneer Strategic Income Portfolio -- Class
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             A
  Legg Mason Partners Variable Aggressive          Third Avenue Small Cap Value
     Growth Portfolio -- Class I                      Portfolio -- Class B
  Legg Mason Partners Variable Appreciation      METROPOLITAN SERIES FUND, INC.
     Portfolio -- Class I                          BlackRock Aggressive Growth
  Legg Mason Partners Variable Capital and            Portfolio -- Class D
     Income Portfolio -- Class I                   BlackRock Bond Income Portfolio -- Class A
  Legg Mason Partners Variable Dividend            BlackRock Money Market Portfolio -- Class A
     Strategy Portfolio                            Capital Guardian U.S. Equity
  Legg Mason Partners Variable Equity Index           Portfolio -- Class A
     Portfolio -- Class II                         FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Fundamental         FI Value Leaders Portfolio -- Class D
     Value Portfolio -- Class I                    MFS(R) Total Return Portfolio -- Class F
  Legg Mason Partners Variable International       T. Rowe Price Large Cap Growth
     All Cap Opportunity Portfolio                    Portfolio -- Class B
  Legg Mason Partners Variable Investors         PIMCO VARIABLE INSURANCE
     Portfolio -- Class I                          TRUST -- ADMINISTRATIVE CLASS
  Legg Mason Partners Variable Large Cap           Total Return Portfolio
     Growth Portfolio -- Class I                 VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
  Legg Mason Partners Variable Mid Cap Core        Comstock Portfolio
     Portfolio                                     Strategic Growth Portfolio
  Legg Mason Partners Variable Small Cap
     Growth Portfolio -- Class I



Certain Underlying Funds have been subject to a merger, substitution or other change. Please see "Additional Information Regarding Underlying Funds" for more information.

                                    GLOSSARY

--------------------------------------------------------------------------------

HOME OFFICE-- the Home Office of Metropolitan Life Insurance Company or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 990014, Hartford, CT 06199-0014. For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

                                   FEE TABLES

--------------------------------------------------------------------------------

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of the average daily net assets of the Separate Account)



Mortality and Expense Risk Charge                                                 1.25%*
Administrative Expense Charge                                                     0.15%
                                                                                  -----
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES                                             1.40%


-------

*     We are waiving the following amounts of the Mortality and Expense Risk
      Charge: 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio; an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio -- Class B; an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS Research International Portfolio -- Class B; and an amount equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity
      Portfolio -- Class A.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2006 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-497-4857.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES


                                                                       MINIMUM        MAXIMUM
                                                                     -----------    -----------


TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets,
including management fees, distribution and/or service fees (12b-
1), and other expenses)..........................................       0.38%          1.50%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)


                                                      DISTRIBUTION                  TOTAL      CONTRACTUAL FEE      NET TOTAL
                                                         AND/OR                     ANNUAL          WAIVER            ANNUAL
                                        MANAGEMENT       SERVICE        OTHER     OPERATING     AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                            FEE       (12b-1) FEES    EXPENSES     EXPENSES     REIMBURSEMENT       EXPENSES*
----------------                       ------------  --------------  ----------  -----------  -----------------  ---------------


AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Basic Balanced Fund             0.75%            --          0.40%       1.15%           0.24%          0.91%(1)
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
  SERIES FUND, INC. -- CLASS B
  AllianceBernstein Global Technology
     Portfolio                             0.75%          0.25%         0.18%       1.18%             --           1.18%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  VIP Contrafund(R) Portfolio              0.57%          0.25%         0.09%       0.91%             --           0.91%
  VIP Dynamic Capital Appreciation
     Portfolio                             0.56%          0.25%         0.24%       1.05%             --           1.05%
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST -- CLASS 2
  Franklin Small-Mid Cap Growth
     Securities Fund                       0.48%          0.25%         0.30%       1.03%           0.01%          1.02%(2)
  Templeton Foreign Securities Fund        0.63%          0.25%         0.18%       1.06%           0.03%          1.03%(3)

                                                      DISTRIBUTION                  TOTAL      CONTRACTUAL FEE      NET TOTAL
                                                         AND/OR                     ANNUAL          WAIVER            ANNUAL
                                        MANAGEMENT       SERVICE        OTHER     OPERATING     AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                            FEE       (12b-1) FEES    EXPENSES     EXPENSES     REIMBURSEMENT       EXPENSES*
----------------                       ------------  --------------  ----------  -----------  -----------------  ---------------

LEGG MASON PARTNERS VARIABLE EQUITY
  TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++                0.75%            --          0.02%       0.77%             --           0.77%
  Legg Mason Partners Variable
     Appreciation Portfolio -- Class
     I                                     0.70%            --          0.02%       0.72%             --           0.72%(4)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class I                  0.75%            --          0.08%       0.83%             --           0.83%
  Legg Mason Partners Variable
     Dividend Strategy Portfolio++         0.65%            --          0.24%       0.89%             --           0.89%
  Legg Mason Partners Variable Equity
     Index Portfolio -- Class II           0.31%          0.25%         0.03%       0.59%             --           0.59%
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I                  0.75%            --          0.02%       0.77%             --           0.77%
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio++               0.85%            --          0.09%       0.94%             --           0.94%
  Legg Mason Partners Variable
     Investors Portfolio -- Class I        0.65%            --          0.07%       0.72%             --           0.72%
  Legg Mason Partners Variable Large
     Cap Growth Portfolio -- Class
     I++                                   0.75%            --          0.04%       0.79%             --           0.79%
  Legg Mason Partners Variable Mid
     Cap Core Portfolio++                  0.75%            --          0.07%       0.82%             --           0.82%
  Legg Mason Partners Variable Small
     Cap Growth Portfolio -- Class I       0.75%            --          0.21%       0.96%             --           0.96%
LEGG MASON PARTNERS VARIABLE INCOME
  TRUST -- CLASS I
  Legg Mason Partners Variable Global
     High Yield Bond Portfolio             0.80%            --          0.18%       0.98%             --           0.98%
  Legg Mason Partners Variable
     Government Portfolio+++               0.55%            --          0.13%       0.68%             --           0.68%
MET INVESTORS SERIES TRUST(5)
  BlackRock High Yield
     Portfolio -- Class A                  0.60%            --          0.32%       0.92%             --           0.92%(6)
  BlackRock Large-Cap Core
     Portfolio -- Class E                  0.63%          0.15%         0.22%       1.00%             --           1.00%(6)(7)
  Lord Abbett Growth and Income
     Portfolio -- Class B                  0.50%          0.25%         0.03%       0.78%             --           0.78%
  Met/AIM Capital Appreciation
     Portfolio -- Class A                  0.77%            --          0.09%       0.86%             --           0.86%(6)(8)
  MFS(R) Research International
     Portfolio -- Class B                  0.72%          0.25%         0.14%       1.11%             --           1.11%
  Pioneer Strategic Income
     Portfolio -- Class A                  0.70%            --          0.12%       0.82%             --           0.82%(6)(8)
  Third Avenue Small Cap Value
     Portfolio -- Class B                  0.74%          0.25%         0.04%       1.03%             --           1.03%
METROPOLITAN SERIES FUND, INC.(9)
  BlackRock Aggressive Growth
     Portfolio -- Class D                  0.72%          0.10%         0.06%       0.88%             --           0.88%
  BlackRock Bond Income
     Portfolio -- Class A                  0.39%            --          0.07%       0.46%           0.01%          0.45%(10)
  BlackRock Money Market
     Portfolio -- Class A                  0.34%            --          0.04%       0.38%           0.01%          0.37%(11)
  Capital Guardian U.S. Equity
     Portfolio -- Class A                  0.66%            --          0.06%       0.72%             --           0.72%
  FI Large Cap Portfolio -- Class A        0.78%            --          0.06%       0.84%             --           0.84%(12)
  FI Value Leaders Portfolio -- Class
     D                                     0.64%          0.10%         0.07%       0.81%             --           0.81%
  MFS(R) Total Return
     Portfolio -- Class F                  0.53%          0.20%         0.05%       0.78%             --           0.78%(12)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B                  0.60%          0.25%         0.08%       0.93%             --           0.93%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio                   0.25%            --          0.40%       0.65%             --           0.65%
PUTNAM VARIABLE TRUST -- CLASS IB
  Putnam VT Discovery Growth Fund+         0.70%          0.25%         0.55%       1.50%             --           1.50%

                                                      DISTRIBUTION                  TOTAL      CONTRACTUAL FEE      NET TOTAL
                                                         AND/OR                     ANNUAL          WAIVER            ANNUAL
                                        MANAGEMENT       SERVICE        OTHER     OPERATING     AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                            FEE       (12b-1) FEES    EXPENSES     EXPENSES     REIMBURSEMENT       EXPENSES*
----------------                       ------------  --------------  ----------  -----------  -----------------  ---------------

VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio                       0.56%          0.25%         0.03%       0.84%             --           0.84%
  Strategic Growth Portfolio               0.70%          0.25%         0.08%       1.03%             --           1.03%


---------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all contracts. Availability depends on contract issue date.
++ Fees and expenses for this Portfolio are based on the Portfolio's fiscal year ended October 31, 2006.

---------
(1) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement) to 0.91% of average daily net assets. The expense limitation agreement is in effect through at least April 30, 2008.
(2) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year. The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).
(3) Other Expenses include 0.03% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year. The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission.
(4) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.
(5) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.
(6) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(7) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio.
(8) The Portfolio's fiscal year end has been changed from 10/31 to 12/31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(9) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(10) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.
(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(12) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000, which amount may be paid in one or more installments of at least $100 within the first twelve months after the Contract Date. You may make additional payments of at least $100 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit subsequent Purchase Payments to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are offered only through variable annuity contracts, variable life insurance policies, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical.

Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates that those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company (now MetLife Insurance Company of Connecticut) and The Travelers Life and Annuity Company (now MetLife Life and Annuity Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predated the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Contracts and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Fund attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in our affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Funds. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Underlying Fund's prospectus. (See "Fee Table -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of Variable Annuity Contracts.") The payments are deducted from the assets of the Underlying Funds and are paid to our distributor, MetLife Investors Distribution Company. These payments decrease the Underlying Fund's investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and fees. You may obtain an Underlying Fund prospectus by calling 1-800-497-4857 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current variable funding options are listed below, along with their investment advisers and any subadviser:


             FUNDING                           INVESTMENT
              OPTION                           OBJECTIVE                INVESTMENT ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Basic Balanced Fund     Seeks long-term growth of capital  A I M Advisors, Inc.
                                   and current income.
ALLIANCEBERNSTEIN VARIABLE
  PRODUCTS SERIES FUND,
  INC. -- CLASS B
  AllianceBernstein Global         Seeks long-term growth of          AllianceBernstein L.P.
     Technology Portfolio          capital.
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  VIP Contrafund(R) Portfolio      Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company
  VIP Dynamic Capital              Seeks capital appreciation.        Fidelity Management & Research
     Appreciation Portfolio                                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Small-Mid Cap Growth    Seeks long-term capital growth.    Franklin Advisers, Inc.
     Securities Fund
  Templeton Foreign Securities     Seeks long-term capital growth.    Templeton Investment Counsel, LLC
     Fund                                                             Subadviser: Franklin Templeton
                                                                      Investment Management Limited
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable     Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
     Aggressive Growth                                                LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
     Appreciation                  capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Capital and  Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
     Income Portfolio -- Class I   combination of income and long-    LLC
                                   term capital appreciation).        Subadviser:  ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company
  Legg Mason Partners Variable     Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
     Dividend Strategy Portfolio   principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT
              OPTION                           OBJECTIVE                INVESTMENT ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Legg Mason Partners Variable     Seeks investment results that,     Legg Mason Partners Fund Advisor,
     Equity Index                  before expenses, correspond to     LLC
     Portfolio -- Class II         the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500 Index.              Financial Management, Inc.
  Legg Mason Partners Variable     Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
     Fundamental Value             Current income is a secondary      LLC
     Portfolio -- Class I          consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks total return on assets from  Legg Mason Partners Fund Advisor,
     International All Cap         growth of capital and income.      LLC
     Opportunity Portfolio                                            Subadviser: Brandywine Global
                                                                      Investment Management, LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Investors Portfolio -- Class  capital. Current income is a       LLC
     I                             secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Large Cap Growth              capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Mid Cap Core Portfolio        capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long term growth of          Legg Mason Partners Fund Advisor,
     Small Cap Growth              capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST -- CLASS I
  Legg Mason Partners Variable     Seeks to maximize total return,    Legg Mason Partners Fund Advisor,
     Global High Yield Bond        consistent with the preservation   LLC
     Portfolio                     of capital.                        Subadviser: Western Asset
                                                                      Management Company
  Legg Mason Partners Variable     Seeks high current return          Legg Mason Partners Fund Advisor,
     Government Portfolio +        consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
  BlackRock High Yield             Seeks to maximize total return,    Met Investors Advisory LLC
     Portfolio -- Class A          consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
  BlackRock Large-Cap Core         Seeks long-term capital growth.    Met Investors Advisory LLC
     Portfolio -- Class E                                             Subadviser: BlackRock Advisors,
                                                                      LLC
  Lord Abbett Growth and Income    Seeks long-term growth of capital  Met Investors Advisory LLC
     Portfolio -- Class B          and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuations in the market value.  LLC
  Met/AIM Capital Appreciation     Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class A                                             Subadviser: A I M Capital
                                                                      Management, Inc.
  MFS(R) Research International    Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class B                                             Subadviser: Massachusetts
                                                                      Financial Services Company
  Pioneer Strategic Income         Seeks a high level of current      Met Investors Advisory LLC
     Portfolio -- Class A          income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.

             FUNDING                           INVESTMENT
              OPTION                           OBJECTIVE                INVESTMENT ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Third Avenue Small Cap Value     Seeks long-term capital            Met Investors Advisory LLC
     Portfolio -- Class B          appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth      Seeks maximum capital              MetLife Advisers, LLC
     Portfolio -- Class D          appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
  BlackRock Bond Income            Seeks competitive total return     MetLife Advisers, LLC
     Portfolio -- Class A          primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
  BlackRock Money Market           Seeks a high level of current      MetLife Advisers, LLC
     Portfolio -- Class A          income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
  Capital Guardian U.S. Equity     Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class A          capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
  FI Large Cap Portfolio -- Class  Seeks long-term growth of          MetLife Advisers, LLC
     A                             capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  FI Value Leaders                 Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class D          capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers, LLC
     Portfolio -- Class F          through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
  T. Rowe Price Large Cap Growth   Seeks long-term growth of capital  MetLife Advisers, LLC
     Portfolio -- Class B          and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio           Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
PUTNAM VARIABLE TRUST -- CLASS IB
  Putnam VT Discovery Growth       Seeks long-term growth of          Putnam Investment Management, LLC
     Fund+                         capital.
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio               Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
  Strategic Growth Portfolio       Seeks capital appreciation.        Van Kampen Asset Management


---------
+ Not available under all Contracts. Availability depends on Contract issue date.

ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name for each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES


                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
  INC.                                           INC.
  Legg Mason Partners Variable International   Legg Mason Partners Variable International
     All Cap Growth Portfolio                       All Cap Opportunity Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV
  Legg Mason Partners Variable Multiple        Legg Mason Partners Variable Capital and
     Discipline Portfolio -- Balanced All Cap       Income Portfolio
     Growth and Value Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Mercury Large-Cap Core Portfolio             BlackRock Large-Cap Core Portfolio


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds and/or were reorganized into a new Trust.


         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
                                                 INC.
  Legg Mason Partners Variable Premier         Legg Mason Partners Variable Aggressive
     Selections All Cap Growth                      Growth Portfolio -- Class I
     Portfolio -- (Single share class)
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV
  INC.
  Legg Mason Partners Variable Total Return    Legg Mason Partners Variable Multiple
     Portfolio                                      Discipline Portfolio -- Balanced All Cap
                                                    Growth and Value Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  INC.
  Legg Mason Partners Variable All Cap         Legg Mason Partners Variable Fundamental
     Portfolio                                      Value Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,
  INC.                                           INC.
  Legg Mason Partners Variable Large Cap       Legg Mason Partners Variable Investors
     Value Portfolio                                Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS V      LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,
                                                 INC.
  Legg Mason Partners Variable Small Cap       Legg Mason Partners Variable Small Cap Growth
     Growth Opportunities Portfolio                 Portfolio -- Class I
LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
                                                 INC.
  Legg Mason Partners Variable Growth and      Legg Mason Partners Variable Appreciation
     Income Portfolio -- Class I                    Portfolio -- Class I
METROPOLITAN SERIES FUND, INC.                 MET INVESTORS SERIES TRUST
  Western Asset Management High Yield Bond     BlackRock High Yield Portfolio
     Portfolio
LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Legg Mason Partners Variable Government      Legg Mason Partners Variable Government
     Portfolio                                      Portfolio
LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Dividend        Legg Mason Partners Variable Dividend
     Strategy Portfolio                             Strategy Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Investors       Legg Mason Partners Variable Investors
     Portfolio                                      Portfolio
  Legg Mason Partners Variable Small Cap       Legg Mason Partners Variable Small Cap Growth
     Growth Portfolio                               Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable Global High     Legg Mason Partners Variable Global High
     Yield Bond Portfolio                           Yield Bond Portfolio

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------

LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Appreciation    Legg Mason Partners Variable Appreciation
     Portfolio -- (Single share class)              Portfolio -- Class I
  Legg Mason Partners Variable Equity Index    Legg Mason Partners Variable Equity Index
     Portfolio                                      Portfolio
  Legg Mason Partners Variable Fundamental     Legg Mason Partners Variable Fundamental
     Value Portfolio                                Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Aggressive      Legg Mason Partners Variable Aggressive
     Growth Portfolio                               Growth Portfolio
  Legg Mason Partners Variable International   Legg Mason Partners Variable International
     All Cap Opportunity Portfolio                  All Cap Opportunity Portfolio
  Legg Mason Partners Variable Large Cap       Legg Mason Partners Variable Large Cap Growth
     Growth Portfolio                               Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable Mid Cap Core    Legg Mason Partners Variable Mid Cap Core
     Portfolio                                      Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Capital and     Legg Mason Partners Variable Capital and
     Income Portfolio                               Income Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -- Class  BlackRock Large-Cap Core Portfolio -- Class E
     A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


AIM VARIABLE INSURANCE FUNDS                   METROPOLITAN SERIES FUND, INC.
  AIM V.I. Core Equity Fund -- Series I        Capital Guardian U.S. Equity
                                                    Portfolio -- Class A
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT International Equity Fund          MFS(R) Research International Portfolio
  Putnam VT Small Cap Value Fund               Third Avenue Small Cap Value Portfolio


UNDERLYING FUND SHARE CLASS EXCHANGE
The following former Underlying Fund share class was exchanged into the new Underlying Fund share class.


      FORMER UNDERLYING FUND SHARE CLASS              NEW UNDERLYING FUND SHARE CLASS
---------------------------------------------  ---------------------------------------------


MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -- Class  BlackRock Large-Cap Core Portfolio -- Class E
     A

                                    TRANSFERS

--------------------------------------------------------------------------------

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, (i.e., the AllianceBernstein Global Technology Portfolio, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global High Yield Bond Portfolio, Legg Mason Partners Variable International All Cap Opportunity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Pioneer Strategic Income Portfolio, BlackRock High Yield Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio and Third Avenue Small Cap Value Portfolio -- the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

          - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

          - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract.

Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide the Underlying Fund promptly upon request, certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, outstanding loans, and any premium tax not previously deducted. Unless you submit a written request specifying the fixed or Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 591/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

                       FLEXIBLE PREMIUM VARIABLE ANNUITY
                                   ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY
             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I

This prospectus describes the flexible premium deferred variable annuity contract (the "Contract") issued by Metropolitan Life Insurance Company ("We", "Us", "MetLife", or the "Company"). The Contracts formerly issued by First Citicorp Life Insurance Company ("First Citicorp") have become Contracts of MetLife as a result of the merger of First Citicorp with and into MetLife, with MetLife as the surviving company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to Contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options are:

AIM VARIABLE INSURANCE FUNDS (SERIES I)
 AIM V.I. Basic Balanced Fund+
 AIM V.I. Core Equity Fund+

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC. (CLASS B)
 AllianceBernstein Global Technology Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)
 Franklin Small-Mid Cap Growth Securities Fund
 Templeton Foreign Securities Fund

LEGG MASON PARTNERS INVESTMENT SERIES+
 Legg Mason Partners Variable Dividend Strategy Portfolio+
 Legg Mason Partners Variable Growth and Income Portfolio+
 Legg Mason Partners Variable Premier Selections All Cap
   Growth Portfolio+

LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC. (CLASS I)+
 Legg Mason Partners Variable All Cap Portfolio+
 Legg Mason Partners Variable Global High Yield Bond Portfolio+
 Legg Mason Partners Variable Investors Portfolio+
 Legg Mason Partners Variable Total Return Portfolio+

LEGG MASON PARTNERS VARIABLE PORTFOLIOS II+
 Legg Mason Partners Variable Appreciation Portfolio+
 Legg Mason Partners Variable Equity Index Portfolio -- Class II+
 Legg Mason Partners Variable Fundamental Value Portfolio+

LEGG MASON PARTNERS VARIABLE PORTFOLIOS III, INC.+
 Legg Mason Partners Variable Aggressive Growth Portfolio+
 Legg Mason Partners Variable International All Cap Growth Portfolio+ Legg Mason Partners Variable Large Cap Growth Portfolio+
 Legg Mason Partners Variable Large Cap Value Portfolio+
 Legg Mason Partners Variable Mid Cap Core Portfolio+

LEGG MASON PARTNERS VARIABLE PORTFOLIOS V+
 Legg Mason Partners Variable Small Cap Growth
   Opportunities Portfolio+

MET INVESTORS SERIES TRUST
 BlackRock Large-Cap Core Portfolio -- Class A+
 Lord Abbett Growth and Income Portfolio -- Class B+
 Met/AIM Capital Appreciation Portfolio -- Class A+
 Pioneer Strategic Income Portfolio -- Class A+

METROPOLITAN SERIES FUND, INC.
 BlackRock Aggressive Growth Portfolio -- Class D+
 BlackRock Bond Income Portfolio -- Class A+
 BlackRock Money Market Portfolio -- Class A+
 FI Large Cap Portfolio -- Class A+
 FI Value Leaders Portfolio -- Class D+
 MFS Total Return Portfolio -- Class F+
 T. Rowe Price Large Cap Growth Portfolio -- Class B+
 Western Asset Management High Yield Bond Portfolio -- Class A+

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)
 Total Return Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)
 Putnam VT International Equity Fund
 Putnam VT Small Cap Value Fund

VAN KAMPEN LIFE INVESTMENT TRUST (CLASS II)
 Comstock Portfolio
 Strategic Growth Portfolio+

VARIABLE INSURANCE PRODUCTS FUND (SERVICE CLASS 2)
 VIP Contrafund(R) Portfolio
 VIP Dynamic Capital Appreciation Portfolio

---------------

+ This Variable Funding Option has been subject to a merger, substitution or name change. Please see "Additional Information Regarding Underlying Funds" for more information.

The Contract is not offered to new purchasers. It does continue to accept Purchase Payments from existing Contract Owners. The Contract, certain contract features and/or some of the funding options may not be available in all states. This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated October 20, 2006. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at Metropolitan Life Insurance Company, Administrative Office, P.O. Box 990014, Hartford, CT 06199-0014, call 1-800-497-4857 or access the SEC's website (http://www.sec.gov). See Appendix C for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                       PROSPECTUS DATED OCTOBER 20, 2006

                               TABLE OF CONTENTS

Glossary...................................    3
Summary....................................    5
Fee Table..................................    8
Condensed Financial Information............   12
The Annuity Contract.......................   12
  Contract Owner Inquiries.................   13
  Purchase Payments........................   13
  Accumulation Units.......................   13
  The Variable Funding Options.............   14
The Fixed Account..........................   19
Charges and Deductions.....................   19
  General..................................   19
  Withdrawal Charge........................   20
  Free Withdrawal Allowance................   20
  Administrative Charges...................   20
  Mortality and Expense Risk Charge........   21
  Variable Liquidity Benefit Charge........   21
  Variable Funding Option Expenses.........   21
  Premium Tax..............................   21
  Changes in Taxes Based Upon Premium or
     Value.................................   21
Transfers..................................   22
  Dollar Cost Averaging....................   24
Access to Your Money.......................   24
  Systematic Withdrawals...................   25
  Loans....................................   25
Ownership Provisions.......................   25
  Types of Ownership.......................   25
     Contract Owner........................   25
     Beneficiary...........................   26
     Annuitant.............................   26
Death Benefit..............................   26
  Death Proceeds before the Maturity
     Date..................................   26
  Payment of Proceeds......................   28
  Spousal Contract Continuance.............   29
  Beneficiary Contract Continuance.........   29
  Death Proceeds after the Maturity Date...   30
The Annuity Period.........................   30
  Maturity Date............................   30
  Allocation of Annuity....................   30
  Variable Annuity.........................   30
  Fixed Annuity............................   31
Payment Options............................   31
  Election of Options......................   31
  Annuity Options..........................   32
  Income Options...........................   32
  Variable Liquidity Benefit...............   32
Miscellaneous Contract Provisions..........   33
  Right to Return..........................   33
  Termination..............................   33
  Required Reports.........................   33
  Suspension of Payments...................   33
The Separate Accounts......................   33
  Performance Information..................   34
Federal Tax Considerations.................   35
  General Taxation of Annuities............   35
  Types of Contracts: Qualified and
     Non-qualified.........................   36
  Qualified Annuity Contracts..............   36
     Taxation of Qualified Annuity
       Contracts...........................   36
     Mandatory Distributions for Qualified
       Plans...............................   36
     Individual Retirement Annuities.......   37
  Non-qualified Annuity Contracts..........   38
     Diversification Requirements for
       Variable Annuities..................   39
     Ownership of the Investments..........   39
     Taxation of Death Benefit Proceeds....   40
  Other Tax Considerations.................   40
  Treatment of Charges for Optional
     Benefits..............................   40
  Penalty Tax for Premature
     Distributions.........................
  Puerto Rico Tax Considerations...........   40
  Non-Resident Aliens......................   40
Other Information..........................   41
  The Insurance Company....................   41
  Financial Statements.....................   41
  Distribution of Variable Annuity
     Contracts.............................   41
  Conformity with State and Federal Laws...   42
  Voting Rights............................   42
  Restrictions on Financial Transactions...   42
  Legal Proceedings........................   43
Appendix A: Condensed Financial Information
  for Metropolitan Life Variable Annuity
  Separate Account I.......................  A-1
Appendix B: The Fixed Account..............  B-1
Appendix C: Contents of the Statement of
  Additional Information...................  C-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of Metropolitan Life Insurance Company or any other office that we may designate for the purpose of administering this Contract.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity or income option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- Metropolitan Life Insurance Company.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- the Contract Owner.

                                    SUMMARY:
                       FLEXIBLE PREMIUM VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options. For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contribution accumulates on a tax-deferred basis and is taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contribution accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments from the Variable Funding Options and/or the Fixed Account. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options or income options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000, which amount may be paid in one or more installments of at least $100 within the first 12 months after the Contract Date. You may make additional payments of at least $100 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchase with beneficiary-directed transfer of death proceeds.

The Contract is no longer offered to new purchasers. It does continue to accept Purchase Payments from existing Contract Owners.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within twenty days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the underlying funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business on the day we receive a written request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date Anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge daily from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E at an annual rate of 1.25%. We also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 7%, decreasing to 0% in years seven and later.

During the annuity period, if you have elected the Variable Liquidity Benefit, a charge of up to 7% of the amount withdrawn will be assessed. (See Variable Liquidity Benefit.)

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving annuity payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes and/or a penalty tax on taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) due proof of death and
(2) written payment instructions. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A to this prospectus provides more information about Accumulation Unit Values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn, and withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(s) may elect to continue his/her portion of the Contract rather than have the death benefit paid to the beneficiary.

                                   FEE TABLE
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

    WITHDRAWAL CHARGE...........................  7%(1)
    (as a percentage of the Purchase Payments withdrawn)
    VARIABLE LIQUIDITY BENEFIT CHARGE...........  7%(2)
    (As a percentage of the present value of the remaining Annuity Payments that are surrendered. The interest rate used to calculate this present value is 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments.)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

    ANNUAL CONTRACT ADMINISTRATIVE CHARGE.......  $30

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of the average daily net assets of the Separate Account)

    Mortality and Expense Risk Charge..........................  1.25%
    Administrative Expense Charge..............................  0.15%
                                                                 -----
      Total Annual Separate Account Charges....................  1.40%

---------------------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE          WITHDRAWAL CHARGE
--------------------------------------------    -----------------
GREATER THAN OR EQUAL TO       BUT LESS THAN
    0 years                       3 years              7%
    3 years                       4 years              6%
    4 years                       5 years              5%
    5 years                       6 years              4%
    6 years                       7 years              3%
    7+ years                                           0%

(2) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:

    YEARS SINCE INITIAL PURCHASE PAYMENT        WITHDRAWAL CHARGE
--------------------------------------------    -----------------
GREATER THAN OR EQUAL TO       BUT LESS THAN
    0 years                       3 years              7%
    3 years                       4 years              6%
    4 years                       5 years              5%
    5 years                       6 years              4%
    6 years                       7 years              3%
    7+ years                                           0%

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-497-4857.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                        MINIMUM   MAXIMUM
-------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund
assets, including management fees, distribution
and/or service fees (12b-1) fees, and other expenses.)   0.42%     1.42%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                                    DISTRIBUTION                              CONTRACTUAL FEE   NET TOTAL
                                                       AND/OR                  TOTAL ANNUAL    WAIVER AND/OR      ANNUAL
                                      MANAGEMENT   SERVICE(12B-1)    OTHER      OPERATING         EXPENSE       OPERATING
UNDERLYING FUND:                         FEE            FEES        EXPENSES     EXPENSES      REIMBURSEMENT    EXPENSES**
--------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Basic Balanced Fund --
    Series I                            0.75%         --             0.41%        1.16%           --              1.16%(1)
  AIM V.I. Core Equity Fund --
    Series I                            0.60%         --             0.27%        0.87%           --              0.87%(2)
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
  SERIES FUND, INC.
  AllianceBernstein Global
    Technology Portfolio -- Class B*    0.75%        0.25%           0.17%        1.17%           --              1.17%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS TRUST
  Franklin Small-Mid Cap Growth
    Securities Fund -- Class 2*         0.48%        0.25%           0.28%        1.01%           --              1.01%(3)
  Templeton Foreign Securities
    Fund -- Class 2*                    0.65%        0.25%           0.17%        1.07%           --              1.07%(4)
LEGG MASON PARTNERS INVESTMENT
  SERIES
  Legg Mason Partners Variable
    Dividend Strategy Portfolio++       0.65%         --             0.21%        0.86%           --              0.86%
  Legg Mason Partners Variable
    Government Portfolio -- Class
    A+++                                0.55%         --             0.10%        0.65%           --              0.65%
  Legg Mason Partners Variable
    Growth and Income Portfolio++       0.65%         --             0.13%        0.78%           --              0.78%
  Legg Mason Partners Variable
    Premier Selections All Cap
    Growth Portfolio++                  0.75%         --             0.19%        0.94%           --              0.94%
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS I, INC.
  Legg Mason Partners Variable All
    Cap Portfolio -- Class I            0.75%         --             0.07%        0.82%           --              0.82%
  Legg Mason Partners Variable
    Global High Yield Bond
    Portfolio -- Class I*               0.80%         --             0.30%        1.10%           --              1.10%(5)
  Legg Mason Partners Variable
    Investors Portfolio -- Class I      0.65%         --             0.06%        0.71%           --              0.71%
  Legg Mason Partners Variable Total
    Return Portfolio -- Class I         0.75%         --             0.18%        0.93%           --              0.93%(5)

                                                    DISTRIBUTION                              CONTRACTUAL FEE   NET TOTAL
                                                       AND/OR                  TOTAL ANNUAL    WAIVER AND/OR      ANNUAL
                                      MANAGEMENT   SERVICE(12B-1)    OTHER      OPERATING         EXPENSE       OPERATING
UNDERLYING FUND:                         FEE            FEES        EXPENSES     EXPENSES      REIMBURSEMENT    EXPENSES**
--------------------------------------------------------------------------------------------------------------------------
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS II
  Legg Mason Partners Variable
    Appreciation Portfolio              0.70%         --             0.02%        0.72%           --              0.72%
  Legg Mason Partners Variable
    Equity Index Portfolio -- Class
    II*                                 0.31%        0.25%           0.03%        0.59%           --              0.59%
  Legg Mason Partners Variable
    Fundamental Value Portfolio         0.75%         --             0.03%        0.78%           --              0.78%
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS III, INC.
  Legg Mason Partners Variable
    Aggressive Growth Portfolio++       0.75%         --             0.02%        0.77%           --              0.77%(6)
  Legg Mason Partners Variable
    International All Cap Growth
    Portfolio++                         0.85%         --             0.15%        1.00%           --              1.00%(6)
  Legg Mason Partners Variable Large
    Cap Growth Portfolio++              0.75%         --             0.04%        0.79%           --              0.79%(6)
  Legg Mason Partners Variable Large
    Cap Value Portfolio++               0.60%         --             0.05%        0.65%           --              0.65%
  Legg Mason Partners Variable Mid
    Cap Core Portfolio++                0.75%         --             0.07%        0.82%           --              0.82%
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS V
  Legg Mason Partners Variable Small
    Cap Growth Opportunities
    Portfolio                           0.75%         --             0.30%        1.05%           --              1.05%
MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core
    Portfolio -- Class A                0.78%         --             0.12%        0.90%           --              0.90%
  Lord Abbett Growth and Income
    Portfolio -- Class B*               0.50%        0.25%           0.04%        0.79%           --              0.79%(7)
  Met/AIM Capital Appreciation
    Portfolio -- Class A                0.76%         --             0.05%        0.81%           --              0.81%
  Pioneer Strategic Income
    Portfolio -- Class A                0.73%         --             0.09%        0.82%           --              0.82%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
    Portfolio -- Class D*               0.73%        0.10%           0.06%        0.89%           --              0.89%
  BlackRock Bond Income Portfolio --
    Class A                             0.40%         --             0.07%        0.47%           --              0.47%(8)
  BlackRock Money Market
    Portfolio -- Class A                0.35%         --             0.07%        0.42%           --              0.42%(9)
  FI Large Cap Portfolio -- Class A     0.80%         --             0.06%        0.86%           --              0.86%(10)
  FI Value Leaders Portfolio --
    Class D*                            0.66%        0.10%           0.07%        0.83%           --              0.83%
  MFS Total Return Portfolio --
    Class F*                            0.57%        0.20%           0.16%        0.93%           --              0.93%(11)
  T. Rowe Price Large Cap Growth
    Portfolio -- Class B*               0.60%        0.25%           0.12%        0.97%           --              0.97%(12)
  Western Asset Management High
    Yield Bond Portfolio -- Class A     0.48%         --             0.12%        0.60%           --              0.60%(10)
PIMCO VARIABLE INSURANCE TRUST
  Total Return Portfolio --
    Administrative Class*               0.25%        0.15%           0.25%        0.65%           --              0.65%
PUTNAM VARIABLE TRUST
  Putnam VT Discovery Growth
    Fund -- Class IB*+                  0.70%        0.25%           0.47%        1.42%           --              1.42%
  Putnam VT International Equity
    Fund -- Class IB*                   0.75%        0.25%           0.18%        1.18%           --              1.18%
  Putnam VT Small Cap Value
    Fund -- Class IB*                   0.76%        0.25%           0.08%        1.09%           --              1.09%

                                                    DISTRIBUTION                              CONTRACTUAL FEE   NET TOTAL
                                                       AND/OR                  TOTAL ANNUAL    WAIVER AND/OR      ANNUAL
                                      MANAGEMENT   SERVICE(12B-1)    OTHER      OPERATING         EXPENSE       OPERATING
UNDERLYING FUND:                         FEE            FEES        EXPENSES     EXPENSES      REIMBURSEMENT    EXPENSES**
--------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
  Comstock Portfolio Class II*          0.56%        0.25%           0.03%        0.84%           --              0.84%
  Strategic Growth Portfolio Class
    II*                                 0.70%        0.25%           0.07%        1.02%           --              1.02%
VARIABLE INSURANCE PRODUCTS FUND
  VIP Contrafund(R) Portfolio --
    Service Class 2*                    0.57%        0.25%           0.09%        0.91%           --              0.91%
  VIP Dynamic Capital Appreciation
    Portfolio -- Service Class 2*       0.57%        0.25%           0.36%        1.18%           --              1.18%

----------------
* The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).
** Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of the fees and expenses; (2) contractual waivers that are in effect for less than one year from the date of this prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+    Closed to new investors.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2005.

NOTES
(1) Effective July 1, 2005, the Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 0.91% of average daily nets assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and
    (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. The Fee Waiver has been restated to reflect this agreement. This limitation agreement is in effect through April 30, 2007. Effective January 1, 2005 through December 31, 2009, the advisor has contractually agreed to waive a portion of its advisory fees. The fee waiver reflects this agreement.
(2) The Fund's Total Annual Operating Expenses have been restated to reflect the Reorganization of another Fund into this Fund which occurred on May 1, 2006. Effective upon the closing of the Reorganization which occurred on May 1, 2006, the advisor for the Fund has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses of Series I shares to 0.91% of average daily net assets excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. The expense limitation agreement is in effect through April 30, 2007.
(3) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund (the Sweep Money Fund). This reduction is required by the Fund's Board of Trustees and an exemptive order by the SEC. While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Board has set the current rate at 0.25% per year.
(4) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund (the Sweep Money Fund). This reduction is required by the Fund's Board of Trustees and an exemptive order by the SEC.
(5) The management fee has been restated to reflect a new management fee schedule that became effective on October 1, 2005.
(6) The management fee in the table has been restated to reflect a new management fee schedule that became effective on November 1, 2005.
(7) The management fee in the table has been restated to reflect a new management fee schedule that became effective on January 1, 2006.
(8) Our affiliate, MetLife Advisers, LLC and the Metropolitan Series Fund, Inc. have entered into an expense agreement under which MetLife Advisers, LLC will waive, through April 30, 2007, the management fees (other than brokerage costs, interest, taxes or extraordinary expenses) payable by the Portfolio, in the following amount: 0.025% on assets in excess of $1 billion and less than $2 billion.
(9) Our affiliate, MetLife Advisers, LLC and the Metropolitan Series Fund, Inc. have entered into an expense agreement under which MetLife Advisers, LLC will waive, through April 30, 2007, the management fees (other than brokerage costs, interest, taxes or extraordinary expenses) payable by the Portfolio, in the following amount: 0.005% on the first $500 million of assets and 0.015% on the next $500 million of assets.
(10)The Portfolio's Total Annual Operating Expenses have been restated to reflect the reorganization of another Portfolio into this Portfolio which occurred as of the close of business on April 28, 2006. The expenses have also been restated to reflect contractual arrangements in effect on May 1, 2006.
(11)The management fee in the table has been restated to reflect a new management fee schedule that became effective on May 1, 2006.
(12)Our affiliate, MetLife Advisers, LLC and the Metropolitan Series Fund, Inc. have entered into an expense agreement under which MetLife Advisers, LLC will waive, through April 30, 2007, the management fees (other than brokerage costs, interest, taxes or extraordinary expenses) payable by the Portfolio, in the following amount: 0.015% on the first $50 million of assets.

EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual contract administrative charge. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

                                                IF CONTRACT IS SURRENDERED AT THE END       IF CONTRACT IS NOT SURRENDERED OR
                                                          OF PERIOD SHOWN:               ANNUITIZED AT THE END OF PERIOD SHOWN:
                                                -------------------------------------   -----------------------------------------
FUNDING OPTION                                  1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR    3 YEARS    5 YEARS    10 YEARS
--------------                                  ------   -------   -------   --------   -------   --------   --------   ---------
Underlying Fund with Maximum Total Annual
  Operating Expenses                             $887    $1,487    $1,943     $3,194     $292       $892      $1,518     $3,194
Underlying Fund with Minimum Total Annual
  Operating Expenses                             $786    $1,187    $1,442     $2,199     $191       $592      $1,017     $2,199

                        CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

See Appendix A

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

The Flexible Premium Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your contract value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your contract value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity or Income Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options, and one Fixed Account option. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is no longer offered to new purchasers. It does continue to accept Purchase Payments from existing Contract Owners.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits. You should consult with your financial adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Administrative Office at 1-800-497-4857.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000, which amount may be paid in one or more installments of at least $100 within the first twelve months after the Contract Date. You may make additional payments of at least $100 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent.

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit subsequent Purchase Payments to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the Accumulation Period. During the Accumulation Period, an Accumulation Unit is used to calculate the value of a Contract. Each funding option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment is determined by dividing the amount directed to each funding option by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each funding option each day the New York Stock Exchange is open as of the close of regular trading (generally 4:00 p.m. Eastern time). After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are offered only through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund, and Contract Owners should not compare the two.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or sub-adviser is one of our affiliates or whether the Underlying Fund, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative, marketing and other support services that would otherwise be provided by the Underlying Fund, the Underlying Fund's investment adviser, or its distributor. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When we develop a variable product in cooperation with a fund family or distributor (e.g., a "private label" product), we will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular Underlying Fund.

In certain circumstances, our ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. and Legg Mason, Inc. ("Legg Mason") relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which we can remove an Underlying Fund, which, in some cases, may differ from our selection criteria. In addition, during the term of the agreement, subject to our fiduciary and other legal duties, we are generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife, Inc. and certain affiliates of Citigroup Inc. ("Citigroup") as part of MetLife, Inc.'s acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund(s) may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or sub-adviser of an Underlying Fund, or its affiliates, may compensate us and/or certain of our affiliates for administrative or other services relating to the Underlying Funds. The amount of this compensation is not deducted from Fund assets and does not decrease the Fund's investment return. The amount of the compensation is based on a percentage of assets of the Underlying Fund attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or sub-adviser of an Underlying Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

We and/or certain of our affiliated insurance companies are joint members of our affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Funds. We may benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for information on the management fees paid by the advisers to the sub-advisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Underlying Fund's prospectus. (See "Fee Table -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of Variable Annuity Contracts.") The payments are deducted from the assets of the Underlying Funds and are paid to our distributor, MetLife Investors Distribution Company. These payments decrease the Funds' investment return.

The agreement described above between MetLife, Inc. and Legg Mason also obligates Legg Mason affiliates to continue on their current terms certain arrangements under which we receive payments in connection with our provision of administrative, marketing or other support services to the Underlying Funds advised or sub-advised by Legg Mason affiliates.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment adviser and fees. You may obtain an Underlying Fund prospectus by calling 1-800-497-4857 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current variable funding options are listed below, along with their investment advisers and any subadviser:

               UNDERLYING                                 INVESTMENT                                  INVESTMENT
                  FUND                                     OBJECTIVE                              ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Basic Balanced Fund - Series I  Seeks long-term growth of capital and       A I M Advisors, Inc.
                                           current income.
  AIM V.I. Core Equity Fund - Series I     Seeks growth of capital.                    A I M Advisors, Inc.
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
  SERIES FUND, INC.
  AllianceBernstein Global Technology      Seeks long-term growth of capital.          AllianceBernstein L.P.
    Portfolio - Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST
  Franklin Small-Mid Cap Growth            Seeks long-term capital growth.             Franklin Advisers, Inc.
    Securities Fund - Class 2
  Templeton Foreign Securities Fund -      Seeks long-term capital growth.             Templeton Investment Counsel, LLC
    Class 2                                                                            Subadviser: Franklin Templeton Investment
                                                                                       Management Limited
LEGG MASON PARTNERS INVESTMENT SERIES
  Legg Mason Partners Variable Dividend    Seeks capital appreciation, principally     ClearBridge Advisors, LLC (formerly, CAM
    Strategy Portfolio                     through investments in dividend-paying      North America, LLC)
                                           stocks.
  Legg Mason Partners Variable Government  Seeks high current return consistent with   Western Asset Management Company
    Portfolio - Class A+*                  preservation of capital.
  Legg Mason Partners Variable Growth and  Seeks reasonable growth and income.         ClearBridge Advisors, LLC (formerly, CAM
    Income Portfolio                                                                   North America, LLC)
  Legg Mason Partners Variable Premier     Seeks long-term capital growth.             ClearBridge Advisors, LLC (formerly, CAM
    Selections All Cap Growth Portfolio                                                North America, LLC)

               UNDERLYING                                 INVESTMENT                                  INVESTMENT
                  FUND                                     OBJECTIVE                              ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------------
LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  I, INC.
  Legg Mason Partners Variable All Cap     Seeks capital appreciation.                 ClearBridge Advisors, LLC (formerly, CAM
    Portfolio - Class I                                                                North America, LLC)
  Legg Mason Partners Variable Global      Seeks total return consistent with the      Western Asset Management Company
    High Yield Bond Portfolio - Class I    preservation of capital.
  Legg Mason Partners Variable Investors   Seeks long-term growth of capital.          ClearBridge Advisors, LLC (formerly, CAM
    Portfolio - Class I                    Secondarily seeks current income.           North America, LLC)
  Legg Mason Partners Variable Total       Seeks above average income (compared to a   ClearBridge Advisors, LLC (formerly, CAM
    Return Portfolio - Class I             portfolio invested entirely in equities     North America, LLC) and Western Asset
                                           securities). Secondarily seeks growth of    Management Company
                                           capital and income.
LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  II
  Legg Mason Partners Variable             Seeks long-term appreciation of capital.    ClearBridge Advisors, LLC (formerly, CAM
    Appreciation Portfolio                                                             North America, LLC)
  Legg Mason Partners Variable Equity      Seeks to provide investment results that,   Batterymarch Financial Management, Inc.
    Index Portfolio - Class II             before expenses, correspond to the price
                                           and yield performance of the S&P 500
                                           Index.
  Legg Mason Partners Variable             Seeks long-term capital growth. Current     ClearBridge Advisors, LLC (formerly, CAM
    Fundamental Value Portfolio            income is a secondary consideration.        North America, LLC)
LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  III, INC.
  Legg Mason Partners Variable Aggressive  Seeks long-term capital appreciation.       ClearBridge Advisors, LLC (formerly, CAM
    Growth Portfolio                                                                   North America, LLC)
  Legg Mason Partners Variable             Seeks total return on assets from growth    ClearBridge Advisors, LLC (formerly, CAM
    International All Cap Growth           of capital and income.                      North America, LLC)
    Portfolio
  Legg Mason Partners Variable Large Cap   Seeks long-term growth of capital with      ClearBridge Advisors, LLC (formerly, CAM
    Growth Portfolio                       current income as a secondary objective.    North America, LLC)
  Legg Mason Partners Variable Large Cap   Seeks long-term growth of capital with      ClearBridge Advisors, LLC (formerly, CAM
    Value Portfolio                        current income as a secondary objective.    North America, LLC)
  Legg Mason Partners Variable Mid Cap     Seeks long-term growth of capital.          ClearBridge Advisors, LLC (formerly, CAM
    Core Portfolio                                                                     North America, LLC)
LEGG MASON PARTNERS VARIABLE PORTFOLIOS V
  Legg Mason Partners Variable Small Cap   Seeks long-term capital growth.             ClearBridge Advisors, LLC (formerly, CAM
    Growth Opportunities Portfolio                                                     North America, LLC)
MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -     Seeks long-term capital growth.             Met Investors Advisory LLC
    Class A                                                                            Subadviser: BlackRock Advisors, LLC
  Lord Abbett Growth and Income            Seeks growth of capital and current         Met Investors Advisory LLC
    Portfolio - Class B                    income without excessive fluctuations in    Subadviser: Lord, Abbett & Co. LLC
                                           the market value.
  Met/AIM Capital Appreciation             Seeks capital appreciation.                 Met Investors Advisory LLC
    Portfolio - Class A                                                                Subadviser: AIM Capital Management, Inc.
  Pioneer Strategic Income Portfolio -     Seeks a high level of current income.       Met Investors Advisory LLC
    Class A                                                                            Subadviser: Pioneer Investment
                                                                                       Management, Inc.

               UNDERLYING                                 INVESTMENT                                  INVESTMENT
                  FUND                                     OBJECTIVE                              ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------------
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth Portfolio -  Seeks maximum capital appreciation.         MetLife Advisers, LLC
    Class D                                                                            Subadviser: BlackRock Advisors, Inc.
  BlackRock Bond Income Portfolio - Class  Seeks competitive total return primarily    MetLife Advisers, LLC
    A                                      from investing in fixed-income              Subadviser: BlackRock Advisors, Inc.
                                           securities.
  BlackRock Money Market Portfolio -       Seeks a high level of current income        MetLife Advisers, LLC
    Class A                                consistent with preservation of capital.    Subadviser: BlackRock Advisors, Inc.
  FI Large Cap Portfolio - Class A         Seeks long-term growth of capital.          MetLife Advisers, LLC
                                                                                       Subadviser: Fidelity Management &
                                                                                       Research Company
  FI Value Leaders Portfolio - Class D     Seeks long-term growth of capital.          MetLife Advisers, LLC
                                                                                       Subadviser: Fidelity Management &
                                                                                       Research Company
  MFS Total Return Portfolio - Class F     Seeks a favorable total return through      MetLife Advisers, LLC
                                           investment in a diversified portfolio.      Subadviser: Massachusetts Financial
                                                                                       Services Company
  T. Rowe Price Large Cap Growth           Seeks long-term growth of capital and,      MetLife Advisers, LLC
    Portfolio - Class B                    secondarily, dividend income.               Subadviser: T. Rowe Price Associates Inc.
  Western Asset Management High Yield      Seeks high current income.                  MetLife Advisers, LLC
    Bond Portfolio - Class A                                                           Subadviser: Western Asset Management
                                                                                       Company
PIMCO VARIABLE INSURANCE TRUST
  Total Return Portfolio - Administrative  Seeks maximum total return, consistent      Pacific Investment Management Company LLC
    Class                                  with preservation of capital and prudent
                                           investment management.
PUTNAM VARIABLE TRUST
  Putnam VT Discovery Growth Fund - Class  Seeks long-term growth of capital.          Putnam Investment Management, LLC
    IB+
  Putnam VT International Equity Fund -    Seeks capital appreciation.                 Putnam Investment Management, LLC
    Class IB
  Putnam VT Small Cap Value Fund - Class   Seeks capital appreciation.                 Putnam Investment Management, LLC
    IB
VAN KAMPEN LIFE INVESTMENT TRUST
  Comstock Portfolio Class II              Seeks capital growth and income through     Van Kampen Asset Management
                                           investments in equity securities,
                                           including common stocks, preferred stocks
                                           and securities convertible into common
                                           and preferred stocks.
  Strategic Growth Portfolio Class II      Seeks capital appreciation.                 Van Kampen Asset Management
VARIABLE INSURANCE PRODUCTS FUND
  VIP Contrafund(R) Portfolio - Service    Seeks long-term capital appreciation.       Fidelity Management & Research Company
    Class 2
  VIP Dynamic Capital Appreciation         Seeks capital appreciation.                 Fidelity Management & Research Company
    Portfolio - Service Class 2

---------------------

+  Closed to new investors.
* This closed variable funding option has been subject to a merger, substitution or name change. Please see the table below for more information.

ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Some of the Investment Portfolios listed above were subject to a merger, substitution or name change. The chart below identifies the former name and new name for each of these Investment Portfolios.

UNDERLYING FUND NAME CHANGES

                        FORMER NAME                                                      NEW NAME
---------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS                                   AIM VARIABLE INSURANCE FUNDS
---------------------------------------------------------------------------------------------------------------------------
  AIM V.I. Balanced Fund                                         AIM V.I. Basic Balanced Fund
---------------------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND                                   LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  Appreciation Portfolio                                         Legg Mason Partners Variable Appreciation Portfolio
  Equity Index Portfolio                                         Legg Mason Partners Variable Equity Index Portfolio
  Fundamental Value Portfolio                                    Legg Mason Partners Variable Fundamental Value Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC.                LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC.
  Legg Mason Partners Variable High Yield Bond Portfolio         Legg Mason Partners Variable Global High Yield Bond
                                                               Portfolio
MET INVESTORS SERIES TRUST                                     MET INVESTORS SERIES TRUST
  Mercury Large-Cap Core Portfolio                               BlackRock Large-Cap Core Portfolio
SALOMON BROTHERS VARIABLE SERIES FUNDS INC.                    LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC.
  All Cap Fund                                                   Legg Mason Partners Variable All Cap Portfolio
  Investors Fund                                                 Legg Mason Partners Variable Investors Portfolio
  Total Return Fund                                              Legg Mason Partners Variable Total Return Portfolio
SMITH BARNEY INVESTMENT SERIES                                 LEGG MASON PARTNERS VARIABLE INVESTMENT SERIES
  SB Government Portfolio                                        Legg Mason Partners Variable Government Portfolio
  Smith Barney Dividend Strategy Portfolio                       Legg Mason Partners Variable Dividend Strategy Portfolio
  Smith Barney Growth and Income Portfolio                       Legg Mason Partners Variable Growth and Income Portfolio
  Smith Barney Premier Selections All Cap Growth Portfolio       Legg Mason Partners Variable Premier Selections
                                                                   All Cap Growth Portfolio
TRAVELERS SERIES FUND, INC.                                    LEGG MASON PARTNERS VARIABLE PORTFOLIOS III, INC.
  Smith Barney Aggressive Growth Portfolio                       Legg Mason Partners Variable Aggressive Growth Portfolio
  Smith Barney International All Cap Growth Portfolio            Legg Mason Partners Variable International
                                                                   All Cap Growth Portfolio
  Smith Barney Large Cap Growth Portfolio                        Legg Mason Partners Variable Large Cap Growth Portfolio
  Smith Barney Large Cap Value Portfolio                         Legg Mason Partners Variable Large Cap Value Portfolio
  Smith Barney Mid Cap Core Portfolio                            Legg Mason Partners Variable Mid Cap Core Portfolio
VARIABLE ANNUITY PORTFOLIOS                                    LEGG MASON PARTNERS VARIABLE PORTFOLIOS V
  Smith Barney Small Cap Growth Opportunities Portfolio          Legg Mason Partners Variable
                                                                   Small Cap Growth Opportunities Portfolio
VAN KAMPEN LIFE INVESTMENT TRUST                               VAN KAMPEN LIFE INVESTMENT TRUST
---------------------------------------------------------------------------------------------------------------------------
  Emerging Growth Portfolio                                      Strategic Growth Portfolio
---------------------------------------------------------------------------------------------------------------------------

UNDERLYING FUND MERGERS/REORGANIZATIONS
The former Underlying Funds were merged with and into the new Underlying Funds.

                   FORMER UNDERLYING FUND                                          NEW UNDERLYING FUND
---------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS                                   AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Premier Equity Fund                                   AIM V.I. Core Equity Fund
THE TRAVELERS SERIES TRUST                                     MET INVESTORS SERIES TRUST
  AIM Capital Appreciation Portfolio                             MET/AIM Capital Appreciation Portfolio
  Mercury Large Cap Core Portfolio                               Mercury Large-Cap Core Portfolio
  Pioneer Strategic Income Portfolio                             Pioneer Strategic Income Portfolio
THE TRAVELERS SERIES TRUST                                     METROPOLITAN SERIES FUND, INC.
  Equity Income Portfolio                                        FI Value Leaders Portfolio
  Large Cap Portfolio                                            FI Large Cap Portfolio
  MFS Mid Cap Growth Portfolio                                   BlackRock Aggressive Growth Portfolio
  MFS Total Return Portfolio                                     MFS Total Return Portfolio
  Travelers Quality Bond Portfolio                               BlackRock Bond Income Portfolio
                                                               METROPOLITAN SERIES FUND, INC.
HIGH YIELD BOND TRUST                                            Western Asset Management High Yield Bond Portfolio
                                                               METROPOLITAN SERIES FUND, INC.
MONEY MARKET PORTFOLIO                                           BlackRock Money Market Portfolio

UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

                   FORMER UNDERLYING FUND                                          NEW UNDERLYING FUND
---------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.          MET INVESTORS SERIES TRUST
  AllianceBernstein Growth and Income Portfolio                  Lord Abbett Growth and Income Portfolio
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.          METROPOLITAN SERIES FUND, INC.
  AllianceBernstein Large Cap Growth Portfolio                   T. Rowe Price Large Cap Growth Portfolio

                               THE FIXED ACCOUNT
--------------------------------------------------------------------------------

We offer our Fixed Account as a funding option. Please see Appendix B for more information.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing and systematic withdrawal programs)

     -  administration of the annuity options available under the Contracts and

     -  the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and

     -  benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your sales agent and

     -  other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. The amount of any fee or charge is not impacted by an outstanding loan. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE          WITHDRAWAL CHARGE
--------------------------------------------    -----------------
GREATER THAN OR EQUAL TO       BUT LESS THAN
    0 years                       3 years              7%
    3 years                       4 years              6%
    4 years                       5 years              5%
    5 years                       6 years              4%
    6 years                       7 years              3%
    7+ years                                           0%

For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)   any Purchase Payment to which no withdrawal charge applies then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)   any Contract earnings.

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - upon election of a lifetime annuity payout taken after the first Contract Year or

     - due to a minimum distribution under minimum distribution rules then in effect.

FREE WITHDRAWAL ALLOWANCE

You may withdraw up to 15% of the Contract Value annually, without a withdrawal charge. (If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance, or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Note: Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge.) For the first Contract Year, the available amount is 15% of the initial Purchase Payment.

Beginning in the second Contract Year, the available free withdrawal amount is 15% of the Contract Value at the end of the previous Contract Year. We reserve the right not to permit free withdrawals on full surrenders.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual contract administrative charge and the administrative expense charge. We will deduct the annual contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will also prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a contract administrative charge from the Fixed Account or:

     (1)  from the distribution of death proceeds or

     (2)  after an annuity payout has begun or

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts we hold in the variable funding options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product, and are equal to 1.25% annually. We reserve the right to lower this charge at any time. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 7% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

 YEARS SINCE INITIAL PURCHASE PAYMENT MADE      WITHDRAWAL CHARGE
--------------------------------------------    -----------------
GREATER THAN OR EQUAL TO       BUT LESS THAN
    0 years                       3 years              7%
    3 years                       4 years              6%
    4 years                       5 years              5%
    5 years                       6 years              4%
    6 years                       7 years              3%
    7+ years                                           0%

Please refer to Payment Options for a description of this benefit.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                   TRANSFERS
--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds (i.e., the AllianceBernstein Global Technology Portfolio, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global High Yield Bond Portfolio, Legg Mason Partners Variable International All Cap Growth Portfolio, Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio, Pioneer Strategic Income Portfolio, Western Asset Management High Yield Bond Portfolio, Putnam VT International Equity Fund, and Putnam VT Small Cap Value Fund--the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract Owners and other persons with interests in the Contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to (1) enter into a written agreement with each Underlying Fund or its principal underwriter that will obligate us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that some Underlying Funds may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $100. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under either a 6 Month Program or 12 Month Program. The 6 Month Program and the 12 Month Program will generally have different credited interest rates. Under the 6 Month Program, the interest rate can accrue up to 6 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in 6 months. Under the 12 Month Program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this Program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial Program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete Program enrollment instructions within 15 days of receipt of the initial Program Purchase Payment, the entire balance in the Program will be credited with the non-Program interest rate then in effect for the Fixed Account.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payment we receive within the Program period selected to the current funding options over the remainder of that Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, outstanding loans, and any premium tax not previously deducted. Unless you submit a written request specifying the fixed or Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash

Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. There is no additional fee for electing systematic withdrawals. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

LOANS

Loans may be available under your Contract. If available, all loan provisions are described in your Contract or loan agreement.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name Joint Owners (e.g.,
------------
spouses) in a Written Request before the Contract is in effect. Joint Owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint Owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by written request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A
---------------------
Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living;

     -  the death benefit will not be payable upon the Annuitant's death;

     -  the Contingent Annuitant becomes the Annuitant; and

     -  all other rights and benefits will continue in effect.

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives due proof of death and written payment instructions or election of spousal or beneficiary contract continuance ("Death Report Date").

We must be notified of the Annuitant's death no later than six months from the date of death in order to pay the death proceeds as described under "Death Proceeds Before the Maturity Date." If we are notified more than six months after the death, we will pay death proceeds equal to the Contract Value on the Death Report Date, less any applicable premium tax and outstanding loans.

DEATH PROCEEDS BEFORE THE MATURITY DATE

WHERE THE ANNUITANT WAS YOUNGER THAN AGE 68 ON THE CONTRACT DATE: The death benefit payable will be the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax, previous withdrawals and outstanding loans:

     (1)  the Contract Value;

     (2)  the total Purchase Payments made under the Contract; or

     (3)  the Step-Up value (if any, as described below).

WHERE THE ANNUITANT WAS BETWEEN THE AGES OF 68 THROUGH 75 ON THE CONTRACT DATE:The death benefit payable will be the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax, previous withdrawals and outstanding loans:

     (1)  the Contract Value;

     (2)  the total Purchase Payments made under the Contract; or

     (3) the Step-Up value (as described below) associated with the seventh Contract Date anniversary.

WHERE THE ANNUITANT WAS AGE 76 OR OLDER ON THE CONTRACT DATE: The death benefit payable will be the Contract Value on the Death Report Date, less any applicable premium tax, previous withdrawals and any outstanding loans.

STEP-UP VALUE. We will establish the Step-Up value on the seventh Contract Date anniversary. The Step-Up Value will equal the Contract Value on that anniversary. For Contracts where the Annuitant was younger than 68 on the Contract Date, we will recalculate the Step-Up value on each anniversary until the Annuitant's 76th birthday. If the Contract Value on the anniversary is greater than the Step-Up value, the Step-Up value will be reset to equal the Contract Value on that date. If the Step-Up value is greater than the Contract Value, the Step-Up value remains unchanged. The Step-Up value will not be reduced on these anniversary recalculations, unless surrenders are made on that day. For all Contracts, each time a Purchase Payment is made we will increase the Step-Up value by the amount of the payment and, when a withdrawal is taken, we will reduce the Step-Up value by a partial surrender reduction (as described below).

The partial surrender reduction equals:

     (1) the Step-Up value immediately before the reduction for the withdrawal, multiplied by

     (2)  the amount of the withdrawal divided by

     (3)  the Contract Value immediately before the withdrawal.

For example, assume your current Contract Value is $55,000. If your current Step-Up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up value as follows:

     50,000 x (10,000/55,000) = $9,090

Your new Step-Up value would be 50,000-9,090, or $40,900.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up value as follows:

     50,000 x (10,000/30,000) = $16,666

Your new step-up value would be 50,000-16,666, or $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump-sum, or be applied to one of the settlement options available under the Contract.

                            NON-QUALIFIED CONTRACTS

---------------------------------------------------------------------------------------------------------
                                                                                              MANDATORY
 BEFORE THE MATURITY DATE,      THE COMPANY WILL PAY THE                                    PAYOUT RULES
   UPON THE DEATH OF THE              PROCEEDS TO                     UNLESS...                APPLY*
---------------------------------------------------------------------------------------------------------
 OWNER (WHO IS NOT THE        The beneficiary (ies), or if   Unless, the beneficiary             Yes
 ANNUITANT) (WITH JOINT       none, to the Contract          elects to continue the
 OWNER)                       Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------
 OWNER (WHO IS THE            The beneficiary (ies), or if   Unless, the beneficiary             Yes
 ANNUITANT) (WITH NO JOINT    none, to the Contract          elects to continue the
 OWNER)                       Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------
 NON-SPOUSAL JOINT OWNER      The surviving Joint Owner.                                         Yes
 (WHO IS NOT THE ANNUITANT)
---------------------------------------------------------------------------------------------------------
 NON-SPOUSAL JOINT OWNER      The beneficiary (ies), or if   Unless the beneficiary              Yes
 (WHO IS THE ANNUITANT)       none, to the surviving Joint   elects to continue the
                              Owner.                         Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------
 SPOUSAL JOINT OWNER (WHO IS  The surviving Joint Owner.     Unless the spouse elects to         Yes
 NOT THE ANNUITANT)                                          continue the Contract rather
                                                             than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------
 SPOUSAL JOINT OWNER (WHO IS  The beneficiary (ies), or if   Unless the spouse elects to         Yes
 THE ANNUITANT)               none, to the surviving Joint   continue the Contract rather
                              Owner.                         than receive the
                                                             distribution.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the company to pay
                                                             the beneficiary, who may
                                                             elect to continue the
                                                             Contract.
---------------------------------------------------------------------------------------------------------
 ANNUITANT (WHO IS NOT THE    The beneficiary (ies), or if   Unless, where there is no           Yes
 CONTRACT OWNER)              none, to the Contract Owner.   Contingent Annuitant, the
                              If the Contract Owner is not   beneficiary elects to
                              living, then to the            continue the Contract rather
                              surviving Joint Owner. If      than receive the
                              none, then to the Contract     distribution.
                              Owner's estate.
                                                             Or unless, there is a
                                                             Contingent Annuitant. Then,
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             Owner.
---------------------------------------------------------------------------------------------------------

                              QUALIFIED CONTRACTS

---------------------------------------------------------------------------------------------------------
                                                                                              MANDATORY
 BEFORE THE MATURITY DATE,      THE COMPANY WILL PAY THE                                    PAYOUT RULES
   UPON THE DEATH OF THE              PROCEEDS TO                     UNLESS...                APPLY*
---------------------------------------------------------------------------------------------------------
 ANNUITANT (WHO IS THE        See death of "owner who is                                         Yes
 CONTRACT OWNER)              the Annuitant" above.
---------------------------------------------------------------------------------------------------------
 OWNER/ANNUITANT              The beneficiary (ies), or if   Unless the beneficiary              Yes
                              none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------
 BENEFICIARY                  No death proceeds are                                              N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------
 CONTINGENT BENEFICIARY       No death proceeds are                                              N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------

---------------------

* Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun, the 5 year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER): Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES):
If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(s) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump-sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract as a Contract Owner, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -  transfer ownership

     -  make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. All other fees and charges applicable to the original Contract will also apply to the continued Contract. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments (Annuity Payments). You can choose the month and the year in which those payments begin (Maturity Date). You can also choose among income payouts (annuity or income options) or elect a lump-sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity or income payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor. Income options are for a fixed period or amount. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states.

You may choose to annuitize at any time after the first contract anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90th birthday or ten years after the effective date of the Contract, if later.

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the Accumulation Period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See Transfers.)

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding option by the corresponding accumulation unit value as of 14 days before the date Annuity Payments begin. We use an annuity unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the cash surrender value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the contract tables (or, if they would produce a larger payment, the tables then in effect on the Maturity Date) by the number of thousands of dollars of Contract Value you apply to that annuity option. The contract tables factor in an assumed daily net investment factor of 3.0%. We call this your Net Investment Rate. Your Net Investment Rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Life Annuity Tables in effect on the Maturity Date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity or income option selection any time up to the Maturity Date. Once Annuity or income Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly annuity or income payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See Annuity Options.)

The minimum amount that can be placed under an annuity or income option will be $1,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the cash surrender value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Other Annuity Options. The Company will make any other arrangements for Annuity Payments as may be mutually agreed upon.

INCOME OPTIONS

Instead of one of the annuity options described above, and subject to the conditions described under "Election of Options," all or part of the Contract's Cash Surrender Value (or, if required by state law, Contract Value) may be paid under one or more of the following income options, provided that they are consistent with federal tax law qualification requirements. Payments under the income options may be elected on a monthly, quarterly, semiannual or annual basis:

Option 1 -- Payments of a Fixed Amount. We will make equal payments of the amount elected until the Cash Surrender Value applied under this option has been exhausted. We will pay the first payment and all later payments from each funding option or the Fixed Account in proportion to the Cash Surrender Value attributable to each funding option and/or Fixed Account. The final payment will include any amount insufficient to make another full payment.

Option 2 -- Payments for a Fixed Period without Life Contingency. We will make payments for the period selected. The amount of each payment will be equal to the remaining Cash Surrender Value applied under this option divided by the number of remaining payments.

Option 3 -- Other Income Options. We will make any other arrangements for income options as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the variable annuity option "Payments for a Fixed Period without Life Contingency".

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the

Assumed (Daily) Net Investment Factor used to calculate the annuity payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any contract charges and premium taxes you paid (but not any fees and charges the underlying fund assessed) within twenty days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a written request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $1,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay the Contract Value.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. Payments from the Fixed Account may be delayed up to 6 months.

                             THE SEPARATE ACCOUNTS
--------------------------------------------------------------------------------

Metropolitan Life Insurance Company sponsors the Metropolitan Life Variable Annuity Separate Account I (the "Separate Account"). The Separate Account was established by First Citicorp as a separate investment account on July 6, 1994, under the laws of New York. The Separate Account became a separate account of

MetLife, subject to New York law, pursuant to the merger of First Citicorp with and into MetLife. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a "separate account" under federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account or the Company by the SEC. The Separate Account may be used to support other variable insurance contracts we issue.

We hold the assets of Metropolitan Life Variable Annuity Separate Account I for the exclusive and separate benefit of the owners of the Separate Account, according to the laws of New York. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. We have the right to transfer to the General Account any assets of the Separate Account that are in excess of reserves and other contract liabilities. Excess assets may include, without limitation, amounts representing fees and charges incurred, but not yet deducted from the Separate Account. Moreover, the charges that are deducted include only those that have already been earned and not those due a future date or those contingent upon future events. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts, and in some instances, to certain retirement plans.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity Contract Owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity Separate Accounts, the variable annuity Contract Owners would not bear any of the related expenses, but variable annuity Contract Owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Fund Option. In those cases, we can create "hypothetical historical performance" of a Variable Fund Option. These figures show the performance that the Variable Fund Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of Contract, Qualified or Non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%, respectively. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including
IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.) continue to be taxed as ordinary income (top rate of 35%).

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisors and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require the Company to deduct the tax from your Contract or from any applicable payment and pay it directly to the IRS.

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

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any tax-qualified employee pension or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax sheltered annuities established by public school systems or certain tax exempt organizations under Code Section 403(b), corporate-sponsored pension, retirement savings and profit sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of such distributions, including the amount attributable to Purchase Payments, whether paid in the form of lump-sum withdrawals or Annuity Payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or Contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

HURRICANE RELIEF

LOANS. Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma, whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your tax advisor to determine if hurricane relief is available to your particular situation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH:

Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within 5 years from the date of death or minimum distributions may be

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

taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Earnings Preservation Benefit, as well as all living benefits such as GMIB and GMWB) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 457 AS WELL AS IRA OWNERS:

While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, the permissible contribution limit for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002-2004, $4,000 for calendar years 2005-2007, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $42,000 or 100% of pay for each participant in 2005 ($44,000 for 2006).

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other

IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified.

As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal (distribution made prior to the Maturity Date), or as periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -  A non-taxable return of your Purchase Payment; and

     -  A taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payment. However, it is possible that the IRS could conclude that the taxable portion of income payments under a non-qualified annuity contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payment equals your Purchase Payment, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for Federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for Contracts issued after April 22, 1987, if you transfer the Contract to another person or entity without adequate consideration, all deferred increases in value will be includable in your income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution will generally be taxed as first coming from earnings, (income in the Contract), and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.)

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

Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a guaranteed minimum withdrawal benefit. Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a guaranteed minimum withdrawal benefit.

PARTIAL ANNUITIZATION (IF AVAILABLE UNDER YOUR CONTRACT): At the present time, the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is converted to income payments. Currently, we will treat the application of less than your entire Contract Value under a non-qualified annuity as a pay-out option (i.e., taking Annuity Payments) as a taxable withdrawal for federal income tax purposes, which may also be subject to the 10% penalty tax if you are under age 59 1/2. We will treat the remaining amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under the rules for variable income annuities. Consult your tax adviser prior to partially annuitizing your Contract.

We will determine such excludible amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e., by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludible amount is different from our computation.

The tax law treats all non-qualified annuity contracts issued after October 21, 1988 by the same company (or its affiliates) to the same owner during any one calendar year as one annuity. This may cause a greater portion of your withdrawals from the Contract to be treated as income than would otherwise be the case. Although the law is not clear, the aggregation rule may adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time.

Code Section 72(s) requires that non-qualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity Contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for Federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all Contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

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

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANIES

METROPOLITAN LIFE INSURANCE COMPANY is a stock life insurance company formed under the laws of the state of New York in 1868; its main office is located at 200 Park Avenue, New York, New York 10166. It is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. Through its subsidiaries and affiliates, MetLife, Inc. is a leading provider of insurance and other financial services to individual and institutional customers. Obligations to Owners and Beneficiaries that arise under the Contracts are obligations of MetLife.

Before October 20, 2006, all Contracts were issued by First Citicorp, a stock life insurance company incorporated under the laws of New York in 1978. On October 20, 2006, First Citicorp, an indirect wholly-owned subsidiary of MetLife, Inc., merged with and into MetLife. Upon consummation of the merger, First Citicorp's separate corporate existence ceased by operation of law, and MetLife assumed legal ownership of all of the assets of First Citicorp, including the Separate Account and its assets. As a result of the merger, MetLife also has become responsible for all of First Citicorp's liabilities and obligations, including those created under Contracts initially issued by First Citicorp and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of MetLife, and each Owner thereof has become a contract holder of MetLife.

FINANCIAL STATEMENTS

The financial statements for the Company and the Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. Metropolitan Life Insurance Company (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contract to new purchasers, but it continues to accept Purchase Payments from existing Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

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

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.5% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.5% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with Citicorp Investment Services, Inc. ("CIS"), the only broker-dealer firm that is authorized by the Company and MLIDC to offer the Contracts. CIS is a subsidiary of Citibank, N.A. Registered representatives of CIS, who are properly licensed and appointed, may offer the Contract to customers. See the Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT for a list of the broker-dealer firms that received such compensation during 2005, as well as the range of additional compensation paid.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX A
                        CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
                     ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information.

                      SEPARATE ACCOUNT CHARGES 1.40% (CE)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  High Yield Bond Trust (7/99)                         2005       1.499           1.498            526,852
                                                       2004       1.398           1.499            580,581
                                                       2003       1.098           1.398            663,301
                                                       2002       1.064           1.098            701,831
                                                       2001       0.985           1.064            933,279
                                                       2000       0.990           0.985            797,443
                                                       1999       1.000           0.990            229,711
  Money Market Portfolio (7/99)                        2005       1.083           1.099            813,491
                                                       2004       1.087           1.083          1,069,782
                                                       2003       1.094           1.087          1,573,792
                                                       2002       1.094           1.094          3,006,951
                                                       2001       1.070           1.094          3,340,414
                                                       2000       1.020           1.070          1,806,081
                                                       1999       1.000           1.020            325,542
AIM Variable Insurance Funds
  AIM V.I. Basic Balanced Fund - Series I (10/01)      2005       0.914           0.949             17,060
                                                       2004       0.862           0.914             14,658
                                                       2003       0.752           0.862              8,661
                                                       2002       0.920           0.752              7,557
                                                       2001       1.000           0.920              3,806
  AIM V.I. Premier Equity Fund - Series I (5/00)       2005       0.618           0.644          2,219,154
                                                       2004       0.592           0.618          2,838,694
                                                       2003       0.480           0.592          3,280,257
                                                       2002       0.698           0.480          3,830,466
                                                       2001       0.810           0.698          5,229,207
                                                       2000       1.000           0.810          5,190,175
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Global Technology Portfolio -
     Class B (5/00)                                    2005       0.402           0.411          2,420,708
                                                       2004       0.388           0.402          2,929,209
                                                       2003       0.274           0.388          3,137,903
                                                       2002       0.477           0.274          3,553,041
                                                       2001       0.649           0.477          4,367,933
                                                       2000       1.000           0.649          4,555,999

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  AllianceBernstein Growth and Income Portfolio -
     Class B (7/01)                                    2005       1.024           1.056            178,880
                                                       2004       0.933           1.024            160,700
                                                       2003       0.716           0.933             99,615
                                                       2002       0.934           0.716             91,434
                                                       2001       1.000           0.934              7,817
  AllianceBernstein Large-Cap Growth Portfolio -
     Class B (12/01)                                   2005       0.770           0.872            166,898
                                                       2004       0.721           0.770              7,327
                                                       2003       0.593           0.721              7,327
                                                       2002       0.869           0.593              7,327
                                                       2001       1.000           0.869              2,426
Franklin Templeton Variable Insurance Products Trust
  Franklin Small-Mid Cap Growth Securities Fund -
     Class 2 Shares (6/99)                             2005       1.156           1.195          1,376,644
                                                       2004       1.052           1.156          1,678,015
                                                       2003       0.777           1.052          1,804,874
                                                       2002       1.105           0.777          2,006,594
                                                       2001       1.323           1.105          2,355,368
                                                       2000       1.606           1.323          2,559,721
                                                       1999       1.000           1.606            610,331
  Templeton Foreign Securities Fund -
     Class 2 Shares (6/99)                             2005       1.128           1.225          3,336,657
                                                       2004       0.965           1.128          3,463,450
                                                       2003       0.740           0.965          3,584,444
                                                       2002       0.921           0.740          4,191,795
                                                       2001       1.113           0.921          5,705,291
                                                       2000       1.155           1.113          6,380,305
                                                       1999       1.000           1.155          1,695,047
Greenwich Street Series Fund
  Appreciation Portfolio (4/01)                        2005       1.065           1.095            973,513
                                                       2004       0.992           1.065            967,993
                                                       2003       0.808           0.992            855,682
                                                       2002       0.993           0.808            782,627
                                                       2001       1.000           0.993            611,988
  Equity Index Portfolio - Class II Shares (9/99)      2005       2.889           2.969          1,169,132
                                                       2004       2.657           2.889          1,512,016
                                                       2003       2.109           2.657          1,674,934
                                                       2002       2.756           2.109          1,942,355
                                                       2001       3.189           2.756          2,369,636
                                                       2000       3.566           3.189          2,314,812
                                                       1999       1.000           3.566            653,332

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  Fundamental Value Portfolio (5/01)                   2005       1.049           1.084            792,624
                                                       2004       0.983           1.049            793,655
                                                       2003       0.719           0.983            607,296
                                                       2002       0.927           0.719            371,930
                                                       2001       1.000           0.927            287,160
PIMCO Variable Insurance Trust
  Total Return Portfolio - Administrative Class
     (5/01)                                            2005       1.216           1.228          1,368,415
                                                       2004       1.175           1.216          1,417,386
                                                       2003       1.135           1.175          1,353,478
                                                       2002       1.055           1.135          1,297,327
                                                       2001       1.000           1.055            102,543
Putnam Variable Trust
  Putnam VT Discovery Growth Fund -
     Class IB Shares (4/01)                            2005       0.787           0.832                 --
                                                       2004       0.742           0.787                 --
                                                       2003       0.570           0.742                 --
                                                       2002       0.821           0.570                 --
                                                       2001       1.000           0.821                 --
  Putnam VT International Equity Fund -
     Class IB Shares (3/02)                            2005       1.018           1.126             69,189
                                                       2004       0.888           1.018             40,053
                                                       2003       0.701           0.888             34,786
                                                       2002       0.863           0.701             31,770
                                                       2001       1.000           0.863                 --
  Putnam VT Small Cap Value Fund -
     Class IB Shares (5/01)                            2005       1.630           1.721            141,956
                                                       2004       1.310           1.630            112,965
                                                       2003       0.888           1.310            105,996
                                                       2002       1.101           0.888             98,107
                                                       2001       1.000           1.101             26,300
Salomon Brothers Variable Series Funds Inc.
  All Cap Fund - Class I (6/99)                        2005       1.408           1.444          6,123,647
                                                       2004       1.318           1.408          7,136,970
                                                       2003       0.961           1.318          7,582,500
                                                       2002       1.301           0.961          8,704,358
                                                       2001       1.295           1.301         10,639,024
                                                       2000       1.110           1.295         10,999,748
                                                       1999       1.000           1.110          5,371,395

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  High Yield Bond Fund - Class I (6/99)                2005       1.489           1.525            781,828
                                                       2004       1.360           1.489            949,597
                                                       2003       1.110           1.360            986,566
                                                       2002       1.049           1.110          1,221,088
                                                       2001       1.012           1.049          1,403,990
                                                       2000       1.026           1.012          1,439,268
                                                       1999       1.000           1.026            720,018
  Investors Fund - Class I (6/99)                      2005       1.173           1.233          5,430,497
                                                       2004       1.078           1.173          6,400,192
                                                       2003       0.826           1.078          6,761,800
                                                       2002       1.089           0.826          7,617,928
                                                       2001       1.152           1.089          9,331,074
                                                       2000       1.014           1.152         10,218,846
                                                       1999       1.000           1.014          5,822,883
  Total Return Fund - Class I (6/99)                   2005       1.144           1.165          1,833,335
                                                       2004       1.067           1.144          2,226,980
                                                       2003       0.933           1.067          2,485,696
                                                       2002       1.016           0.933          2,825,528
                                                       2001       1.039           1.016          3,546,592
                                                       2000       0.976           1.039          4,159,513
                                                       1999       1.000           0.976          2,312,186
Smith Barney Investment Series
  SB Government Portfolio - Class A (10/99)            2005       1.246           1.247            784,847
                                                       2004       1.226           1.246            902,486
                                                       2003       1.234           1.226            989,320
                                                       2002       1.160           1.234          1,239,662
                                                       2001       1.111           1.160          1,413,099
                                                       2000       0.988           1.111          1,057,208
                                                       1999       1.000           0.988            118,579
  Smith Barney Dividend Strategy Portfolio (9/99)      2005       0.844           0.830          1,555,928
                                                       2004       0.828           0.844          2,050,824
                                                       2003       0.680           0.828          2,203,344
                                                       2002       0.932           0.680          2,554,011
                                                       2001       1.105           0.932          3,095,027
                                                       2000       1.182           1.105          3,398,851
                                                       1999       1.000           1.182          1,085,790
  Smith Barney Growth and Income Portfolio (9/99)      2005       0.918           0.940            878,640
                                                       2004       0.860           0.918            982,573
                                                       2003       0.670           0.860          1,090,231
                                                       2002       0.873           0.670          1,228,726
                                                       2001       0.992           0.873          1,719,868
                                                       2000       1.082           0.992          1,668,141
                                                       1999       1.000           1.082            481,693

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  Smith Barney Premier Selections All Cap Growth
     Portfolio (9/99)                                  2005       1.135           1.190          1,000,880
                                                       2004       1.119           1.135          1,160,073
                                                       2003       0.845           1.119          1,223,936
                                                       2002       1.171           0.845          1,443,689
                                                       2001       1.383           1.171          1,757,255
                                                       2000       1.190           1.383          1,737,712
                                                       1999       1.000           1.190            395,923
  The Travelers Series Trust AIM Capital Appreciation
     Portfolio (6/99)                                  2005       0.931           0.998          5,067,274
                                                       2004       0.886           0.931          6,451,430
                                                       2003       0.695           0.886          7,049,926
                                                       2002       0.926           0.695          8,003,784
                                                       2001       1.232           0.926         10,399,299
                                                       2000       1.394           1.232         11,053,797
                                                       1999       1.000           1.394          3,443,559
  Equity Income Portfolio (5/00)                       2005       1.193           1.229            990,418
                                                       2004       1.101           1.193          1,046,834
                                                       2003       0.851           1.101            863,508
                                                       2002       1.003           0.851            793,721
                                                       2001       1.089           1.003          1,019,162
                                                       2000       1.000           1.089            865,435
  Large Cap Portfolio (6/99)                           2005       0.828           0.888          8,495,201
                                                       2004       0.788           0.828         10,191,545
                                                       2003       0.641           0.788         11,401,876
                                                       2002       0.842           0.641         12,856,211
                                                       2001       1.033           0.842         15,963,286
                                                       2000       1.225           1.033         18,080,222
                                                       1999       1.000           1.225          8,172,389
  Mercury Large Cap Core Portfolio (6/99)              2005       0.866           0.956          2,751,000
                                                       2004       0.757           0.866          3,483,457
                                                       2003       0.634           0.757          4,020,096
                                                       2002       0.859           0.634          4,534,604
                                                       2001       1.123           0.859          5,463,759
                                                       2000       1.206           1.123          6,108,726
                                                       1999       1.000           1.206          3,145,553
  MFS Emerging Growth Portfolio (5/00)                 2005       0.468           0.454                 --
                                                       2004       0.421           0.468          2,055,005
                                                       2003       0.330           0.421          2,227,491
                                                       2002       0.510           0.330          2,716,700
                                                       2001       0.810           0.510          3,004,546
                                                       2000       1.000           0.810          3,090,800

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  MFS Mid Cap Growth Portfolio (6/99)                  2005       0.978           0.994          3,878,789
                                                       2004       0.869           0.978          3,871,946
                                                       2003       0.643           0.869          4,177,838
                                                       2002       1.275           0.643          4,610,050
                                                       2001       1.694           1.275          5,758,372
                                                       2000       1.570           1.694          6,070,239
                                                       1999       1.000           1.570          1,542,218
  MFS Total Return Portfolio (6/99)                    2005       1.321           1.341          5,190,799
                                                       2004       1.202           1.321          5,772,962
                                                       2003       1.046           1.202          5,800,484
                                                       2002       1.119           1.046          6,556,444
                                                       2001       1.135           1.119          7,478,380
                                                       2000       0.987           1.135          7,961,933
                                                       1999       1.000           0.987          4,154,043
  Pioneer Strategic Income Portfolio (6/99)            2005       1.370           1.401            769,895
                                                       2004       1.253           1.370            856,083
                                                       2003       1.063           1.253            933,064
                                                       2002       1.018           1.063          1,195,441
                                                       2001       0.990           1.018          1,343,207
                                                       2000       1.008           0.990          1,406,014
                                                       1999       1.000           1.008            976,461
  Travelers Quality Bond Portfolio (6/99)              2005       1.257           1.260          2,927,077
                                                       2004       1.234           1.257          3,521,075
                                                       2003       1.170           1.234          4,244,612
                                                       2002       1.122           1.170          4,551,803
                                                       2001       1.062           1.122          4,803,284
                                                       2000       1.006           1.062          3,868,936
                                                       1999       1.000           1.006          1,879,153
Travelers Series Fund Inc.
  Smith Barney Aggressive Growth Portfolio (5/01)      2005       0.996           1.096          1,374,589
                                                       2004       0.918           0.996          1,428,547
                                                       2003       0.692           0.918          1,258,492
                                                       2002       1.042           0.692          1,107,937
                                                       2001       1.000           1.042            594,585
  Smith Barney International All Cap Growth
     Portfolio (1/00)                                  2005       0.845           0.931             55,292
                                                       2004       0.727           0.845             39,465
                                                       2003       0.578           0.727             32,427
                                                       2002       0.789           0.578                 --
                                                       2001       1.000           0.789                 --

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  Smith Barney Large Cap Value Portfolio (11/01)       2005       0.926           0.972            173,483
                                                       2004       0.849           0.926            115,685
                                                       2003       0.674           0.849            100,041
                                                       2002       0.917           0.674             83,625
                                                       2001       1.000           0.917             79,903
  Smith Barney Large Capitalization Growth
     Portfolio (6/02)                                  2005       0.986           1.023            192,079
                                                       2004       0.996           0.986            156,206
                                                       2003       0.684           0.996            126,606
                                                       2002       0.923           0.684             21,357
                                                       2001       1.000           0.923                 --
  Smith Barney Mid Cap Core Portfolio (5/01)           2005       1.050           1.121            370,002
                                                       2004       0.964           1.050            310,848
                                                       2003       0.754           0.964            331,586
                                                       2002       0.945           0.754            371,898
                                                       2001       1.000           0.945             87,535
Van Kampen Life Investment Trust
  Comstock Portfolio - Class II Shares (5/01)          2005       1.094           1.123            374,371
                                                       2004       0.944           1.094            266,224
                                                       2003       0.732           0.944            268,726
                                                       2002       0.922           0.732            212,379
                                                       2001       1.000           0.922             31,711
  Emerging Growth Portfolio - Class II Shares (3/02)   2005       0.720           0.764             73,924
                                                       2004       0.684           0.720             18,511
                                                       2003       0.546           0.684             18,511
                                                       2002       0.822           0.546             13,851
                                                       2001       1.000           0.822                 --
Variable Annuity Portfolios
  Smith Barney Small Cap Growth Opportunities
     Portfolio (6/99)                                  2005       1.504           1.556            866,087
                                                       2004       1.320           1.504          1,007,273
                                                       2003       0.943           1.320          1,075,068
                                                       2002       1.286           0.943          1,271,611
                                                       2001       1.556           1.286          1,687,182
                                                       2000       1.448           1.556            523,976
                                                       1999       1.000           1.448            114,352
Variable Insurance Products Fund
  Contrafund(R) Portfolio - Service Class 2 (5/00)     2005       1.033           1.188          1,950,805
                                                       2004       0.910           1.033          1,642,990
                                                       2003       0.720           0.910          1,546,685
                                                       2002       0.807           0.720          1,504,764
                                                       2001       0.935           0.807          1,714,241
                                                       2000       1.000           0.935          1,779,892

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  Dynamic Capital Appreciation Portfolio - Service
     Class 2 (1/00)                                    2005       0.969           1.154             30,088
                                                       2004       0.971           0.969             20,062
                                                       2003       0.788           0.971              8,146
                                                       2002       0.864           0.788                 --
                                                       2001       1.000           0.864                 --

                                     NOTES

The date next to each funding option's name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amount allocated to them or were not available as of December 31, 2005.

"Number of Units Outstanding at End of Year" may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Effective 04/18/2005: Merrill Lynch Large Cap Core Portfolio changed its name to Mercury Large Cap Core Portfolio.

Effective 04/18/2005: AllianceBernstein Technology Portfolio - Class B changed its name to AllianceBernstein Global Technology Portfolio - Class B.

Effective 04/18/2005: AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large-Cap Growth Portfolio - Class B.

Effective 04/18/2005: Franklin Small Cap Fund - Class 2 Shares changed its name to Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares.

On 02/25/2005, The Travelers Series Trust: MFS Emerging Growth Portfolio was merged into the Travelers Series Trust: MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

On 02/25/2005, The AllianceBernstein Value Funds: AllianceBernstein Growth and Income Fund - Class A was replaced by the AllianceBernstein Variable Products Series Fund Inc: AllianceBerstein Growth and Income Portfolio - Class B and is no longer available as a funding option.

Putnam Variable Trust: Putnam VT Discovery Growth Fund - Class IB Share is no longer available to new contract owners.

Smith Barney Investment Series: SB Government Portfolio - Class A Shares is no longer available to new contract owners.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX B
--------------------------------------------------------------------------------

                               THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the separate accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed annuity payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. The general account and any interest therein is not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at not less than 3% per year. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of 3% per year in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guarantee of 3% for any given year.

TRANSFERS

You may make transfers from the Fixed Account to any other available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to variable funding options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions.

Automated transfers from the Fixed Account to any of the Variable Funding Option may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                                       B-1
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                                   APPENDIX C
--------------------------------------------------------------------------------

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to Metropolitan Life Insurance Company. A list of the contents of the Statement of Additional Information is set forth below:

                      The Insurance Company
                      Distribution and Principal Underwriting Agreement Valuation of Assets
                      Adding, Deleting, or Submitting Investment Portfolios Calculation of Money Market Yield
                      Federal Tax Considerations
                      Independent Registered Public Accounting Firm
                      Other Information
                      Financial Statements
--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated October 20, 2006 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to Metropolitan Life Insurance Company, Administrative Office, P.O. Box 990014, Hartford, CT 06199-0014. The Statement of Additional Information is printed on Book 23B SAI.

Name:
------------------------------------------------------------

Address:
------------------------------------------------------------

        --------------------------------------------------------------------

                                       C-1
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Book 23B                                                        October 20, 2006

                       FLEXIBLE PREMIUM VARIABLE ANNUITY

                      STATEMENT OF ADDITIONAL INFORMATION

                                OCTOBER 20, 2006

                                      FOR

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I

                                   ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY

                                200 PARK AVENUE

                            NEW YORK, NEW YORK 10166

                  DIRECT ALL CORRESPONDENCE AND INQUIRIES TO:

                      METROPOLITAN LIFE INSURANCE COMPANY
                            CUSTOMER SERVICE OFFICE
                                P.O. BOX 990014
                            HARTFORD, CT 06199-0014
                                 (800) 497-4857

THIS STATEMENT OF ADDITIONAL INFORMATION ("SAI") IS NOT A PROSPECTUS BUT RELATES TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE CONTRACT PROSPECTUS DATED OCTOBER 20, 2006. A COPY OF THE PROSPECTUS MAY BE OBTAINED BY WRITING TO METROPOLITAN LIFE INSURANCE COMPANY ("we", "MetLife", "our" and "us"), CUSTOMER SERVICE, P.O. BOX 990014, HARTFORD, CT 06199-0014] OR BY CALLING (800) 497-4857.
Effective October 20, 2006, Contracts formerly issued by First Citicorp Life Insurance Company ("First Citicorp") have become Contracts of MetLife as a result of the merger of First Citicorp with and into MetLife, with MetLife as the surviving company.

This Statement of Additional Information is not a prospectus, and it should be read only in conjunction with the prospectuses for the Contract and the investment portfolios. The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the prospectus by writing or calling us at our address or phone number shown above.

                               TABLE OF CONTENTS

THE INSURANCE COMPANY.......................................    2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...........    2
VALUATION OF ASSETS.........................................    3
ADDING, DELETING, OR SUBSTITUTING INVESTMENT PORTFOLIOS.....    4
CALCULATION OF MONEY MARKET YIELD...........................    4
FEDERAL TAX CONSIDERATIONS..................................    5
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...............    9
OTHER INFORMATION...........................................    9
FINANCIAL STATEMENTS........................................  F-1

                             THE INSURANCE COMPANY

Metropolitan Life Insurance Company is a stock life insurance company formed under the laws of the state of New York in 1868; its main office is located at 200 Park Avenue, New York, New York 10166. It is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. Through its subsidiaries and affiliates, MetLife, Inc. is a leading provider of insurance and other financial services to individual and institutional customers. Obligations to Owners and Beneficiaries that arise under the Contracts are obligations of MetLife.

Before October 20, 2006, all Contracts were issued by First Citicorp, a stock life insurance company incorporated under the laws of New York in 1978. On October 20, 2006, First Citicorp, an indirect wholly-owned subsidiary of MetLife, Inc., merged with and into MetLife. Upon consummation of the merger, First Citicorp's separate corporate existence ceased by operation of law, and MetLife assumed legal ownership of all of the assets of First Citicorp, including the Separate Account and its assets. As a result of the merger, MetLife also has become responsible for all of First Citicorp's liabilities and obligations, including those created under Contracts initially issued by First Citicorp and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a Separate Account of MetLife, and each Owner thereof has become a contract holder of MetLife.

STATE REGULATION. The Company is subject to regulation by the Superintendent of Insurance for the state of New York, New York. An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Metropolitan Life Variable Annuity Separate Account I (formerly First Citicorp Life Variable Annuity Separate Account) (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of New York laws. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

It is conceivable that in the future it may be disadvantageous for both variable annuity and variable life insurance separate accounts, or for variable separate accounts of different insurance companies, to invest simultaneously in the same portfolios (called "mixed" and "shared" funding). Currently neither the insurance companies nor the portfolios foresee any such disadvantages to the companies or to variable Contract Owners. Each portfolio's board of trustees, directors or managers intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

               DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Distribution of Variable Annuity Contracts"). Additional information is provided below.

Metropolitan Life Insurance Company (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC ("MLIDLLC"), which merged with and into MLIDC on that date.

Applications for the Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell our variable annuity contracts and who are also licensed representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 and having written sales agreements with the principal underwriter to sell the Contract.

MLIDC is affiliated with Metropolitan Life Insurance Company and the Separate Account.

The following table shows the amount of commissions paid to and the amount of commissions retained by MLIDLLC (MLIDC's predecessor) over the past three years.

                        MLIDLLC Underwriting Commissions

--------------------------------------------------------------------------------------------------------
                                  UNDERWRITING COMMISSIONS PAID TO   AMOUNT OF UNDERWRITING COMMISSIONS
YEAR                                   MLIDLLC BY THE COMPANY                RETAINED BY MLIDLLC
--------------------------------------------------------------------------------------------------------
 2005                                         $173,235                               $0
--------------------------------------------------------------------------------------------------------
 2004                                         $245,571                               $0
--------------------------------------------------------------------------------------------------------
 2003                                         $473,494                               $0
--------------------------------------------------------------------------------------------------------

The Company and MLIDC have also entered into a preferred distribution arrangement with Citicorp Investment Services, Inc. (Citicorp Investment). These arrangements are sometimes called "shelf space" arrangements. Under this arrangement, the Company and MLIDC pay separate, additional compensation to Citicorp Investment for services Citicorp Investment provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of Citicorp Investment, the hiring and training of Citicorp Investment's sales personnel, the sponsoring of conferences and seminars by Citicorp Investment, or general marketing services performed by Citicorp Investment. Citicorp Investment may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the Citicorp Investment and its registered representatives to favor the Company's products. The amount of total compensation (additional compensation non-commission amounts and commissions) paid to Citicorp Investment during 2005 was $0.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

                              VALUATION OF ASSETS

THE CONTRACT VALUE: The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a funding option from one valuation period to the next. The net investment factor for a funding option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable funding option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a funding option is equal to (a) minus (b), divided by (c) where:

     (a) = investment income plus capital gains and losses (whether realized or unrealized);

     (b) = any deduction for applicable taxes (presently zero); and

     (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A funding option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each funding option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each funding option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the annuity unit on the immediately preceding business day, multiplied by (b) the corresponding net investment factor for the valuation period just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

            ADDING, DELETING, OR SUBSTITUTING INVESTMENT PORTFOLIOS

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in or purchased by the Separate Account. If the shares of a portfolio are no longer available for investment, or if, in our judgment, further investments in any portfolio become inappropriate, we may redeem the shares of that portfolio and substitute shares of another portfolio. We will not substitute any shares attributable to a Contract's interest in a subaccount without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act and other applicable law.

We also reserve the right to establish additional subaccounts of the Separate Account, each of which would invest in shares of a new corresponding portfolio having a specified investment objective. We may, in our sole discretion, establish new subaccounts or eliminate or combine one or more subaccounts if marketing needs, tax considerations or investment or other conditions warrant. Any new subaccounts may be made available to existing Contract Owners on a basis to be determined by us. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more subaccounts may be transferred to any other subaccount if, in our sole discretion, marketing, tax, investment or other conditions warrant.

In the event of any such substitution or change, we may (by appropriate endorsements, if necessary) change the Contract to reflect the substitution or change. If we consider it to be in the best interest of Owners or Annuitants, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act; it may be deregistered under that Act if registration is no longer required; it may be combined with other separate accounts, or its assets may be transferred to another separate account. In addition, we may, when permitted by law, restrict or eliminate any voting privileges of Owners or other persons who have such privileges under the Contracts.

                       CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

        EffectiveYield = ((BaseReturn + 1) to the power of (365/7)) -- 1
Where:

BaseReturn = (AUVChange -- ContractChargeAdjustment)/PriorAUV.
AUVChange = CurrentAUV -- PriorAUV.
ContractChargeAdjustment = AverageAUV * Period Charge.
AverageAUV = (CurrentAUV + PriorAUV)/2.
PeriodCharge = AnnualContractFee * (7/365).
PriorAUV = Unit value as of 7 days prior.
CurrentAUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

BaseReturn = AUVChange/PriorAUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

FOREIGN TAX CREDIT

To the extent permitted under federal income tax law, the Separate Account may claim the benefit of certain tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability.

This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002-2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000 ($42,000 for 2005). The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2006. The $15,000 annual limit will be indexed for inflation after 2006. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($14,000 in 2005).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.  OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3.  PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of Metropolitan Life Insurance Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively), included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of Metropolitan Life Variable Annuity Separate Account I (formerly First Citicorp Life Variable Annuity Separate Account) as of December 31, 2005 and for the period in the year then ended, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

The statement of changes in net assets of Metropolitan Life Variable Annuity Separate Account I (formerly "First Citicorp Life Variable Annuity Separate Account") for the year ended December 31, 2004 and financial highlights for each of the years in the four year period then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                               OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                       FLEXIBLE PREMIUM VARIABLE ANNUITY

                      STATEMENT OF ADDITIONAL INFORMATION

                      INDIVIDUAL VARIABLE ANNUITY CONTRACT

                                   ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166

                  DIRECT ALL CORRESPONDENCE AND INQUIRIES TO:

                      METROPOLITAN LIFE INSURANCE COMPANY
                            CUSTOMER SERVICE OFFICE
                                P.O. BOX 990014
                            HARTFORD, CT 06199-0014
                                 (800) 497-4857

Book 23B SAI                                                    October 20, 2006

PART C

                                OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements


     The financial statements of the Registrant, and the Reports of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Supplement to the Statement of Additional Information. The financial statements of the Registrant include:


     1.   Statement of Assets and Liabilities as of December 31, 2008.

     2.   Statement of Operations for the year ended December 31, 2008.

     3. Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007.

     4.   Notes to Financial Statements.

     5.   Statement of Investments as of December 31, 2008.


     The financial statements and schedules of Metropolitan Life Insurance Company and the report of Independent Registered Public Accounting Firm, are contained in the Supplement to the Statement of Additional Information. The financial statements of Metropolitan Life Insurance Company include:


     1.   Consolidated Balance Sheets as of December 31, 2008 and 2007.

     2. Consolidated Statements of Income for the years ended December 31, 2008, 2007, and 2006.

     3. Consolidated Statement of Stockholders Equity for the years ended December 31, 2008, 2007, and 2006.

     4. Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

     5.   Notes to Consolidated Financial Statements.

(b) Exhibits

           1. (a) Certified resolution of the Board of Directors of First Citicorp Life Insurance Company establishing First Citicorp Life Variable Annuity Separate Account. (1)

               (b) Certified Resolution adopted by the Board of Directors of Metropolitan Life Insurance Company authorizing the merger of First Citicorp Life Insurance Company and Citicorp Life Insurance Company with and into the Company and effecting the establishment of Metropolitan Life Variable Annuity Separate Account I and Metropolitan Life Variable Annuity Separate Account II. (7)

           2.       Not applicable.

           3. (a) Principal Underwriting Agreement between Metropolitan Life Insurance Company and MetLife Investors Distribution Company effective May 1, 2007.(9)


               (b) MetLife Investors Distribution Company Sales Agreement (Enterprise Selling Agreement 6-08). (filed herewith)

           4.  (a)  Contract Form. (2)

               (b)  Individual Retirement Annuity Endorsement. (2)

               (c)  403(b) Tax Sheltered Annuity Endorsement. (2)

               (d) Annuity Contract Endorsement: Amendment of Annuity Income Option Tables. (2)

               (e) Variable Annuity Endorsement: Amendment of Contract Provisions. (3)

               (f)  Roth Individual Retirement Annuity Endorsement. (3)

               (g)  Merger Endorsement. (7)

           5.       Contract Application. (2)

           6. (a) Amended and Restated Charter & By-Laws of Metropolitan Life Insurance Company. (4)

               (b) Amended and Restated By-Laws of Metropolitan Life Insurance Company. (5)

           7.       None.


           8. (a) Amended and Restated Participation Agreement among Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V, Fidelity Distributors Corporation and Metropolitan Life Insurance Company effective April 28, 2008; Sub-Licence Agreement between Fidelity Distributors Corporation and Metropolitan Life Insurance Company to Participation Agreement effective April 28, 2008; and First Amendment dated April 28, 2008 to Participation Agreement effective April 28, 2008.(8)


               (b) Participation Agreement by and among AIM Variable Insurance Funds, Inc. and First Citicorp Life Insurance Company, on behalf of itself and First Citicorp Life Variable Annuity Separate Account dated February 10, 1995; and Amendment No. 1 effective February 3, 1977 to Participation Agreement dated February 10, 1995.(7)

               (c) Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and First Citicorp Life Insurance Company as of May 1, 2000; and Amendment No. 1 as of May 3, 2004 to Participation Agreement as of May 1, 2000.(7)

               (d) Participation Agreement among Citicorp Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC dated May 1, 2000.(7)


               (e) Assignment of and Amendment No. 1 to Participation Agreement dated May 1, 2000 among Metropolitan Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC; (signed 12-02-08) and Amendment No. 2 to Participation Agreement dated May 1, 2000 among Metropolitan Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC.(signed 04-07-09) (filed herewith)


               (f) Participation Agreement among Putnam Variable Trust, Putnam Retail Management, L.P. and First Citicorp Life Insurance Company effective June 1, 2001. (7)

               (g) Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management Inc. and First Citicorp Life Insurance Company dated as of May 1, 2001. (7)

               (h) Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company dated August 31, 2007. (10)

               (i) Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and Metropolitan Life Insurance Company dated April 30, 2001. (4)

               (j) First Amendment to Participation Agreement effective April 30, 2001 among Met Investors Series Trust, Met Investors Advisory LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company effective April 30, 2007; and Second Amendment to the Participation Agreement effective April 30, 2001 among Met Investors Series Trust, MetLife Advisory LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company effective May 1, 2009. (6)



               (k) Participation Agreement among Metropolitan Life Insurance Company, Alliance Capital Management L.P. and Alliance Fund Distributors Inc. dated as of September 1, 2000; Amendment to Particpation Agreement as of May 1, 2004; Amendment No. 2 to Participation Agreement as of May 1, 2007; and Amendment No. 3 dated April 28, 2008 to the Participation Agreement dated September 1, 2000. (filed herewith)



               (l) Participation Agreement among Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investors Services, LLC, Legg Mason Partners Fund Advisor, LLC and Metropolitan Life Insurance Company made and entered into January 1, 2009; and Amendment No. 1 dated _________ to Particpation Agreement made and entered into January 1, 2009. (filed herewith)



           9.       Opinion and Consent of Counsel. (filed herewith)



           10. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm. (filed herewith)


           11.      Not Applicable.

           12.      None.

           13. Powers of Attorney for Metropolitan Life Insurance Company for Sylvia Mathews Burwell, Eduardo Castro-Wright,
                    Cheryl W. Grise, C. Robert Henrikson, R. Glenn
                    Hubbard, John M. Keane, Alfred F. Kelly, Jr., James M. Kilts, Catherine R. Kinney, Hugh B. Price, David Satcher, Kenton J. Sicchitano, William C. Steere, Jr., Lulu C. Wang, William J. Wheeler, James L. Lipscomb and Peter M. Carlson. (filed herewith).

----------
(1) Incorporated herein by reference to First Citicorp Variable Annuity Separate Account's Post-Effective Amendment No. 2 to the Registration Statement on Form N-4, File Nos. 033-83354/811-08732, filed on April 29, 1996.

(2) Incorporated herein by reference to First Citicorp Variable Annuity Separate Account's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File Nos. 333-71377/811-08732, filed on April 6, 1999.

(3) Incorporated herein by reference to First Citicorp Variable Annuity Separate Account's Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File Nos. 033-83354/811-08732, filed on April 28, 1998.

(4) Incorporated herein by reference to the Registration Statement on Form N-4 for Metropolitan Life Separate Account E, File Nos. 333-83716/811-04001, filed on March 5, 2002.

(5) Incorporated herein by reference to the Registration Statement on Form N-4 for Metropolitan Life Separate Account E, File Nos. 333-122883/811-04001, filed on February 17, 2005.

(6) Incorporated herein by reference to Post-Effective Amendment No, 17 to The New England Variable Account's Registration Statement on Form N-4, File Nos. 333-11311/811-05338 filed on April 20, 2009.

(7) Incorporated herein by reference to the Registration Statement on Form N-4 for Metropolitan Life Variable Annuity Separate Account I, File Nos. 333-138112/811-07628, filed on October 20, 2006.

(8) Incorporated herein by reference to Post-Effective Amendment No. 5 to Paragon Separate Account B's Registration Statement on Form N-6, File Nos. 333-133675/811-07534, filed on April 17, 2008.

(9) Incorporated herein by reference to Post-Effective Amendment No. 3 to Paragon Separate Account B's Registration Statement on Form N-6, File Nos. 333-133675/811-07534, filed on February 6, 2008.

(10) Incorporated herein by reference to The New England Variable Account's Post-Effective Amendment No. 15 to the Registration Statement on Form N-4, File Nos. 333-11131/811-05338, filed on April 18, 2008.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

                                       Principal Occupation and                  Positions and Offices
     Name                                  Business Address                         with Depositor
     ----                ----------------------------------------------------   ----------------------
C. Robert Henrikson      MetLife, Inc and Metropolitan Life Insurance Company   Chairman of the Board,
                         Chairman of the Board and Chief Executive Officer      President and Chief
                         200 Park Avenue                                        Executive Officer
                         New York, NY 10166

Sylvia Mathews Burwell   President, Global Development Program                  Director
                         The Bill and Melinda Gates Foundation
                         1551 Eastlake Avenue East
                         Seattle, WA 98102

Eduardo Castro-Wright    President and Chief Executive Officer                  Director
                         Wal-Mart Stores, USA
                         702 Southwest 8th Street
                         Bentonville, AK 72716

Burton A. Dole, Jr.      Retired Chairman, Dole/Neal LLC                        Director
                         Pauma Valley Country Club
                         15835 Pauma Valley Drive
                         Pauma Valley, CA 92061

Cheryl W. Grise          Retired Executive Vice President                       Director
                         Northeast Utilities
                         24 Stratford Road
                         West Hartford, CT 06117

R. Glenn Hubbard         Dean and Russell L. Carson Professor of Finance and    Director
                         Economics
                         Graduate School of Business
                         Columbia University
                         Uris Hall
                         3022 Broadway
                         New York, NY 10027-6902

John M. Keane            Co-Founder and Senior Managing Director                Director
                         Keane Advisors, LLC
                         2020 K St., N.W., Suite 300
                         Washington, DC 20006

Alfred F. Kelly, Jr.     President                                              Director
                         American Express Company
                         200 Vesey Street
                         New York, NY 10285

                                       Principal Occupation and                  Positions and Offices
     Name                                  Business Address                         with Depositor
     ----                ----------------------------------------------------   ----------------------
James M. Kilts           Partner                                                Director
                         Centerview Partners Management, LLC
                         16 School Street
                         Rye, NY 10580

Catherine R. Kinney      Retired President and Co-Chief Operating Officer       Director
                         NYSE
                         1158 5th Avenue
                         New York, NY 10029

Hugh B. Price            Senior Fellow                                          Director
                         Brookings Institution
                         1775 Massachusetts Avenue, N.W.
                         Washington, DC 20036

David Satcher            Director of Satcher Health Leadership Institute and    Director
                         Center of Excellence on Health Disparities
                         Morehouse School of Medicine
                         720 Westview Drive, S.W.
                         Atlanta, GA 30310-1495

Kenton J. Sicchitano     Retired Global Managing Partner                        Director
                         PricewaterhouseCoopers, LLC
                         25 Phillips Pond Road
                         Natick, MA 01760

William C. Steere, Jr.   Retired Chairman of the Board and Chief                Director
                         Executive Officer
                         Pfizer, Inc.
                         235 East 42nd Street, 22nd Floor
                         New York, NY 10017

                                       Principal Occupation and                  Positions and Offices
     Name                                  Business Address                         with Depositor
     ----                ----------------------------------------------------   ----------------------
Lulu C. Wang             Chief Executive Officer                                Director
                         Tupelo Capital Management LLC
                         767 3rd Avenue, 11th Floor
                         New York, NY 10017

Set forth below is a list of certain principal officers of Metropolitan Life Insurance Company ("Metropolitan Life"). The principal business address of each officer of Metropolitan Life is 200 Park Avenue, New York, New York 10166.

Name                                Position with Metropolitan Life
----                  ----------------------------------------------------------
C. Robert Henrikson   Chairman of the Board, President and Chief Executive
                      Officer

Jeffrey A. Welikson   Senior Vice President and Secretary

Ruth A. Fattori       Executive Vice President and Chief Administrative Officer

Steven A. Kandarian   Executive Vice President and Chief Investment Officer

James L. Lipscomb     Executive Vice President and General Counsel

Maria R. Morris       Executive Vice President, Technology and Operations

William J. Mullaney   President, Institutional Business

Peter M. Carlson      Executive Vice President and Chief Accounting Officer

William J. Toppeta    President, International

Lisa Weber            President, Individual Business

William J. Wheeler    Executive Vice President and Chief Financial Officer

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Registrant is a separate account of Metropolitan Life Insurance Company under New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. The Registrant and Depositor are ultimately controlled by MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF JUNE 30, 2009

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2009. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    MetLife Investors Insurance Company (MO)

O.    First MetLife Investors Insurance Company (NY)

P.    Walnut Street Securities, Inc. (MO)

Q.    Newbury Insurance Company, Limited (BERMUDA)

R.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

      3.    MetLife Investors Financial Agency, Inc. (TX)

S.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife Seguros de Vida S.A. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Limited (United Kingdom)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13.   MetLife Insurance S.A./NV (Belgium)

      14.   MetLife Services Limited (United Kingdom)

      15.   MetLife Insurance Limited (Australia)

            a)    MetLife Investments Pty Limited (Australia)

                  i) MetLife Insurance and Investment Trust (Australia) - MetLife Insurance and Investment Trust is a trust vehicle, the trustee of which is MetLife Investment Pty Limited. MetLife Investments Pty Limited is a wholly owned subsidiary of MetLife Insurance Limited.

            b)    MetLife Services (Singapore) PTE Limited (Australia)

      16. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      17. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      18. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      19.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


      20.   MetLife NC Limited (Ireland)


      21.   MetLife Europe Services Limited (Ireland)


T.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  i) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    MLIC Asset Holdings II LLC (DE)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      18.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      19.   Bond Trust Account A (MA)

      20.   MetLife Investments Asia Limited (Hong Kong).

      21. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      22. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      23.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      24.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)   GenAmerica Management Corporation (MO)

      25.   Corporate Real Estate Holdings, LLC (DE)

      26. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      27.   MetLife Tower Resources Group, Inc. (DE)

      28.   Headland - Pacific Palisades, LLC (CA)

      29. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      30.   Krisman, Inc. (MO)

      31.   Special Multi-Asset Receivables Trust (DE)

      32.   White Oak Royalty Company (OK)

      33.   500 Grant Street GP LLC (DE)

      34. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      35.   MetLife Canada/MetVie Canada (Canada)

      36.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      37.   Euro CL Investments LLC (DE)

      38.   MEX DF Properties, LLC (DE)

      39. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      40.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      41.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      42.   MLIC Asset Holdings, LLC (DE)

      43.   85 Brood Street LLC (CT)

      44.   The Building at 575 Fifth LLC (DE)


U.    MetLife Capital Trust IV (DE)

V.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

            b)    ML/VCC Gilroy, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)

      20.   TLA Holdings II LLC (DE)


W.    MetLife Reinsurance Company of South Carolina (SC)

X.    MetLife Investment Advisors Company, LLC (DE)

Y.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Z.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           i)    MetLife Services East Private Limited (India)


           ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


AA.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

BB.   MetLife Capital Trust X (DE)

CC.   Cova Life Management Company (DE)

DD.   MetLife Reinsurance Company of Charleston (SC)

EE.   Federal Flood Certification Corp (TX)

FF.   MetLife Planos Odontologicos Ltda. (Brazil)

GG.   Metropolitan Realty Management, Inc. (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

3) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        6


ITEM 27. NUMBER OF CONTRACT OWNERS


As of August 31, 2009, there were 356 Qualified Contract Owners and 1,165 Non-Qualified Contract Owners.


ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors' and Officers' Liability and Corporate Reimbursement Insurance Policy with a limit of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):

Met Investors Series Trust
MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Life Account One
First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven
General American Separate Acocunt Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Separate Account E
MetLife of CT Separate Account Eleven for Variable Annuities
Metropolitan Life Separate Account UL
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.


NAME AND PRINCIPAL BUSINESS ADDRESS   POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------   --------------------------------------
Michael K. Farrell                    Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham                      Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                    Director
1095 Avenue of the Americas
New York, NY 10036

Paul A. Sylvester                     President, National Sales
10 Park Avenue                        Manager-Annuities & LTC
Morristown, NJ 07962

Elizabeth M. Forget                   Executive Vice President
1095 Avenue of the Americas
New York, NY 10036

Paul A. LaPiana                       Executive Vice President, National Sales
5 Park Plaza, Suite 1900              Manager-Life
Irvine, CA 92614

Richard C. Pearson                    Executive Vice President, General Counsel
5 Park Plaza, Suite 1900              and Secretary
Irvine, CA 92614

Peter Gruppuso                        Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Douglas P. Rodgers                    Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------   --------------------------------------
Curtis Wohlers                        Senior Vice President, National Sales
1 MetLife Plaza                       Manager, Independent Planners and
27-01 Queens Plaza North              Insurance Advisors
Long Island City, NY 11101

Jeffrey A. Barker                     Senior Vice President, Channel
1 MetLife Plaza                       Head-Independent Accounts
27-01 Queens Plaza North
Long Island City, NY 11101

Andrew Aiello                         Senior Vice President, Channel
5 Park Plaza, Suite 1900              Head-National Accounts
Irvine, CA 92614

Jay S. Kaduson                        Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt                   Treasurer
1095 Avenue of the Americas
New York, NY 10036

Debora L. Buffington                  Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

David DeCarlo                         Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paul M. Kos                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Deron J. Richens                      Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Cathy Sturdivant                      Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paulina Vakouros                      Vice President
1095 Avenue of the Americas
New York, NY 10036

(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                (1)                            (2)             (3)           (4)          (5)
                                        Net Underwriting
                                          Discounts And    Compensation   Brokerage      Other
Name of Principal Underwriter              Commissions    On Redemption  Commissions  Compensation
-----------------------------           ----------------  -------------  -----------  ------------
MetLife Investors Distribution Company    $ 144,689,685         $0           $0           $0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

          (a)  Registrant

          (b) Metropolitan Life Insurance Company, 1095 Avenue of the Americas, New York, NY 10036

          (c) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

          (d)  Metlife, 501 Boylston Street, Boston, MA 02116

          (e) MetLife, Administrative Office, 1300 Hall Boulevard, Bloomfield, CT 06002

          (f)  MetLife, 18210 Crane Nest Drive, Tampa, FL 33647

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

(a) The Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for as long as purchase payments under the contracts offered herein are being accepted.

(b) The Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove and send to the Company for a Statement of Additional Information.

(c) The Registrant undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

(d) The Company represents that in connection with its offering of the contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

(e) Metropolitan Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Metropolitan Life Insurance Company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of New York, and the State of New York, on the 2nd day of November 2009.


                                        METROPOLITAN LIFE VARIABLE ANNUITY
                                        SEPARATE ACCOUNT II
                                        (Registrant)

                                        BY: METROPOLITAN LIFE INSURANCE COMPANY
                                            (Depositor)


                                        BY: /s/ Paul G. Cellupica
                                            ------------------------------------
                                            Paul G. Cellupica
                                            Chief Counsel, Securities Regulation
                                            and Corporate Services


                                        METROPOLITAN LIFE INSURANCE COMPANY
                                        (Depositor)


                                        BY: /s/ Paul G. Cellupica
                                            ------------------------------------
                                            Paul G. Cellupica
                                            Chief Counsel, Securities Regulation
                                            and Corporate Services

                                   SIGNATURES


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 2, 2009.


              Signature                                   Title
              ---------                                   -----


                  *                       Chairman of the Board, President and
-------------------------------------            Chief Executive Officer
C. ROBERT HENRIKSON


                  *                           Executive Vice President and
-------------------------------------            Chief Financial Officer
WILLIAM J. WHEELER


                  *                           Executive Vice President and
-------------------------------------           Chief Accounting Officer
PETER M. CARLSON


                  *                           Executive Vice President and
-------------------------------------                General Counsel
JAMES L. LIPSCOMB


                  *                                     Director
-------------------------------------
SYLVIA MATHEWS BURWELL


                  *                                     Director
-------------------------------------
EDUARDO CASTRO-WRIGHT


                                                        Director
-------------------------------------
BURTON A. DOLE, JR.


                  *                                     Director
-------------------------------------
CHERYL W. GRISE


                  *                                     Director
-------------------------------------
R. GLENN HUBBARD


                  *                                     Director
-------------------------------------
JOHN M. KEANE

              Signature                                   Title
              ---------                                   -----


                  *                                     Director
-------------------------------------
ALFRED F. KELLY, JR.


                  *                                     Director
-------------------------------------
JAMES M. KILTS


                  *                                     Director
-------------------------------------
CATHERINE R. KINNEY


                  *                                     Director
-------------------------------------
HUGH B. PRICE


                  *                                     Director
-------------------------------------
DAVID SATCHER


                  *                                     Director
-------------------------------------
KENTON J. SICCHITANO


                  *                                     Director
-------------------------------------
WILLIAM C. STEERE, JR.


                  *                                     Director
-------------------------------------
LULU C. WANG


/s/ JOHN E. CONNOLLY, JR
-------------------------------------
JOHN E. CONNOLLY, JR.
Attorney-In-Fact
November 2, 2009


* Metropolitan Life Insurance Company. Executed by John E. Connolly, Jr., Esq., on behalf of those indicated pursuant to Powers of Attorney filed herewith.

                               INDEX TO EXHIBITS

EX-3B   MetLife Investors Distribution Company Sales Agreement

EX-8E   Amendments Nos. 1 and 2 .to PIMCO Participation Agreement

EX-8K   AllianceBernstein Participation Agreement and Amendment Nos. 1, 2 and 3

EX-8L   LeggMason Participation Agreement and Amendment No. 1

EX-9    Opinion and Consent of Counsel

EX-10 Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)

EX-13   Powers of Attorney